3/24


05006779

# 82- SUBMISSIONS FACING SHEET



MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nestle

*CURRENT ADDRESS

PROCESSED
MAR 25 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1252 FISCAL YEAR 12-31-04

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | | | |
|---|---|---|---|---|---|
| 12G3-2B | (INITIAL FILING) | ☐ | AR/S | (ANNUAL REPORT) | ☑ |
| 12G32BR | (REINSTATEMENT) | ☐ | SUPPL | (OTHER) | ☐ |
| DEF 14A | (PROXY) | ☐ | | | |

OICF/BY: [signature]

DAT : 3/24/05

82-1252


Nestlé

Good Food, Good Life

AR/S
12-31-04

# 2004 Financial statements

Consolidated accounts of the Nestlé Group
Annual report of Nestlé S.A.

RECEIVED
2005 MAR 24 A 10: 23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Consolidated Accounts of the Nestlé Group



## 138th Annual Report of Nestlé S.A.

# Consolidated income statement for the year ended 31 December 2004

| In millions of CHF | Notes | 2004 | 2003 |
|---|---|---|---|
| **Sales to customers** | 1 | **86 769** | **87 979** |
| Cost of goods sold | | (36 146) | (37 583) |
| Distribution expenses | | (7 045) | (7 104) |
| *Marketing and administration expenses* | | (31 195) | (31 081) |
| Research and development costs | | (1 413) | (1 205) |
| **EBITA Earnings Before Interest, Taxes and Amortisation of goodwill** | 1 | **10 970** | **11 006** |
| Net other income (expenses) | 2 | (699) | (534) |
| Amortisation of goodwill | | (1 599) | (1 571) |
| **Profit before interest and taxes** | | **8 672** | **8 901** |
| Net financing cost | 3 | (669) | (594) |
| **Profit before taxes** | 4 | **8 003** | **8 307** |
| Taxes | 5 | (2 452) | (2 307) |
| **Net profit of consolidated companies** | | **5 551** | **6 000** |
| *Share of profit attributable to minority interests* | | (422) | (380) |
| Share of results of associates | 6 | 1 588 | 593 |
| **Net profit** | | **6 717** | **6 213** |
| As percentages of sales | | | |
| EBITA Earnings Before Interest, Taxes and Amortisation of goodwill | | 12.6% | 12.5% |
| Net profit | | 7.7% | 7.1% |
| Earnings per share (in CHF) | | | |
| Basic earnings per share | 7 | 17.29 | 16.05 |
| Fully diluted earnings per share | 7 | 16.96 | 15.92 |

# Consolidated balance sheet as at 31 December 2004

before appropriations

| In millions of CHF | Notes | | 2004 | | 2003 |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current assets | | | | | |
| Liquid assets | 8 | | | | |
| Cash and cash equivalents | | 4 902 | | 7 074 | |
| Other liquid assets | | 10 380 | | 8 054 | |
| | | | 15 282 | | 15 128 |
| Trade and other receivables | 9 | | 11 809 | | 12 851 |
| Inventories | 10 | | 7 025 | | 6 995 |
| Derivative assets | 11 | | 585 | | 669 |
| Prepayments and accrued income | | | 584 | | 590 |
| **Total current assets** | | | 35 285 | | 36 233 |
| Non-current assets | | | | | |
| Property, plant and equipment | 12 | | | | |
| Gross value | | 41 045 | | 41 778 | |
| Accumulated depreciation | | (23 993) | | (24 339) | |
| | | | 17 052 | | 17 439 |
| Investments in associates | 13 | | 4 091 | | 2 707 |
| Deferred tax assets | 23 | | 1 446 | | 1 398 |
| Financial assets | 14 | | 2 410 | | 2 394 |
| Employee benefits assets | 21 | | 928 | | 1 070 |
| Goodwill | 15 | | 23 854 | | 26 745 |
| Intangible assets | 16 | | 2 028 | | 1 575 |
| **Total non-current assets** | | | 51 809 | | 53 328 |
| **Total assets** | | | 87 094 | | 89 561 |

| In millions of CHF | Notes | | 2004 | | 2003 |
|---|---|---|---|---|---|
| **Liabilities, minority interests and equity** | | | | | |
| Current liabilities | | | | | |
| Trade and other payables | 17 | | 9 107 | | 9 852 |
| Financial liabilities | 18 | | 14 722 | | 15 419 |
| Tax liabilities | | | 584 | | 549 |
| Derivative liabilities | 19 | | 856 | | 846 |
| Accruals and deferred income | | | 3 848 | | 3 699 |
| **Total current liabilities** | | | **29 117** | | **30 365** |
| Non-current liabilities | | | | | |
| Financial liabilities | 20 | | 10 731 | | 14 064 |
| Employee benefits liabilities | 21 | | 3 192 | | 3 363 |
| Deferred tax liabilities | 23 | | 447 | | 576 |
| Other payables | | | 327 | | 309 |
| Provisions | 24 | | 3 004 | | 3 061 |
| **Total non-current liabilities** | | | **17 701** | | **21 373** |
| **Total liabilities** | | | **46 818** | | **51 738** |
| **Minority interests** | | | **1 057** | | **943** |
| Equity | | | | | |
| Share capital | 25 | | 404 | | 404 |
| Share premium and reserves | | | | | |
| Share premium | | 5 926 | | 5 926 | |
| Reserve for treasury shares | | 2 619 | | 2 458 | |
| Translation reserve | | (7 189) | | (5 630) | |
| Retained earnings | | 39 894 | | 36 093 | |
| | | | 41 250 | | 38 847 |
| | | | 41 654 | | 39 251 |
| Less: | | | | | |
| Treasury shares | 26 | | (2 435) | | (2 371) |
| **Total equity** | | | **39 219** | | **36 880** |
| **Total liabilities, minority interests and equity** | | | **87 094** | | **89 561** |

# Consolidated cash flow statement for the year ended 31 December 2004

| In millions of CHF | Notes | | 2004 | | 2003 |
|---|---|---|---|---|---|
| Operating activities | | | | | |
| Net profit of consolidated companies | | 5 551 | | 6 000 | |
| Depreciation of property, plant and equipment | 12 | 2 506 | | 2 408 | |
| Impairment of property, plant and equipment | 12 | 130 | | 148 | |
| Amortisation of goodwill | 15 | 1 599 | | 1 571 | |
| Depreciation of intangible assets | 16 | 278 | | 255 | |
| Impairment of intangible assets | 16 | — | | 74 | |
| Increase/(decrease) in provisions and deferred taxes | | 78 | | 312 | |
| Decrease/(increase) in working capital | 27 | 227 | | (688) | |
| Other movements | | 43 | | 45 | |
| **Operating cash flow** [a] | | | **10 412** | | **10 125** |
| Investing activities | | | | | |
| Capital expenditure | 12 | (3 295) | | (3 337) | |
| Expenditure on intangible assets | 16 | (736) | | (682) | |
| Sale of property, plant and equipment | | 246 | | 244 | |
| Acquisitions [b] | 28 | (633) | | (1 950) | |
| Disposals | 29 | 266 | | 725 | |
| Income from associates | | 201 | | 208 | |
| Other movements | | (23) | | 64 | |
| **Cash flow from investing activities** | | | **(3 974)** | | **(4 728)** |

[a] Taxes paid amount to CHF 2523 million (2003: CHF 2267 million). Net interest paid amounts to CHF 578 million (2003: CHF 532 million).
[b] 2003 comparatives exclude the CHF 3 billion payable for the Dreyer's acquisition recorded under non-current financial liabilities.

| In millions of CHF | Notes | | 2004 | | 2003 |
|---|---|---|---|---|---|
| Financing activities | | | | | |
| Dividend for the previous year | | (2 800) | | (2 705) | |
| Purchase of treasury shares | | (715) | | (318) | |
| Sale of treasury shares and options | | 573 | | 660 | |
| Movements with minority interests | | (189) | | (197) | |
| Bonds issued | | 558 | | 2 305 | |
| Bonds repaid | | (903) | | (693) | |
| Increase/(decrease) in non-current financial liabilities | | (683) | | (134) | |
| Increase/(decrease) in current financial liabilities | | (1 204) | | (2 930) | |
| Decrease/(increase) in marketable securities and other liquid assets | | (2 077) | | (736) | |
| Decrease/(increase) in short-term investments | | (487) | | 734 | |
| **Cash flow from financing activities** | | | **(7 927)** | | **(4 014)** |
| Translation differences on flows | | | (494) | | (457) |
| **Increase/(decrease) in cash and cash equivalents** | | | **(1 983)** | | **926** |
| Cash and cash equivalents retranslated at beginning of year | | | | | |
| Cash and cash equivalents at beginning of year | | 7 074 | | 6 338 | |
| Effects of exchange rate changes on opening balance | | (189) | | (190) | |
| | | | 6 885 | | 6 148 |
| ***Cash and cash equivalents at end of year*** | 8 | | 4 902 | | 7 074 |

# Consolidated statement of changes in equity

| In millions of CHF | Share premium | Reserve for treasury shares | Translation reserve | Retained earnings | Total reserves | Share capital | Less: Treasury shares | Total equity |
|---|---|---|---|---|---|---|---|---|
| **Equity as at 31 December 2002** | 5 926 | 2 830 | (4 070) | 32 307 [a] | 36 993 | 404 | (2 578) | 34 819 |
| Gains and losses | | | | | | | | |
| Net profit | | | | 6 213 | 6 213 | | | 6 213 |
| Currency retranslations | | | (1 560) | | (1 560) | | | (1 560) |
| Taxes on equity items | | | | 7 | 7 | | | 7 |
| Fair value adjustments on available-for-sale financial instruments | | | | | | | | |
| – Unrealised results | | | | 15 | 15 | | | 15 |
| – Recognition of realised results in the income statement | | | | 2 | 2 | | | 2 |
| Fair value adjustments on cash flow hedges and on hedges of net investments in foreign entities | | | | | | | | |
| – Unrealised results | | | | (198) | (198) | | | (198) |
| – Recognition of realised results in the income statement | | | | (74) | (74) | | | (74) |
| Recovery on disposal of goodwill charged to equity prior to 1 January 1995 | | | | 19 | 19 | | | 19 |
| **Total gains and losses** | | | (1 560) | 5 984 | 4 424 | | | 4 424 |
| Distributions to and transactions with shareholders | | | | | | | | |
| Dividend for the previous year | | | | (2 705) | (2 705) | | | (2 705) |
| Movement of treasury shares (net) | | (372) | | 372 | – | | 372 | 372 |
| Result on options and treasury shares held for trading purposes | | | | 135 | 135 | | (165) | (30) |
| Premium on warrants issued [b] | | | | (0) | (0) | | | (0) |
| **Total distributions to and transactions with shareholders** | | (372) | | (2 198) | (2 570) | | 207 | (2 363) |
| **Equity as at 31 December 2003** | 5 926 | 2 458 | (5 630) | 36 093 [a][c] | 38 847 | 404 | (2 371) | 36 880 |

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 103 million in 2003 and up to USD 47 million in 2006 (see note 20).
[b] Partial redemption of the Turbo Zero Equity-Link bond issue
[c] Includes a negative Hedging Reserve of CHF 32 million.

| In millions of CHF | Share premium | Reserve for treasury shares | Translation reserve | Retained earnings | Total reserves | Share capital | Less: Treasury shares | Total equity |
|---|---|---|---|---|---|---|---|---|
| **Equity as at 31 December 2003** | 5 926 | 2 458 | (5 630) | 36 093 [a] | 38 847 | 404 | (2 371) | 36 880 |
| Gains and losses | | | | | | | | |
| Net profit | | | | 6 717 | 6 717 | | | 6 717 |
| Currency retranslations | | | (1 559) | | (1 559) | | | (1 559) |
| Taxes on equity items | | | | (1) | (1) | | | (1) |
| Fair value adjustments on available-for-sale financial instruments | | | | | | | | |
| – Unrealised results | | | | 114 | 114 | | | 114 |
| – Recognition of realised results in the income statement | | | | (13) | (13) | | | (13) |
| Fair value adjustments on cash flow hedges and on hedges of net investments in foreign entities | | | | | | | | |
| – Unrealised results | | | | 4 | 4 | | | 4 |
| – Recognition of realised results in the income statement | | | | 2 | 2 | | | 2 |
| Recovery on disposal of goodwill charged to equity prior to 1 January 1995 | | | | 17 | 17 | | | 17 |
| **Total gains and losses** | | | (1 559) | 6 840 | 5 281 | | | 5 281 |
| Distributions to and transactions with shareholders | | | | | | | | |
| Dividend for the previous year | | | | (2 800) | (2 800) | | | (2 800) |
| Movement of treasury shares (net) | | 161 | | (161) | – | | (142) | (142) |
| Result on options and treasury shares held for trading purposes | | | | (78) | (78) | | 78 | – |
| **Total distributions to and transactions with shareholders** | | 161 | | (3 039) | (2 878) | | (64) | (2 942) |
| **Equity as at 31 December 2004** | 5 926 | 2 619 | (7 189) | 39 894 [a][b] | 41 250 | 404 | (2 435) | 39 219 |

[a] In the event of a redemption of the Turbo Zero Equity-Link bond issue, part of the USD 123 million premium received in June 2001 on warrants issued would be repaid, i.e. up to USD 47 million in 2006 (see note 20).
[b] Includes a negative Hedging Reserve of CHF 20 million.

# Annex

## Accounting policies

Accounting convention and accounting standards
The Consolidated Accounts comply with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB that are effective as of the balance sheet date.

The accounts have been prepared on an accruals basis and under the historical cost convention, except that the following assets and liabilities are stated at their fair values: derivative financial instruments, investments held for trading, available-for-sale investments and recognised assets and liabilities subject to fair value hedges. All significant consolidated companies have a 31 December accounting year-end. All disclosures required by the 4th and 7th European Union company law directives are provided.

Scope of consolidation
The Consolidated Accounts comprise those of Nestlé S.A. and of its affiliated companies, including joint ventures, and associates (the Group). The list of the principal companies is provided in the section "Companies of the Nestlé Group".

Consolidated companies
Companies, in which the Group has a participation, usually a majority, and where it exercises control, are fully consolidated. This applies irrespective of the percentage of the participation in the share capital. Control refers to the power to govern the financial and operating policies of an affiliated company so as to obtain the benefits from its activities. Minority interests are shown as a separate category from equity and liabilities in the balance sheet and the share of the profit attributable to minority interests is shown as a separate line in the income statement.

Proportionate consolidation is applied for companies over which the Group exercises joint control with partners. The individual assets, liabilities, income and expenses are consolidated in proportion to the Nestlé participation in their equity (usually 50%).

Newly acquired companies are consolidated from the effective date of acquisition, using the purchase method.

Associates
Companies where the Group has a significant influence but does not exercise management control are accounted for by the equity method. The net assets and results are recognised on the basis of the associate's own accounting policies, where it is impractical to make adjustments to the Group's accounting policies.

Foreign currencies
In individual companies, transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction. Monetary assets and liabilities in foreign currencies are translated at year-end rates. Any resulting exchange differences are taken to the income statement.

On consolidation, assets and liabilities of Group companies denominated in foreign currencies are translated into Swiss Francs at year-end exchange rates. Income and expense items are translated into Swiss Francs at the annual average rate of exchange or at the rate on the date of the transaction for significant items.

Differences arising from the retranslation of opening net assets of Group companies, together with differences arising from the restatement of the net results for the year of Group companies, from average or actual rates to year-end rates, are taken to equity.

The balance sheet and net results of Group companies operating in hyperinflationary economies are restated for the changes in the general purchasing power of the local currency, using official indices at the balance sheet date, before translation into Swiss Francs at year-end rates.

*Segmental information*
Segmental information is based on two segment formats: the primary format reflects the Group's management structure, whereas the secondary format is product oriented.

The primary segment format – by management responsibility and geographic area – represents the Group's management structure. The principal activity of the Group is the food business, which is managed through three geographic zones. Nestlé Waters, managed on a worldwide basis, is disclosed separately. The other activities encompass mainly pharmaceutical products as well as other food businesses, which are generally managed on a worldwide basis. The secondary segment format, representing products, is divided into six product groups (segments).

Segment results represent the contribution of the different segments to central overheads, research and development costs and the profit of the Group. Unallocated items comprise mainly corporate expenses as well as research and development costs. Specific corporate expenses as well as specific research and development costs are allocated to the corresponding segments.

Segment assets comprise property, plant and equipment, trade and other receivables, inventories and prepayments and accrued income. Unallocated items represent mainly corporate and research and development assets, including goodwill. Liabilities comprise trade and other payables and accruals and deferred income. Eliminations represent inter-company balances between the different segments.

Segment assets and liabilities by management responsibilities and geographic area represent the situation at the end of the year. Assets by product group represent the annual average as this provides a better indication of the level of invested capital for management purposes.

**Financial risk management and commodity price risk management**

Financial risk management is an integral part of the way the Group is managed. The Board establishes the Group's financial policies and the Chief Executive Officer (CEO) establishes objectives in line with these policies. An Asset and Liability Management Committee (ALMC), under the supervision of the Chief Financial Officer (CFO), is then responsible for setting financial strategies, which are executed by the Centre Treasury, the Regional Treasury Centres and, in specific local circumstances, by the affiliated companies. The activities of the Centre Treasury and of the various Regional Treasury Centres are supervised by an independent Middle Office which verifies the compliance of the strategies proposed and/or operations executed within the approved guidelines and limits set by the ALMC. Approved Treasury Management Guidelines define and classify risks as well as determine, by category of transaction, specific approval, limit and monitoring procedures. In the course of its business, the Group is exposed to financial market risks, credit risk, settlement risk and liquidity risk. In accordance with the aforementioned policies, the Group only enters into derivative transactions relating to operating and/or financial assets or liabilities or anticipated future transactions. The Group does not enter into trading derivative transactions without underlying assets or liabilities.

Financial market risks are essentially caused by exposures to foreign currencies, interest rates and commodity prices. Foreign currency transaction risk arises because affiliated companies sometimes undertake transactions in foreign currencies such as the import of raw materials, the export of finished goods and the related borrowings. Translation exposure arises from the consolidation of the Group accounts into Swiss Francs. Interest rate risk comprises the interest price risk that results from borrowing at fixed rates and the interest cash flow risk that results from borrowing at variable rates. Commodity price risk arises from transactions on the world commodity markets for securing the supplies of green coffee, cocoa beans and other commodities necessary for the manufacture of some of the Group's products. These risks are mitigated by the use of derivative financial instruments (see valuation methods and definitions below).

Credit risk arises because a counterparty may fail to perform its obligations. The Group is exposed to credit risks on financial instruments such as liquid assets, derivative assets and trade receivable portfolios. Credit risk is managed by investing liquid assets and acquiring derivatives with high credit quality financial institutions in accordance with the Group's Treasury Management Guidelines. The Group is not exposed to concentrations of credit risk on its liquid assets as these are spread over several financial institutions. Trade receivables are subject to credit limits, control and approval procedures in all the affiliated companies. Due to its large geographic base and number of customers, the Group is not exposed to material concentrations of credit risk on its trade receivables.

Settlement risk results from the fact that the Group may not receive financial instruments from its counterparties at the expected time. This risk is managed by monitoring counterparty activity and settlement limits and managing pre-settlement counterparty exposures.

Liquidity risk arises from the fact that a counterparty may not be able to unwind or offset a position because of inadequate market depth or disruption or refinancing problems. This risk is managed by limiting exposures in instruments that may be affected by liquidity problems and by actively matching the funding horizon of debt with incoming cash flows. As a result of its strong credit ratings, the Group does not expect any refinancing issues.

The Group has several benchmarks and approval requirements for borrowing and investing as well as for using derivatives. In general, affiliated companies may borrow in their respective local currencies up to six months forward while Group management approval is required for longer terms and for any indebtedness in foreign currency as well as for interest and foreign exchange derivatives on such positions. The affiliated companies may also hedge their foreign currency exposures up to six months forward mainly through the Regional Treasury Centres but they must obtain the approval of Group management for longer maturities. The affiliated companies must repatriate all their excess liquidities to Group finance companies or require the approval of Group management for the rare cases where they may have a justification to invest them locally. The ALMC reviews and decides the currency and interest rate framework of Nestlé's intragroup loans portfolio on a monthly basis.

With regard to commodity price exposures, Group management defines the hedging policy for affiliated companies. This policy is sufficiently flexible to allow them to rapidly adjust their hedges following possible changes in their raw material needs.

## Valuation methods and definitions

### Sales to customers

Sales to customers represent the sale of products and services rendered to third parties, net of general price reductions and sales taxes. Sales are recognised in the income statement at the moment when the significant risks and rewards of ownership of the goods have been transferred to the buyer.

### Net financing cost

This item includes the financial expense on borrowings from third parties as well as the financial income earned on funds invested outside the Group. Exchange differences on financial assets and liabilities and the results on interest hedging instruments that are recognised in the income statement are also presented in net financing cost.

### Taxes

This heading includes current taxes on profit and other taxes such as taxes on capital. Also included are actual or potential withholding taxes on current and expected transfers of income from Group companies and tax adjustments relating to prior years. Income tax is recognised in the income statement, except to the extent that it relates to items directly taken to equity, in which case it is recognised in equity.

Deferred taxation is the tax attributable to the temporary differences that appear when taxation authorities recognise and measure assets and liabilities with rules that differ from those of the consolidated accounts.

Deferred taxes are calculated under the liability method at the rates of tax expected to prevail when the temporary differences reverse. Any changes of the tax rates are recognised in the income statement unless related to items directly recognised in equity. Deferred tax liabilities are recognised on all taxable temporary differences excluding non-deductible goodwill. Deferred tax assets are recognised on all deductible temporary differences provided that it is probable that future taxable income will be available.

### Current financial assets

Current financial assets include liquid assets and receivables. Receivables are classified as originated by the enterprise and measured at cost less appropriate bad debt allowances.

Liquid assets encompass cash at bank and in hand, cash equivalents, marketable securities and current investments. Cash equivalents consist of bank deposits and fixed term investments whose maturities are three months or less from the date of acquisition. Current investments consist of bank deposits and fixed term investments whose maturities are more than three months from the date of acquisition.

Liquid assets classified as available-for-sale comprise fixed rate deposits and marketable securities such as commercial paper. They are stated at fair value with all unrealised gains and losses recognised in equity until the disposal of the investment when, at such time, gains and losses previously carried to equity are recognised in the income statement.

Liquid assets not classified as available-for-sale are marketable securities and other portfolios that are managed with the aim of delivering performance over agreed benchmarks and are therefore classified as trading. They are carried at fair value and all their gains and losses, realised and unrealised, are recognised in the income statement.

Financial assets that are acquired in market places that require the delivery within a time frame established by a convention are accounted for in accordance with the settlement date.

Fair value is determined on the basis of market prices at the balance sheet date for listed instruments and on the basis of discounted cash flow techniques based on market data for the other financial instruments.

Inventories
Raw materials and purchased finished goods are valued at purchase cost. Work in progress and manufactured finished goods are valued at production cost. Production cost includes direct production costs and an appropriate proportion of production overheads and factory depreciation.

Movements in raw material inventories and purchased finished goods are accounted for using the FIFO (first in, first out) method. The weighted average cost method is used for other inventories.

A provision is established when the net realisable value of any inventory item is lower than the value calculated above.

Derivative financial instruments and hedging
Derivative financial instruments are mainly used to manage operational exposures to foreign exchange, interest rate and commodity price risks. Whilst some derivatives are also acquired with the aim of managing the return of marketable security portfolios, these derivatives are only acquired when there are underlying financial assets.

All derivative financial instruments are carried at fair value, being the market value for listed instruments or valuation based on mathematical models, such as option pricing models and discounted cash flow calculations for unlisted instruments. These models take into consideration assumptions based on market data.

The derivative financial instruments consist mainly of currency forwards and options, commodity futures and options, interest forwards, options and swaps as well as interest rate and currency swaps.

Hedge accounting is applied to derivative financial instruments that are effective in offsetting the changes in fair value or cash flows of the hedged items. The effectiveness of such hedges is verified at regular intervals and at least on a quarterly basis.

Fair value hedges are derivative financial instruments that hedge the currency risk and/or the interest price risk. The changes in fair value of fair value hedges are recognised in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Cash flow hedges are derivative financial instruments that hedge the currency risks of anticipated future export sales, cash flow risks of anticipated future purchases of equipment, the currency and/or commodity risk of future purchases of raw materials as well as the cash flow risk from changes in interest rates. The effective part of the changes in fair value of cash flow hedges are recognised in equity, while any ineffective part is recognised immediately in the income statement. When the hedged item results in an asset or in a liability, the gains and losses previously recognised in equity are included in the measurement cost of the asset or of the liability. As a result of the short business cycle of the Group, the majority of the transactions outstanding at the balance sheet date are expected to occur in the next period. Otherwise the gains and losses previously recognised in equity are removed from equity and recognised in the income statement at the same time as the hedged transaction.

Hedges of the net investment in a foreign entity are currency derivative financial instruments that hedge the translation exposure on the net investment in affiliated companies. The changes in fair value of such derivatives are recognised in equity until the net investment is sold or otherwise disposed of.

Trading derivatives are comprised of two categories. The first includes derivatives for which hedge accounting is not applied because they are either not designated or not effective as hedging instruments. For example, certain foreign exchange derivatives that are used to reduce the currency exposure of financial assets or liabilities are not designated as hedging instruments. The second category relates to derivatives that are acquired with the aim of delivering performance over agreed benchmarks of marketable security portfolios. In all cases, derivatives are acquired in full compliance with the risk management policies of the Group.

Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year, which will not be received until after the balance sheet date.

Property, plant and equipment

Property, plant and equipment are shown in the balance sheet at their historical cost. Depreciation is provided on the straight-line method so as to depreciate the initial cost over the estimated useful lives, which are as follows:

| | |
|---|---|
| Buildings | 25–50 years |
| Machinery and equipment | 10–15 years |
| Tools, furniture, information technology and sundry equipment | 3–8 years |
| Vehicles | 5 years |

Financing costs incurred during the course of construction are expensed. Land is not depreciated. Premiums capitalised for leasehold land or buildings are amortised over the length of the lease.

Depreciation of property, plant and equipment is allocated to the appropriate headings of expenses by function in the income statement.

Leased assets

Assets acquired under long term finance leases are capitalised and depreciated in accordance with the Group's policy on property, plant and equipment. The associated obligations are included in financial liabilities.

Rentals payable under operating leases are charged to the income statement.

Non-current financial assets

Non-current financial assets, which have maturities over one year (except equity instruments), include notes receivables and other financial instruments such as investments in companies where the Group exercises neither management control nor a significant influence. Non interest-bearing notes receivable are discounted to their present value using the rate at the date of inception. Most non-current financial assets are classified as available-for-sale and measured at fair value with unrealised gains and losses recognised in equity until the disposal of the financial asset when, at such time, gains and losses previously carried to equity are recognised in the income statement.

Fair value is determined on the basis of market prices at the balance sheet date for listed instruments and on the basis of discounted cash flow techniques based on market data for the other financial instruments.

Notes receivable and other debt instruments, the re-sale of which is prohibited in accordance with the clauses of their agreements, are classified as held-to-maturity and recognised at amortised cost less impairment losses.

Impairment losses are recognised where there is objective evidence of impairment.

Goodwill
As from 1 January 1995, the excess of the cost of an acquisition over the fair value of the net identifiable assets acquired is capitalised. Previously these amounts had been written off through equity. This value also includes those intangible assets acquired that are not separately identifiable, in particular trademarks and industrial property rights.

Gains on the disposal of businesses acquired prior to 1 January 1995 are taken to equity to the extent of the goodwill previously written off. Any excess is taken to the income statement.

Goodwill is amortised on a straight-line basis over its anticipated useful life. The majority of goodwill is amortised over 20 years. Where a period in excess of 20 years is used this is separately disclosed for each element of goodwill together with the principal factors determining that useful life. The recoverable amount, as well as the amortisation period and method, is reviewed annually.

Goodwill is usually recorded in the functional currencies of the acquired companies.

Goodwill arising on acquisitions for which the agreement date is on or after 31 March 2004 is not amortised. Instead it is tested for impairment annually. This value no longer includes identifiable intangible assets which are recognised separately under the corresponding heading.

Intangible assets
This heading includes separately acquired intangible assets such as management information systems, intellectual property rights and rights to carry on an activity (i.e. exclusive rights to sell products or to perform a supply activity). Intangible assets are depreciated on a straight-line basis, management information systems over a period ranging from three to five years, other intangible assets over five to twenty years. Where a period in excess of twenty years is used, this is separately disclosed for each element of intangible asset together with the principal factors determining that useful life. The recoverable amount, as well as depreciation period and depreciation method, is reviewed annually.

Depreciation of intangible assets is allocated to the appropriate headings of expenses by function in the income statement.

Internally generated intangible assets are capitalised, provided they generate future economic benefits and their costs are well identified. They consist mainly of management information systems.

Intangible assets arising on acquisitions for which the agreement date is on or after 31 March 2004 are recognised separately from goodwill when they are identifiable and can be reliably measured. Intangible assets are classified as finite or indefinite life assets. Finite life intangible assets are those where the useful life arises from contractual or other rights. Such intangibles are amortised over their useful lives as stated above. Indefinite life intangible assets are those for which there is no foreseeable limit to useful economic life. They are not amortised but tested for impairment annually.

### Research and development

Research and development costs are charged to the income statement in the year in which they are incurred.

Development costs relating to new products are not capitalised because the assured availability of future economic benefits is evident only once the products are in the market place.

### Impairment of assets

Consideration is given at each balance sheet date to determine whether there is any indication of impairment of the carrying amounts of the Group's assets. If any indication exists, an asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The recoverable amount is the greater of the net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value based on the average borrowing rate of the country where the assets are located, adjusted for risks specific to the asset.

Goodwill and indefinite life intangible assets which are recognised on acquisitions for which the agreement date is on or after 31 March 2004 are tested for impairment annually.

Goodwill and indefinite life intangible assets arising on acquisitions for which the agreement date is before 31 March 2004 have been tested for impairment only where there has been an indication of impairment.

Impairment tests are performed at the cash generating unit level. The Group defines its cash generating units based on the way that it monitors its goodwill and will derive economic benefit from the acquired goodwill and intangibles.

### Current and non-current liabilities

Interest-bearing current and non-current liabilities are stated at amortised cost with any difference between the cost and redemption value being recognised in the income statement over the period of the borrowings on an effective interest rate basis.

Current liabilities include current or renewable liabilities due within a maximum period of one year.

### Provisions

These comprise liabilities of uncertain timing or amount that arise from restructuring, environmental, litigation and other risks. Provisions are recognised when there exists a legal or constructive obligation stemming from a past event and when the future cash outflows can be reliably estimated. Obligations arising from restructuring plans are recognised when detailed formal plans have been established and when there is a valid expectation that such plans will be carried out.

### Employee benefits

#### Post-employment benefits

The liabilities of the Group arising from defined benefit obligations, and the related current service cost, are determined using the projected unit credit method. Valuations are carried out annually for the largest plans and on a regular basis for other plans. Actuarial advice is provided both by external consultants and by actuaries employed by the Group. The actuarial assumptions used to calculate the benefit obligations vary according to the economic conditions of the country in which the plan is located.

Such plans are either externally funded, with the assets of the schemes held separately from those of the Group in independently administered funds, or unfunded with the related liabilities carried on the balance sheet.

For the funded defined benefit plans, the deficit or excess of the fair value of plan assets over the present value of the defined benefit obligation is recognised as a liability or an asset in the balance sheet, taking into account any unrecognised actuarial gains or losses and past service cost. However, an excess of assets is recognised only to the extent that it represents a future economic benefit which is actually available to the Group, for example in the form of refunds from the plan or reductions in future contributions to the plan. When such an excess is not available or does not represent a future economic benefit, it is not recognised but is disclosed in the notes.

Actuarial gains and losses arise mainly from changes in actuarial assumptions and differences between actuarial assumptions and what has actually occurred. They are recognised in the income statement, over the expected average remaining working lives of the employees, only to the extent that their net cumulative amount exceeds 10% of the greater of the present value of the obligation or of the fair value of plan assets at the end of the previous year. Unrecognised actuarial gains and losses are reflected on the balance sheet.

For defined benefit plans the actuarial cost charged to the income statement consists of current service cost, interest cost, expected return on plan assets and past service cost as well as actuarial gains or losses to the extent that they are recognised. The past service cost for the enhancement of pension benefits is accounted for when such benefits vest or become a constructive obligation.

Some benefits are also provided by defined contribution plans; contributions to such plans are charged to the income statement as incurred.

#### Pensions and retirement benefits

The majority of Group employees are eligible for retirement benefits under defined benefit schemes based on pensionable remuneration and length of service, consisting mainly of final salary plans.

#### Post retirement health care and other employee benefits

Group companies, principally in the USA and Canada, maintain health care benefit plans, which cover eligible retired employees.

The obligations for other employee benefits consist mainly of end of service indemnities, which do not have the character of pensions.

### Equity compensation plans

#### Members of the Group's Management

Members of the Group's Management are entitled to participate each year in a share option plan without payment. The benefits consist of the right to buy Nestlé S.A. shares at a pre-determined fixed price.

As from 1 January 1999, this plan has a rolling seven-year duration and the rights are fully vested after three years (previously five and two years, respectively).

In order to cover the related exposure, the Group buys or transfers from existing treasury shares portfolios the number of shares necessary to satisfy all potential outstanding obligations under the plan when the benefit is awarded and holds them until the maturity of the plan or the exercise of the rights. No additional shares are issued as a result of the equity compensation plan. When the options are exercised, equity is increased by the amount of the proceeds received.

The Group is not exposed to any additional cost and there is no dilution of the rights of the shareholders.

#### Board of Directors

The annual remuneration of the members of the Board of Directors is partly paid in kind through the granting of Nestlé S.A. shares. See details in note 22.

The Group is not exposed to any additional cost and there is no dilution of the rights of the shareholders.

### Accruals and deferred income

Accruals and deferred income comprise expenses relating to the current year, which will not be paid until after the balance sheet date and income received in advance, relating to the following year.

### Dividends

In accordance with Swiss law and the Company's Articles of Association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting and subsequently paid, rather than as an appropriation of the profit in the year to which they relate.

### Contingent assets and liabilities

Contingent assets and liabilities arise from conditions or situations, the outcome of which depends on future events. They are disclosed in the notes to the accounts.

### Events occurring after the balance sheet date

The values of assets and liabilities at the balance sheet date are adjusted if there is evidence that subsequent adjusting events warrant a modification of these values.

These adjustments are made up to the date of approval of the consolidated accounts by the Board of Directors.

Other non-adjusting events are disclosed in the notes.

## Changes in accounting policies and modification of the scope of consolidation

### Changes in accounting policies

In conformity with the transitional provisions of IFRS 3 on business combinations, the revised IAS 36 on impairment of assets and the revised IAS 38 on intangible assets, goodwill and indefinite life intangible assets arising on acquisitions for which the agreement date is on or after 31 March 2004 are no longer amortised but tested for impairment annually.

#### Consequences from the European Union's IFRS endorsement and application of IFRS in Switzerland

As a Swiss company, the Group is not affected by the European Union decision requiring EU-listed companies to present their accounts in accordance with IFRS. However the Swiss Exchange Authority (SWX) requires listed companies on the main exchange to apply IFRS (or US GAAP) for periods beginning on or after 1 January 2005. Since the Group has reported under IFRS/IAS since 1989, it will continue to comply with all IFRS/IAS.

These standards comprise in particular IFRS 2 on share-based payments, IFRS 3 on business combinations together with the consequential changes of IAS 36 on impairment of assets and IAS 38 on intangible assets, IFRS 5 on non-current assets held for sale and discontinued operations as well as the revision of existing IAS such as IAS 16 on property, plant and equipment, and IAS 32 and 39 on financial instruments.

### Modification of the scope of consolidation

The scope of consolidation has been affected by the acquisitions and disposals made in 2004. The principal businesses are detailed below.

#### Fully consolidated

Disposal:
Trinks, Germany, distribution business, 51% (January)
Eismann, Germany, frozen food distributor, 100% (August)

# Notes

## 1. Segmental information

By management responsibility and geographic area

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Sales | | EBITA | |
| Zone Europe | 28 563 | 28 574 | 3 492 | 3 561 |
| Zone Americas | 27 776 | 27 655 | 4 152 | 4 150 |
| Zone Asia, Oceania and Africa | 14 673 | 14 432 | 2 547 | 2 508 |
| Nestlé Waters | 8 039 | 8 066 | 669 | 782 |
| Other activities [a] | 7 718 | 9 252 | 1 744 | 1 537 |
| | **86 769** | **87 979** | **12 604** | **12 538** |
| Unallocated items [b] | | | (1 634) | (1 532) |
| **EBITA Earnings Before Interest, Taxes and Amortisation of goodwill** | | | **10 970** | **11 006** |

[a] Mainly Pharmaceutical products, Joint Ventures managed on a worldwide basis and Eismann. 2003 comparatives include Trinks.
[b] Mainly corporate expenses as well as research and development costs

The analysis of sales by geographic area is stated by customer location. Inter-segment sales are not significant.

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Assets | | Liabilities | |
| Zone Europe | 12 196 | 12 154 | 5 812 | 5 503 |
| Zone Americas | 8 913 | 9 643 | 3 223 | 3 205 |
| Zone Asia, Oceania and Africa | 6 026 | 6 071 | 1 795 | 1 829 |
| Nestlé Waters | 4 993 | 5 116 | 1 942 | 2 137 |
| Other activities [a] | 3 470 | 3 730 | 1 299 | 1 539 |
| | **35 598** | **36 714** | **14 071** | **14 213** |
| Unallocated items [b] | 28 280 | 30 507 | 385 | 364 |
| Eliminations | (1 501) | (1 026) | (1 501) | (1 026) |
| | **62 377** | **66 195** | **12 955** | **13 551** |

[a] Mainly Pharmaceutical products, Joint Ventures managed on a worldwide basis and Eismann. 2003 comparatives include Trinks.
[b] Corporate and research and development assets/liabilities, including goodwill

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Capital expenditure | | Depreciation of property, plant and equipment | |
| Zone Europe | 925 | 925 | 724 | 642 |
| Zone Americas | 813 | 739 | 644 | 674 |
| Zone Asia, Oceania and Africa | 587 | 541 | 392 | 364 |
| Nestlé Waters | 558 | 647 | 415 | 391 |
| Other activities [a] | 285 | 375 | 206 | 215 |
| | **3 168** | **3 227** | **2 381** | **2 286** |
| Unallocated items [b] | 127 | 110 | 125 | 122 |
| | **3 295** | **3 337** | **2 506** | **2 408** |

[a] Mainly Pharmaceutical products, Joint Ventures managed on a worldwide basis and Eismann. 2003 comparatives include Trinks.
[b] Corporate and research and development property, plant and equipment

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Impairment of assets | | Restructuring costs | |
| Zone Europe | 30 | 42 | 333 | 253 |
| Zone Americas | 29 | 43 | 28 | 98 |
| Zone Asia, Oceania and Africa | 14 | 81 | 17 | 56 |
| Nestlé Waters | 57 | 55 | 126 | 182 |
| Other activities [a] | — | 1 | 10 | 9 |
| | **130** | **222** | **514** | **598** |
| Unallocated items [b] | | | — | 5 |
| | | | **514** | **603** |

[a] Mainly Pharmaceutical products, Joint Ventures managed on a worldwide basis and Eismann. 2003 comparatives include Trinks.
[b] Mainly corporate expenses as well as research and development costs

By product group

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Sales | | EBITA | |
| Beverages | 21 793 | 23 520 | 3 867 | 4 038 |
| Milk products, Nutrition and Ice cream | 23 582 | 23 283 | 2 682 | 2 796 |
| Prepared dishes and cooking aids | 15 878 | 16 068 | 1 924 | 1 884 |
| Chocolate, confectionery and biscuits | 10 258 | 10 240 | 1 153 | 1 047 |
| PetCare | 9 934 | 9 816 | 1 446 | 1 444 |
| Pharmaceutical products | 5 324 | 5 052 | 1 532 | 1 329 |
| | **86 769** | **87 979** | **12 604** | **12 538** |
| Unallocated items [a] | | | (1 634) | (1 532) |
| **EBITA Earnings Before Interest, Taxes and Amortisation of goodwill** | | | **10 970** | **11 006** |

[a] Mainly corporate expenses as well as research and development costs

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| | Assets | |
| Beverages | 11 452 | 11 237 |
| Milk products, Nutrition and Ice cream | 10 186 | 10 303 |
| Prepared dishes and cooking aids | 5 705 | 5 787 |
| Chocolate, confectionery and biscuits | 5 033 | 5 208 |
| PetCare | 3 490 | 3 481 |
| Pharmaceutical products | 2 709 | 2 708 |
| | **38 575** | **38 724** |

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| | Capital expenditure | |
| Beverages | 806 | 936 |
| Milk products, Nutrition and Ice cream | 576 | 421 |
| Prepared dishes and cooking aids | 250 | 251 |
| Chocolate, confectionery and biscuits | 201 | 208 |
| PetCare | 276 | 254 |
| Pharmaceutical products | 69 | 86 |
| | 2 178 | 2 156 |
| Administration, distribution, research and development | 1 117 | 1 181 |
| | 3 295 | 3 337 |

| In millions of CHF | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|
| | Impairment of assets | | Restructuring costs | |
| Beverages | 59 | 121 | 186 | 248 |
| Milk products, Nutrition and Ice cream | 13 | 63 | 88 | 128 |
| Prepared dishes and cooking aids | 12 | 14 | 43 | 60 |
| Chocolate, confectionery and biscuits | 22 | 5 | 152 | 133 |
| PetCare | 3 | 19 | 41 | 26 |
| Pharmaceutical products | – | – | 3 | 4 |
| | 109 | 222 | 513 | 599 |
| Administration, distribution, research and development | 21 | – | 1 | 4 |
| | 130 | 222 | 514 | 603 |

## 2. Net other income (expenses)

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Other expenses | | |
| Loss on disposal of property, plant and equipment | (18) | (6) |
| Loss on disposal of activities | (37) | (71) |
| Restructuring costs | (514) | (603) |
| Impairment of property, plant and equipment | (130) | (148) |
| Impairment of intangible assets | — | (74) |
| Other | (360) | (269) |
| | **(1 059)** | **(1 171)** |
| Other income | | |
| Profit on disposal of property, plant and equipment | 89 | 54 |
| Profit on disposal of activities | 145 | 277 |
| Other | 126 | 306 |
| | 360 | 637 |
| **Net other income (expenses)** | **(699)** | **(534)** |

**Other expenses**

Restructuring costs and impairments result mainly from the Group's industrial reorganisation. Restructuring costs in 2004 arise mainly from the plans to optimise industrial manufacturing capacities by closing inefficient production facilities and reorganising others, essentially in Europe.

## 3. Net financing cost

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Financial income | 421 | 608 |
| Financial expense | (1 090) | (1 202) |
| | **(669)** | **(594)** |

Financial income includes CHF 105 million (2003: CHF 88 million) of gains arising on marketable security portfolios classified as trading, and CHF 32 million (2003: CHF 112 million) of gains arising on derivatives acquired within the Group's risk management policies but for which hedge accounting is not applied.

## 4. Expenses by nature

The following items are allocated to the appropriate headings of expenses by function in the income statement:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Depreciation of property, plant and equipment | 2 506 | 2 408 |
| Salaries and welfare expenses | 13 778 | 13 580 |
| Operating lease charges | 508 | 593 |
| Exchange differences | 38 | 13 |

## 5. Taxes

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Components of tax expense | | |
| Current tax | 2 245 | 1 888 |
| Deferred tax | (35) | 408 |
| Transfers (from)/to unrecognised tax assets | 34 | 5 |
| Changes in deferred tax rates | – | 9 |
| Prior years' tax | (115) | (305) |
| Taxes on equity items | (1) | 7 |
| Other tax [a] | 324 | 295 |
| | **2 452** | **2 307** |
| Deferred tax by types | | |
| Property, plant and equipment | 97 | 265 |
| Goodwill and intangible assets | 34 | 100 |
| Employee benefits liabilities | (49) | 86 |
| Inventories, receivables, payables and provisions | 125 | (42) |
| Unused tax losses and tax credits | (240) | (30) |
| Other | (2) | 29 |
| | **(35)** | **408** |
| Reconciliation of tax expense | | |
| Tax at the theoretical domestic rates applicable to profits of taxable entities in the countries concerned | 2 273 | 2 247 |
| Tax effect of non-deductible amortisation and impairment of goodwill | 437 | 466 |
| Tax effect of non-deductible or non-taxable items | (552) | (410) |
| Transfers (from)/to unrecognised tax assets | 34 | 5 |
| Difference in tax rates | 51 | 9 |
| Other tax [a] | 209 | (10) |
| | **2 452** | **2 307** |

[a] Includes withholding tax levied on transfers of income.

## 6. Share of results of associates

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Share of profit before taxes | 2 061 | 847 |
| Less share of taxes | (473) | (254) |
| **Share of profit after taxes** [a] | **1 588** | **593** |

[a] 2004 includes a substantial exceptional gain resulting from the deconsolidation by L'Oréal of its associated company investment in Sanofi-Synthelabo, on its acquisition of Aventis to create Sanofi-Aventis, in which L'Oréal now owns 10.1% of the share capital.

## 7. Earnings per share

| | 2004 | 2003 |
|---|---|---|
| Basic earnings per share in CHF | 17.29 | 16.05 |
| Net profit per income statement (in millions of CHF) | 6 717 | 6 213 |
| Weighted average number of shares outstanding | 388 449 957 | 387 018 429 |
| | | |
| Fully diluted earnings per share in CHF | 16.96 | 15.92 |
| Theoretical net profit assuming the exercise | | |
| of all outstanding options and sale of all | | |
| treasury shares (in millions of CHF) | 6 842 | 6 424 |
| Number of shares | 403 520 000 | 403 520 000 |

## 8. Liquid assets

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Cash and cash equivalents | | |
| Cash at bank and in hand | 1 534 | 2 276 |
| Cash equivalents | 3 368 | 4 798 |
| | 4 902 | 7 074 |
| | | |
| Other liquid assets | | |
| Current investments | 1 117 | 645 |
| Marketable securities | 9 263 | 7 409 |
| | 10 380 | 8 054 |
| | | |
| **Liquid assets** | **15 282** | **15 128** |

Marketable securities include mainly money market and fixed income instruments.

Liquid assets are denominated in the following currencies:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| USD | 6 121 | 3 843 |
| CHF | 3 771 | 6 559 |
| EUR | 3 548 | 2 422 |
| GBP | 644 | 1 371 |
| Other | 1 198 | 933 |
| | **15 282** | **15 128** |

Average interest rates are as follows:

| | 2004 | 2003 |
|---|---|---|
| on USD | 2.5% | 1.8% |
| on CHF | 0.6% | 0.6% |
| on EUR | 3.1% | 2.2% |
| on GBP | 4.6% | 4.1% |

Liquid assets have maturities of less than one year or can be converted into cash at short notice.

Liquid assets are classified as follows:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Available-for-sale | 11 438 | 11 637 |
| Trading | 3 844 | 3 491 |
| | **15 282** | **15 128** |

## 9. Trade and other receivables

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Trade receivables | 9 587 | 10 179 |
| Other receivables | 2 222 | 2 672 |
| | **11 809** | **12 851** |
| After deduction of allowances for doubtful receivables of | 436 | 513 |

## 10. Inventories

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Raw materials, work in progress and sundry supplies | 2 719 | 2 657 |
| Finished goods | 4 474 | 4 501 |
| Provisions | (168) | (163) |
| | **7 025** | **6 995** |

Inventories amounting to CHF 92 million (2003: CHF 88 million) are pledged as security for financial liabilities.

## 11. Derivative assets

| In millions of CHF | 2004 | | 2003 | |
|---|---|---|---|---|
| | Fair values | Contractual or notional amounts | Fair values | Contractual or notional amounts |
| Fair value hedges | | | | |
| Currency forwards, futures and swaps | 52 | 735 | 2 | 114 |
| Interest rate swaps | 100 | 1 977 | 91 | 2 225 |
| Interest rate and currency swaps | 164 | 908 | 286 | 1 295 |
| Cash flow hedges | | | | |
| Currency forwards, futures and swaps | 18 | 510 | 78 | 1 069 |
| Currency options | 2 | 59 | 9 | 133 |
| Interest rate swaps | 5 | 861 | 23 | 2 293 |
| Interest rate and currency swaps | – | – | – | 312 |
| Interest forwards and futures | – | – | – | 281 |
| Commodity futures | 89 | 540 | 27 | 386 |
| Commodity options | 6 | 63 | 4 | 45 |
| Hedges of net investments in foreign entities | 53 | 1 405 | 93 | 1 474 |
| Trading | | | | |
| Currency derivatives | 2 | 142 | 3 | 443 |
| Interest derivatives | 87 | 2 740 | 42 | 2 416 |
| Commodity derivatives | 7 | 53 | 11 | 62 |
| | **585** | **9 993** | **669** | **12 548** |

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

Derivative assets related to foreign exchange risks are denominated in the following currencies:

| In millions of CHF | Currencies purchased forward: | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | USD | BRL | EUR | JPY | CHF | Other | **2004** | 2003 |
| Currencies sold forward: | | | | | | | | |
| USD | 4 | – | 8 | – | 19 | 20 | **51** | 83 |
| BRL | 31 | – | – | 1 | – | – | **32** | 52 |
| EUR | 1 | – | – | – | 22 | – | **23** | 18 |
| JPY | 1 | – | 2 | – | – | 3 | **6** | 17 |
| CHF | – | – | – | – | – | – | **–** | 3 |
| Other | 1 | – | 8 | – | – | 5 | **14** | 12 |
| **2004** | **38** | **–** | **18** | **1** | **41** | **28** | **126** | |
| 2003 | 33 | – | 29 | 39 | 31 | 53 | | 185 |

Other derivative assets, mainly related to interest rate or commodity price risks, are denominated in the following currencies:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| EUR | 232 | 175 |
| USD | 75 | 49 |
| JPY | 3 | 169 |
| GBP | – | 1 |
| Other | 149 | 90 |
| | **459** | **484** |

Derivative assets related to cash flow hedges have the following maturities:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Within one year | 116 | 101 |
| In the second year | 1 | 12 |
| In the third to the fifth year inclusive | 3 | 28 |
| | **120** | **141** |

Other derivative assets have the following maturities:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Within one year | 138 | 232 |
| In the second year | 9 | 95 |
| In the third to the fifth year inclusive | 315 | 198 |
| After the fifth year | 3 | 3 |
| | **465** | **528** |

## 12. Property, plant and equipment

| In millions of CHF | | | | | 2004 | 2003 |
|---|---|---|---|---|---|---|
| | Land and buildings | Machinery and equipment | Tools, furniture and other equipment | Vehicles | Total | Total |
| **Gross value** | | | | | | |
| At 1 January | 11 890 | 22 816 | 6 296 | 776 | **41 778** | 40 797 |
| Currency retranslation and inflation adjustments | (424) | (801) | (217) | 19 | **(1 423)** | (491) |
| Expenditures | 591 | 1 828 | 736 | 140 | **3 295** | 3 337 |
| Disposals | (306) | (1 023) | (597) | (112) | **(2 038)** | (2 010) |
| Modification of the scope of consolidation | (128) | (265) | (66) | (108) | **(567)** | 145 |
| **At 31 December** | **11 623** | **22 555** | **6 152** | **715** | **41 045** | **41 778** |
| **Accumulated depreciation and impairments** | | | | | | |
| At 1 January | (4 810) | (14 594) | (4 456) | (479) | **(24 339)** | (23 772) |
| Currency retranslation and inflation adjustments | 155 | 391 | 169 | (17) | **698** | 71 |
| Depreciation | (358) | (1 315) | (748) | (85) | **(2 506)** | (2 408) |
| Impairments | (54) | (71) | (4) | (1) | **(130)** | (148) |
| Disposals | 210 | 940 | 571 | 93 | **1 814** | 1 756 |
| Modification of the scope of consolidation | 83 | 253 | 54 | 80 | **470** | 162 |
| **At 31 December** | **(4 774)** | **(14 396)** | **(4 414)** | **(409)** | **(23 993)** | **(24 339)** |
| **Net at 31 December** | **6 849** | **8 159** | **1 738** | **306** | **17 052** | **17 439** |

At 31 December 2004, property, plant and equipment include CHF 492 million (2003: CHF 409 million) of assets under construction. Net property, plant and equipment held under finance leases at 31 December 2004 amount to CHF 358 million (2003: CHF 276 million). Net property, plant and equipment of CHF 112 million (2003: CHF 112 million) are pledged as security for financial liabilities. Fire risks, reasonably estimated, are insured in accordance with domestic requirements.

## 13. Investments in associates

This item primarily includes the Group's 26.9% (considering the share repurchase programme of L'Oréal) participation in the equity of L'Oréal, Paris for CHF 4011 million (2003: CHF 2684 million). Its market value at 31 December 2004 amounts to CHF 15 342 million (2003: CHF 18 088 million).

## 14. Non-current financial assets

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Available-for-sale | 2 121 | 2 121 |
| Held-to-maturity | 289 | 273 |
| | **2 410** | **2 394** |

Non-current financial assets are denominated in the following currencies:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| USD | 1 015 | 1 059 |
| CHF | 988 | 829 |
| EUR | 257 | 331 |
| Other | 150 | 175 |
| | **2 410** | **2 394** |

Non-current financial assets have the following maturities:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| In the second year | 296 | 217 |
| In the third to the fifth year inclusive | 136 | 255 |
| After the fifth year | 1 274 | 1 262 |
| Equity instruments | 704 | 660 |
| | **2 410** | **2 394** |

## 15. Goodwill

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| **Gross value** | | |
| At 1 January | 32 445 | 30 053 |
| Currency retranslations | (2 096) | (2 268) |
| Goodwill from acquisitions | 476 | 4 726 |
| Disposals | (46) | (160) |
| Other | (28) | 94 |
| **At 31 December** | **30 751** | **32 445** |
| **Accumulated amortisation and impairments** | | |
| At 1 January | (5 700) | (4 335) |
| Currency retranslations | 363 | 154 |
| Amortisation | (1 599) | (1 571) |
| Disposals | 11 | 48 |
| Other | 28 | 4 |
| **At 31 December** | **(6 897)** | **(5 700)** |
| **Net at 31 December** | **23 854** | **26 745** |

## 16. Intangible assets

| In millions of CHF | | | | 2004 | 2003 |
|---|---|---|---|---|---|
| | Intellectual property rights | Operating rights and others | Management information systems | Total | Total |
| **Gross value** | | | | | |
| At 1 January | 405 | 538 | 1 697 | **2 640** | 2 048 |
| Currency retranslations | (4) | (40) | (53) | **(97)** | (55) |
| Expenditures | 20 | 106 | 610 | **736** | 682 |
| *Disposals* | (82) | (12) | (100) | **(194)** | (46) |
| Modification of the scope of consolidation | 141 | – | (8) | **133** | 8 |
| Other | – | – | – | **–** | 3 |
| **At 31 December** | **480** | **592** | **2 146** | **3 218** | **2 640** |
| of which indefinite useful life | 141 | – | – | **141** | – |
| **Accumulated depreciation and impairments** | | | | | |
| At 1 January | (141) | (379) | (545) | **(1 065)** | (806) |
| Currency retranslations | 1 | 25 | 20 | **46** | 26 |
| Depreciation | (21) | (47) | (210) | **(278)** | (255) |
| Disposals | 14 | 5 | 75 | **94** | 42 |
| Impairments | – | – | – | **–** | (74) |
| Modification of the scope of consolidation | – | 8 | 5 | **13** | 3 |
| Other | – | – | – | **–** | (1) |
| **At 31 December** | **(147)** | **(388)** | **(655)** | **(1 190)** | **(1 065)** |
| **Net at 31 December** | **333** | **204** | **1 491** | **2 028** | **1 575** |

## 17. Trade and other payables

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Trade payables | 6 370 | 6 710 |
| Other payables | 2 737 | 3 142 |
| | **9 107** | **9 852** |

## 18. Current financial liabilities

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Commercial paper | 9 738 | 10 515 |
| Line of credit facilities | 958 | 1 829 |
| Other current financial liabilities | 1 344 | 1 697 |
| | **12 040** | **14 041** |
| Current portion of non-current financial liabilities | 2 682 | 1 378 |
| | **14 722** | **15 419** |

The fair values of current financial liabilities are not materially different from their carrying amounts.

The above financial liabilities are denominated in the following currencies:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| USD | 7 422 | 9 626 |
| EUR | 2 356 | 2 138 |
| GBP | 1 387 | 1 120 |
| Other | 3 557 | 2 535 |
| | **14 722** | **15 419** |

Average interest rates are as follows:

| | 2004 | 2003 |
|---|---|---|
| on USD | 1.3% | 1.2% |
| on EUR | 2.1% | 2.5% |
| on GBP | 4.6% | 4.1% |

## 19. Derivative liabilities

| In millions of CHF | 2004 | | 2003 | |
|---|---|---|---|---|
| | Fair values | Contractual or notional amounts | Fair values | Contractual or notional amounts |
| Fair value hedges | | | | |
| Currency forwards, futures and swaps | 23 | 774 | 49 | 810 |
| Interest rate swaps | 4 | 592 | 12 | 538 |
| *Interest rate and currency swaps* | 507 | 1 771 | 440 | 2 159 |
| Cash flow hedges | | | | |
| Currency forwards, futures and swaps | 30 | 779 | 28 | 808 |
| Currency options | 12 | 134 | 5 | 121 |
| Interest rate swaps | 71 | 2 595 | 105 | 2 373 |
| Interest options | – | 44 | 1 | 78 |
| Commodity futures | 42 | 599 | 73 | 698 |
| Commodity options | 7 | 24 | 1 | 2 |
| Hedges of net investments in foreign entities | 48 | 1 417 | 41 | 606 |
| Trading | | | | |
| Currency derivatives | 5 | 619 | 47 | 1 990 |
| Interest derivatives | 103 | 4 524 | 27 | 2 660 |
| Commodity derivatives | 4 | 33 | 17 | 306 |
| | 856 | 13 905 | 846 | 13 149 |

Some derivatives, while complying with the Group's financial risk management policies of managing the risks of the volatility of the financial markets, do not qualify for applying hedge accounting treatments and are therefore classified as trading.

Derivative liabilities related to foreign exchange risks are denominated in the following currencies:

| In millions of CHF | Currencies purchased forward: | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | BRL | EUR | USD | CHF | JPY | Other | **2004** | 2003 |
| Currencies sold forward: | | | | | | | | |
| BRL | — | — | 16 | — | 8 | — | **24** | 7 |
| EUR | — | — | 12 | — | 1 | 4 | **17** | 25 |
| USD | — | — | — | — | — | 6 | **6** | 45 |
| CHF | — | — | 3 | — | — | 2 | **5** | 36 |
| JPY | — | — | 1 | — | — | — | **1** | 27 |
| Other | — | 1 | 29 | 1 | 1 | 33 | **65** | 29 |
| **2004** | **—** | **1** | **61** | **1** | **10** | **45** | **118** | |
| 2003 | — | — | 105 | 3 | 6 | 55 | | 169 |

Other derivative liabilities, mainly related to interest rate or commodity price risks, are denominated in the following currencies:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| USD | 584 | 225 |
| GBP | 24 | 65 |
| EUR | 15 | 312 |
| Other | 115 | 75 |
| | **738** | **677** |

Derivative liabilities related to cash flow hedges have the following maturities:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Within one year | 99 | 112 |
| In the second year | 13 | 3 |
| In the third to the fifth year inclusive | 38 | 55 |
| After the fifth year | 12 | 43 |
| | **162** | **213** |

Other derivative liabilities have the following maturities:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Within one year | 139 | 247 |
| In the second year | 519 | 3 |
| In the third to the fifth year inclusive | 34 | 372 |
| After the fifth year | 2 | 11 |
| | **694** | **633** |

## 20. Non-current financial liabilities

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Loans from financial institutions and other | 331 | 1 285 |
| Liabilities in respect of unexercised options [a] | 2 908 | 3 026 |
| Bonds | 9 871 | 10 859 |
| Obligations under finance leases | 303 | 272 |
| | **13 413** | **15 442** |
| Current portion | (2 682) | (1 378) |
| | **10 731** | **14 064** |

[a] Relate to the Dreyer's acquisition. Put and call options were exchanged between Dreyer's Grand Ice Cream Holdings, Inc. (Dreyer's) and the remaining holders of Dreyer's Class A Callable Puttable Common Stock. These options give the remaining stockholders the right to sell, and give Dreyer's the right to buy, the remaining outstanding shares at certain dates and for certain amounts. Although the first put period extends from 1 December 2005 until 13 January 2006, payments relating to these puts will not occur until at least 2 January 2006.

The fair value of non-current financial liabilities amounts to CHF 10 943 million (2003: CHF 14 427 million).

The above non-current financial liabilities are repayable as follows:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| In the second year | 2 297 | 3 335 |
| In the third to the fifth year inclusive | 7 737 | 8 916 |
| After the fifth year | 697 | 1 813 |
| | **10 731** | **14 064** |

The above financial liabilities are denominated in the following currencies:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| USD | 6 906 | 9 764 |
| EUR | 2 243 | 2 997 |
| Other | 1 582 | 1 303 |
| | **10 731** | **14 064** |

Loans from financial institutions in other currencies are individually not significant.

Average interest rates on loans from financial institutions are as follows:

| | 2004 | 2003 |
|---|---|---|
| on EUR | 2.3% | 2.4% |

The effective interest rates of bonds are disclosed below. The effective interest rates of other non-current financial liabilities are not materially different from their nominal interest rates.

The interest rate structure is as follows:

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Financial liabilities at fixed rates | 10 273 | 13 673 |
| Financial liabilities at variable rates | 458 | 391 |
| | **10 731** | **14 064** |

These figures are those from the original financial liabilities, without impact from hedges that are disclosed in the appropriate notes.

Bond issues subject to interest rate fair value hedges are carried at fair value, while those that are not subject to such hedges are carried at amortised cost.

| In millions of CHF | | | | | | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| Issuer | Face value in millions | Interest rates | | Year of issue/ maturity | Comments | | |
| | | Nominal | Effective | | | | |
| Nestlé Holdings, Inc., | USD 250 | 7.38% | 7.38% | 1995–2005 | | 282 | 310 |
| USA | USD 300 | 3.00% | 7.48% | 2000–2005 | (a) | 334 | 351 |
| | USD 699 | 0.00% | 6.15% | 2001–2008 | (b) | 641 | 662 |
| | USD 950 | 3.50% | 3.76% | 2001–2005 | (c) | 1 070 | 1 170 |
| | USD 300 | 5.13% | 5.19% | 2001–2007 | | 338 | 371 |
| | USD 500 | 4.75% | 4.98% | 2002–2007 | | 563 | 616 |
| | USD 400 | 4.50% | 4.64% | 2002–2006 | (d) | 453 | 501 |
| | NOK 2000 | 5.25% | 4.70% | 2003–2007 | (e) | 391 | 393 |
| | USD 250 | 3.00% | 3.00% | 2003–2009 | (f) | 282 | 309 |
| Nestlé Purina Petcare Company, | USD 83 | 9.25% | 9.50% | 1989–2009 | | 106 | 120 |
| USA | USD 48 | 7.75% | 7.84% | 1995–2015 | | 60 | 66 |
| | USD 63 | 9.30% | 9.42% | 1991–2021 | | 92 | 102 |
| | USD 79 | 8.63% | 8.72% | 1992–2022 | | 109 | 121 |
| | USD 44 | 8.13% | 8.27% | 1993–2023 | | 58 | 65 |
| | USD 51 | 7.88% | 8.05% | 1995–2025 | | 67 | 74 |
| Nestlé Finance-France S.A., | ZAR 100 | 12.50% | 13.07% | 2000–2005 | (e)(g) | 21 | 19 |
| France | ZAR 100 | 11.00% | 11.52% | 2001–2006 | (e)(g) | 20 | 20 |
| | EUR 370 | 4.75% | 4.87% | 2002–2007 | (e)(h) | 599 | 657 |
| | USD 249 | 4.24% | 4.24% | 2002–2006 | (e)(i)(p) | 286 | 322 |
| | USD 600 | 3.00% | 2.94% | 2002–2006 | (e)(j) | 677 | 630 |
| | EUR 147 | 3.38% | 3.38% | 2002–2007 | (e)(k)(p) | 230 | 236 |
| | EUR 175 | 2.56% | 2.56% | 2003–2006 | (e)(p) | 269 | 272 |
| | EUR 500 | 3.50% | 3.55% | 2003–2008 | (e) | 787 | 786 |
| | EUR 150 | 2.50% | 3.14% | 2003–2007 | (e)(l) | 230 | 154 |
| | USD 100 | 2.25% | 3.04% | 2003–2007 | (e) | 109 | 119 |
| | AUD 200 | 6.00% | 6.03% | 2004–2008 | (e) | 179 | – |
| | HUF 25 000 | 7.00% | 7.93% | 2004–2009 | (e) | 154 | – |
| Nestlé Holdings (U.K.) PLC, | EUR 300 | 4.75% | 4.75% | 2001–2005 | (e) | 480 | 493 |
| United Kingdom | USD 300 | 5.25% | 5.35% | 2001–2006 | (e) | 359 | 405 |
| Nestlé Australia Ltd., Australia | AUD 400 | 4.75% | 4.94% | 2002–2005 | (e)(m) | 350 | 366 |
| | USD 54 | 7.40% | 7.40% | 2002–2012 | (n)(o) | – | 66 |
| Nestlé Capital Canada Ltd., Canada | USD 200 | 5.50% | 5.47% | 1999–2004 | (o) | – | 252 |
| Nestlé Japan Ltd., Japan | EUR 350 | 5.25% | 5.31% | 2000–2004 | (o) | – | 558 |
| Nestlé (Thai) Ltd, Thailand | THB 5000 | 2.16% | 2.16% | 2003–2008 | | 145 | 156 |
| Other bonds | | | | | | 130 | 117 |
| **Total** | | | | | | **9 871** | **10 859** |
| of which due within one year | | | | | | 2 546 | 810 |
| of which due after one year | | | | | | 7 325 | 10 049 |

Bonds subject to fair value hedges are carried at fair value for CHF 5440 million (2003: CHF 5874 million) and the related derivatives are shown under derivative assets for CHF 224 million (2003: CHF 374 million) and under derivative liabilities for CHF 509 million (2003: CHF 394 million).

(a) Stock Warrants and Applicable Note Securities (SWANS)
The issue has warrants attached which give the right to acquire Nestlé S.A. shares. The debt component (issue of the notes) was recognised under bonds for USD 249 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 51 million.

Exercise conditions of the warrants: 30 000 warrants to purchase Nestlé S.A. shares. Each warrant gives the right to purchase 43.14 shares. The holders of warrants may exercise their warrants to purchase shares of Nestlé S.A. either:
1) during the note exercise period from June 2000 to May 2005 by tendering a note and a warrant in exchange for shares, on the basis that one note is required to exercise each warrant; or
2) on the cash exercise date, 9 May 2005, by tendering warrants together with the exercise price in cash.

The exercise price per share is USD 231.803 (or CHF 380.621 based on a fixed exchange rate of CHF 1.642 for each USD) prior to any anti-dilution adjustment.

(b) Turbo Zero Equity-Link issue with warrants on Nestlé S.A. shares
The debt component (issue of the notes) was recognised under bonds for USD 451 million at inception, while the equity component (premium on warrants issued) was recognised under equity for USD 123 million. The investors have the option to put the notes to Nestlé Holdings, Inc. and the warrants to Nestlé S.A. at their accreted value in June 2003 and in June 2006.

Exercise conditions of the warrants: 70 000 warrants to purchase Nestlé S.A. shares. Each warrant gives the right to purchase 31.9065 shares. The holders of warrants may exercise their warrants to purchase shares of Nestlé S.A. either:
1) during the note exercise period from July 2001 to June 2008 by tendering a note and a warrant in exchange for shares on the basis that one note is required to exercise each warrant; or
2) on the cash exercise date, 11 June 2008, by tendering warrants together with the exercise price in cash.

The effective initial exercise price per share is USD 261.119 (or CHF 455.-, based on a fixed exchange rate of CHF 1.7425 for each USD), growing by 2.625% per annum, prior to any anti-dilution adjustment. In June 2003, 100 units (at USD 10 000 each) of this issue were put for cash by a holder on the put date at the prescribed price as per the terms and conditions of the issue.

(c) The initial USD 650 million bond issue in 2001 was increased by USD 300 million in 2002.

(d) Partially subject to an interest rate swap that creates a liability at floating rates.

(e) Subject to an interest rate and /or currency swap that creates a liability at floating rates in the currency of the issuer.

(f) Step-up fixed rate callable medium term note
Currently a related swap synthetically creates a liability at floating rates. However the note issuer sold an option to the swap counterparty giving it the right to terminate the swap early, annually starting on 31 March 2005. Further, the note's coupon rate increases on March 31, to the following rates: 2005: 3.25%, 2007: 3.75%, 2008: 4%. The current swap takes into consideration this rate step-up, and, if not terminated by the swap issuer prior to its maturity in 2009, would continuously synthetically create a liability at floating rates.

(g) The proceeds have been re-lent to a South African affiliated company.

(h) EUR 30 million of the initial EUR 400 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(i) USD 1 million of the initial USD 250 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(j) The initial USD 500 million bond issued in 2002 was increased by USD 100 million in 2004.

(k) EUR 3 million of the initial EUR 150 million bond issued in 2002 were bought back during 2004. The swap was adjusted accordingly.

(l) The initial EUR 100 million bond issued in 2003 was increased by EUR 50 million in 2004.

(m) The initial AUD 300 million bond issued in 2002 was increased by AUD 100 million in 2003.

(n) Callable range accrual note, called in 2004.

(o) Was subject to an interest rate and /or currency swap that created a liability at floating rates in the currency of the issuer.

(p) Uridashi issue sold to retail investors in Japan.

## 21. Employee benefits

Reconciliation of assets and liabilities recognised in the balance sheet

| In millions of CHF | | | 2004 | 2003 |
|---|---|---|---|---|
| | Defined benefit retirement plans | Post-employment medical benefits and other benefits | Total | Total |
| Present value of funded obligations | 19 701 | 217 | **19 918** | 19 227 |
| Fair value of plan assets | (17 839) | (105) | **(17 944)** | (17 260) |
| Excess of liabilities/(assets) over funded obligations | 1 862 | 112 | **1 974** | 1 967 |
| Present value of unfunded obligations | 1 005 | 1 287 | **2 292** | 2 340 |
| Unrecognised past service cost of non-vested benefits | 10 | (5) | **5** | (10) |
| Net unrecognised actuarial gains/(losses) | (3 119) | (247) | **(3 366)** | (3 344) |
| Unrecognised assets | 450 | – | **450** | 349 |
| Defined benefits net liabilities | 208 | 1 147 | **1 355** | 1 302 |
| Liabilities from defined contribution plans | | | | |
| and non-current deferred compensation | | | **909** | 991 |
| **Net liabilities** | | | **2 264** | **2 293** |
| Reflected in the balance sheet as follows: | | | | |
| Employee benefits assets | | | **(928)** | (1 070) |
| Employee benefits liabilities | | | **3 192** | 3 363 |
| **Net liabilities** | | | **2 264** | **2 293** |

The plan assets include property occupied by affiliated companies with a fair value of CHF 17 million (2003: CHF 14 million).

Expenses recognised in the income statement

| In millions of CHF | | | 2004 | 2003 |
|---|---|---|---|---|
| | Defined benefit retirement plans | Post-employment medical benefits and other benefits | Total | Total |
| Current service cost | 624 | 66 | 690 | 662 |
| Employees' contributions | (93) | – | (93) | (101) |
| Interest cost | 989 | 84 | 1 073 | 1 074 |
| Expected return on plan assets | (1 224) | (8) | (1 232) | (1 127) |
| Net actuarial (gains)/losses recognised in the year | 117 | 8 | 125 | 124 |
| Early retirements, curtailments, settlements | 42 | (2) | 40 | 9 |
| Past service cost | 10 | 7 | 17 | 50 |
| Transfer (from)/to unrecognised assets | 192 | – | 192 | 153 |
| **Total defined benefit expenses** | **657** | **155** | **812** | **844** |
| **Total defined contribution expenses** | | | 320 | 298 |

*The expenses for defined benefit and defined contribution plans are allocated to the appropriate headings of expenses by function.*

Transfer to unrecognised assets represents excess of return of overfunded defined benefit plans that cannot be recognised as assets as well as contributions paid to such plans in excess of their annual cost.

| | 2004 | 2003 |
|---|---|---|
| Actual gain/(loss) on plan assets | 1 462 | 1 910 |

Movement of defined benefit net liabilities recognised in the balance sheet

| In millions of CHF | | | 2004 | 2003 |
|---|---|---|---|---|
| | Defined benefit retirement plans | Post-employment medical benefits and other benefits | Total | Total |
| At 1 January | 103 | 1 199 | **1 302** | 1 302 |
| Currency retranslations | 18 | (91) | **(73)** | (29) |
| Expense recognised in the income statement | 657 | 155 | **812** | 844 |
| Contributions | (487) | (12) | **(499)** | (699) |
| Benefits paid | (76) | (103) | **(179)** | (119) |
| Modification of the scope of consolidation | (6) | — | **(6)** | 2 |
| Transfer from/(to) defined contribution plans | (1) | (1) | **(2)** | 1 |
| **At 31 December** | **208** | **1 147** | **1 355** | **1 302** |

Principal actuarial assumptions

| At 31 December | 2004 | 2003 |
|---|---|---|
| **Discount rates** | | |
| Europe | 3 – 5.3 % | 3.5 – 5.5 % |
| Americas | 5.8 – 8.2 % | 6 – 8.2 % |
| Asia, Oceania and Africa | 2 – 8.3 % | 2 – 8.5 % |
| **Expected long term rates of return on plan assets** | | |
| Europe | 5.8 – 7.5 % | 6 – 7.5 % |
| Americas | 7.8 – 9.2 % | 6 – 9.2 % |
| Asia, Oceania and Africa | 4.5 – 9.3 % | 4.5 – 9.5 % |
| **Expected rates of salary increases** | | |
| Europe | 2 – 3.9 % | 2.5 – 3.8 % |
| Americas | 3 – 7.1 % | 3 – 7.1 % |
| Asia, Oceania and Africa | 0.5 – 6.3 % | 0.5 – 5.5 % |
| **Expected rates of pension adjustments** | | |
| Europe | 1 – 3.5 % | 1 – 3.5 % |
| Americas | 0.3 – 4.0 % | 0.5 – 7.1 % |
| Asia, Oceania and Africa | 2.5 – 4.4 % | 2 – 3.8 % |
| **Medical cost trend rates** | | |
| Americas | 4 – 7.1 % | 5 – 10 % |
| **Average remaining working life of employees (in years)** | | |
| Europe | 8 – 22 | 8 – 21 |
| Americas | 11 – 25 | 11 – 25 |
| Asia, Oceania and Africa | 15 – 20 | 15 – 20 |

## 22. Equity compensation plans and remuneration

Equity compensation plans

The following are the movements and expiry dates of the options held by members of the Board of Directors, Executive Board and Senior Management.

Movement of options

| In millions of CHF | 2004 | | 2003 | |
|---|---|---|---|---|
| | Number of options | Value of shares | Number of options | Value of shares |
| Outstanding at 1 January | 5 002 224 | 1 606 | 3 545 247 | 1 198 |
| of which vested | 665 302 | | 748 315 | |
| New rights | 1 846 122 | 607 | 1 562 619 | 436 |
| Rights exercised [a] | (92 972) | (25) | (81 853) | (20) |
| Rights cancelled | (109 733) | (36) | (23 789) | (8) |
| **Outstanding at 31 December** | **6 645 641** | **2 152** | **5 002 224** | **1 606** |
| of which vested | | | | |
| at 31 December | 1 839 449 | | 665 302 | |
| additional options vesting | | | | |
| on 1 March 2005 | 1 434 344 | | | |

[a] Average exercise price: CHF 269.26 (2003: CHF 238.58)

The rights are exercised throughout the year in accordance with the rules of the plan.

Expiry dates of options

| | | 2004 | |
|---|---|---|---|
| Grant date | Expiring within | Number | Exercise price |
| 01.01.1999 | One year | 190 670 | CHF 260.90 |
| 01.01.2000 | Two years | 381 660 | CHF 281.90 |
| 01.03.2001 | Four years | 1 267 119 | CHF 343.20 |
| 01.03.2002 | Five years | 1 434 344 | CHF 367.35 |
| 01.02.2003 | Six years | 1 491 998 | CHF 278.55 |
| 01.10.2003 | Six years | 33 728 | CHF 308.55 |
| 01.02.2004 | Seven years | 1 819 397 | CHF 329.10 |
| 01.10.2004 | Seven years | 26 725 | CHF 289.40 |
| | **Total** | **6 645 641** | |

The exercise price corresponds to the average price of the last 10 trading days preceding the grant date.

Remuneration of the Board of Directors and of the Executive Board

| | 2004 | | 2003 | |
|---|---|---|---|---|
| | *Number* | *CHF millions* | *Number* | *CHF millions* |
| Non-Executive Board of Directors | | | | |
| Remuneration | | 4 | | 4 |
| Shares | 6 772 | 2 | 6 848 | 2 |
| Executive Board [a] | | | | |
| Remuneration | | 13 | | 11 |
| Bonus | | 5 | | 7 |
| Shares | 21 542 | 7 | 15 107 | 4 |
| Options | 216 000 | | 126 200 | |
| **Total** | | **31** | | **28** |

[a] Includes the Executive member of the Board of Directors.

Board of Directors
Members of the Board of Directors receive an annual remuneration of CHF 262 500 each, members of the Committee of the Board receive an additional CHF 200 000 each. Members of the Audit Committee receive an additional CHF 25 000 each. Members of the Board of Directors also receive an annual expense allowance of CHF 15 000 each. The Chairman of the Board is entitled to a salary, a bonus and share options.

50% of the remuneration of the members of the Board of Directors and the total additional remuneration of the members of the Committee of the Board are paid through the granting of Nestlé S.A. shares at the ex-dividend closing price at the day of payment of the dividend. These shares are subject to a 2-year blocking period.

Executive Board
The total annual remuneration of the members of the Executive Board comprises a salary, a bonus (based on the individual's performance and the achievement of the Group's objectives) and share options.

Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last 10 trading days of January of the year of allocation. These shares are subject to a 3-year blocking period.

Alcon Incentive plan
Alcon sponsors an Incentive plan whereby the Board of Directors of Alcon awards incentives in different forms, for instance stock options, stock appreciation rights and restricted shares.

The total number of Alcon shares with respect to which awards may be issued under the Alcon Incentive Plan shall not exceed in the aggregate 30 million Alcon shares. Shares are issued at the grant price of stock options upon exercise. Stock option grant prices are determined by the Board of Directors of Alcon and shall not be less than the fair market value of the shares on the date of grant.

Details of the Incentive Plan are disclosed in Alcon's financial statements.

## 23. Deferred taxes

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Tax assets by types of temporary difference | | |
| Property, plant and equipment | 308 | 269 |
| Intangible assets | 82 | 65 |
| Employee benefits | 1 190 | 1 216 |
| Inventories, receivables, payables and provisions | 897 | 930 |
| Unused tax losses and unused tax credits | 413 | 139 |
| Other | 403 | 491 |
| | 3 293 | 3 110 |
| Tax liabilities by types of temporary difference | | |
| Property, plant and equipment | 1 138 | 1 113 |
| Intangible assets | 479 | 438 |
| Employee benefits | 303 | 376 |
| Inventories, receivables, payables and provisions | 124 | 14 |
| Other | 250 | 347 |
| | 2 294 | 2 288 |
| **Net assets** | 999 | 822 |
| Reflected in the balance sheet as follows: | | |
| Deferred tax assets | 1 446 | 1 398 |
| Deferred tax liabilities | (447) | (576) |
| **Net assets** | 999 | 822 |
| Temporary differences for which no deferred tax is recognised: | | |
| *on investments in affiliated companies (taxable temporary difference)* | 13 525 | 10 882 |
| on unused tax losses, tax credits and other items | 2 508 | 1 442 |

Unused tax losses expire mainly within 2 to 5 years.

## 24. Provisions

| In millions of CHF | | | | | 2004 | 2003 |
|---|---|---|---|---|---|---|
| | Restructuring | Environmental | Litigation | Other | Total | Total |
| At 1 January | 935 | 39 | 1 927 | 160 | **3 061** | 3 381 |
| Currency retranslations | (37) | (3) | (94) | (5) | **(139)** | (123) |
| Provisions made in the period | 475 | 2 | 273 | 72 | **822** | 973 |
| Modification of the scope of consolidation | (42) | — | (6) | 147 | **99** | 68 |
| Amounts used | (328) | (4) | (175) | (75) | **(582)** | (861) |
| Unused amounts reversed | (80) | — | (166) | (11) | **(257)** | (377) |
| **At 31 December** | **923** | **34** | **1 759** | **288** | **3 004** | **3 061** |

Restructuring provisions arise from a number of projects across the Group. These include plans to optimise industrial manufacturing capacities by closing inefficient production facilities and reorganizing others, essentially in Europe. Efficiencies stemming from the implementation of GLOBE and project FitNes aimed at reducing administrative costs result in restructuring programmes mainly in Zone Europe. Restructuring provisions are expected to result in future cash outflows when implementing the plans (usually over the following two years) and are consequently not discounted.

Litigation provisions have been set up to cover legal and administrative proceedings that arise in the ordinary course of business. Reversal of such provisions refer to cases resolved in favour of the Group. The timing of cash outflows of litigation provisions is uncertain as it depends upon the outcome of the proceedings. These provisions are therefore not discounted because their present value would not represent meaningful information.

## 25. Share capital of Nestlé S.A.

| | 2004 | 2003 |
|---|---|---|
| Number of registered shares of nominal value CHF 1.– each | 403 520 000 | 403 520 000 |
| In millions of CHF | 404 | 404 |

Additional information is given in the annex to the annual accounts of Nestlé S.A., note 19.
The share capital includes the nominal value of treasury shares (see note 26).

## 26. Treasury shares

This item represents the treasury shares held in Nestlé S.A.:

| Number of shares | 2004 | 2003 |
|---|---|---|
| Purpose of holding | | |
| Freely available shares | 1 735 298 | 3 493 743 |
| Management option rights | 6 645 641 | 5 002 224 |
| Warrants on SWANS and Turbo bond issues of Nestlé Holdings Inc., USA | 3 524 490 | 3 524 490 |
| Trading | 4 262 759 | 3 551 694 |
| **Total at 31 December** | **16 168 188** | **15 572 151** |

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Book value at 31 December | 2 435 | 2 371 |
| Market value at 31 December | 4 810 | 4 812 |

The movement of these shares is described in the annex to the annual accounts of Nestlé S.A., note 21.

## 27. Decrease/(increase) in working capital

Disregarding exchange differences and effect of acquisitions and disposals.

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Inventories | (457) | (234) |
| Trade receivables | (6) | (351) |
| Trade payables | 28 | 49 |
| Other payables | (60) | (122) |
| Net accruals and deferrals | 271 | (23) |
| Other | 451 | (7) |
| | 227 | (688) |

## 28. Acquisitions

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Fair value of net assets acquired | | |
| Property, plant and equipment | 72 | 395 |
| Financial assets | 21 | (18) |
| Intangible assets | 154 | 11 |
| Minority interests | (9) | 18 |
| Purchase of minority interests in existing participations | 41 | 8 |
| Net working capital | (12) | 100 |
| Financial liabilities | (24) | (507) |
| Employee benefits, deferred taxes and provisions | (73) | (38) |
| Liquid assets | 8 | 30 |
| | 178 | (1) |
| Goodwill | 476 | 4 726 |
| **Total acquisition cost** | 654 | 4 725 |
| less: | | |
| Cash and cash equivalents acquired | (8) | (30) |
| Consideration payable | (13) | (3 041) |
| Payment of consideration payable on prior years acquisition | – | 296 |
| **Cash outflow on acquisitions** | 633 | 1 950 |

The Group's sales and net profit are not significantly impacted by acquisitions for which the agreement date is on or after 31 March 2004, even if the acquisition date for all these acquisitions had been 1 January 2004.

## 29. Disposals

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Net assets disposed of | | |
| Property, plant and equipment | 169 | 88 |
| Financial assets | 1 | – |
| Goodwill and intangible assets | 43 | 112 |
| Minority interests | (19) | (2) |
| Net working capital | (16) | 37 |
| Financial liabilities | (47) | (9) |
| Employee benefits, deferred tax and provisions | (35) | 18 |
| Liquid assets | 45 | (2) |
| | **141** | **242** |
| Recovery on disposal of goodwill charged to equity prior to 1 January 1995 | 17 | 19 |
| Profit/(loss) on current year disposals | 108 | 210 |
| Profit/(loss) on prior years disposals | – | (4) |
| **Total disposal consideration** | **266** | **467** |
| less: | | |
| Cash and cash equivalents disposed of | (45) | 2 |
| Consideration receivable | (23) | (183) |
| Receipt of consideration receivable on prior years disposal | 68 | 439 |
| **Cash inflow on disposals** | **266** | **725** |

## 30. Dividends

Dividends payable are not accounted for until they have been ratified at the Annual General Meeting. At the meeting on 14 April 2005, the following dividend in respect of 2004 will be proposed:

| | |
|---|---|
| Dividend per share | CHF 8.– |
| resulting in a total dividend of [a] | CHF 3 187 302 832.– |

[a] Number of shares with right to dividend: see Annual report of Nestlé S.A.

The accounts for the year ended 31 December 2004 do not reflect this proposed distribution, which will be treated as an appropriation of profit in the year ending 31 December 2005.

## 31. Guarantees

In the normal course of business, the Group has granted guarantees to third parties, totalling CHF 87 million (2003: CHF 331 million) on 31 December 2004.

## 32. Commitments for expenditure on property, plant and equipment

At 31 December 2004, the Group was committed to expenditure amounting to CHF 219 million (2003: CHF 139 million).

## 33. Lease commitments

The following charges arise from these commitments:
Operating leases

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| | Minimum lease payments Future value | |
| Within one year | 413 | 458 |
| In the second year | 355 | 378 |
| In the third to the fifth year inclusive | 651 | 705 |
| After the fifth year | 722 | 893 |
| | **2 141** | **2 434** |

Finance leases

| In millions of CHF | 2004 | | 2003 | |
|---|---|---|---|---|
| | Minimum lease payments | | | |
| | Present value | Future value | Present value | Future value |
| Within one year | 49 | 70 | 48 | 64 |
| In the second year | 44 | 60 | 42 | 53 |
| In the third to the fifth year inclusive | 86 | 124 | 76 | 106 |
| After the fifth year | 124 | 178 | 106 | 137 |
| | 303 | 432 | 272 | 360 |

The difference between the future value of the minimum lease payments and their present value represents the discount on the lease obligations.

## 34. Contingent assets and liabilities

The Group is exposed to contingent liabilities amounting to CHF 690 million (2003: CHF 470 million) representing various potential litigations (CHF 550 million) and other items (CHF 140 million).

Contingent assets for litigation claims in favour of the Group amount to CHF 170 million (2003: CHF 170 million).

## 35. Events after the balance sheet date

Wagner, Germany
On 7 December 2004 Nestlé Deutschland AG entered into an agreement with Wagner Tiefkühlprodukte GmbH whereby Nestlé Deutschland AG would acquire control of Wagner in 2005. The approval of the appropriate authorities has been received in January 2005.

Garoto, Brazil
After almost 2 years analyzing Nestlé Brasil Ltda.'s acquisition of Chocolates Garoto S.A. the Brazilian Antitrust Agency (Administrative Council of Economic Defence or CADE) completely blocked such transaction in February 2004, when it issued a ruling requesting Nestlé Brasil Ltda. to sell the chocolate confectionery business, assets and intellectual property it acquired from the Meyerfreund Group when the purchase of 100% shares of Chocolates Garoto S.A. was completed in 2002. CADE said the combined operations of Nestlé and Garoto were a threat to fair competition. Nestlé Brasil Ltda. filed an administrative revision recourse with CADE (based on the "new facts" concept). CADE rejected this recourse in October 2004 including subsequent clarification motions. The decision on the latter has been officially published on 3 February 2005. Nestlé has now agreed on the next steps, including filing a recourse to CADE, as provided within the administrative guidelines, to request clarification on certain matters documented in CADE's decisions, including ambiguities and inconsistencies identified in the individual commissioner's written decisions. The recourse, EMBARGOS DECLARATORIOS (administrative recourse), will also present CADE with an opportunity to amend its decision. The filing of this new recourse effectively halts the requirement for Nestlé to dispose of the Garoto business until the result of the procedure is known.

The Group intends to vigorously defend its interest in this matter, however the complete or partial disposal of the Garoto business would not have a material impact.

## 36. Transactions with related parties

The Group has not entered into any material transactions with related parties. Furthermore, throughout 2004, no director had a personal interest in any transaction of significance for the business of the Group.

## 37. Nestlé Group Companies

The list of companies appears in the section "Companies of the Nestlé Group".

### Principal exchange rates

| CHF per | | 2004 | 2003 | 2004 | 2003 |
|---|---|---|---|---|---|
| | | Year ending rates | | Average annual rates | |
| 1 US Dollar | USD | 1.13 | 1.24 | 1.241 | 1.344 |
| 1 Euro | EUR | 1.54 | 1.56 | 1.544 | 1.522 |
| 1 Pound Sterling | GBP | 2.18 | 2.20 | 2.269 | 2.200 |
| 100 Brazilian Reais | BRL | 42.50 | 42.60 | 42.490 | 43.680 |
| 100 Japanese Yen | JPY | 1.09 | 1.16 | 1.147 | 1.165 |
| 100 Mexican Pesos | MXN | 10.10 | 11.00 | 11.020 | 12.480 |
| 1 Canadian Dollar | CAD | 0.94 | 0.96 | 0.956 | 0.967 |
| 1 Australian Dollar | AUD | 0.88 | 0.93 | 0.912 | 0.880 |
| 100 Philippine Pesos | PHP | 2.02 | 2.23 | 2.210 | 2.484 |

# Report of the Group auditors

to the General Meeting of Nestlé S.A.

As Group auditors we have audited the Consolidated Accounts (balance sheet, income statement, cash flow statement, statement of changes in equity and annex) of the Nestlé Group for the year ended 31 December 2004.

These Consolidated Accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these Consolidated Accounts based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, and with International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the Consolidated Accounts are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the Consolidated Accounts. We have also assessed the accounting principles used, significant estimates made and the overall Consolidated Accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Consolidated Accounts give a true and fair view of the financial position, the net profit and cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.
We recommend that the Consolidated Accounts submitted to you be approved.


KPMG Klynveld Peat Marwick Goerdeler SA





Scott Cormack
Auditor in charge

Stéphane Gard

London and Zurich, 23 February 2005

# Financial information – five year review

| In millions of CHF (except for per share data and personnel) | 2004 | | 2003 |
|---|---|---|---|
| **Results** | | | |
| Consolidated sales | 86 769 | | 87 979 |
| EBITA Earnings Before Interest, Taxes and Amortisation of goodwill | 10 970 | | 11 006 |
| *as % of sales* | *12.6%* | | *12.5%* |
| Taxes | 2 452 | | 2 307 |
| Consolidated net profit | 6 717 | | 6 213 |
| *as % of sales* | *7.7%* | | *7.1%* |
| *as % of average equity* | *17.7%* | | *17.3%* |
| Total amount of dividend | 3 187 | (a) | 2 800 |
| Depreciation of property, plant and equipment | 2 506 | | 2 408 |
| *as % of sales* | *2.9%* | | *2.7%* |
| Amortisation of goodwill | 1 599 | | 1 571 |
| **Balance sheet** | | | |
| Current assets | 35 285 | | 36 233 |
| of which liquid assets | 15 282 | | 15 128 |
| Non-current assets | 51 809 | | 53 328 |
| Total assets | 87 094 | | 89 561 |
| Current liabilities | 29 117 | | 30 365 |
| Non-current liabilities and minority interests | 18 758 | | 22 316 |
| Equity | 39 219 | | 36 880 |
| Capital expenditure | 3 295 | | 3 337 |
| *as % of sales* | *3.8%* | | *3.8%* |
| **Data per share** | | | |
| Weighted average number of shares outstanding | 388 449 957 | | 387 018 429 |
| Consolidated net profit (b) | 17.29 | | 16.05 |
| Equity (b) | 100.96 | | 95.29 |
| Dividend (b) | 8.00 | (d) | 7.20 |
| Pay-out ratio | 46.3% | (d) | 44.8% |
| Stock prices (high/low) (b) | 346.0/276.0 | | 314.5/233.3 |
| Yield (c) | 2.3/2.9 | (d) | 2.3/3.1 |
| **Number of personnel (in thousands)** | **247** | | **253** |

(a) As proposed by the Board of Directors of Nestlé S.A.. This amount includes dividends payable in respect of shares with right to dividend at the balance sheet date (CHF 3099 million) as well as those potentially payable on the shares covering options and shares held for trading purposes (CHF 88 million).
(b) Figures prior to 2001 adjusted in order to make comparable the data per share.
(c) Calculated on the basis of the dividend for the year concerned but which is paid in the following year.
(d) As proposed by the Board of Directors of Nestlé S.A..
(e) Excludes Ralston Purina.
(f) Figures prior to 2001 have not been restated following the first application of IAS 39 Financial Instruments.

| 2002 | 2001 | 2000 (f) |
|---|---|---|
| | | |
| | | |
| 89 160 | 84 698 | 81 422 |
| 10 940 | 9 987 | 9 911 |
| *12.3%* | *11.8%* | *12.2%* |
| 2 295 | 2 429 | 2 761 |
| 7 564 | 6 681 | 5 763 |
| *8.5%* | *7.9%* | *7.1%* |
| *22.1%* | *21.0%* | *21.2%* |
| 2 705 | 2 484 | 2 127 |
| 2 542 | 2 581 | 2 737 |
| *2.9%* | *3.0%* | *3.4%* |
| 1 438 | 494 | 414 |
| | | |
| | | |
| 35 342 | 39 045 | 30 747 |
| 14 291 | 16 042 | 10 131 |
| 52 010 | 54 741 | 34 777 |
| 87 352 | 93 786 | 65 524 |
| 33 737 | 41 492 | 23 174 |
| 18 796 | 18 641 | 12 446 |
| 34 819 | 33 653 | 29 904 |
| 3 577 | 3 611 | 3 305 |
| *4.0%* | *4.3%* | *4.1%* |
| | | |
| | | |
| 387 641 752 | 387 369 846 | 386 527 830 |
| 19.51 | 17.25 | 14.91 |
| 89.82 | 86.88 | 77.40 |
| 7.00 | 6.40 | 5.50 |
| 35.9% | 37.1% | 36.9% |
| 397.0/271.0 | 386.5/289.0 | 389.3/254.0 |
| 1.8/2.6 | 1.7/2.2 | 1.4/2.2 |
| | | |
| **254** | **230** (e) | **225** |

# Companies of the Nestlé Group

## Operating companies

Principal affiliated companies [a] which operate in the food and water sectors, with the exception of those marked with an asterisk (*) which are engaged in the pharmaceutical sector.

- ◉ Companies listed on the stock exchange.
- (a) In the context of the SWX Swiss Exchange Directive on Information relating to Corporate Governance, the disclosure criteria are as follows:
- – Operating companies are disclosed if their sales exceed CHF 10 mio or equivalent;
- – Financial companies are disclosed if either their equity exceed CHF 10 mio or equivalent and/or the total balance sheet is higher than CHF 50 mio or equivalent.

Countries within the continents are listed according to the alphabetical order of the French names.
% capital shareholding corresponds to voting powers unless stated otherwise.

1. Affiliated companies for which full consolidation treatment is applied (see "Scope of consolidation").

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| **Europe** | | | | |
| Germany | | | | |
| Nestlé Deutschland AG | Frankfurt am Main | 100% | EUR | 214 266 628.49 |
| Nestlé Waters Deutschland AG | Mainz | 100% | EUR | 10 565 335.43 |
| PowerBar Europe GmbH | München | 100% | EUR | 25 000.00 |
| Alcon Pharma GmbH* | Freiburg/Breisgau | 75.33% | EUR | 511 291.88 |
| Geti Wilba Wild- und Geflügelverarbeitung GmbH & Co. KG | Bremervörde | 100% | EUR | 6 135 502.57 |
| Erlenbacher Backwaren GmbH | Gross-Gerau | 100% | EUR | 2 582 024.00 |
| Family Frost International Tiefkühlheimdienst GmbH | Mettmann | 100% | EUR | 4 116 000.00 |
| Nestlé Schöller GmbH & Co. KG | Nürnberg | 100% | EUR | 60 000 000.00 |
| Nestlé Schöller Produktions-GmbH | Nürnberg | 100% | EUR | 30 000.00 |
| Gut Adlersreuth Wildspezialitäten GmbH & Co. KG | Oberreute | 100% | EUR | 511 291.88 |
| Distributa Gesellschaft für Lebensmittel-Logistik mbH | Wildau | 70% | EUR | 511 291.88 |
| Family Frost Tiefkühlheimdienst GmbH | Wildau | 100% | EUR | 2 056 000.00 |
| Austria | | | | |
| Nestlé Österreich GmbH | Wien | 100% | EUR | 7 270 000.00 |
| Nespresso Österreich GmbH & Co. OHG | Wien | 100% | EUR | 35 000.00 |
| Alcon Ophthalmika GmbH* | Wien | 75.33% | EUR | 36 336.42 |
| Schöller Lebensmittel GmbH | Wien | 100% | EUR | 7 231 000.00 |
| Belgium | | | | |
| Nestlé Belgilux S.A. | Bruxelles | 100% | EUR | 8 924 200.00 |
| Nestlé Waters Benelux S.A. | Etalle | 100% | EUR | 19 924 000.00 |
| S.A. Nespresso Belgilux N.V. | Bruxelles | 100% | EUR | 550 000.00 |
| S.A. Alcon-Couvreur N.V.* | Puurs | 75.33% | EUR | 4 491 830.00 |
| Nestlé Purina PetCare Belgilux N.V. | Bruxelles | 100% | EUR | 2 961 854.76 |
| Nestlé Catering Services S.A. | Bruxelles | 100% | EUR | 10 535 500.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Bulgaria | | | | |
| Nestlé Bulgaria A.D. | Sofia | 99.97% | BGN | 8 787 000.00 |
| Denmark | | | | |
| Nestlé Danmark A/S | Copenhagen | 100% | DKK | 42 000 000.00 |
| Alcon Danmark A/S* | Rodovre | 75.33% | DKK | 500 000.00 |
| Food Specialities A/S | Esbjerg | 100% | DKK | 13 095 000.00 |
| Spain | | | | |
| Nestlé España S.A. | Esplugues de Llobregat (Barcelona) | 100% | EUR | 100 000 000.00 |
| Productos del Café S.A. | Reus | 100% | EUR | 6 600 000.00 |
| Davigel España S.A. | Sant Just Desvern (Barcelona) | 100% | EUR | 984 000.00 |
| La Cocinera Alimentación S.A. | Barcelona | 100% | EUR | 150 000.00 |
| Aquarel Iberica S.A. | Barcelona | 100% | EUR | 300 506.05 |
| Nestlé Waters España S.A. | Barcelona | 100% | EUR | 8 400 000.00 |
| Alcon Cusi S.A.* | El Masnou (Barcelona) | 75.33% | EUR | 11 599 783.00 |
| Helados y Postres S.A. | Vitoria | 100% | EUR | 140 563 200.00 |
| Nestlé PetCare España S.A. | Castellbisbal (Barcelona) | 100% | EUR | 12 000 000.00 |
| Family Frost S.L. | Sevilla | 100% | EUR | 420 708.47 |
| Finland | | | | |
| Suomen Nestlé Oy | Helsinki | 100% | EUR | 3 363 758.53 |
| Nestlé Purina PetCare Finland Oy | Vantaa | 100% | EUR | 84 093.96 |
| Kotijätelö Oy | Helsinki | 100% | EUR | 500 000.00 |
| France | | | | |
| Nestlé France SAS | Noisiel | 100% | EUR | 129 130 560.00 |
| Nestlé Grand Froid S.A. | Noisiel | 100% | EUR | 14 910 000.00 |
| Nestlé Clinical Nutrition France | Noisiel | 100% | EUR | 57 943 072.00 |
| Nestlé Produits Laitiers Frais S.A. | Noisiel | 99.97% | EUR | 3 196 200.00 |
| Herta S.A. | Noisiel | 100% | EUR | 12 908 610.00 |
| Davigel S.A. | Dieppe | 100% | EUR | 7 681 250.00 |
| Nestlé Waters France | Issy-les-Moulineaux | 100% | EUR | 42 824 105.00 |
| S.A. des Eaux Minérales de Ribeauvillé | Ribeauvillé | 100% | EUR | 846 595.13 |
| Eau Minérale Naturelle de Plancoët "Source Sassay" | Plancoët | 100% | EUR | 430 028.19 |
| Nespresso France S.A. | Paris | 100% | EUR | 1 360 000.00 |
| Laboratoires Alcon S.A.* | Rueil-Malmaison | 75.33% | EUR | 12 579 101.00 |
| Nestlé Purina PetCare France | Rueil-Malmaison | 100% | EUR | 21 091 872.00 |
| Nestlé HomeCare | Noisiel | 100% | EUR | 2 080 600.00 |
| Société Industrielle de transformation de produits agricoles "SITPA" S.A. | Villers-les-Pots | 100% | EUR | 9 718 000.00 |
| Schöller Glaces et Desserts SAS | Vitry-sur-Seine | 100% | EUR | 1 232 598.00 |
| Nestlé Waters Powwow France | Issy-les-Moulineaux | 100% | EUR | 8 864 000.00 |
| Mistral Constructeur SAS | Evry | 100% | EUR | 724 133.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Greece | | | | |
| Nestlé Hellas S.A. | Maroussi | 100% | EUR | 18 437 936.00 |
| Alcon Laboratories Hellas Commercial and Industrial S.A.* | Maroussi | 75.33% | EUR | 757 171.30 |
| Hungary | | | | |
| Nestlé Hungária Kft. | Budapest | 100% | HUF | 6 000 000 000.00 |
| Kékkúti Ásvànyvíz Rt. | Budapest | 100% | HUF | 238 326 000.00 |
| Alcon Hungary Pharmaceuticals Trading LLC* | Budapest | 75.33% | HUF | 75 000 000.00 |
| Nestlé-Schöller Kft. | Törökbàlint | 100% | HUF | 3 762 470 000.00 |
| Family Frost Kft. | Törökbàlint | 100% | HUF | 220 000 000.00 |
| Italy | | | | |
| Nestlé Italiana S.p.A. | Milano | 100% | EUR | 25 582 492.00 |
| San Pellegrino S.p.A. | Milano | 100% | EUR | 58 742 145.00 |
| Alcon Italia S.p.A.* | Milano | 75.33% | EUR | 1 300 000.00 |
| Nestlé Purina PetCare Italia S.p.A. | Milano | 100% | EUR | 10 000 000.00 |
| Nespresso Italy S.p.A. | Milano | 100% | EUR | 250 000.00 |
| Lithuania | | | | |
| UAB "Nestlé Baltics" | Vilnius | 100% | LTL | 110 000.00 |
| Malta | | | | |
| Nestlé Malta Ltd | Valletta | 100% | MTL | 50 000.00 |
| Norway | | | | |
| A/S Nestlé Norge | Sandvika | 100% | NOK | 81 250 000.00 |
| Alcon Norge AS* | Sandvika | 75.33% | NOK | 100 000.00 |
| Hjem-IS A/S | Oslo | 100% | NOK | 2 250 000.00 |
| Netherlands | | | | |
| Nestlé Nederland B.V. | Amsterdam | 100% | EUR | 68 067 032.41 |
| Alcon Nederland B.V.* | Gorinchem | 75.33% | EUR | 18 151.20 |
| Nestlé Purina PetCare Nederland B.V. | Amsterdam | 100% | EUR | 18 152.00 |
| Nespresso Nederland B.V. | Amsterdam | 100% | EUR | 681 000.00 |
| Maître Paul B.V. | Tilburg | 100% | EUR | 4 991 582.38 |
| Nestlé Waters Powwow (Netherlands) B.V. | Zoetermee | 100% | EUR | 1 606 430.00 |
| Poland | | | | |
| Nestlé Polska S.A. | Warszawa | 100% | PLN | 301 314 000.00 |
| Nestlé Waters Polska S.A. | Warszawa | 100% | PLN | 40 100 000.00 |
| Alcon Polska Sp. z o.o.* | Warszawa | 75.33% | PLN | 750 000.00 |
| Schöller Artykuly Sp. z o.o. | Warszawa | 100% | PLN | 34 995 500.00 |
| Family Frost Polen Sp. z o.o. | Tychy | 100% | PLN | 8 203 815.75 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Portugal | | | | |
| Nestlé Portugal S.A. | Linda-a-Velha | 100% | EUR | 30 000 000.00 |
| Longa Vida-Indústrias Lácteas S.A. | Matosinhos | 100% | EUR | 5 000 000.00 |
| Nestlé Waters Portugal S.A. | Porto Salvo | 100% | EUR | 3 500 000.00 |
| Alcon Portugal-Produtos e Equipamentos Oftalmologicos, Ltda.* | Paço d'Arcos | 75.33% | EUR | 4 500 000.00 |
| Family Frost – Gelados e Congelados Ltda. | Lisboa | 100% | EUR | 254 000.00 |
| Prolacto-Lacticinios de Sao Miguel S.A. | Ponta Delgada | 100% | EUR | 700 000.00 |
| Selda-Comércio e Representacoes, S.A. | S. João da Talha | 100% | EUR | 600 000.00 |
| Republic of Ireland | | | | |
| Nestlé (Ireland) Ltd | Tallaght-Dublin | 100% | EUR | 3 530 600.00 |
| Czech Republic | | | | |
| Nestlé Cesko s.r.o. | Praha | 100% | CZK | 1 154 000 000.00 |
| Schöller Zmrzlina a Mrazene Vyrobky spol. s.r.o. | Praha | 100% | CZK | 35 229 000.00 |
| Family Frost spol. s.r.o. | Praha | 100% | CZK | 17 000 000.00 |
| Romania | | | | |
| Nestlé Romania SRL | Bucharest | 100% | ROL | 934 748 000 000.00 |
| United Kingdom | | | | |
| Nestlé UK Ltd | Croydon | 100% | GBP | 240 800 000.00 |
| Nestlé Waters UK Ltd | Rickmansworth | 100% | GBP | 14 000 000.00 |
| Buxton Mineral Water Company Ltd | Rickmansworth | 100% | GBP | 14 000 000.00 |
| Nestlé Watercoolers UK Ltd | Rickmansworth | 100% | GBP | 3 000 000.00 |
| Alcon Laboratories (UK) Ltd* | Herts | 75.33% | GBP | 3 100 000.00 |
| Nestlé Purina PetCare (UK) Ltd | New Malden | 100% | GBP | 24 000 000.00 |
| Schöller Ice-Cream Ltd | Croydon | 100% | GBP | 1 584 626.00 |
| Nestlé Waters Powwow Ltd | Stockley Park | 100% | GBP | 640.00 |
| Nespresso UK Ltd | London | 100% | GBP | 275 000.00 |
| Russia | | | | |
| OJSC Confectionery Union Rossiya | Samara | 100% | RUB | 90 244 000.00 |
| Nestlé Zhukovsky LLC | Zhukovsky | 100% | RUB | 364 884 000.00 |
| Nestlé Food LLC | Moscow | 100% | RUB | 1 655 572 000.00 |
| OJSC "Kamskaya" | Perm | 87.35% | RUB | 88 997 000.00 |
| OJSC "Khladoprodukt" | Timashevsk | 95.28% | RUB | 175 858 000.00 |
| OJSC Confectionery Firm "Altai" | Barnaul | 95.70% | RUB | 113 281 000.00 |
| OJSC Vologda Baby Food Factory | Vologda | 100% | RUB | 17 499 000.00 |
| Schöller Eiscrem GmbH | Moscow | 100% | RUB | 788 000.00 |
| Alcon Farmacevtika LLC* | Moscow | 75.33% | RUB | 44 055 000.00 |
| Nestlé Waters LLC | Moscow | 100% | RUB | 211 575 000.00 |
| Nestlé Watercoolers Service CIS | Moscow | 100% | RUB | 17 363 425.50 |
| Nestlé Watercoolers CIS | Moscow | 100% | RUB | 6 500.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Slovakia | | | | |
| Nestlé Slovensko s.r.o. | Bratislava | 100% | SKK | 400 000 000.00 |
| Schöller Potraviny, spol. s.r.o. | Bratislava | 100% | SKK | 200 000.00 |
| Sweden | | | | |
| Nestlé Sverige AB | Helsingborg | 100% | SEK | 20 000 000.00 |
| Zoégas Kaffee AB | Helsingborg | 100% | SEK | 20 000 000.00 |
| Jede AB | Mariestad | 100% | SEK | 7 000 000.00 |
| Alcon Sverige AB* | Bromma | 75.33% | SEK | 100 000.00 |
| Nestlé Purina PetCare Sverige AB | Malmö | 100% | SEK | 1 000 000.00 |
| Hemglass AB | Strängnäs | 100% | SEK | 14 000 000.00 |
| Switzerland | | | | |
| Société des Produits Nestlé S.A. | Vevey | 100% | CHF | 54 750 000.00 |
| Nestlé Suisse S.A. | Vevey | 100% | CHF | 250 000.00 |
| Nestlé Waters (Suisse) S.A. | Gland | 100% | CHF | 1 200 000.00 |
| Alcon Pharmaceuticals Ltd* | Hünenberg | 75.33% | CHF | 100 000.00 |
| Nestrade – Nestlé World Trade Corporation | La Tour-de-Peilz | 100% | CHF | 6 500 000.00 |
| Nestlé Nespresso S.A. | Paudex | 100% | CHF | 2 000 000.00 |
| Nestlé International Travel Retail S.A. | Châtel-St-Denis | 100% | CHF | 3 514 000.00 |
| Turkey | | | | |
| Nestlé Turkiye Gida Sanayi A.S. | Istanbul | 99.94% | TRL | 30 032 503 699 253.00 |
| Alcon Laboratuvarlari Tic. A.S.* | Istanbul | 75.33% | TRL | 17 724 114 600 000.00 |
| Nestlé Waters Gida Ve Mesrubat Sanayi Ticaret A.S. | Istanbul | 95% | TRL | 8 000 000 000 000.00 |
| Ukraine | | | | |
| JSC Lviv Confectionery Firm "Svitoch" | Lviv | 96.46% | UAK | 84 990 000.00 |
| LLC Nestlé Ukraine | Kiev | 100% | UAK | 792 000.00 |
| OJSC Volynholding | Torchyn | 100% | UAK | 100 000.00 |
| Africa | | | | |
| South Africa | | | | |
| Nestlé (South Africa) (Pty) Ltd | Randburg | 100% | ZAR | 51 200 000.00 |
| Nestlé Purina PetCare | Randburg | 100% | ZAR | 1 000.00 |
| Alcon Laboratories (South Africa) Pty Ltd* | Randburg | 75.33% | ZAR | 201 820.00 |
| Cameroon | | | | |
| Nestlé Cameroun | Douala | 99.80% | XAF | 1 300 000 000.00 |
| Côte d'Ivoire | | | | |
| • Nestlé Côte d'Ivoire | Abidjan | 86.30% | XOF | 5 517 600 000.00 |
| *Listed on the Abidjan Stock Exchange, market capitalisation XOF 71 350 mio, quotation code (ISIN) CI0009240728* | | | | |
| Nestlé Sahel | Abidjan | 100% | XOF | 4 217 000 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Egypt | | | | |
| Nestlé Egypt S.A.E. | Cairo | 100% | EGP | 73 000 000.00 |
| Dolce Company for Food Industries S.A.E. | Cairo | 100% | EGP | 7 722 000.00 |
| Société des eaux minérales Vittor S.A.E. | Cairo | 99.16% | EGP | 36 500 000.00 |
| Gabon | | | | |
| Nestlé Gabon | Libreville | 90% | XAF | 344 000 000.00 |
| Ghana | | | | |
| Nestlé Ghana Ltd | Tema-Accra | 70% | GHC | 1 000 000 000.00 |
| Guinea | | | | |
| Nestlé Guinée S.A. | Conakry | 99% | GNF | 3 424 000 000.00 |
| Kenya | | | | |
| Nestlé Foods Kenya Ltd | Nairobi | 100% | KES | 37 145 000.00 |
| Mauritius | | | | |
| Nestlé's Products (Mauritius) Ltd | Port Louis | 100% | BSD | 71 500.00 |
| Nestlé South East Africa Trading Ltd | Port Louis | 100% | USD | 100.00 |
| Morocco | | | | |
| Nestlé Maroc S.A. | El Jadida | 94.50% | MAD | 156 933 000.00 |
| Mozambique | | | | |
| Nestlé Mozambique Limitada | Maputo | 100% | MZM | 4 000 000.00 |
| Niger | | | | |
| Nestlé Niger | Niamey | 75% | XOF | 10 000 000.00 |
| Nigeria | | | | |
| ° Nestlé Nigeria PLC | Ilupeju-Lagos | 62.32% | NGN | 264 093 750.00 |
| *Listed on the Lagos stock exchange, market capitalisation NGN 79 065 mio, quotation code (ISIN) NG00000NSTL3* | | | | |
| Senegal | | | | |
| Nestlé Sénégal | Dakar | 100% | XOF | 1 620 000 000.00 |
| Tunisia | | | | |
| Nestlé Tunisie | Tunis | 59.20% | TND | 8 438 280.00 |
| Zimbabwe | | | | |
| Nestlé Zimbabwe (Pvt) Ltd | Harare | 100% | ZWD | 7 000 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| **Americas** | | | | |
| Argentina | | | | |
| Nestlé Argentina S.A. | Buenos Aires | 100% | ARS | 572 000.00 |
| Eco de Los Andes S.A. | Buenos Aires | 50.89% | ARS | 33 949 244.00 |
| Alcon Laboratorios Argentina S.A.* | Buenos Aires | 75.33% | ARS | 7 176 282.00 |
| Bolivia | | | | |
| Nestlé Bolivia S.A. | La Paz | 100% | BOB | 190 000.00 |
| Brazil | | | | |
| Nestlé Brasil Ltda. | São Paulo | 100% | BRL | 470 601 498.00 |
| Industrias Alimenticias Itacolomy S/A | Montes Claros | 100% | BRL | 241 979 385.00 |
| Nestlé Waters Brasil – Bebidas e Alimentos Ltda. | Rio de Janeiro | 100% | BRL | 87 248 341.00 |
| Alcon Laboratorios do Brasil Ltda.* | São Paulo | 75.33% | BRL | 7 729 167.00 |
| Chocolates Garoto S.A. | Vila Velha-ES | 100% | BRL | 160 620 000.00 |
| Ralston Purina do Brasil Ltda. | Ribeirão Preto | 77% | BRL | 79 473 771.00 |
| Canada | | | | |
| Nestlé Canada, Inc. | Toronto (Ontario) | 100% | CAD | 27 989 556.00 |
| 177833 Canada, Inc. | Toronto (Ontario) | 50% | CAD | 50 000.00 |
| Alcon Canada, Inc.* | Mississauga (Ontario) | 75.33% | CAD | 5 002 500.00 |
| Chile | | | | |
| Nestlé Chile S.A. | Santiago de Chile | 99.50% | CLP | 11 832 926 051.00 |
| Alcon Laboratorios Chile Ltda.* | Santiago de Chile | 75.33% | CLP | 9 750 000.00 |
| Colombia | | | | |
| Nestlé de Colombia S.A. | Bogotá | 100% | COP | 1 291 305 400.00 |
| Laboratorios Alcon de Colombia S.A.* | Bogotá | 75.33% | COP | 20 872 000.00 |
| Nestlé Purina PetCare de Colombia S.A. | Bogotá | 100% | COP | 17 030 000 000.00 |
| Costa Rica | | | | |
| Compañía Nestlé Costa Rica S.A. | Barreal de Heredia | 100% | CRC | 1 694 000 000.00 |
| Cuba | | | | |
| Los Portales S.A. | La Habana | 50.02% | USD | 24 110 000.00 |
| El Salvador | | | | |
| Nestlé El Salvador S.A. | San Salvador | 100% | SVC | 39 000 000.00 |
| Lacteos Finos de Centroamérica, S.A. | San Salvador | 100% | SVC | 22 573 000.00 |
| Ecuador | | | | |
| Nestlé Ecuador S.A. | Quito | 100% | USD | 188 497.00 |
| Industrial Surindu S.A. | Guayaquil | 100% | USD | 3 900 994.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| **United States** | | | | |
| Nestlé USA, Inc. | Glendale (California) | 100% | USD | 1 000.00 |
| Nestlé Prepared Foods Company | Solon (Ohio) | 100% | USD | 476 760.00 |
| Nestlé Purina PetCare Company | St. Louis (Missouri) | 100% | USD | 1 000.00 |
| Nestlé Waters North America, Inc. | Wilmington (Delaware) | 100% | USD | 10 000 000.00 |
| Nespresso USA, Inc. | New York (New York) | 100% | USD | 1 000.00 |
| Alcon Laboratories, Inc.* | Fort Worth (Texas) | 75.33% | USD | 1 000.00 |
| Falcon Pharmaceuticals, Ltd. | Fort Worth (Texas) | 75.33% | USD | 0.00 |
| Alcon (Puerto Rico), Inc.* | San Juan (Puerto Rico) | 75.33% | USD | 100.00 |
| ° Dreyer's Grand Ice Cream Holdings, Inc. | Oakland (California) | 100% | USD | 963 946.47 |
| *Listed on the NASDAQ, market capitalisation USD 2438.2 mio, quotation code "DRYR"* | | | | |
| **Guatemala** | | | | |
| Nestlé Guatemala S.A. | Mixco/Guatemala | 100% | GTQ | 23 460 600.00 |
| NZMP Guatemala S.A. | Guatemala City | 100% | GTQ | 1 958 800.00 |
| **Honduras** | | | | |
| Nestlé Hondureña S.A. | Tegucigalpa (Branch) | 100% | USD | 200 000.00 |
| **Jamaica** | | | | |
| Nestlé Jamaica Ltd | Kingston | 100% | JMD | 49 200 000.00 |
| **Mexico** | | | | |
| Nestlé México S.A. de C.V. | México, D.F. | 100% | MXN | 1 056 377 220.00 |
| Alcon Laboratorios S.A. de C.V.* | México, D.F. | 75.33% | MXN | 5 915 300.00 |
| Nescalín, S.A. de C.V. | México, D.F. | 100% | MXN | 445 826 740.00 |
| Ralston Purina Mexico S.A. de C.V. | México, D.F. | 100% | MXN | 1 000.00 |
| Manantiales La Asunción, S.A. de C.V. | México, D.F. | 100% | MXN | 115 646 364.00 |
| **Nicaragua** | | | | |
| Productos Nestlé (Nicaragua) S.A. | Managua (Branch) | 100% | USD | 150 000.00 |
| **Panama** | | | | |
| Nestlé Panamá S.A. | Panamá City | 100% | USD | 17 500 000.00 |
| Lacteos de Centroamérica, S.A. | Panamá City | 100% | USD | 1 500 000.00 |
| **Paraguay** | | | | |
| Nestlé Paraguay S.A. | Asunción | 100% | PYG | 100 000 000.00 |
| **Peru** | | | | |
| Nestlé Perú S.A. | Lima | 97.38% | PEN | 88 535 000.00 |
| **Puerto Rico** | | | | |
| Nestlé Puerto Rico, Inc. | Catano | 100% | USD | 500 000.00 |
| **Dominican Republic** | | | | |
| Nestlé Dominicana S.A. | Santo Domingo | 97% | DOP | 48 500 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Trinidad and Tobago | | | | |
| Nestlé Trinidad and Tobago Ltd | Valsayn | 100% | TTD | 35 540 000.00 |
| Nestlé Caribbean, Inc. | Valsayn | 100% | USD | 100 000.00 |
| Uruguay | | | | |
| Nestlé del Uruguay S.A. | Montevideo | 100% | UYP | 32 000.00 |
| Venezuela | | | | |
| Nestlé Venezuela S.A. | Caracas | 100% | VEB | 516 590 000.00 |
| Cadipro Milk Products, C.A. | Caracas | 100% | VEB | 9 505 123 000.00 |
| Alcon Pharmaceutical C.A.* | Caracas | 75.33% | VEB | 2 366 000.00 |
| **Asia** | | | | |
| Saudi Arabia | | | | |
| Saudi Food Industries Co. Ltd | Jeddah | 51% | SAR | 51 000 000.00 |
| Al Manhal Water Factory Co. Ltd | Riyadh | 60% | SAR | 7 000 000.00 |
| Springs Water Factory Co. Ltd | Dammam | 75% | SAR | 5 000 000.00 |
| Bangladesh | | | | |
| Nestlé Bangladesh Ltd | Dhaka | 100% | BDT | 1 100 000 000.00 |
| Cambodia | | | | |
| Nestlé Dairy (Cambodia) Ltd | Phnom Penh | 80% | USD | 5 000 000.00 |
| United Arab Emirates | | | | |
| Nestlé Middle East FZE | Dubai | 100% | USD | 816 770.00 |
| Nestlé Food – Dubai | Dubai | 49% | AED | 2 000 000.00 |
| India | | | | |
| ° Nestlé India Ltd | New Delhi | 61.85% | INR | 964 157 160.00 |
| *Listed on the Mumbai and Dehli stock exchange, market capitalisation INR 56.4 bio, quotation code (ISIN) INE239A01016* | | | | |
| Indonesia | | | | |
| P.T. Nestlé Indonesia | Jakarta | 90.24% | IDR | 60 000 000 000.00 |
| Israel | | | | |
| ° OSEM Investments Ltd | Petach-Tikva | 51.86% | ILS | 96 644 000.00 |
| *Listed on the Tel-Aviv stock exchange, market capitalisation USD 1075.7 mio, quotation code (ISIN) IL0003040149* | | | | |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Japan | | | | |
| Nestlé Japan Ltd | Kobe | 100% | JPY | 10 000 000.00 |
| Nestlé Japan Holding Ltd | Ibaragi | 100% | JPY | 20 000 000 000.00 |
| Nestlé International Foods K.K. | Kobe | 100% | JPY | 10 000 000.00 |
| Nestlé Confectionery K.K. | Kobe | 100% | JPY | 10 000 000.00 |
| Nestlé Purina PetCare Ltd. | Kobe | 100% | JPY | 20 000 000.00 |
| Nestlé Beverage K.K. | Kobe | 100% | JPY | 20 000 000.00 |
| Nestlé Snow K.K. | Tokyo | 85% | JPY | 20 000 000.00 |
| Nestlé Japan Administration Ltd | Kobe | 100% | JPY | 10 000 000.00 |
| Alcon Japan Ltd* | Tokyo | 75.33% | JPY | 27 500 000.00 |
| Nestlé Japan Manufacturing Ltd | Kobe | 100% | JPY | 10 000 000.00 |
| Venet Tohoku K.K. | Sendai | 100% | JPY | 80 000 000.00 |
| Venet Tokyo K.K. | Tokyo | 100% | JPY | 95 000 000.00 |
| Venet Chubu K.K. | Nagoya | 100% | JPY | 10 000 000.00 |
| Venet Kinki K.K. | Osaka | 100% | JPY | 70 000 000.00 |
| Venet Chugoku K.K. | Hiroshima | 100% | JPY | 95 000 000.00 |
| Venet Shikoku K.K. | Takamatsu | 100% | JPY | 12 000 000.00 |
| Venet Kyusyu K.K. | Fukuoka | 100% | JPY | 50 000 000.00 |
| Tokyo Skol K.K. | Chiba | 100% | JPY | 20 000 000.00 |
| Venet Hokkaido K.K. | Sapporo | 100% | JPY | 50 000 000.00 |
| Jordan | | | | |
| Nestlé Jordan Trading Co. Ltd | Amman | 87% | JDD | 410 000.00 |
| Kuwait | | | | |
| Nestlé Kuwait General Trading Co. W.L.L. | Safat/Kuwait | 49% | KWD | 300 000.00 |
| Lebanon | | | | |
| Société pour l'Exportation des Produits Nestlé S.A. | Beyrouth | 100% | CHF | 1 750 000.00 |
| SOHAT Distribution S.A.L. | Hazmieh | 100% | LBP | 160 000 000.00 |
| Société des Eaux Minérales Libanaises S.A.L. | Hazmieh | 100% | LBP | 1 610 000 000.00 |
| Malaysia | | | | |
| ° Nestlé (Malaysia) Bhd. | Petaling Jaya | 72.18% | MYR | 234 500 000.00 |
| *Listed on the KLSE, market capitalisation MYR 5.4 bio, quotation code (ISIN) MYL4707OO005* | | | | |
| Nestlé Foods (Malaysia) Sdn. Bhd. | Petaling Jaya | 72.18% | MYR | 100 000 000.00 |
| Nestlé Products Sdn. Bhd. | Petaling Jaya | 72.18% | MYR | 25 000 000.00 |
| Nestlé Asean (Malaysia) Sdn. Bhd. | Petaling Jaya | 72.18% | MYR | 42 000 000.00 |
| Nestlé Manufacturing (Malaysia) Sdn. Bhd. | Petaling Jaya | 72.18% | MYR | 32 500 000.00 |
| Oman | | | | |
| Nestlé Oman Trading LLC | Muscat | 49% | OMR | 300 000.00 |
| Pakistan | | | | |
| ° Nestlé Milkpak Ltd | Lahore | 59% | PKR | 452 731 000.00 |
| *Listed on the Karachi and Lahore stock exchange, market capitalisation PKR 23 539 mio, quotation code NESTLE* | | | | |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Philippines | | | | |
| Nestlé Philippines, Inc. | Makati City | 100% | PHP | 2 300 927 200.00 |
| Goya, Inc. | Marikina City | 99.80% | PHP | 358 234 812.00 |
| Nestlé Waters Philippines, Inc. | Makati City | 100% | PHP | 420 000 000.00 |
| Penpro, Inc. | Makati City | 100% | PHP | 630 000 000.00 |
| Republic of Korea | | | | |
| Nestlé Korea Ltd | Seoul | 100% | KRW | 17 033 060 000.00 |
| Alcon Korea Ltd* | Seoul | 75.33% | KRW | 200 000 000.00 |
| Nestlé Purina PetCare Korea Ltd | Seoul | 100% | KRW | 1 169 000 000.00 |
| Pulmuone Waters Co. Ltd | Chungbuk | 51% | KRW | 3 778 760 000.00 |
| Greater China Region | | | | |
| Nestlé (China) Ltd | Beijing | 100% | CNY | 250 000 000.00 |
| Nestlé Shuangcheng Ltd | Shuangcheng | 97.01% | CNY | 435 000 000.00 |
| Nestlé Dongguan Ltd | Dongguan | 100% | CNY | 472 000 000.00 |
| Nestlé Tianjin Ltd | Tianjin | 100% | CNY | 785 000 000.00 |
| Nestlé Qingdao Ltd | Qingdao | 100% | CNY | 640 000 000.00 |
| Nestlé Shanghai Ltd | Shanghai | 95% | CNY | 200 000 000.00 |
| Nestlé Dairy Farm Guangzhou Ltd | Guangzhou | 95.04% | CNY | 268 000 000.00 |
| Guangzhou Refrigerated Foods Ltd | Guangzhou | 96.44% | CNY | 122 000 000.00 |
| Shanghai Fuller Foods Co. Ltd | Shanghai | 100% | CNY | 384 000 000.00 |
| Shanghai Nestlé Product Services Ltd | Shanghai | 97% | CNY | 83 000 000.00 |
| Shanghai Totole Flavouring Food Co. Ltd | Shanghai | 80% | USD | 7 800 000.00 |
| Nestlé Sources Shanghai Ltd | Shanghai | 100% | CNY | 158 000 000.00 |
| Nestlé Sources Tianjin Ltd | Tianjin | 93.58% | CNY | 159 000 000.00 |
| Nestlé Hong Kong Ltd | Hong Kong | 100% | HKD | 250 000 000.00 |
| Sichuan Haoji Food Co. Ltd | Chengdu | 60% | CNY | 80 000 000.00 |
| Alcon (China) Ophthalmic Product Co. Ltd* | Beijing | 75.33% | USD | 1 357 455.00 |
| Alcon Hong Kong Ltd* | Hong Kong | 75.33% | HKD | 77 000.00 |
| Nestlé Taiwan Ltd | Taipei | 100% | TWD | 300 000 000.00 |
| Alcon Pharmaceuticals Ltd* | Taipei (Branch) | 75.33% | CHF | 100 000.00 |
| Kingdom of Bahrain | | | | |
| Nestlé Bahrain Trading WLL | Manama, Bahrain | 49% | BHD | 200 000.00 |
| Singapore | | | | |
| Nestlé Singapore (Pte) Ltd | Singapore | 100% | SGD | 1 000 000.00 |
| Sri Lanka | | | | |
| ◦ Nestlé Lanka Ltd | Colombo | 90.80% | LKR | 537 254 630.00 |
| *Listed on the Colombo stock exchange, market capitalisation LKR 4.8 bio, quotation code (ISIN) LK0128N00005* | | | | |
| International Dairy Products Ltd | Colombo | 96.32% | LKR | 30 000 000.00 |
| Eastern Food Specialities Ltd | Colombo | 90.80% | LKR | 20 000 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Syria | | | | |
| Nestlé Syria Ltd | Damas | 100% | SYP | 800 000 000.00 |
| Société pour l'exportation des produits Nestlé S.A | Damas | 100% | CHF | 1 750 000.00 |
| Thailand | | | | |
| Nestlé Products (Thailand), Inc. | Bangkok (Branch) | 100% | USD | 1 000 000.00 |
| Quality Coffee Products Ltd | Bangkok | 49% | THB | 400 000 000.00 |
| Nestlé Foods (Thailand) Ltd | Bangkok | 100% | THB | 700 000 000.00 |
| Nestlé Trading (Thailand) Ltd | Bangkok | 49% | THB | 750 000.00 |
| Nestlé Manufacturing (Thailand) Ltd | Bangkok | 100% | THB | 250 000 000.00 |
| Nestlé (Thai) Ltd | Bangkok | 100% | THB | 880 000 000.00 |
| Nestlé Dairy (Thailand) Ltd | Bangkok | 100% | THB | 46 000 000.00 |
| Perrier Vittel (Thailand) Ltd | Bangkok | 100% | THB | 235 000 000.00 |
| Alcon Laboratories (Thailand) Ltd* | Bangkok | 75.33% | THB | 2 100 000.00 |
| Vietnam | | | | |
| Nestlé Vietnam Ltd | Bien Hoa | 100% | USD | 38 598 000.00 |
| La Vie Joint Venture Company | Long An | 65% | USD | 2 613 000.00 |
| **Oceania** | | | | |
| Australia | | | | |
| Nestlé Australia Ltd | Sydney | 100% | AUD | 274 000 000.00 |
| Petersville Australia Ltd | Melbourne | 100% | AUD | 84 702 714.00 |
| Nestlé Echuca Pty Ltd | Melbourne | 100% | AUD | 270 000.00 |
| Alcon Laboratories (Australia) Pty Ltd* | Frenchs Forest | 75.33% | AUD | 2 550 000.00 |
| Fiji | | | | |
| Nestlé (Fiji) Ltd | Ba | 74% | FJD | 3 000 000.00 |
| New Zealand | | | | |
| Nestlé New Zealand Ltd | Auckland | 100% | NZD | 2 668 000.00 |
| Papua-New Guinea | | | | |
| Nestlé (PNG) Ltd | Lae | 100% | PGK | 11 850 000.00 |
| French Polynesia | | | | |
| Nestlé Polynesia SAS | Papeete | 100% | XPF | 5 000 000.00 |
| New Caledonia | | | | |
| Nestlé Nouvelle-Calédonie SAS | Noumea | 100% | XPF | 250 000.00 |

2. Affiliated companies for which the method of proportionate consolidation is used (see "Scope of consolidation").

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| **Europe** | | | | |
| Germany | | | | |
| C.P.D. Cereal Partners | | | | |
| Deutschland GmbH & Co. OHG | Frankfurt am Main | 50% | EUR | 511 291.88 |
| Galderma Laboratorium GmbH* | Freiburg/Breisgau | 50% | EUR | 800 000.00 |
| Austria | | | | |
| C.P.A. Cereal Partners Handelsgesellschaft | | | | |
| M.B.H. & Co. OHG | Wien | 50% | EUR | 145 345.64 |
| Spain | | | | |
| Cereal Partners España S.A. | Esplugues de Llobregat | | | |
| | (Barcelona) | 50% | EUR | 120 212.42 |
| Laboratorios Galderma S.A.* | Madrid | 50% | EUR | 432 480.00 |
| France | | | | |
| Cereal Partners France | Noisiel | 50% | EUR | 3 000 000.00 |
| Galderma International SAS* | La Défense | 50% | EUR | 879 000.00 |
| Greece | | | | |
| C.P. Hellas E.E.I.G. | Maroussi | 50% | EUR | 146 735.14 |
| Hungary | | | | |
| Cereal Partners Hungaria Kft. | Budapest | 50% | HUF | 22 000 000.00 |
| Italy | | | | |
| Galderma Italia S.p.A.* | Milano | 50% | EUR | 112 000.00 |
| Poland | | | | |
| Cereal Partners Poland Torun-Pacific Sp. z o.o. | Torun | 50% | PLN | 14 572 838.00 |
| Portugal | | | | |
| Cereal Associados Portugal A.E.I.E. | Oeiras | 50% | EUR | 99 759.58 |
| Czech Republic | | | | |
| Cereal Partners Czech Republic | Praha | 50% | CZK | 23 100 000.00 |
| Russia | | | | |
| Cereal Partners Trading, LLC | Moscow | 50% | RUB | 5 000 000.00 |
| Sweden | | | | |
| Galderma Nordic AB* | Bromma | 50% | SEK | 67 400 000.00 |
| United Kingdom | | | | |
| Cereal Partners U.K. | Welwyn Garden | 50% | GBP | 0.00 |
| Galderma (U.K.) Ltd* | Amersham | 50% | GBP | 1 500 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Switzerland | | | | |
| Beverage Partners Worldwide Europe S.A. | Urdorf | 50% | CHF | 2 000 000.00 |
| Belté Schweiz AG | Urdorf | 50% | CHF | 3 100 000.00 |
| CPW Operations Sàrl | Prilly | 50% | CHF | 20 000.00 |
| CP Suisse | Vevey | 50% | CHF | 0.00 |
| Galderma S.A.* | Cham | 50% | CHF | 100 000.00 |
| Americas | | | | |
| Argentina | | | | |
| Dairy Partners Americas Argentina S.A. | Buenos Aires | 50% | ARS | 12 000.00 |
| Dairy Partners Americas Manufacturing Argentina S.A. | Buenos Aires | 50% | ARS | 12 000.00 |
| Brazil | | | | |
| Galderma Brasil Ltda* | São Paulo | 50% | BRL | 19 741 602.00 |
| CPW Brasil Ltda | Cacapava/São Paulo | 50% | BRL | 37 885 520.00 |
| Dairy Partners Americas Brazil Ltda. | São Paulo | 50% | BRL | 27 606 368.00 |
| Dairy Partners Americas Manufacturing Brazil Ltda. | São Paulo | 50% | BRL | 39 468 974.00 |
| Canada | | | | |
| Galderma Canada Inc.* | Markham | 50% | CAD | 100.00 |
| Chile | | | | |
| Cereales CPW Chile Ltda | Santiago de Chile | 50% | CLP | 3 026 156 114.00 |
| United States | | | | |
| Beverage Partners Worldwide (North America) | Wilmington (Delaware) | 50% | USD | 0.00 |
| Galderma Laboratories, Inc.* | Fort Worth (Texas) | 50% | USD | 981.00 |
| Mexico | | | | |
| CPW Mexico S. de R.L. de C.V. | Mexico, D.F. | 50% | MXN | 132 504 000.00 |
| Galderma Mexico S.A. de C.V.* | Mexico, D.F. | 50% | MXN | 2 385 000.00 |
| Puerto Rico | | | | |
| Payco Foods Corporation | Bayamon | 50% | PRD | 4 630 000.00 |
| Venezuela | | | | |
| Corporacíon Inlaca, C.A. | Caracas | 50% | VEB | 6 584 590 000.00 |
| Asia | | | | |
| Dubai | | | | |
| CP Middle East FZCO | Jebel Ali Free Zone Dubai | 50% | AED | 600 000.00 |
| Malaysia | | | | |
| Cereal Partners (Malaysia) Sdn. Bhd. | Selangor | 50% | MYR | 1 025 000.00 |
| Beverage Partners Worldwide (Malaysia) Sdn. Bhd. | Selangor | 50% | MYR | 5 000 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Greater China Region | | | | |
| Beverage Partners Worldwide (Pacific) Ltd | Hong Kong | 50% | HKD | 1 000 000.00 |
| Philippines | | | | |
| CPW Philippines, Inc. | Makati City | 50% | PHP | 7 500 000.00 |
| Republic of Korea | | | | |
| Beverage Partners Worldwide Korea | Seoul | 50% | KRW | 50 000 000.00 |
| Galderma Korea Ltd. | Seoul | 50% | KRW | 500 000 000.00 |
| Thailand | | | | |
| Beverage Partners Asia Ltd | Bangkok | 49% | THB | 20 000 000.00 |
| **Oceania** | | | | |
| Australia | | | | |
| Galderma Australia Pty Ltd. | Frenchs Forest | 50% | AUD | 2 700 100.00 |
| CPW Australia | Rhodes | 50% | AUD | 0.00 |

**Principal associated companies for which the equity method is used (see "Scope of consolidation").**

Principal associated companies which operate in the food and water sectors, with the exception of those marked with an asterisk (*) which are engaged in the cosmetics and dermatology sectors.

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| Germany | | | | |
| Alois Dallmayr Kaffee OHG | München | 25% | EUR | 2 562 500.00 |
| Trinks GmbH | Goslar | 49% | EUR | 2 351 942.65 |
| France | | | | |
| • L'Oréal S.A.* | Paris | 26.90% | EUR | 135 212 432.00 |
| *Listed on the Paris stock exchange, market capitalisation EUR 38 bio, quotation code (ISIN) FR0000120321* | | | | |
| *Considering own shares held by L'Oréal and the share repurchase programme of L'Oréal, Nestlé has 27.95% of the voting rights.* | | | | |
| Société de Bouchages Emballages Conditionnement Moderne | Lavardac | 50% | EUR | 10 200 000.00 |
| Saudi Arabia | | | | |
| SHAS Company for Water Services Ltd | Riyadh | 43.50% | SAR | 13 500 000.00 |
| Malaysia | | | | |
| Premier Milk (Malaysia) Sdn. Bhd. | Kuala Lumpur | 25% | MYR | 24 000 000.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| **Sub-holding, financial and property companies** | | | | |
| **Europe** | | | | |
| Germany | | | | |
| Nestlé Unternehmungen Deutschland GmbH | Frankfurt am Main | 100% | EUR | 1 000 000.00 |
| Schöller Holding GmbH & Co KG | Nürnberg | 100% | EUR | 166 169 861.39 |
| Belgium | | | | |
| Centre de Coordination Nestlé S.A. | Bruxelles | 100% | EUR | 7 596 391 600.00 |
| N.V. Alcon Coordination Center* | Puurs | 75.33% | EUR | 415 000 000.00 |
| Denmark | | | | |
| Nestlé Danmark Holding A/S | Copenhagen | 100% | DKK | 203 015 000.00 |
| Hjem-IS Europa A/S | Esbjerg | 100% | EUR | 17 235 000.00 |
| France | | | | |
| Nestlé Entreprises SAS | Noisiel | 100% | EUR | 739 559 392.00 |
| Nestlé Finance-France S.A. | Noisiel | 100% | EUR | 440 000.00 |
| Nestlé Waters SAS | Paris | 100% | EUR | 154 893 080.00 |
| Société Immobilière de Noisiel | Noisiel | 100% | EUR | 22 753 550.00 |
| Société Financière Meunier | Noisiel | 99.98% | EUR | 53 964 945.00 |
| Italy | | | | |
| Nestlé Finanziaria Italia SpA | Milano | 100% | EUR | 5 000 000.00 |
| Luxemburg | | | | |
| Nestlé Waters Powwow European Investments Sàrl | Luxemburg | 100% | EUR | 12 525.00 |
| Compagnie Financière du Haut-Rhin | Luxemburg | 100% | EUR | 105 200 000.00 |
| Netherlands | | | | |
| East Springs International N.V. | Amsterdam | 100% | EUR | 25 370 100.00 |
| United Kingdom | | | | |
| Nestlé Holdings (U.K.) PLC | Croydon | 100% | GBP | 57 940 000.00 |
| Nestlé Purina Investments (U.K.) Ltd | New Malden | 100% | GBP | 1.00 |
| Nestlé Waters Powwow (U.K.) Holdings Ltd | Stockley Park | 100% | GBP | 6 500 002.00 |

| Companies | City | % capital shareholdings | Currency | Capital |
|---|---|---|---|---|
| **Switzerland** | | | | |
| Entreprises Maggi S.A. | Cham | 100% | CHF | 60 000.00 |
| Nestlé Finance S.A. | Cham | 100% | CHF | 30 000 000.00 |
| Rive-Reine S.A. | La Tour-de-Peilz | 100% | CHF | 2 000 000.00 |
| S.I. En Bergère Vevey S.A. | Vevey | 100% | CHF | 19 500 000.00 |
| • Alcon Inc.* | Hünenberg | 75.33% | CHF | 62 012 464.40 |
| *Listed on the New York stock exchange, market capitalisation USD 24 867 mio, quotation code (ISIN) CH0013826497* | | | | |
| Galderma Pharma S.A.* | Lausanne | 50% | CHF | 48 900 000.00 |
| Life Ventures S.A. | La Tour-de-Peilz | 100% | CHF | 30 000 000.00 |
| NTC-Europe S.A. | Vevey | 100% | CHF | 100 000.00 |
| NTC-Latin America S.A. | Cham | 100% | CHF | 500 000.00 |
| Beverage Partners Worldwide S.A. | Urdorf | 50% | CHF | 14 000 000.00 |
| **Americas** | | | | |
| Bahamas | | | | |
| Nestlé's Holdings Ltd | Nassau | 100% | BSD | 10 003 000.00 |
| Food Products (Holdings) Ltd | Nassau | 100% | BSD | 28 600.00 |
| Bermuda | | | | |
| Centram Holdings Ltd | Hamilton | 100% | USD | 12 000.00 |
| Canada | | | | |
| Nestlé Capital Canada Ltd | Toronto (Ontario) | 100% | CAD | 1 010.00 |
| Nestlé Globe, Inc. | Toronto (Ontario) | 100% | CAD | 106 000 100.00 |
| Ecuador | | | | |
| Neslandina S.A. | Quito | 100% | USD | 17 043 150.00 |
| United States | | | | |
| Nestlé Holdings, Inc. | Norwalk (Conneticut) | 100% | USD | 100 000.00 |
| Nestlé Capital Corporation | Glendale (California) | 100% | USD | 1 000 000.00 |
| Nestlé Waters North America Holdings, Inc. | Greenwich (Connecticut) | 100% | USD | 10 700 000.00 |
| Alcon Capital Corporation* | Fort Worth (Texas) | 75.33% | USD | 1 000.00 |
| Alcon Holdings, Inc.* | Fort Worth (Texas) | 75.33% | USD | 12.10 |
| NICC Holdings, Inc. | Norwalk (Conneticut) | 100% | USD | 10.00 |
| The Stouffer Corporation | Solon (Ohio) | 100% | USD | 0.00 |
| TSC Holdings, Inc. | Glendale (California) | 100% | USD | 100 000.00 |
| Panama | | | | |
| Unilac, Inc. | Panamá City | 100% | USD | 750 000.00 |
| Alcon Capital and Investment Panama, S.A. | Panamá City | 75.33% | USD | 1 000.00 |
| **Asia** | | | | |
| Philippines | | | | |
| NTC-Asia Pacific, Inc. | Makati City | 100% | PHP | 50 000 000.00 |
| Singapore | | | | |
| Nestlé TC Asia Pacific (Pte) Ltd | Singapore | 100% | SGD | 1.00 |

| Companies | City |
|---|---|

## Technical assistance, research and development companies

| Companies | City |
|---|---|
| **Switzerland** | |
| Nestec S.A. | Vevey |
| Technical, scientific, commercial and business assistance company whose units, specialised in all areas of the business, supply permanent know-how and assistance to operating companies in the Group within the framework of licence and equivalent contracts. It is also responsible for all scientific research and technological development, which it undertakes itself or has done on its behalf by its subsidiary companies. The companies and units involved are: | |
| **Research centres** | |
| France | |
| Nestlé Research Centre Plant Science | Tours |
| Switzerland | |
| Nestlé Research Center | Lausanne |
| **Product Technology Centres and Research & Development centres** | |
| Germany | |
| Nestlé Product Technology Centre Lebensmittelforschung GmbH | Singen |
| Greater China Region | |
| Nestlé R&D Center Shanghai Ltd | Shanghai |
| United States | |
| Nestlé Product Technology Center | New Milford (Connecticut) |
| Nestlé R&D Center, Inc. | Marysville (Ohio) |
| Nestlé R&D Center, Inc. | Solon (Ohio) |
| Nestlé Purina Product Technology Center | St. Louis (Missouri) |
| Alcon Research Ltd* | Fort Worth (Texas) |
| Galderma R&D Inc.* | City of Dover (New Jersey) |
| France | |
| Nestlé Product Technology Centre | Beauvais |
| Nestlé Product Technology Centre | Lisieux |
| Nestlé Purina PetCare R&D Centre Amiens | Aubigny |
| Galderma R&D S.n.c.* | Sophia Antipolis |
| Nestlé Waters PTC, Vittel | Paris |
| United Kingdom | |
| Nestlé Product Technology Centre | York |
| Israel | |
| Nestlé R&D Centre Sderot, Ltd. | Sderot |
| Singapore | |
| Nestlé R&D Center (Pte) Ltd | Singapore |
| Switzerland | |
| Nestlé Product Technology Centre | Konolfingen |
| Nestlé Product Technology Centre | Orbe |

# 138th Annual Report of Nestlé S.A.

# Income statement for the year ended 31 December 2004

| In millions of CHF | Notes | 2004 | 2003 |
|---|---|---|---|
| Income | | | |
| Income from Group companies | 1 | 3 301 | 4 755 |
| Financial income | 2 | 175 | 121 |
| Profit on disposal of fixed assets | 3 | 41 | 867 |
| Other income | | 24 | 25 |
| **Total income** | | **3 541** | **5 768** |
| Expenses | | | |
| Investment write downs | 4 | 262 | 1 506 |
| Administration and other expenses | 5 | 134 | 151 |
| Financial expense | 6 | 92 | 267 |
| Provision | 7 | – | – |
| **Total expenses before taxes** | | **488** | **1 924** |
| **Profit before taxes** | | **3 053** | **3 844** |
| Taxes | 8 | 209 | 228 |
| **Profit for the year** | 20 | **2 844** | **3 616** |

# Balance sheet as at 31 December 2004

before appropriations

| In millions of CHF | Notes | 2004 | 2003 |
|---|---|---|---|
| **Assets** | | | |
| *Current assets* | | | |
| Liquid assets | 9 | 2 970 | 5 876 |
| Receivables | 10 | 627 | 745 |
| Prepayments and accrued income | | 17 | 66 |
| **Total current assets** | | **3 614** | **6 687** |
| Fixed assets | | | |
| Financial assets | 11 | 27 968 | 25 120 |
| Intangible assets | 14 | – | – |
| Tangible fixed assets | 15 | – | – |
| **Total fixed assets** | | **27 968** | **25 120** |
| **Total assets** | | **31 582** | **31 807** |
| **Liabilities and equity** | | | |
| Liabilities | | | |
| Short term payables | 16 | 3 721 | 3 762 |
| Accruals and deferred income | | 114 | 132 |
| Long term payables | 17 | 229 | 231 |
| Provisions | 18 | 3 021 | 3 229 |
| **Total liabilities** | | **7 085** | **7 354** |
| Equity | | | |
| Share capital | 19/20 | 404 | 404 |
| Legal reserves | 20 | 6 392 | 6 392 |
| Special reserve | 20 | 14 856 | 14 041 |
| Retained earnings | 20 | 2 845 | 3 616 |
| **Total equity** | | **24 497** | **24 453** |
| **Total liabilities and equity** | | **31 582** | **31 807** |

# Annex to the annual accounts of Nestlé S.A.

## Accounting policies

### General
Nestlé S.A. (the Company) is the ultimate holding company of the Nestlé Group which comprises subsidiaries, associated companies and joint ventures throughout the world. The accounts are prepared in accordance with accounting principles required by Swiss law. They are prepared under the historical cost convention and on the accruals basis.

### Foreign currency translation
Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged forward, at the rate of exchange under the related forward contract. Monetary assets and liabilities in foreign currencies are translated at year end rates. Any resulting exchange differences are included in the respective income statement captions depending upon the nature of the underlying transactions. The aggregate unrealised exchange difference is calculated by reference to original transaction date exchange rates and includes hedging transactions. Where this gives rise to a net loss, it is charged to the income statement whilst a net gain is deferred.

### Hedging
The Company uses forward foreign exchange contracts, options, financial futures and currency swaps to hedge foreign currency flows and positions. Unrealised foreign exchange differences on hedging instruments are matched and accounted for with those on the underlying asset or liability. Long term loans, in foreign currencies, used to finance investments in participations are generally not hedged.

The Company also uses interest rate swaps to manage interest rate risk. The swaps are accounted for at fair value at each balance sheet date and changes in the market value are recorded in the income statement.

### Income statement
Not currently transferable income is recognised only upon receipt. Dividends paid out of pre-acquisition profits are not included under income from Group companies; instead they are credited against the carrying value of the participation.

In accordance with Swiss law and the Company's articles of association, dividends are treated as an appropriation of profit in the year in which they are ratified at the Annual General Meeting rather than as an appropriation of profit in the year to which they relate.

### Taxes
This caption includes taxes on profit, capital and withholding taxes on transfers from Group companies.

### Financial assets
The carrying value of participations and loans comprises the cost of investment, excluding the incidental costs of acquisition, less any write downs.

Participations located in countries where the political, economic or monetary situation might be considered to carry a greater than normal level of risk are carried at a nominal value of one franc.

Participations and loans are written down on a conservative basis, taking into account the profitability of the company concerned.

Marketable securities are valued at the lower of cost and market value.

Own shares held to cover option rights in favour of members of the Group's Management are carried at exercise price if lower than cost. Own shares held for trading purposes are carried at cost as are own shares earmarked to cover warrants attached to a bond issue of an affiliated company.

### Intangible assets

Trademarks and other industrial property rights are written off on acquisition or exceptionally over a longer period. In the consolidated accounts of the Group this item has a different treatment.

### Tangible fixed assets

The Company owns land and buildings which have been depreciated in the past to one franc. Office furniture and equipment is fully depreciated on acquisition.

### Provisions

Provisions recognise contingencies which may arise and which have been prudently provided. A provision for uninsured risks is constituted to cover general risks not insured with third parties, such as consequential loss. Provision for Swiss taxes is made on the basis of the Company's taxable capital, reserves and profit for the year. A general provision is maintained to cover possible foreign taxes liabilities.

### Employee benefits

Employees are eligible for retirement benefits under a defined benefit plan provided through separate funds.

### Prepayments and accrued income

Prepayments and accrued income comprise payments made in advance relating to the following year, and income relating to the current year which will not be received until after the balance sheet date (such as interest receivable on loans or deposits). Revaluation gains on open forward exchange contracts at year end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.

### *Accruals and deferred income*

Accruals and deferred income comprise expenses relating to the current year which will not be paid until after the balance sheet date and income received in advance, relating to the following year. Revaluation losses on open forward exchange contracts at year end rates, as well as the result of the valuation of interest rate swaps, are also included in this caption.



## 1. Income from Group companies

This represents dividends of the current and prior years and other net income from Group companies

## 2. Financial income

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Net result on loans to Group companies | 59 | – |
| Other | 116 | 121 |
| | **175** | **121** |

Substantial unrealised exchange losses on long term loans to Group companies were recorded as a result of the strengthening of the Swiss Franc against most foreign currencies. In 2003, the interest income arising on these loans partially compensated these exchange losses. The net charge was included under "Financial expense" in note 6.

## 3. Profit on disposal of fixed assets

This represents mainly the net gains realised on the sale of trademarks and other industrial property rights previously written down.

## 4. Investment write downs

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Participations and loans | – | 14 |
| Trademarks and other industrial property rights | 262 | 1 492 |
| | **262** | **1 506** |

The write down of trademarks and other industrial property rights in 2004 refer mainly to trademarks acquired from Group companies. In 2003, it included a balance of CHF 1030 million in respect of Ralston Purina and Chef America that was capitalised at the end of 2002.

## 5. Administration and other expenses

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Salaries and welfare expenses | 58 | 60 |
| Other expenses | 76 | 91 |
| | **134** | **151** |

## 6. Financial expense

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Net result on loans to Group companies (see note 2) | – | 208 |
| Interest on loans from Group companies | 91 | 13 |
| Other | 1 | 46 |
| | **92** | **267** |

## 7. Provision

In 2002, a fiscal rollover ("remploi") provision was made to defer the gains on the sale of 25% of Alcon Inc and on the disposal of FIS S.A. This provision can be used to write down the cost of any investments in the books of Nestlé S.A. (see note 18).

## 8. Taxes

This includes withholding taxes on income from foreign sources, as well as Swiss taxes for which adequate provisions have been established.

## 9. Liquid assets

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Cash and cash equivalents | 699 | 2 381 |
| Short term investments | 74 | 130 |
| Marketable securities | 2 197 | 3 365 |
| | **2 970** | **5 876** |

## 10. Receivables

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Amounts owed by Group companies (current accounts) | 538 | 610 |
| Other receivables | 89 | 135 |
| | 627 | 745 |

## 11. Financial assets

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Participations in Group companies (see note 12) | 16 107 | 13 814 |
| Loans to Group companies (see note 13) | 10 477 | 10 397 |
| Own shares | 1 085 | 627 |
| Other investments | 299 | 282 |
| | 27 968 | 25 120 |

Own shares of the Company are:

- held in order to allow the exercise of option rights by members of the Group's Management (572 330 options were outstanding at the close of 2004, all of which may be exercised in the year 2005);
- earmarked to cover warrants attached to a bond issue of an affiliated company (1 294 190 shares);
- acquired for trading purposes (1 775 100 shares).

## 12. Participations in Group companies

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| At 1 January | 13 814 | 10 616 |
| Net increase | 2 495 | 3 647 |
| Write downs | (202) | (449) |
| **At 31 December** | **16 107** | **13 814** |

The net increase in participations represents in particular:
- additional funding, through capital increases, of a number of Group companies mainly in Panama;
- the purchase, on the stock exchange or from third parties, of shares of some of our affiliated companies, to increase the participations already held, mainly in Israel and Malaysia;
- acquisition of participations in various companies, and
- the purchase from affiliated companies of certain existing participations.

The carrying value of participations continues to represent a conservative valuation having regard to both the income received by the Company and the net assets of the Group companies concerned.

A list of the most important companies held, either directly by Nestlé S.A. or indirectly through other Group companies, with the percentage of the capital controlled, is given in the section "Consolidated accounts of the Nestlé Group".

## 13. Loans to Group companies

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| At 1 January | 10 397 | 8 288 |
| New loans | 1 400 | 3 778 |
| Repayments and write downs | (792) | (1 020) |
| Realised exchange differences | (5) | (128) |
| Unrealised exchange differences | (523) | (521) |
| **At 31 December** | **10 477** | **10 397** |

Loans granted to Group companies are usually long term to finance investments in participations.

## 14. Intangible assets

All intangible assets have been fully written off.

## 15. Tangible fixed assets

These are principally the land and buildings at Cham and at La Tour-de-Peilz. Nestlé Suisse S.A., the principal operating company in the Swiss market, is the tenant of the building at La Tour-de-Peilz. The "En Bergère" head office building in Vevey is held by a property company, which is wholly owned by Nestlé S.A.

The fire insurance value of buildings, furniture and office equipment amounted to CHF 22 million at 31st December 2004 and 2003.

## 16. Short term payables

| In millions of CHF | 2004 | 2003 |
|---|---|---|
| Amounts owed to Group companies | 3 697 | 3 719 |
| Other payables | 24 | 43 |
| | 3 721 | 3 762 |

## 17. Long term payables

Amounts owed to Group companies represent a long-term loan issued in 1989. The carrying value decreased by CHF 2 million to CHF 229 million as a result of an unrealised exchange difference arising in 2004.

## 18. Provisions

| In millions of CHF | | | | | | 2004 | 2003 |
|---|---|---|---|---|---|---|---|
| | Fiscal rollover "remploi" | Uninsured risks | Exchange risks | Swiss & foreign taxes | Other | Total | Total |
| At 1 January | 2 656 | 475 | – | 60 | 38 | **3 229** | 3 742 |
| Provisions made in the period | | | | 56 | 23 | **79** | 81 |
| Amounts used | (201) | | | (48) | (24) | **(273)** | (594) |
| Unused amounts reversed | | | | (11) | (3) | **(14)** | – |
| **At 31 December** | **2 455** | **475** | **–** | **57** | **34** | **3 021** | **3 229** |

The provision for fiscal rollover ("remploi") has been partially utilised during the year for the write down of participations acquired in 2004.

## 19. Share capital

| | 2004 | 2003 |
|---|---|---|
| Number of registered shares of nominal value CHF 1 each | 403 520 000 | 403 520 000 |
| In millions of CHF | 404 | 404 |

According to article 6 of the Company's Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. In addition, article 14 provides that, on exercising the voting rights, no shareholder, through shares owned or represented, may aggregate, directly or indirectly, more than 3% of the total share capital.

At 31 December 2004, the Share Register showed 194 554 registered shareholders. If unprocessed applications for registration and the indirect holders of shares under American Depositary Receipts are also taken into account, the total number of shareholders probably exceeds 250 000. The Company was not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

Conditional increase in share capital
According to the Articles of Association, the share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1 each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants.

Concerning the share capital in general, refer also to the Corporate Governance Report.

## 20. Changes in equity

In millions of CHF

| | Share capital | General reserve [a] | Reserve for own shares [a][b] | Special reserve | Retained earnings | Total |
|---|---|---|---|---|---|---|
| At 1 January 2004 | 404 | 3 934 | 2 458 | 14 041 | 3 616 | 24 453 |
| Appropriation of profit to special reserve | | | | 757 | (757) | – |
| Profit for the year | | | | | 2 844 | 2 844 |
| Dividend for 2003 | | | | | (2 800) | (2 800) |
| Movement of own shares | | (161) | 161 | | | – |
| Dividend on own shares held on the payment date of 2003 dividend | | | | 19 | (19) | – |
| Dividend on own shares in respect of which the corresponding option rights were not exercised by the payment date of 2003 dividend | | | | 39 | (39) | – |
| **At 31 December 2004** | **404** | **3 773** | **2 619** | **14 856** | **2 845** | **24 497** |

[a] The general reserve and the reserve for own shares constitute the legal reserves.
[b] See note 21

## 21. Reserve for own shares

At 31 December 2003, the reserve for own shares amounting to CHF 2 458 million, represented the cost of 7 830 665 freely available shares acquired by a Group company (of which, 4 336 922 shares were reserved to cover options rights granted since 2001 in favour of members of the Group's Management), as well as 665 302 shares reserved to cover option rights granted up to the year 2000, 3 524 490 shares earmarked to cover warrants attached to bond issues of an affiliated company and 3 551 694 shares held for trading purposes.

During the year, a total of 2 367 535 shares have been acquired at a cost of CHF 715 million and 1 771 498 shares have been sold for a total amount of CHF 573 million (including 92 972 that represented shares for which options were exercised during the year).

At 31 December 2004, 7 808 609 freely available shares were held by a Group company at an acquisition cost of CHF 28 million. The Board of Directors has decided that these shares will be earmarked for Nestlé Group companies' remuneration plans in Nestlé S.A. shares and options thereon (including the Share Plan of the Board of Directors, the Short Term Bonus-Share Plan of the Executive Board and the Management Stock Option Plan 2001 onwards, under which a total of 6 073 311 options was outstanding at 31 December 2004). As long as these shares are held by the Group company, they will be recorded in the Share Register as being without voting rights and will not rank for dividends. In addition to these, 4 262 759 shares were held for trading purposes, 572 330 shares were reserved to cover Management option rights granted before 2001 and 3 524 490 shares were earmarked to cover warrants attached to bond issues of an affiliated company. As long as the options and warrants are not exercised, or the shares sold, these shares are also recorded in the Share Register as being without voting rights and do not rank for dividends.

The total of 16 168 188 own shares held at 31 December 2004 represents 4.0% of Nestlé S.A.'s share capital.

## 22. Contingencies

At 31 December 2004 and 2003, the total of the guarantees for credit facilities granted to Group companies and Commercial Paper Programs, together with the buy-back agreements relating to notes issued, amounted to CHF 12 275 million and CHF 15 038 million, respectively.

# Proposed appropriation of profit

| In CHF | 2004 | 2003 |
|---|---|---|
| Retained earnings | | |
| Balance brought forward | 615 026 | 687 080 |
| Profit for the year | 2 844 070 921 | 3 615 299 708 |
| | 2 844 685 947 | 3 615 986 788 |
| We propose the following appropriations: | | |
| Transfer to the special reserve | | 757 000 000 |
| Transfer from the special reserve | (343 000 000) | |
| Dividend for 2004, CHF 8.– per share on | | |
| 387 351 812 shares (2003: CHF 7.20 on 387 947 849 shares) | 3 098 814 496 | 2 793 224 513 |
| Dividend for 2004, CHF 8.– per share on | | |
| 3 273 793 shares reserved for the option rights which may be | | |
| exercised in the year 2005, on 3 524 490 shares to cover | | |
| warrants and on 4 262 759 shares held for | | |
| trading purposes [a] (2003: CHF 7.20 on 9 048 229 shares) | 88 488 336 | 65 147 249[b] |
| | 2 844 302 832 | 3 615 371 762 |
| **Balance to be carried forward** | 383 115 | 615 026 |

[a] The dividends on those shares for which the option rights will not have been exercised by the date of the dividend payment will be transferred to the special reserve. Dividends on shares held for trading purposes and to cover warrants issued, and which are still held at the date of the dividend payment will also be transferred to the special reserve.

[b] Of the total of CHF 65 147 249, CHF 7 257 499 were actually paid as dividends, whilst the balance of CHF 57 889 750 has been transferred to the special reserve.

If you accept this proposal, the gross dividend will amount to CHF 8.– per share. After deduction of the federal withholding tax of 35%, a net amount of CHF 5.20 per share will be payable as from Wednesday, 20 April 2005, by bank transfer to the shareholders account or by cheque, in accordance with instructions received from the shareholders.

*Cham and Vevey, 23 February 2005*
The Board of Directors

# Report of the statutory auditors

to the General Meeting of Nestlé S.A

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and annex) of Nestlé S.A. for the year ended 31 December 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records, financial statements and the proposed appropriation of retained earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.



KPMG Klynveld Peat Marwick Goerdeler SA






Scott Cormack
Auditor in charge

Stéphane Gard

London and Zurich, 23 February 2005.

Concept and design: Nestec Ltd., Vevey (Switzerland)
Printed in Switzerland 3.2005

# The Nestlé commitment to Africa


Nestlé


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# Contents



**Front cover: Omowunmi Shittu, owner of this Maggi Restaurant in Lagos, Nigeria, welcomes hungry diners to her canteen, where she sells traditional fare flavoured exclusively with Nestlé's *Maggi* bouillon cubes and seasonings. Fortified with iodised salt to help prevent thyroid disease (goitres), *Maggi* bouillon cubes have been for decades one of the most frequently recognised and purchased food products throughout Africa.**

# Over a century of commitment and a vision of future growth and development

Since the 1880s, when Nestlé condensed milk travelled the African continent in miner's rucksacks and continuing today, with hundreds of products available from Cairo to Cape Town, African consumers have come to see Nestlé as part of their daily lives.

Starting with our first factory in 1927 (in South Africa), we now have twenty-seven factories, plus numerous distribution and management centres. In Africa, we directly employ more than 11 500 people; and tens of thousands of additional people are employed as our suppliers and distributors.

To succeed in Africa requires patience, perseverance and a dedication to long-term economic development that will withstand shifting social circumstances. Through a very long-term business strategy, developing regional and national companies over decades, placing long-term business development over temporary short-term returns, we have become a source of stability and economic growth in Africa.

In this century, we expect African markets to offer additional economic opportunities, as we expand operations, introduce new products and increase market share. This continued success translates to growth and opportunity for people and communities across the continent.

Today, we are witness to unprecedented growth in some African countries, with increasingly robust stock exchanges and strengthening currencies. New models of political and economic leadership, such as the New Partnership for Africa's Development (NEPAD), are emerging. We are right to be optimistic about these developments.

But in some countries, the challenges of poverty, HIV/AIDS and conflict jeopardise progress. As a prominent player in the African business community, Nestlé is part of the substantial effort needed to find both short-term and long-term solutions.

Our corporate mission – to create long-term shareholder value – assures the long-term availability of natural and human resources and vibrant, profitable markets. As such,

Nestlé CEO Peter Brabeck-Letmathe visits Agbara High School in Nigeria, together with community health workers from the Nigerian Red Cross. As part of a range of activities to fight HIV/AIDS in Africa, Nestlé supports Red Cross education and awareness programmes in both Nigeria and Kenya.



sustainability is a mandatory element of our operations.

Nestlé has learned a great deal from its experience in Africa. In the 1970s, when the infant formula industry was accused of marketing practices that contributed to child malnutrition, we recognised our responsibility to market based on internationally accepted norms and unilaterally took steps to implement the World Health Organisation's *International Code of Marketing of Breast-milk Substitutes* a year after its passage in 1981. On pages 44-45, we cover an independent audit of current marketing practices in three African countries. I invite you to judge for yourself the progress that has been made.

The future success of our Company is linked to the success of African farmers gaining access to developed country markets and to the economic and social progress of the African consuming public as a whole. As a responsible global corporation, Nestlé seeks financial returns, while also working toward social and environmental gains. As you turn the pages of this report, you will see this strategy in practice through the entire value chain.

This is the way to unlock economic opportunity, promote sustainable growth and improve the quality of life for all Africans.

Peter Brabeck-Letmathe
Vice Chairman of the Board and Chief Executive Officer

Kebede Endie grows Arabica coffee on a one-half hectare farm he inherited from his father in Yirga Cheffe, Ethiopia. A father of eight, Kebede works half days in the local coffee washing station during the harvest season to supplement his income. Helping Kebede and other farmers raise the productivity of their crop and earn more income is the key to improving their quality of life. Here, Kebede turns pulp removed from the coffee cherries, which will be dried and re-used as fertiliser.



# 1

# Africa's challenges and opportunities

The images of Africa we see on the nightly news reflect the huge problems facing the African people – armed conflict, HIV/AIDS, poverty, drought and famine. Africa and its 832 million people and hundreds of ethnic groups account for 13% of the global population, but bear a disproportionate burden of the world's problems. More than 320 million Africans live on less than USD 1 a day and at least twenty-four nations faced food shortages in 2004. In terms of *per capita* incomes, eighteen out of the twenty bottom-ranking nations are African. More than 25 million people in Africa have HIV/AIDS and by 2010, the workforce in sub-Saharan Africa will shrink by 9% as a result of the pandemic. On top of that, 3000 people die every day of malaria.

Despite the problems, Africa shows steady economic growth and business opportunity for those able to have a long-term vision and solid business practices.

# Africa: hidden economic growth

Largely unrecognised by people outside Africa, countries such as Angola, moving from decades of conflict to stability, show hopeful signs. Indeed, most African countries are experiencing macroeconomic stability and favourable fundamentals, including increasing rates of gross domestic product (GDP), increasing foreign direct investment (FDI), controlled national budget deficits, stable inflation rates, rising commodity prices and strengthening capital markets.

And in spite of the difficulties, the African economy is showing healthy and increasing growth. In 2003, the economy across the continent, measured in terms of GDP, grew by 3.8%, up from 3.2% in 2002, with estimates of 4.4% for 2004.

Africa produces 26% of the world's gold,[1] more than half of its diamonds[2] and is a key world oil producer. But growth and FDI tend to be clustered around economies that are commodity-based, such as Chad and Angola, or those that are highly developed, such as South Africa. Countries with fewer natural resources do not necessarily share in the economic progress.

Africa's access to the global economy led to increased trade with China, which reached USD 15 billion in the first ten months of 2003 – a more than 54% gain over the same period in 2002. The number of tourists to Africa doubled in the last decade, along with in-country revenues, which reached USD 12 billion in 2004.

Income levels and consumer spending power are increasing; the World Bank estimates that *per capita* income across Africa could grow to an average USD 3000 by 2015.

The Bank also estimates that by that same year, more than 80% of African consumers will be able to read – a critical factor in building the skills and earning potential of the workforce.[3]

Global economists say African countries can only grow if they integrate into the world economy. But they need much to compete: better-educated and healthier workers, improved economic and political governance and better-quality infrastructure.

In recent years, a host of governments, UN agencies and others have put poverty alleviation and economic growth in Africa at the top of the development agenda. The private sector, ranging from global companies to local entrepreneurs, is vital to success.

Nestlé supports a number of major projects in Africa, aimed at reducing diseases such as HIV/AIDS, also at reducing malnutrition and poverty. But Nestlé's greatest contribution to Africa is through the impact of our core business, with responsible, sustainable operations that create jobs and catalyse entrepreneurship. We make major investments in infrastructure, industrialisation, job creation and human capacity building.

Real GDP growth rates in Africa, 2003


Chad
Equatorial Guinea
Mozambique
Angola
Burkina Faso
Algeria
Sierra Leone
Botswana
Senegal
Sudan
Benin
Africa
South Africa
Comoros
Gabon
Congo
Kenya
Burundi
Central African Republic
Guinea-Bissau
Côte d'Ivoire
Seychelles
Ethiopia
Zimbabwe
% -12 -9 -6 -3 0 3 6 9 12 15

Source: ECA

1 The Gold Institute
2 *Business Day*
3 Figures are taken from the World Bank's 2004 World Development Indicators, the UN Economic Commission for Africa, the UN Food and Agriculture Organisation and the UN World Tourism Organisation

"Continued progress in poverty reduction depends on economic growth and the distribution of income."
*World Bank*

## Creating an environment for growth and development

Despite an abundance of natural resources and a large, vibrant workforce, development in many countries in Africa is held back by framework conditions. But progress in key areas will create better conditions for economic and social development, leading to measurable improvements in the quality of life for people in Africa.

In this section, we asked experts in health, governance, trade and investment to share their views on what is needed to spur growth and integrate poorer African countries into the world economy.

**Small businesses play a vital role by creating jobs and generating growth in the communities where they operate.**

Industry as percentage of GDP


0%-20%
21%-35%
36%-60%

Source: African Institute/ Business Books International, 2004

# Investing in health in the new millennium

By **Mr. Richard Hunlédé**
Head of Africa Desk
International Federation of Red Cross and Red Crescent Societies



Health advances over the last century have produced numerous vaccines, cures and treatments for many common infectious diseases. It is therefore no surprise that new strategies, global declarations, partnerships and donors are part of the development agenda for the new millennium.

Despite the impressive efforts of the past, infectious diseases, malnutrition and poor maternal and child health account for one third of the entire disease burden in the world today. Millions continue to die needlessly each year and millions more are without access to safe water or sanitation.

The links between health, poverty reduction and long-term economic growth are powerful – much stronger than is generally understood. The burden of disease in some regions, especially sub-Saharan Africa, stands as a stark barrier to economic growth.

Malaria alone is estimated to slow economic growth in Africa by 1.3% each year. Africa's GDP would probably be about USD 100 billion higher if malaria had been tackled 30 years ago. Today, half a billion cases of malaria each year lead to the loss of several billion days of productive work[4]. The HIV/AIDS pandemic is having a similar effect.

Many of these deaths and their consequent economic and social ills are preventable. Healthy practices and health-seeking behaviours at the community level can make a difference.

More community members need to want and seek vaccinations, clean water, improved nutrition, hygiene and bed nets. While governments are making available vaccines, micronutrient supplementation, bed nets and other tools to combat disease, many people are not accessing them. More focused "marketing" of these products is required to increase community participation and "consumption" of these life-saving interventions.

People estimated to be living with HIV as of end 2004

**North Africa and Middle East**
Between 230 000 and 1 500 000

**Sub-Saharan Africa**
Between 23 400 000 and 28 400 000

Source: UNAIDS / WHO

4 WHO, Health in the Context of Sustainable Development, Johannesburg, 2002

"Working side-by-side, Red Cross societies and Nestlé staff trained 1300 Nigerian youth educators, who provided HIV/AIDS information to 800000 young people; and 3000 counsellors and caregivers, to provide voluntary counselling and testing and other services to thousands of Kenyans."
*Richard Hunlédé, Head of Africa Desk, IFRC*

Governments are increasingly looking to civil society and the private sector to help address these "marketing" gaps. As an auxiliary to governments and as a broad community-based organisation, Red Cross/Red Crescent national societies are active players in community marketing.

With support from Nestlé and other private sector donors, national societies are combining NGO and business expertise to reach vulnerable communities. Working side-by-side, Red Cross societies and Nestlé staff trained 1300 Nigerian youth educators, who provided HIV/AIDS information to 800000 young people, and 3000 counsellors and caregivers, to provide voluntary counselling and testing and other services to thousands of Kenyans.

At the core of the collaboration is a real desire to scale-up community involvement by mobilising energy and voluntarism. As WHO has noted, people cannot simply wait for governments to do things for them. And health ministries need to encourage more private sector partners to help them reach the unserved.


(11) ADELEKE
HOW HIV IS SPREAD.



Left: Zakia Mohammed, a Red Cross volunteer Community Health Worker in Mombasa, Kenya, visits Hadija Said nearly every day. Zakia helped her learn how to cope with the virus and four children. Nestlé is actively working to fight HIV/AIDS within its own workforce and by supporting agencies working in the community at large. *(Read more on page 53.)*

Above: More than 800000 young people in Nigeria learned about HIV/AIDS in 2004, thanks to a partnership between the Nigerian Red Cross and Nestlé. Cooperation with local organisations, to address pressing social needs, is one way Nestlé adds value to the communities in which it operates.

# The importance of good governance in Africa

By **Dr. Iraj Abedian**
Chief Executive,
Pan-African Advisory Services and former Group Economist,
Standard Bank



Good governance includes respect for property rights, ensuring accountability and transparency and controlling corruption and the abuse of public and private resources. In short, good governance is about ensuring quality public, private and social institutions.

The adoption of the New Partnership for Africa's Development (NEPAD) is a clear recognition that poor governance in Africa has hindered sustainable growth and broad-based socio-economic development. This has been particularly so in conflict-stricken societies where the collapse of government has taken a toll on the poor and compounded the challenges of underdevelopment.

Poor governance in Africa plays a role in the ongoing brain drain and capital flight from the continent: nearly half of Africa's most skilled human resources

"Nowadays, the link between good governance and economic development is no longer in dispute: most African governments are actively engaged in improving governance as a means to sustainable growth and socio-economic advancement."
*Dr. Iraj Abedian, Economist*

reside outside the continent. And over 45% of the continent's savings is invested in Europe and North America. Actual and expected political and social instability play a major role in the continued outflow of resources from Africa. Recurrent eruption of civil conflicts in Liberia, the Democratic Republic of Congo, Côte d'Ivoire, Sudan and Zimbabwe keep diverting political attention from reform to crisis management. Socio-economic development is thus hindered.

However, quantifiable growth in some countries is sending a strong message to others. Mauritius, for example, has developed a tradition of good governance underpinning its continued financial stability and impressive economic performance. Consequently, social development has followed. Botswana and Namibia have continued to adhere to the rule of law and prudent fiscal regimes. Economic development has followed.

Tunisia, Morocco and Ghana continue the modernisation of their governance framework. South Africa, in ten short years of democratic rule, has transformed its governance institutions to underscore accountability and transparency, enhanced by a well-regulated public and private corporate governance framework on par with the best in the world. These positive experiences, promulgated by strong leaders, are raising the standard of governance across the continent.

Currently, Africa is at the turning point. Within the continent two parallel processes of governance modernisation are under way. In some countries, democratisation has given rise to a national momentum towards good governance. In such societies, private sector enterprise tends to thrive, broadening the participation within the economy. In other places, reform is taking place on a multilateral basis, with peer nations working together toward improved governance. NEPAD and its key governance pillar, the African Peer Review Mechanism, is one example.

Much remains to be done to overhaul governance institutions in parts of Africa. Yet, the continent has never had a better chance to tackle the challenges of governance as a precondition for broad-based economic development.



Nestlé has a "zero tolerance" policy on corruption. "Nestlé insists on honesty, integrity and fairness in all aspects of its business and we expect the same in our relationships with all business partners and suppliers of materials, goods and services," says Maya Makanjee, Communication and Public Affairs Director for Nestlé's Southern and Eastern Africa Region. "Our commitment to these principles is evident both through our people and the way in which they conduct Nestlé business.

"We apply the *Nestlé Corporate Business Principles* and are guided by the *International Chamber of Commerce Rules on Extortion and Bribery* in international business transactions (1996); the *OECD Recommendations on Bribery and International Business Transactions* (1994); and the *OECD Convention* to counteract corruption (1997). As a participant in the *UN Global Compact*, we are advocates of its newest 10th principle on corruption, which states that: 'Business should work against corruption in all its forms, including extortion and bribery.'"

# Long-term sustainable business practices

By **Kirsty Jenkinson**
Senior Analyst,
Governance and
Socially Responsible
Investment, F&C
Asset Management



As an institutional investor with shareholdings in multinational corporations such as Nestlé, we believe that governance, social, environmental and ethical factors present real business risks, which must be managed effectively.

Investment in Africa provides significant opportunities for growth, but it also presents diverse operational challenges for companies. In developing countries particularly, governance, social, environmental and ethical issues can impact company performance and value. For example, in Africa today, two labour issues are having a major effect on business: the rise in HIV/AIDS infection rates in sub-Saharan Africa and significant incidences of child labour.

FDI inflows into Africa


Billions of USD
25
20
15
10
5
0
1985
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Source: UNCTAD, World Investment Report 2004

"We believe that companies with clear policies addressing these issues – implemented effectively across their operations – will be well placed to capitalise on the continent's enormous potential."
*Kirsty Jenkinson, Senior Analyst, F&C Asset Management*

We believe that companies with clear policies addressing these issues – implemented effectively across their operations – will be well placed to capitalise on the continent's enormous potential.

This principle is driven by our belief that responsible behaviour is closely related to practical risk management: companies will, for example, be more likely to avoid costly legal action and restrictive regulations and therefore, be positioned better to deliver value to shareholders.

We analyse company performance through our responsible engagement overlay (*reo*®) approach. In the African context, we focus on four critical issues: (1) The responsible conduct of sales and marketing activities; (2) Labour standards in line with core International Labour Organisation (ILO) conventions extended, as far as possible, across supply chains; (3) Operating environments where corruption undermines stability, transparency, good governance and respect for the rule of law; (4) The sustainable sourcing of raw materials in a manner that is compatible with the conservation of biodiversity.

Our investment strategy encourages companies to maximise profits while acting in a responsible manner. We believe that this approach not only meets the demands of our clients but also encourages sustainable business operations. This is one of several important steps to catalysing economic growth across Africa.

*F&C Asset Management is a pan-European asset manager with a long-term shareholding in Nestlé. In October 2004, ISIS Asset Management merged with F&C Asset Management, bringing their combined portfolios to approximately GBP 125 billion.*



Nestlé adopted its first internal HIV/AIDS prevention policy in 1986. This policy has evolved to include guarantees of confidentiality and equal treatment in the workplace. For more than a decade, Nestlé has sponsored major HIV/AIDS education and awareness programmes both for employees and the larger community.

As a continent-wide employer, Nestlé has had to consider its own vulnerability in the face of the pandemic.

Nestlé is among a small but growing group of companies that have moved aggressively to curb the impact of HIV/AIDS on their employees. In South Africa, the company has introduced a Managed Intervention Programme, which includes voluntary counselling and testing, education and awareness, capacity training, nutrition and lifestyle management, as well as access to anti-retroviral treatment.

"From both a moral and practical standpoint, we realised that we had to be much more pro-active in addressing HIV, and that it made the most sense to address our employees' needs alongside the work done within communities," said Maya Makanjee, Communication and Public Affairs Director for Nestlé's Southern and Eastern Africa Region.

While all full-time Nestlé employees receive health care benefits that include HIV/AIDS treatment, the new initiative is specially attuned to the needs of those with the virus.

# Helping vulnerable populations: the role of business

**Linda Merieau**
Senior Corporate Relations Officer for the United Nations High Commissioner for Refugees



210 000 people in Eastern Ethiopia got access to clean drinking water as part of the Nestlé partnership with the Office of the United Nations High Commissioner for Refugees (UNHCR). "Before, we used to walk a long way to get water and often there were fights. Now, no more – we all benefit," said Rukia Abdi Ahmed, a refugee in the area.

Rukia is one of 30 000 who fled war at home a decade ago. She and many others have been living in Ethiopia, displaced, ever since. The Geneva-based UNHCR, established in 1951, has been helping them for ten years with food, water, health care and education.

In 2003, UNHCR and Nestlé teamed up to address the water needs of the refugees and the local communities around them. Nestlé contributed more than USD 700 000, along with ongoing technical expertise. The result: a multi-faceted water system consisting of rehabilitated wells, an improved pumping and purification station connected to a



Nestlé Waters experts Violaine [illegible] and Jean-Louis [illegible] help UNHCR check the pumps at the [illegible] Valley station.

"Rather than just writing cheques, companies like Nestlé are becoming more involved in helping deliver on the goals of the projects themselves, with technical expertise."
*Linda Merieau, UNHCR*

22-kilometre pipeline, new water taps in adjacent villages and a new dam to capture rainfall.

"Rather than just writing cheques, companies like Nestlé are becoming more involved in helping deliver on the goals of the projects themselves, with technical expertise," said Linda Merieau, Senior Corporate Relations Officer for the United Nations High Commissioner for Refugees. "We need their financial contributions, but we can also profit from their expertise."

The Nestlé Waters technical team includes a hydrogeologist and a water resources manager, who have been working with both UNHCR and the local Ethiopian water authority to design systems for managing the water supply, maintaining the pipeline and pumping station, rehabilitating old wells and testing the water. Local authorities will take over the long-term operation and maintenance of the system in mid 2005.



These Somali refugees are among the 210000 people in Eastern Ethiopia who benefit from a UNHCR-Nestlé partnership to provide clean drinking water. "Before, we used to walk a long way to get water, and often there were fights. Now, no more – we all benefit," said Hukia Abdi Ahmed, a refugee in the area. *(More on page 53.)*

# African farmers need free trade

By **Herbert Oberhänsli**
Head of Economics and International Relations at Nestlé



Free trade is one of the most powerful guarantors of fair trade, offering opportunities to those who were excluded from participating in the market economy and a pathway to progress for developing countries.

At the moment, we are living with a global trading system with many forms of open and hidden protectionism, including undue tariff barriers, cumbersome customs procedures and trade distorting subsidies of all kinds. This creates an environment that is neither free nor fair.

African producers, such as cotton farmers, currently find it difficult to enter new markets, even though their prices are competitive and their products are of high quality. Protectionism by the US and Europe affects the livelihoods of a large part of the more than 3 billion people living in rural areas of the developing world.

Free and fair trade would help them make a better living, while also providing consumers with cheaper products. As governments engage in trade negotiations this year and beyond, they must pursue a constructive free trade agenda that will help lift emerging economies out of poverty. This

Leading exporters, 2001


South Africa
Egypt
Nigeria
Morocco
Algeria
Tunisia
Libya
Angola
Ghana
Kenya
0
5
10
15
20
25
Billions of USD

Source: WTO

In October 2002, Rubens Ricupero, former Secretary General of the United Nations Conference on Trade and Development, went so far as to tell international business leaders that their most important corporate social responsibility was to advocate free trade and capacity-building in developing countries.

agenda should also include the liberalisation of trade between developing countries.

Just as free trade helped Switzerland in the 19th century, it can help the developing world in the 21st century. Reduced trade barriers will increase the efficiency of global economic structures and systems and promote the economic development of some of the world's poorest countries.

In October 2002, Rubens Ricupero, former Secretary General of the United Nations Conference on Trade and Development, went so far as to tell international business leaders that their most important corporate social responsibility was to advocate free trade and capacity-building in developing countries. Only when governments lower trade barriers can local and international companies invest in new capacities, thus attracting investment and improving living standards.

It is certainly right that businesses can gain from globalisation, but so can emerging economies. The two are not mutually exclusive.

The unambiguous message at the heart of all campaigns for free and fair trade is that it will increase prosperity in both the developing and developed world. This holds the key to the eventual success of future trade talks.



"The people who are Nestlé's suppliers – like our Tin Can Manufacturers company, have the same interests as Nestlé: to gain free access to the world's developed markets," said James Mugiri Mwaura who leads a team of inspectors at Tin Can Manufacturers, which provides packaging materials and labels to Nestlé's Nairobi factory.

Temitayo Adejoke Konu runs a distribution business, which supplies Nestlé products to the stores in the Oke-Arm market, one of the largest markets in Lagos, Nigeria.


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# 2

# Nestlé in Africa: products, places and people

Since the late 19th century, Nestlé has steadily built a commercial and manufacturing presence in Africa that, in 2004, included twenty-seven factories and dozens of other warehouse and office facilities serving all fifty-four African nations. We employ approximately 11 500 people in Africa, of whom only 120 are non-Africans. We also create an estimated 50 000 additional jobs through the supply chain.

Nestlé continues to invest significantly in Africa; it paid on average about one third of pre-tax profits in corporate taxes. Our total sales in Africa for 2004 were just under CHF 2.4 billion. Nestlé has built this business by following its primary business principle: favour long-term sustainable growth over short-term transitory profit, building national and regional companies through consistent investments over many decades.

# Products



## Shelf stable milk products and culinary/bouillon categories lead sales

A traveller to Africa would recognise Nestlé products for the same nutritional quality and value found at home, but products are made to match local culture and taste.

Southern and Eastern Africa is our largest market on the continent, offering the most diverse product range. Over the last three years, the Central and West Africa and Maghreb regions have been growing steadily. The top selling product categories are shelf stable dairy, which includes powdered and condensed milks; and culinary, which includes bouillon, sauces and seasonings. Infant formula sales account for less than 4% of total sales in Africa.

Ice cream and powdered beverages, such as *Milo*, are among the leading categories. In fact, continuous improvements in technology and transportation have helped Nestlé ice cream and yoghurts dominate in Egypt. In 2003, they grew in value by 12% and 30.5% respectively.

**Above: As it does elsewhere, Nestlé tailors its products to local culture and taste. Opposite: In Africa, Nestlé products include powdered beverages, soluble coffees; bottled water; breakfast cereals; shelf stable dairy, chilled dairy and ice cream; chocolate and confectionery; prepared foods and culinary; infant nutrition; health nutrition; performance nutrition and pet food.**

Nestlé sales in Africa*


Millions of CHF
2400
2300
2200
2100
2000
2002
2003
2004

* The consolidated sales figures for Africa shown here show sales for all Nestlé Group businesses in Africa.
Source: Nestlé


Nestlé
نيدو
Golden Morn
Tasty Instant C
Grain d'Or
Mayonnaise
790 g
Cremora
caravan
MAGGI
MILO
Peach Ice Tea Fla
NESCAFÉ
CLASSIC
Coffy
Mega
0%

# Places

## Our business in Africa: Nigeria, a case study

In 2004, University of Ibadan researchers studied the socio-economic impact of Nestlé operations.

In Nigeria since 1961, Nestlé has a factory in Agbara and a distribution centre in Ota, located in the coastal state of Ogun.

Led by Doyin Soyibo, an economist and dean of the University's Faculty of Social Sciences, the team found that Nestlé employees earn more than the average in manufacturing and that their salaries increase faster than the industry norm. More than 75% said that if given the choice to change jobs, they would decline.

The study found that:

• Some 40% of distributors have worked with Nestlé for 21 to 35 years, while another 32% worked with the Company for 11 to 20 years.

• About 84% of natural raw materials are procured locally through farmers and other suppliers.

• Local suppliers are engines of job creation: between 2002 and 2003, most added jobs, and one company had grown by 67%.

• About 50% of Nestlé workers reside in neighbouring communities and spend more than 20% of their incomes locally on food, education, rent and clothing.

• Nestlé is one of the three "most valued" stocks on Nigeria's stock exchange.

• Agbara and Ota residents said that Nestlé positively affects their community through:
– commitment to environmental protection (90%)
– employment generation (82%)
– infrastructure improvements (67.7%) and
– increased income (57.5%).

"Nestlé is a healthy business that supports an ever-increasing standard of living through providing varied employment opportunities and a growing concern for the interest of the community members," Professor Soyibo concluded.



**Professor Doyin Soyibo, Professor of Health Economics and Dean of the Faculty of Social Sciences, University of Ibadan, Nigeria.**

"Nestlé is a healthy business that supports an ever-increasing standard of living through providing varied employment opportunities and a growing concern for the interest of the community members."
*Doyin Soyibo, University of Ibadan, Nigeria*



Western Sahara
Morocco
Algeria
Tunisia
Libya
Egypt
Cape Verde
Mauritania
Mali
Niger
Chad
Sudan
Eritrea
Djibouti
Somalia
Ethiopia
The Gambia
Senegal
Guinea-Bissau
Guinea
Burkina Faso
Sierra Leone
Côte d'Ivoire
Ghana
Nigeria
Liberia
Togo
Benin
Cameroon
Central African Republic
São Tomé & Príncipe
Equatorial Guinea
Gabon
Congo
Democratic Republic of Congo
Uganda
Kenya
Rwanda
Burundi
Tanzania
Seychelles
Comoros
Angola
Zambia
Zimbabwe
Namibia
Botswana
Madagascar
Mauritius
South Africa
Malawi
Mozambique
Lesotho
Swaziland
Maghreb Region
Egypt, Libya and Horn of Africa Region
Central and West Africa Region
Southern and Eastern Africa Region
Regional head office
Factory
Nestlé country office
Nestlé representative office

# People: development throughout the value chain






NESCAFÉ

Nestlé: a positive impact all along the value chain

| Agricultural raw materials | Manufacturing and management | Products and consumers |
|---|---|---|
| Sustainable agriculture | Technology transfer | Building nutritional value |
| Coffee farmers | Employee literacy | Consumer education |
| Cocoa farmers | Technical training | Nutrition research |
| Milk farmers | Market training | Responsible marketing |
| | Environmental stewardship | |
| | Local sourcing (e.g. packaging) | |

Nestlé's impact on economic and social development takes place within the three major stages of the value chain: Agricultural Raw Material Acquisition; Manufacturing and Management; and Consumer Products and Education.

# Nestlé impact: agricultural raw materials

While we do not own any farmland, we use our influence to help suppliers meet better standards in agriculture – improving their income in many cases – while also seeking change at industry level.

Working directly in our supply chain, we provide technical assistance to farmers. We also work with farmers of cassava and cowpeas in Côte d'Ivoire, and maize farmers in Ghana, to help them reduce pesticide levels in line with Nestlé quality standards, as well as those of the global marketplace.

The following describes ways we make a positive impact on agriculture in Africa.

## Direct buying and local job creation

Nestlé is the world's largest direct buyer of coffee; we source about 14% of our green coffee supply directly from farmers. This helps ensure farmers get a better price for their produce. It also creates jobs at the buying centres, such as the Gagnoa buying centre in Côte d'Ivoire.

Nestlé's buying centres also offer opportunities to both the farmers selling their coffee there; and to other locals. During the buying season, which usually begins in December and finishes in May, up to 250 women clean coffee outside the buying centre. The atmosphere is lively and busy, with each woman cleaning about ten 90 kg bags of coffee in a day, depending on the condition of the coffee. The coffee is sifted with a wicker pan to separate any stones, dust and dirt from the green coffee beans. Workers earn between CFA 200-300 for each bag of coffee they clean. In Côte d'Ivoire, farm workers earn CFA 90 000-120 000 per year plus food and housing.

*At the time this report went to press, Gagnoa buying station was still operational, albeit at a reduced rate of activity, despite the troubles in Côte d'Ivoire.*



**Creating local jobs: Women outside the Nestlé buying centre in Gagnoa, Côte d'Ivoire, cleaning coffee.**

## Quality assurance: helping farmers gain a competitive edge

Enhancing quality is one of the best ways to guarantee better prices paid to farmers, so the quality control function at the *Nescafé* factory in Abidjan is critical. Providing coffee samples pass the moisture test, 100 g is set aside for a defect count. This establishes the proportion of the sample that is foreign matter – stones, etc. – or bad beans. If the defect count is too high, coffee can be rejected for further sorting. Similarly, if the moisture content is too high, the coffee can be returned to the farmers for further drying. In addition to coffees that will be used in the factory, checks are carried out on green coffees that will be exported by traders to *Nescafé* factories in France.



## Ethiopia: an experiment in improving coffee farmers' income

Nestlé has recently begun a programme aimed at improving coffee farmers' incomes on a long-term sustainable basis in the broad scale coffee market. The programme is based on giving the farmer the tools to compete successfully in the open market, rather than paying the farmer a minimum price, which will not necessarily help him to improve his technique. The farmer is also given an income supplement for three years while he also receives assistance to make improvements in his farm.

The programme is underway in Ethiopia and El Salvador, where agricultural experts work with farmers to find a way to compete successfully in the open coffee market, through improving coffee tree management, harvest, post harvest treatment and quality, supporting diversification into other crops and selling directly or through a local representative to capture more of the sale price. The community also benefits through investments in infrastructure such as clean water.

This is a pilot partnership between Nestlé and coffee farmers, but its success may set the stage for new approaches in the global coffee market.





**Left: Gerardo Jara Pascuas, a Columbian coffee expert, works with Ethiopian farmers to improve their efficiency.**
**Below: Nestlé's programme to improve coffee farmers' incomes on a sustainable basis in the broad scale coffee market underway at Yirga Cheffe, Ethiopia.**
**Opposite: Demekech Wondumu, sorting coffee at a processing station in Yirga Cheffe.**

## Improving labour standards in cocoa farming

More than two-thirds of the world's cocoa supply comes from West Africa. Of that, some 85% is grown on farms of less than one hectare. Some 1.5 million farmers in Côte d'Ivoire, Ghana, Cameroon and Nigeria depend on cocoa for their livelihoods.

*Sustainable cocoa programmes*
Nestlé has played a lead role in helping to put into place a series of global industry partnerships to improve both labour standards in cocoa farming and the living standard for farmers and their families. These include the Sustainable Tree Crops Programme (a joint industry-USAID programme which draws together a number of international donor agencies like the World Bank and CIDA (Canadian International Development Agency) in efforts to improve cocoa production techniques, yields etc.); the West African Commercial Agriculture Programme (implemented by the International Labour Organisation which is focused on educating communities and farmers about the worst forms of child labour and helping countries and communities to take action to eliminate these problems); and the International Cocoa Initiative which is working to promote best practices and help sensitise communities towards child labour issues and develop capacity to address them. Nestlé is represented on the board of the ICI.





**Cocoa farmers attending a "Farmer Field School" in Kumasi, Ghana. These schools help farmers improve their income while encouraging responsible labour practices.**

Support provided to farmers ranges from technical assistance on income generation to new strategies to deal with crop infestation, to specific interventions designed to address issues of child labour.

Specific programmes directed at farmers in West Africa include field schools to help farmers with supply chain issues, as well as a grassroots "training of trainers" programme to help eliminate the worst forms of child labour.

These programmes and partnerships have been undertaken jointly by a dozen companies in the cocoa industry; governments in the producer countries of West Africa; donor agencies in the US, Canada and Europe; labour unions; cocoa traders and processors and a range of local and international NGOs.

While Nestlé does not buy cocoa directly from farmers, nor do we employ any cocoa farmers, we are committed to responsible cocoa growing.

As a measure of our commitment Nestlé has and will continue to play a lead role in the design and implementation of a certification system, which will ensure that continuous progress is made towards eliminating child labour in cocoa production while embedding responsible, sustainable practices in the supply chain.

Generating growth through dairy: Historically, Nestlé entered many new markets with dairy products, seeking to both produce and sell locally. But this required a reliable, high quality supply of fresh milk. To achieve this, we provided assistance to farmers, such as low-interest loans to expand their herds or buy equipment and advice on good feeding and breeding practices.

The result for Nestlé was a dependable, high quality supply of raw materials. For farmers and the community as a whole, the cooperation led to greater prosperity and more sophisticated dairy production. Still today, agronomists and field technicians from Nestlé Agricultural Services provide technical assistance to farmers. Here, farmers in Morocco bring their milk to a collection station near Nestlé's El Jadida factory.



"Cassava, predominantly grown by small scale farmers, plays a vital role in food security of the rural economy."
*Mrs. Iquo Ukoh, Marketing Manager, Nestlé Nigeria*

## Promoting a local product with great promise

Not too often are tuberous roots christened with the title "poverty fighter". But cassava, the lanky brown root grown and consumed throughout West Africa, has become just that.

Known in Latin America as yucca or mandioca, cassava is hoped to be the key to employing millions of African farmers and feeding additional millions across the continent.

Over the last decade, governments, UN agencies and agriculture experts have devoted resources to increasing the quantity and quality of cassava production, while also seeking to develop new markets beyond West Africa. In 2004, NEPAD launched initiatives to promote cassava farming, processing and consumption.

The cassava root is used to make local staples such as the much-loved Nigerian dish *foufou* and its leaves are an excellent source of protein and iron. Because cassava can grow in very poor soil, with little water, it can be planted where it is impossible to grow other crops. And because cassava is also used for animal feed and in some industrial compounds, its full market potential has not yet been reached.



**Governments and business believe that increased cassava production will create farming jobs and feed Africa's growing population.**

Nestlé, which buys on average 7500 tonnes of cassava annually, supports sustainable production efforts and works with government to promote consumption.

One example of these efforts is the Sustainable Cassava Project at Moyen Comoe, Côte d'Ivoire, which began in 2002, when Nestlé joined a partnership led by the Ivorian and German governments.

The Nestlé project involves 800 farmers – 700 of them women – from twenty villages. It seeks to help these small-scale farmers increase and improve the quality of their crops, while also reducing pesticide and water use.

Over the long term, this investment will ensure that the farmers have a stable, sustainable income, while the local Nestlé factory can rely on a high quality source of raw material for *Maggi* bouillon and other products.

# Nestlé impact: manufacturing and management

Throughout our manufacturing and management operations in Africa, we place a premium on assuring the quality and the safety of our products, investing in our people and protecting the environment and natural resources.

Consumers consistently say they buy Nestlé products for quality and superior taste. As we do elsewhere around the world, Nestlé in Africa gives top priority to the quality and safety of ingredients and the integrity of the manufacturing process. Food safety is paramount.

Another distinguishing aspect of the Nestlé approach is our investment in our own people, at all levels. In a recent magazine interview, Nestlé CEO Peter Brabeck stated that it is the single most important reason the Company outperforms competitors globally.

Nestlé adds tremendous value in the context of environmental performance. We set rigorous standards at all stages, from production to packaging, looking for constant improvements. Between 2000 and 2003, across our Africa factories, we improved key performance indicators between 20% and 57% in areas ranging from water consumption to $CO_2$ and ozone depleting emissions.

The following stories give a sense of how Nestlé's investment in manufacturing and management contribute to sustainable growth in Africa.



**Above: Rigorous standards are applied at every stage of the production process. Right: Here, workers at the Nestlé factory in Estcourt, South Africa, assemble packaging.**



## Protecting and saving water across the continent

As a converter of raw agricultural materials to high quality, safe and wholesome food and drink, Nestlé uses water throughout its manufacturing processes.

Along with water for bottling, Nestlé uses water to wash, cook and cool fresh, raw materials, as well as for processes such as extraction or reconstitution of dried materials.

In Nestlé's Africa factories, as in others around the world, specific measures are taken to preserve water and reduce waste water in each stage of the manufacturing process, in line with the Nestlé water policy. They include efforts to reduce consumption, expand and improve waste water treatment and recycle water wherever possible.

In keeping with the *Nestlé Environmental Management System,* progress is tracked through regular factory environmental surveys. The results show the measures are working: water consumption in our factories dropped 21% between 2000 and 2003.

Ensuring appropriate treatment of waste water is a top priority. When local waste water treatment is not available, Nestlé builds its own on-site waste water treatment facilities, or works with local officials to help finance facilities. Nestlé's El Jadida factory in Morocco is an example of the Company's leadership on waste water treatment.



**"Nestlé can play a role in raising awareness on what needs to be done to raise environmental standards, particularly around industrial water use", said Bernard Boinot, Nestlé's industrial director for the Maghreb region, which includes Morocco.**

A port city and agricultural export centre of 120 000 people located 90 kilometres from Casablanca, El Jadida became home to a Nestlé factory in 1994. The factory is the only manufacturing facility in the province with its own waste water treatment plant, even though they are required by Moroccan law.

Local authorities bring other corporate leaders to the El Jadida factory to see what can and should be done. In fact, the Governor of El Jadida himself led visits to the waste water treatment plant in 2004.

Progress in minimising environmental impact in Africa*, 2000 - 2003


Ozone depleting substances
Water consumption
Energy consumption
Waste water generation
Greenhouse gases
Air acidification potential
-10
-20
-30
-40
-50
-60
%

*Per tonne of product
Source: Nestlé

"... a giant stride in the company's effort to reduce both the volume and load of the waste water from its manufacturing operations before its discharge into the environment."
*Otunba Gbenga Daniel, Governor of Ogun State, Nigeria*

## Recognition for saving water and reducing waste

In June 2004, Nestlé Nigeria received the *Most Environmentally Proactive Industry Award* from the Governor of Ogun State, Otunba Gbenga Daniel, in commemoration of World Environment Day. Nestlé was singled out for initiatives to reduce waste, including waste water. The Governor described a new waste water treatment plant under construction at the Agbara factory as "a giant stride in the company's effort to reduce both the volume and load of the waste water from its manufacturing operations before its discharge into the environment".

## Nestlé in Africa: the sum of its people

Of our 11500 employees in Africa, fewer than 120 are not African. By building the skills of our local workforce, we make a significant contribution to strengthening the business environment.

Because Nestlé relies heavily on strong, regional operations, a competent local workforce is essential. In Africa, particularly in countries where the quality of education varies, investment in employees is critically important.

Nestlé is known for identifying, cultivating and promoting leaders within our own ranks. We have five global training centres including an international centre in Switzerland, where African managers receive training. The result is a highly competent global leadership team, embracing common Nestlé values and business principles, but equipped with experience and local cultures and environments.

We provide continuous educational opportunities at all levels, from basic education and training, to specific business skills such as sales and marketing, accounting; and leadership and management. We offer on-the-job training, support tertiary education, send managers to visit other countries and offer an extensive series of online "E-learning" programmes. We also reach out to students with apprenticeship programmes and other educational support.

Nestlé employees in Africa by region, 2004


Maghreb Region
763
Egypt, Libya and Horn of Africa Region
2769
Southern and Eastern Africa Region
4480
Central and West Africa Region
3539
Africa total
11551

Source: Nestlé

One example is the Nestlé Apprenticeship Programme. In 2004, Nestlé South Africa enrolled twelve people from disadvantaged communities into its Apprentice School, which is situated within the company's East London factory in the Eastern Cape. The apprentices were previously employed as artisan assistants and had not had the opportunity to develop into fully-fledged artisans. Four of the twelve apprentices received their qualification, two of which were women. Nestlé has invested over 1 million Rand into this programme.

# Investment in people


HANDLINE
OLD JAR

Workers at Nestlé South Africa's Babelegi factory, taking part in the company's Adult Based Education Training (ABET) scheme, which has brought new opportunities for those who have taken part.

In South Africa, under the apartheid regime, many people were seriously deprived of elementary education. These include a significant percentage of the older employees at Nestlé factories today. A special remedial programme has been designed and put in place for them: ABET (Adult Based Education Training).

One of these factories is the Babelegi non-dairy creamer plant that Nestlé acquired in 1999. Its previous owners had made no significant investment in training, essentially maintaining a low skill-basis, limiting employment mobility since the factory is the only significant employer in the community. At the time, over 65% of the workforce was illiterate.

Nestlé now spends approximately 6% of total payroll expenses on training at Babelegi, and in just two years, the illiteracy rate decreased by 15%.

"I had a big problem understanding how fractions and measurements work, which were a key factor in my working environment. Now that I am attending ABET classes, my maths skills have improved a lot and I can cope well with my job and its demands because calculation is no longer a problem for me."
*Emily Mosabeni Maluleka, Packing Supervisor and ABET participant*

**From construction worker to industrial services team leader**
Balen Naicker



*Home:* Durban, South Africa
*Currently works in:* Estcourt Factory, South Africa
*Years with the company:* 19
*Current position:* Team Leader, Industrial Services.
"I work in what's called 'utilities', looking after both the engineering and mechanical sides of production. It's my job to see we are operating efficiently and meeting all the key performance indicators related to environmental impacts like electricity and water consumption."
*Career path at Nestlé:* Construction Worker. Assistant in Mechanical Workshop. Foreman in coffee factory. Human Resources Staff Developer. Human Resources Officer. Team Leader.
*Nestlé investments in training:* Continuous courses, including computer skills, management, E-learning curricula. Nestlé-sponsored diploma from the Institute of Personnel Management at Natal Technikon.
*Greatest professional accomplishment, so far:* "This is a very productive factory, but the utilities department has had a hard time keeping up with production. When I started, we were looking at 10% downtime. As the new team leader, I took on the challenge and within six months, we reduced downtime to 2%. The key was to really work with the people and motivate them. Everything was done based on a team assessment – not just a repair job, but a team effort to improve and modify."
*Favourite thing about job:* "Being part of the constant challenge to improve what we do. We are always looking to improve the benchmarks on energy monitoring, water management and Nestlé's overall environmental performance. That drive to do better is really exciting."

"It's very important to give credit where it's due and help people take ownership of their work."
*Queen Zuma, Factory Manager, Nestlé Kenya*



**From laboratory analyst to factory manager**
Queen Zuma

*Home:* Durban, South Africa
*Currently works in:* Nairobi, Kenya
*Years with the company:* 14
*Current position:* Factory Manager
*Background:* National Higher Diploma in Microbiology – ML Sultan Technikon.
*Career path at Nestlé:* Laboratory Analyst (Pietermaritzburg Factory, South Africa), Microbiologist. Senior Analyst in Quality Assurance. Factory Hygienist. Production Manager for Beverages (Estcourt, South Africa). Project Business Analyst (CT/IP Switzerland). Factory Manager (Kenya).
*Nestlé investments in training:* Multiple courses: Business Excellence. *Milo* Expert Workshops. Production College, Extended Management Course in Switzerland. Market visits to Malaysia, Thailand, Philippines, Singapore and Australia.
*Key to success as a manager:* "It's very important to give credit where it's due and help people take ownership of their work. And it's important to encourage people to talk to you and remain open to criticism. Once you get people talking and show them you respect them, they immediately respect you and everyone's work improves."
*Next challenge:* "With a population of 31 million, Kenya is full of potential as a market. We have a lot to do in terms of improving distribution and getting our brands well known. We can't take for granted the fact that many people here are very poor, but we have many products that are right for them. One example is the *Maggi* bouillon cubes, which add a lot to the meals. They are cheap and provide a good basis for tasty and nutritious meals."

**From accounting to management development**
Bassem Philip



*Home:* Cairo, Egypt
*Currently works in:* Rive-Reine, Nestlé's International Training Centre in Switzerland.
*Years with the company:* 12
*Current position:* Programme Director for Marketing & Sales Seminars.

*Background:* Bachelor of Commerce and Business Administration from Ain Shams University in Cairo, Major in Accounting.
*Career path at Nestlé:* Financial Accountant. Management Accountant. Brand Manager, Group Brand Manager. Programme Director for Marketing & Sales Seminars.

*Nestlé investments in training:* At least one course every year: Finance, Marketing, Management. Visits to Indonesia, France, Hungary, Turkey, and Middle East.
*Favourite thing about job:* "One of the Swiss values we inherited is tolerance and acceptance of other cultures. Look at me: I'm an Egyptian from Cairo working in Switzerland. I love the fact that I get to meet up and share knowledge with so many people from so many countries."
*Advice to new employee:* "I would hand over the *Nestlé Leadership and Management Principles* and ask him/her to read it carefully and decide in a moment of truth whether he/she can live it or not. These are the values and beliefs that Nestlé holds. If you don't believe in these values, you won't be happy working here."
*Greatest professional accomplishment, so far:* "At one point when the chilled dairy business in Egypt was not doing well, we started a new initiative to maximise sales and decrease costs. We needed something unusual. So we opened new channels by exporting, and partially outsourced our direct distribution. We let part of our own sales force go, but set them up with a truck and helped them establish small companies. We started with two guys and soon needed ten – and they earned a lot more money. These guys got a chance to be entrepreneurs, and our results improved."

# Nestlé impact: products and consumers

## Understanding the African marketplace and its consumers

A typical African consumer? There is no such thing.

With vastly varying incomes, dozens of ethnic groups and cultural food preferences, African consumers make for a diverse market.

As it does elsewhere, Nestlé tailors its products to the local culture and taste. We conduct extensive consumer testing and market research to understand their needs and vary products to cater to local food preferences. We also continuously improve our products at our many research and development centres.

On a continent with special nutritional needs and huge income disparities – a high of USD 2700 per person in South Africa and low of USD 100 per person in Ethiopia – we pay special attention to making products both nutritious and affordable.

A majority of African consumers have the potential and want to participate in the market economy even at a modest level and the key is to tailor products to their specific needs and spending power.

For example, *Maggi* bouillon, made with iodised salt, is the fastest growing Nestlé product in Guinea, Cameroon, Côte d'Ivoire – countries that have *per capita* incomes of USD 350 to USD 600. A key factor is the ability to buy small quantities on an almost daily basis. Another example is *Milo,* the vitamin and mineral fortified energy drink, which is popular in Ghana and Nigeria, countries with *per capita* incomes around USD 280.

Nestlé also caters to the growing middle-class and others with greater spending power. For example, South African consumers, who tend to have higher income levels, buy more breakfast cereals. They can also afford more specialised products, such as those in health nutrition, for hospital patients and others with specific dietary needs.



**Bongi Mavuka, a consumer activist and chairperson of the African Housewives League in South Africa, said food companies must include the poor in their targeted consumer base. "Poverty is rife, there is lot of unemployment and the infrastructure is still limited in many areas. But good nutrition is critical. So we need big companies to use their influence to make good, quality food cheaper and more available," she said. "The biggest challenge is to keep prices down."**

## Nutrition at the core of our leading product lines

Nestlé makes its greatest contribution in Africa through its core business, both in terms of economic development and improved nutrition. Our major product lines, consisting of our shelf stable dairy products, such as powdered or condensed milks; and our culinary range, such as *Maggi* Soups, deliver sound nutrition at an affordable price.

Given prevailing temperatures and logistical considerations in many areas, milk preservation plays an important role in improving access to protein, calcium and other important nutrients contained in milk. It is thus hardly surprising that Nestlé powdered or condensed milk brands, such as *Nido* or *Carnation,* are top Nestlé products in at least fourteen African countries.

While the percentage of middle class population is relatively low, collectively the middle class market across the continent is sizeable, and in South Africa alone, represents a large market. For these consumers, Nestlé's excellence in science and innovation is bringing new, more nutritious products to African consumers. For example, we are introducing specific health benefits into our products based on Nestlé research. One such health benefit is improved energy release, provided by *Actigen-E*™ in the energy drink *Milo. Actigen-E* optimises the release of energy from the three main food groups: carbohydrates, fats and proteins.

Nutrition is the cornerstone of our business, just as it was when Henri Nestlé founded the Company in 1867.

"Little by little, people are beginning to know the importance not just of a balanced meal, but also of the ingredients that help you get a balanced meal at a relatively cheap cost. Nestlé and the Duchess Club have done a lot of good."
*Esther Nenadi Usman, Nigeria's Minister of Finance*



**Duchess Club members on a visit to Godu Market, Lagos.**

## Nutrition education in Nigeria and Ghana: coming from the top

While the affairs of state are the top priority for Nigeria's Minister of Finance Esther Nenadi Usman, she still finds time to work in the community with other women to promote nutrition education.

Minister Usman is a member of the Nestlé Nutrition Duchess Club, a group of women devoted to promoting awareness of nutrition among other women. Just four years old, the club provided nutrition education workshops to 5000 women in Lagos State and Kaduna State during 2004, most of them mothers or homemakers. In 2003, they began providing workshops to women who sell food in open markets, focusing on nutrition and food safety. In 2005, they plan to expand to Edo State.

In late 2004, the club expanded into Ghana with a seed group of 750 women, including Ghana's Minister of Women and Children Affairs, Gladys Ashma.

"What we are saying is that people could be setting their priorities better in terms of eating. We are focusing on Nigerians making good nutrition a part of their lifestyles," said Mrs. Iquoh Ukoh, Marketing Manager of Nestlé Nigeria and a member of the Duchess Club.

While the Duchess Club's mission is nutrition education, it has also grown to be an important networking opportunity to Nigerian professional women. Along with the Minister, its members are doctors, lawyers and professionals from a range of industries.

"Our membership has exploded so that we can't even contain all the members in one hall now," Minister Usman said. "With Nestlé's help, we are coming to know what the problems are, and how to overcome them."

## Nestlé Nutrition Institute Africa

Nestlé South Africa created the *Nestlé Nutrition Institute Africa* (NNIA) in 2001 to further develop African expertise on nutrition. The Institute fosters research and promotes understanding of nutrition at all stages of life in Africa's diverse population. Key areas of interest include malnutrition, obesity, safe infant and young child feeding practices and breast-feeding promotion. The Institute provides scholarships and sponsors the participation of nutritionists and health professionals at Nestlé's International Nutrition Workshops.

The Institute has been involved in several academic meetings held in seven Southern and Eastern African countries that included more than 1200 health care professionals. NNIA representatives participated in the Information Technology for the Advancement of Nutrition in Africa (ITANA) Congress, resulting in a partnership with a crucial information technology role player in the continent of Africa.



**Nigeria's Minister of Finance, Esther Nenadi Usman, is a founding member of the Nestlé Nutrition Duchess Club, a grassroots network of women educating women on the importance of nutrition.**

"Nutrition research in developing countries is not a luxury. It contributes to solving nutritional problems that require specific solutions."
*Dr. Paolo Suter, Director of the Nestlé Foundation for the Study of Problems of Nutrition in the World*

## Advancing nutrition science in Africa

The *Nestlé Foundation for the Study of Problems of Nutrition in the World* was founded on the occasion of the centenary of the Nestlé Company in 1966. The Foundation operates completely independently of Nestlé, with its own endowment and international Council of leading scientists. The main office is based in Lausanne (Switzerland).

One of the Foundation's main aims is the transfer of scientific and technological knowledge to *International Development Association* (IDA) eligible countries. Most Foundation-sponsored research projects are carried out in collaboration with scientists at universities and research institutes in such countries. Over the last few years, a large number of studies such as energy requirements of pregnant women, nutritional issues in women and children or the role of nutrition in immune function have been carried out in different research institutes and universities in various African countries. Basically the Foundation advances nutritional science by various key strategies: 1) supporting research in established institutes and universities, 2) the *enLINK* initiative (described later in this section) and 3) selective institutional support to existing African postgraduate nutrition education programmes.



**Dr. Paolo Suter, Director of the Nestlé Foundation for the Study of Problems of Nutrition in the World. Many Foundation-sponsored research projects are carried out in African research institutes and universities.**

Sustainability and public health relevance is a key issue for all activities of the Foundation. All research projects need to result in short and long-term public health implementation.

Nutrition research in developing countries is not a luxury. It contributes to solving nutritional problems that require specific solutions. For example, in Côte d'Ivoire and Morocco, children with goitres were not getting the full benefits of iodine supplementation. Many of these children also had an iron deficiency anaemia. Through research, we learned that iron supplementation improved the effectiveness of iodine given to these children.

A basic strategy to reduce malnutrition is education in nutrition, health and hygiene. Information technology (IT) is a primary source of information. As compared to other regions of the world, the African continent has lower access to IT.

To address this problem, the Foundation created the *enLINK* initiative in 2004, which centres on information transfer in the areas of nutrition and malnutrition. The first *enLINK* project is the *enLINK* digital library, an Internet based electronic library offering full text access to registered users to more than 10 of the most important nutrition journals. Non-registered users have free access to the abstracts as well as important nutrition related Internet links. The Foundation is also supporting the *African Journal of Food, Agriculture, Nutrition and Development* (AJFAND), a leading nutrition journal.

The Foundation also supports postgraduate nutrition programmes at the University Cheikh Anta Diop (Dakar, Senegal), the University of Abomey-Calavi (Cotonou, Benin) and the Makerere University in Kampala (Uganda).



**Aerobics classes are one way that Nestlé promotes good health alongside its product marketing efforts.**

## *Milo* in motion

Nestlé's *Milo* energy drink brand is the number one malted chocolate energy drink in Africa. In South Africa, Ghana and above all, Nigeria, it is especially popular among 7 to 12-year-old consumers.

And Nestlé promotes more than just the product; it also teaches young people about nutrition and physical activity.

*Milo* is fortified with fifteen vitamins and minerals and provides three grammes of protein per serving when reconstituted with table water. The brand's core values centre on taste, energy and success through nutrition, illustrated through marketing campaigns on improved learning and athletic achievement.

Nestlé sponsors high-profile events promoting physical activity, such as the *Nestlé Milo Marathon* in Ghana. However, the major sponsorship in most West African countries is a nationwide partnership for youth, such as that in Nigeria that supports physical activity through exercise classes for students and after-school programmes with tennis clinics and basketball leagues.

Teaching young kids that good nutrition and physical activity go hand-in-hand sets them up for a lifetime of healthy habits and a reduced risk of chronic diseases, such as diabetes and heart disease.

"Our approach appeals to mums as well as kids," said Nestlé Regional Business Development Manager Akin Osewa. "Above all, they want their children to be healthy and successful. To do that they need to acquire skills and be physically fit."

## Operating with integrity: infant food marketing

Within a year of the passage of the *International Code of Marketing of Breast-milk Substitutes* by the World Health Organisation in 1981, Nestlé committed to voluntarily applying the WHO Code in the developing world, even where governments did not. In 1982, Nestlé issued concrete *Instructions to Implementation of the WHO Code,* and has since progressively refined and strengthened its *Instructions* and monitoring of its application of the WHO Code. This includes such key provisions as:

- Nestlé does not promote infant milks (infant and follow-on formula) to the public in Africa in any way, meaning that there is no advertising or communication with the public, nor free samples in Africa. (Nestlé is the only Company pledged not to market follow-on formula to the public).
- Nestlé markets cereals and other "complementary" foods in Africa only at 6 months of age and beyond (the only infant food manufacturer to make such a commitment).
- Nestlé infant food marketing personnel have no contact with mothers.
- No infant milk samples to health professionals, except a 2-tin sample of formula to be given to health professionals for examination only when a new product is launched.
- Nestlé donates infant milk to health facilities only in special social cases (death in childbirth, multiple births, etc.).



**Scholastica Ilechukwu, a 25-year Nestlé employee, is regional business development manager in Central and West Africa. As part of her work, she inspects supermarkets to ensure that Nestlé products are marketed in keeping with the aims of the *International Code of Marketing of Breast-milk Substitutes.***

• Nestlé gives no financial incentives to health professionals to promote infant formula.

Nestlé implements the Code through systems of training and internal monitoring, an internal Ombudsman system for whistleblowers and regular internal audits. These practices are guided by the *Nestlé Instructions for the Implementation of the WHO International Code of Marketing of Breast-milk Substitutes,* or in-country legislation, whichever is more stringent.

In 2004, Nestlé commissioned *Bureau Veritas,* a major global auditing company with substantial social auditing experience, to review Nestlé infant food marketing in three African countries of their choice (South Africa, Nigeria and Mozambique).

In October 2004 and February 2005, *Bureau Veritas* spent a total of five weeks auditing Nestlé practices in the three countries. The auditors interviewed Nestlé personnel in nutrition, regulatory affairs, sales, business development, training and other departments to assess levels of awareness; implementation and compliance with the *Nestlé Instructions* and in-country legislation; and internal systems, controls, policies and procedures. Externally, they interviewed mothers, health professionals and retailers.

Along with interviews, they verified information by reviewing training materials, job descriptions, budget records, audit reports, staff schedules and sales records. They also surveyed Nestlé products and posters, billboards and other advertising; educational and marketing material and products on shelf and in storerooms. Pages 44-45 contain the *Bureau Veritas* Audit Opinion.

# *Bureau Veritas* audit opinion

"Based on a total of five weeks of observation and interview within South Africa, Mozambique, and Nigeria, we found no systematic shortfalls in terms of Nestlé's implementation of its *Instruction on the Marketing of Breast-milk Substitutes.*

Three breaches of the *Instructions* were identified during the audit, two of which were directly attributable to Nestlé's conduct. These were not directly related to any marketing activity, but to the implementation of Nestlé's internal procedures. The third breach related to the activities of a pharmacist that had breached the *Instructions* through the special display of infant formula.

Despite evidence of the three breaches of the *Instructions* being identified, it is considered that those breaches by Nestlé are not systematic and it is our opinion that Nestlé South Africa, Nigeria, and Mozambique are not systematically or deliberately violating the *Nestlé Instruction* or in-country legislation (where applicable).

This includes:

**(a)** No use of baby pictures on its infant formula packs (4.2).

**(b)** Materials intended for pregnant women and mothers related to maternal and child health such as educational posters, educational charts, height measurement charts etc., did not contain illustrations of infant formula or mention the names of individual infant formula brands (4.3).

**(c)** No information relating to infant formula was communicated directly to mothers or the general public either through public media or by personal contact between Company representatives and the public (5.1).

**(d)** No free samples of infant formula given to mothers (5.2).

**(e)** No contact with mothers or pregnant women other than in cases of consumer complaint (5.5, 6.4, 6.5).

**(f)** No free or low price donations of infant formula were made to institutions outside of the specific requirements of the *Instructions* except in one minor incident detailed below (6.6, 6.7).

**(g)** Equipment and materials in addition to those referred to in Article 4.3, donated to a health care system complied with the *Instructions* (6.8).

**(h)** Culturally appropriate educational material provided to the health care profession complied with the *Instructions* (7.1).

**(i)** Company personnel were emphasising the importance of breast milk to health professionals (7.2).

**(j)** No financial or material incentives to health professionals for the purpose of promoting infant formula were reported/observed (7.3).

**(k)** No samples were provided to health professionals outside of the remit of Article 7.4.

**(l)** No bonuses or incentives based on infant formula sales were paid to sales staff, medical delegates and other marketing personnel (8.1).

**(m)** Company personnel whose responsibilities include the provision of information about infant formula to the health profession did not perform educational functions in relation to pregnant women or mothers (8.2).

**(n)** Individual country requirements with regard to labelling were adhered to (9.1).

**(o)** Labels of products purchased by traders from Nestlé and distributed in-country for that market complied with the labelling requirements (9.2).

**(p)** Nestlé sweetened condensed milk and powdered milk products purchased by traders direct from Nestlé for use in country complied with the *Instructions* (9.3).

**(q)** Product labels contained the necessary information (9.4).

**(r)** Efforts were made by Nestlé to encourage governments to develop national codes where they did not exist (11.1).

**(s)** Internal monitoring of Code compliance was carried out by Nestlé except in Mozambique (see below) (11.3).

**(t)** The *Instructions* appeared to be communicated to all Company personnel employed by companies of the Nestlé Group engaged in the marketing of infant formula (11.5).

"We are pleased that the *Bureau Veritas* audit corroborates the findings of a similar audit that the Federation commissioned in Nigeria in 2003."
*International Federation of Red Cross and Red Crescent Societies*

Breaches of the *Instructions* were observed in Mozambique, these were as follows:
**(a)** *A pharmacy was observed as having a special window display of infant formula. This pharmacy had a direct relationship with Nestlé and was in breach of the* Instructions *under Article 5.3.*
**(b)** *Internal monitoring of the implementation of the* Instructions *was not carried out in Mozambique: this is a breach under Article 11.3.*
**(c)** *Some marketing personnel in Mozambique had not received formal communication on the* Instructions, *this is considered a breach under Article 11.5.*

***Audit of Nestlé S.A., Vevey, Switzerland***
*The audit of Nestlé S.A. covered senior personnel within Nutrition, Sales and Marketing, Public Affairs, Internal Audit, Consumer Services and Investor Relations.*

*The development, modification, monitoring and communication of the* Nestlé Instructions *to each country is the responsibility of the Nutrition Division and the Public Affairs Department based at Nestlé S.A. in Vevey. The practical implementation of and compliance with the* Instructions *and reporting of in-country violations is the responsibility of each country.*

*Nestlé S.A. acts as the central information hub where policies and procedures (including the* Nestlé Instructions*) are developed and communicated to the wider business. Templates for Infant Formula product information, nutritional content and labelling requirements are developed by Nestlé S.A. and communicated to the end market for adaptation to national standards and requirements. Where adaptations to labels are made in country, these are reviewed and signed off by Nestlé S.A. as well as in-country personnel.*

**Bureau Veritas *findings***
*The* Nestlé Instructions *appeared to be well embedded throughout Nestlé S.A. There was a consistently high level of awareness and commitment to the Code and all personnel interviewed had received training on the* Instructions. *Personnel had clear responsibilities with regard to the implementation of the* Instructions *and there appeared to be strict control and a firewall between the Sales Team and the Nutrition Division (all staff involved in direct relations with health care professionals and infant formula matters sit within the Nutrition Division).*

*There appeared to be good controls in place for monitoring compliance with the* Instructions *through Internal Audits, which are carried out by Nestlé Group Audit on a rolling programme of audits. Regardless of the audit subject, all audits contain specific criteria relating to the implementation of the* Instructions.

Nestlé has already taken appropriate steps to correct the three violations identified in the *Bureau Veritas* audit, as it does with any allegations of non compliance which can be verified.

**"The International Federation of Red Cross and Red Crescent Societies notes the findings of the *Bureau Veritas* audit, which highlights Nestlé's efforts to ensure that its infant food marketing practices in Africa are in conformity with the WHO *International Code of Marketing of Breast-milk Substitutes.* We are pleased that the *Bureau Veritas* audit corroborates the findings of a similar audit that the Federation commissioned in Nigeria in 2003. Nestlé is a major corporate supporter of our African Health Initiatives, the positive results of such audits provide assurance for our continued collaboration in addressing some of the pressing health and community care problems in Africa. All strategic corporate partnerships are monitored on an on-going basis."**
***International Federation of Red Cross and Red Crescent Societies***

## Implementing the WHO Code

Adherence to the WHO Code is managed through training and testing, self-monitoring reports, internal auditing within the national company, auditing from the global headquarters, an ISO'-like WHO Code Quality Assurance System and an internal ombudsman system for confidential reporting of possible violations by "whistleblowers".

Nestlé also investigates in detail all allegations of non-compliance with the WHO Code, where adequate information is made available and takes corrective action when violations are confirmed.

Nestlé indeed also welcomes immediate and detailed information about perceived non-compliance with the WHO Code from any concerned party outside the company, like health professionals or non-governmental organisations, in order to investigate and to take prompt action if found substantiated.



**The *Bureau Veritas* team, including CEO Olivier Guize (centre), audited Nestlé's compliance with the WHO Code in three African countries.**

Across country operations, Nestlé staff from fourteen departments are part of the compliance system. They participate in yearly or twice-yearly training and must provide self-monitoring reports.

Employees must sign a personal letter of commitment to the Code. In the rare case of a violation, the Company investigates and takes necessary action. In recent years, any violations that occurred were by new, inexperienced employees. But in one case, an employee's contract was terminated for what was deemed a significant violation.

In Southern and Eastern Africa, one of the people involved in managing the Nestlé's system for compliance with the WHO *Code on the Marketing of Breast-milk Substitutes* is Nutrition Manager Nick Partington.

"Nestlé is very serious about this," Nick said. "I feel very good about the progress we have made as a company, in our efforts to manage and monitor Code compliance."

An important Nestlé principle is to maintain dialogue with government and health nutrition experts, both to hear concerns and share nutritional advances. In late 2004, Kenyan parliamentarians asked Nestlé for input on how the food industry can support the government's fight against malnutrition.

"Nestlé continues to be viewed as one of the leading companies in corporate social responsibility, particularly in the developing world. Compared to other regions, African consumers are among the most likely to rate Nestlé social responsibility performance positively."
*Chris Coulter, GlobeScan*

Social responsibility ratings for Nestlé, 2004



%
100
80
60
40
20
0
84
5
1
71
12
2
65
20
2
Ghana
Nigeria
South Africa
Among the very best /Above average
Average
Among the very worst / Below average




GLOBESCAN


In addition to the GlobeScan survey, Nestlé has achieved the following external ratings

- ***Dow Jones Sustainability Indexes***
  Member 2004
- **Storebrand SRI**
  Best in Class
  environmental and social performance
- **Oekom Research**
  2nd of 32 on
  Corporate Responsibility
  February 2004
- **Innovest Strategic Value Advisors**
  AA rating (4th of 25)
- **AccountAbility**
  Rating Nestlé 19th out of Global 100
  2004

## Consumers views of Nestlé and corporate social responsiblity

Our business is based on consumer trust in the Company and the quality and safety of our products.

In the 2004 GlobeScan twenty-two-country public opinion survey, Nestlé was one of the three companies with highest scores when consumers were asked to name a company that best represents social responsibility. Scores were particularly high in three African countries: South Africa, Ghana and Nigeria. Over 73% of the Africans surveyed rated Nestlé as "among the very best" or "above average", while less than 5% gave Nestlé negative marks. The reasons given for a positive rating were: quality and safety of products; nutritional value; and community programmes. According to GlobeScan's Chris Coulter, "Nestlé continues to be viewed as one of the leading companies in corporate social responsibility. Compared to other regions, African consumers are among the most likely to rate Nestlé social responsibility performance positively."



**Chris Coulter, Vice President, GlobeScan.**

Retunde Odut Afo takes part in after school programmes that teach teenagers about good nutrition and physical activity, organised by the Nestlé Nutrition Duchess Club in Nigeria. This knowledge will prepare Retunde and her classmates for a lifetime of healthy habits and a reduced risk of health problems *(more details about the Duchess Club can be found on page 39).*



Foods And Nutrition
1/11/2004
Nutrition.
Objectives of Foods And Nutrition Education

3

# Nestlé and the United Nations Millennium Development Goals

For decades, on a global basis, Nestlé has supported nutrition, health and other social initiatives so that we may become an integral part of the social fabric of the countries where we operate and contribute to development above and beyond our business impact.

These efforts contribute to the *United Nations Millennium Development Goals* (MDGs), an eight-point blueprint that aims to reduce poverty and improve health, education and environmental sustainability globally.

While difficult to quantify the Nestlé's total impact on the MDGs, some contributions are clear. In this section, we provide an overview of Nestlé programmes related to each Millennium Development Goal and some specific examples *(for further details consult* Nestlé in the Community, *www.community.nestle.com).*

# Nestlé contributions to the UN Millennium Development Goals; by Goal

## Goal 1: Eradicate extreme poverty and hunger

Nestlé makes its greatest contribution by providing nutritious, affordable food, providing employment and creating economic opportunities for entrepreneurs. We directly employ 11 500 people in Africa and support an additional 50 000 jobs in the supply chain. As discussed in this report, our Sustainable Cassava Project and coffee initiatives are examples of Nestlé using its technical and marketing expertise, along with local knowledge, to create new, forward-thinking business opportunities. We also provided over 80 tonnes of free food in Africa in 2004 for disaster relief.

*Social and community contributions:*

- *Ghana:* Financial support to the College of Health Science of the University of Ghana
- *Guinea:* Nutrition education through the ECOWAS Nutrition Forum
- *Madagascar:* Cyclone Gafilo Relief aid
- *Nigeria:* Support for Nutrition Research Library at the University of Agriculture, Abeokuta
- *Nigeria:* Research with Nigerian universities to improve soy bean and cowpea production
- *South Africa:* WARMTH, War Against Malnutrition TB and Hunger
- *South Africa:* Nestlé Community Nutrition Award, honouring local solutions to malnutrition
- *South Africa:* Cooperation with Shukuma Primary School and SANTA on community gardens

## Goal 2: Achieve universal primary education

Nestlé provides its employees with basic education and training programmes, and works with its "future work force" by supporting schools in surrounding communities.

*Social and community contributions:*

- *Egypt:* Give a Kid a Hand initiative
- *Egypt:* Adopted Dolce School, providing support for infrastructure improvements, education and school lunches for 580 children
- *Morocco:* Zakoura Education Foundation, a literacy initiative that has educated 1700 rural children, particularly girls
- *Mozambique:* Kids Go Further programme, to promote positive professional role models
- *South Africa:* Project Head Start, preschool education to previously disadvantaged children in townships surrounding Pretoria
- *South Africa:* PROTEC, science and mathematics education and technical skills training programme in the Pietermaritzburg area

## Goal 3: Promote gender equality and empower women

Nestlé promotes gender equality and empowerment in its hiring, training and promotion practices and supports a number of projects aimed at empowering women, including the following:

*Social and community contributions*

- *Nigeria:* Duchess Club, nutrition education for women
- *Cameroon:* Support for national celebration of International Women's Day



**With twenty years of Nestlé support, EcoLink in South Africa has helped 105 000 families plant gardens to increase their food supply.**

- *South Africa:* Thusanang Development and Training, promotes cottage industries for women
- *South Africa:* South African-Swiss Women's Dialogue, an international gathering of women from both countries in honour of the 10th anniversary of freedom in South Africa in 2004

## Goal 4: Reduce child mortality

Child mortality is primarily a result of poverty, lack of food, low maternal education and poor sanitary conditions, as covered by goals 1, 2, 3, 5, 6 and 7. Besides Nestlé's contribution in these areas, we support the following specific projects:

*Social and community contributions*

- *Ethiopia:* UNHCR water partnership brought clean water to 210 000 people
- *Cameroon:* Food donations to twenty-five orphanages and children's homes
- *Cameroon:* Support for Child Watch

• *Cameroon:* Funds for a children's hospital through the Chantal Biya Foundation
• *Côte d'Ivoire:* Les Amis des Enfants du SIDA, a guesthouse for HIV positive women and children
• *Côte d'Ivoire:* Support for Association Espoir, a free health care centre in one of Abidjan's slums
• *Kenya:* Street Children Assistance Network Nakuru (SCANN)
• *Zimbabwe:* Harare Shelter for Destitutes, schooling for orphans

## Goal 5: Improve maternal health

In line with its contribution to Goal 1, Nestlé makes a contribution to this goal by fostering economic development and helping improve health care systems and access to clean drinking water and sanitation.
• *South Africa:* The Valley Trust Community Health Worker Programme, which helped thousands of people in KwaZulu Natal province, particularly women
• *South Africa:* EcoLink Home Garden and Clean Water programmes, reaching over 105000 women and their families
• Nestlé Foundation studies on maternal health

## Goal 6: Combat HIV/AIDS, malaria and other diseases

We provide access to health care and health education to our 11500 Nestlé employees and their families. This includes provision of health care coverage to all full time employees, as well as specialised interventions on HIV/AIDS, such as our Managed Intervention Programme in South Africa. Nestlé's initial involvement with the International Federation of Red Cross and Red Crescent Societies' ARCHI 2010 programme contributed CHF 3 million over three years.

*Other social and community contributions*
• *Nigeria:* Partnership with Nigerian Red Cross Society on HIV/AIDS Education, reaching over 800000 young people
• *Cameroon:* HIV/AIDS education
• *Kenya:* Red Cross Community Health Worker Programme for HIV/AIDS
• *Kenya:* Funds for home care for the needy, particularly at Christmas
• *Senegal:* Support for conference to draft national HIV/AIDS strategy
• *South Africa:* HIV/AIDS activities in seven cities, ranging from education to product donations
• *Zambia:* International Medical Services for Health (INMED), health education projects via radio

## Goal 7: Ensure environmental sustainability

Our most important contribution is through the management of our supply chain and production activities. Our key environmental performance indicators are continuously improving. Our sustainable cocoa, coffee, cassava, soybean and cowpea initiatives are also important efforts.

*Social and community contributions:*
• *Ethiopia:* UNHCR water partnership brought clean water to 210000 people
• *Ghana:* Raleigh International, to support improved sanitation in rural communities
• *Kenya:* World Wide Fund For Nature, for reforestation and water conservation in the Mau forest
• *Nigeria:* Greening the Supply Chain Project
• *South Africa:* LEAP, improved hygiene and access to clean water for 120000 people in rural areas
• *South Africa:* Delta Environmental Centre, for environmental education in rural schools
• *South Africa:* Endangered Wildlife Trust, to protect the endangered wattled crane
• *South Africa:* World Wide Fund for Nature sustainable agriculture and water conservation programme in rural Eastern Cape communities

## Goal 8: Develop a global partnership for development

Nestlé actively participates in forums that unite diverse stakeholders – from business, governments, NGOs, the UN community and many others – together in support of shared development goals and freer trade. These are a few examples:
• Participant, *UN Global Compact*
• Board Member, *International Cocoa Initiative*
• Board Member, *International Federation of Red Cross and Red Crescent Societies Foundation*
• Global partner, *UN High Commissioner for Refugees*
• Founding Member, *Sustainable Agriculture Initiative*

# A few examples of how we are helping

## Giving girls a chance to study in Morocco

Goal 2: Achieve universal primary education

Imane Marzak, 15, loves languages. French is her favourite class, but she is also the top learner in Spanish. Someday, she hopes to go on to university to study Spanish literature.

"And why not in Spain even?" Imane said. "School has totally changed my life. Without the informal school, education would have been an impossible mission for me."

Imane is one of a few hundred students who attend the Lahdaid school established by the Zakoura Education Foundation, a non-governmental organisation that works to bring education to rural areas not served by the government's formal schools. Since 1997, Zakoura has helped more than 1700 children in the area of Doukkala, Morocco.

Nestlé has helped fund Zakoura since it was created. The Company is interested in the wellbeing of these families, because they are the dairy farmers who provide milk for the Nestlé plant in nearby El Jadida.

Zakoura was started by a group of Moroccan businessmen who originally intended to improve conditions for Morocco's rural poor by providing micro-credit loans for small cottage industries, primarily managed by women. Soon, the need for the Education Foundation became clear.

About 56% of the people in the area are illiterate and schools are often too far away, or the school fees are too expensive for parents. So the Foundation brings school to them, with books and other school materials provided free.

Most of the teachers are young graduates from the area, who might otherwise remain unemployed, but they return to their villages to teach. Their salaries are paid by the Foundation.

The programme lasts three years and includes reading and writing, civic education and an introduction to art and science. There are thirty pupils per class, aged from 8-11 and from 12-16.

During the second year, French language teaching is introduced. The curriculum uses the official system textbooks, themselves based on the French programme, but uses a teaching method that encourages maximum personal expression by the children.

Is Zakoura making a difference? Judging by its attendance rate, which is near perfect in some schools, Zakoura is doing very well.

"I wish that all children in Morocco could have the same experience as me," Imane said.



**Imane Marzak, one of some 1700 children who received basic education through the Zakoura Education Foundation, would love to study in Spain someday. When children in the area go to the Zakoura schools, it is usually the first time they have been in a formal school.**

## Supporting education in Estcourt

Goal 2: Achieve universal primary education

Nestlé people development efforts in and around our Estcourt coffee and beverage factory in South Africa are a good example of our impact. While Nestlé has operated a factory in Estcourt since 1927, the area was a hotbed of violence during the apartheid era. Many of its social service systems, schools in particular, were weak. In the ten years since apartheid ended, the quality of life has improved dramatically both in and around the Nestlé factory. The company's basic education and training programmes – conducted for four hours weekly, with Nestlé paying wages for two hours and employees contributing two hours – resulted in double-digit increases in literacy. Another important development is taking place within the community. Since 1998, Nestlé

"The students are finding new motivation - they want to be the best they can be."
*Mishack Mhlanga, School Superintendent, Estcourt, South Africa*

has supported a competition in thirty-two Estcourt schools, in which students compete against each other – *via* their matriculation exams – to win computer and sports equipment for their schools. According to Mishack Mhlanga, a school superintendent, the competition has helped raise the exam school pass rate from 0% in the early 1990s to 69% in 2003. "The students are finding new motivation – they want to be the best they can be," Mr. Mhlanga said.

## Water flows for 210 000 people in Eastern Ethiopia

Goals 4 and 7: Reduce child mortality/Ensure environmental sustainability

*Key indicator: By 2015, reduce by half the number of people without access to drinking water.*

"People often think refugees are a problem for governments only, when in fact they are important to us all, including the private sector." – *Linda Merieau, UNHCR*

The refugee and displacement problem in Africa today remains one of the greatest challenges for the humanitarian community. In 2004, UNHCR sought to help nearly 4.3 million people in Africa alone. Through Nestlé support in recent years, 210 000 people in Eastern Ethiopia got access to clean drinking water.

Eastern Ethiopia is an area of extreme poverty, where much of the population is nomadic and dependent on herds of sheep and goats for food and income. Infant mortality in the region is very high, with more than 100 deaths per



**These Somali refugees are among the 210 000 people in Eastern Ethiopia who benefit from a UNHCR-Nestlé partnership to provide clean drinking water.**

1000 births, according to the *World Health Organisation.* Many hope the clean water supply will help prevent those deaths, many of which result from drinking dirty water.

The Nestlé-UNHCR partnership is typical of the way in which leading companies are moving from philanthropy to collaborative engagement in development and poverty alleviation.

The Nestlé Waters technical team includes a hydrogeologist and a water resources manager, who have been working with both UNHCR and the local Ethiopian water authority to design systems for managing the water supply, maintaining the pipeline and pumping station, rehabilitating old wells and testing the water. Local authorities will take over the long-term operation and maintenance of the system in mid 2005.[5]

5 Editor's Note: The water supply project was undertaken following a court settlement over the illegal seizure of Nestlé assets in Ethiopia in the 1970s. Nestlé put all payments from the settlement into the water project.

## Fighting HIV/AIDS: a corporate commitment to action

Goal 6: Combat HIV/AIDS, malaria and other diseases

Nestlé is supporting community-based HIV/AIDS programmes in several countries. Among them is a partnership with national chapters of the *International Federation of Red Cross and Red Crescent Societies* on large-scale education programmes.

In 2004, more than 800 000 Nigerians received HIV/AIDS education as a result of a USD 2 million initiative with the Nigerian Red Cross. The initiative involves 2600 peer educators reaching youth in twelve states with a high HIV/AIDS prevalence. In addition, Red Cross is providing home care support for 7000 people with HIV/AIDS, and counselling in government health clinics.

Nestlé is supporting a similar initiative in Kenya.

Nestlé also works to set an example of leadership and partnership in the business community, through, for example, Nigeria's HIV/AIDS Private Sector Council.

*(More details of Nestlé's HIV projects in Africa can be found on pages 8, 9, 12 and 13.)*

# Catalysing the shift from poverty to prosperity

As I prepare to retire after 44 years at Nestlé, I can measure in decades the development of Nestlé's business in Africa and our contribution to improving nutrition and catalysing economic development and growth.

Through our daily operations and our participation in cooperative efforts with entities such as the *International Federation of Red Cross and Red Crescent Societies,* the *United Nations High Commissioner for Refugees* and the *International Cocoa Initiative,* we demonstrate our commitment to helping Africa address barriers to sustainable economic development and growth, even when conditions are very challenging.

The recent political instability in Côte d'Ivoire is an example. At times it put our employees and suppliers in danger and disrupted the cocoa industry, which is vital to our global business. The loss of life was a terrible tragedy, as was the economic damage. The impact of the conflict on the country's economy will continue to be felt for some time. Nonetheless, because Côte d'Ivoire is an indispensable source for premium cocoa, we will remain committed to helping improve standards in the cocoa industry.

Even with episodes of conflict and extreme poverty in Africa, this remains a positive moment, endowed with hope and expectation

Michael Garrett on a visit to Nestlé Nigeria. Here, he is visiting a local market with members of the Nestlé Nigeria team.



in the continent's economic and social potential.

Over the last four decades, the prevailing expectations of business engagement in Africa have shifted. A consensus of leaders in multinational companies, governments, international development agencies and local communities believe that private enterprise is critical to poverty alleviation, so long as it is conducted responsibly and not at the expense of people or the environment.

We at Nestlé share in this view. We are committed to long-term sustainable business development in Africa and join our aspirations to the many organisations working in their own way to create social and economic progress on the continent.

Michael Garrett
Executive Vice President and Zone Head for Asia, Oceania and Africa

**Writing and editing**
Nestlé S.A., Public Affairs

**Design**
Nestec Ltd, Corporate Identity and Design, with Esterson Associates, London, United Kingdom

**Photography**
Jodi Bieber/nb pictures, Johannesburg, South Africa;
Harmen Hoogland/Nestec Ltd, Corporate Identity and Design;
Markus Bühler-Rasom, Zurich, Switzerland;
Marc Latzel, Zurich, Switzerland;
apg image, Vevey, Switzerland;
Nigel Dickson, Toronto, Canada;
Nitsan Shorer, Binyamina, Israel;
CPL photographers, Lagos, Nigeria

**Printing**
Entreprise d'arts graphiques Jean Genoud S.A.,
Le Mont-sur-Lausanne, Switzerland

**Paper**
Munken Lynx, totally chlorine free (TCF)



Nestlé S.A.
Avenue Nestlé 55
1800 Vevey
Switzerland

www.nestle.com


MAGGI
MAGGI
CUBE


Nestlé
MILO


NESCAFÉ
CLASSIC


Nestlé
نيدو


MAGGI
MAGGI
CUBE


Nestlé
MILO


NESCAFÉ
CLASSIC


Nestlé
نيدو


Nestlé

Good Food, Good Life


Nestlé

Good Food, Good Life

# Management Report 2004


Fortaleza


Meus


EN EL AEROPUERTO


ESCAFÉ








Kids go further
NINHO






Nestlé
TOLL HOUSE


Helena
en Brasilia

# Key figures by product group

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Sales | Beverages | 23325 | 23520 | 21793 | 25.1% |
| In millions of CHF | Milk products, Nutrition and Ice cream | 23376 | 23283 | 23582 | 27.2% |
| | Prepared dishes and cooking aids | 15834 | 16068 | 15878 | 18.3% |
| | Chocolate, confectionery and biscuits | 10774 | 10240 | 10258 | 11.8% |
| | PetCare | 10719 | 9816 | 9934 | 11.5% |
| | Pharmaceutical products | 5132 | 5052 | 5324 | 6.1% |
| | | 89160 | 87979 | 86769 | 100% |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| EBITA | Beverages | 4075 | 4038 | 3867 | 30.6% |
| (Earnings Before | Milk products, Nutrition and Ice cream | 2756 | 2796 | 2682 | 21.3% |
| Interest, Taxes | Prepared dishes and cooking aids | 1712 | 1884 | 1924 | 15.3% |
| and Amortisation | Chocolate, confectionery and biscuits | 1180 | 1047 | 1153 | 9.1% |
| of goodwill) | PetCare | 1418 | 1444 | 1446 | 11.5% |
| In millions of CHF | Pharmaceutical products | 1267 | 1329 | 1532 | 12.2% |
| | | 12408 | 12538 | 12604 | 100% |
| | Unallocated items [b] | (1468) | (1532) | (1634) | |
| | EBITA | 10940 | 11006 | 10970 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Capital expenditure | Beverages | 1004 | 936 | 806 | 24.4% |
| In millions of CHF | Milk products, Nutrition and Ice cream | 495 | 421 | 576 | 17.5% |
| | Prepared dishes and cooking aids | 304 | 251 | 250 | 7.6% |
| | Chocolate, confectionery and biscuits | 285 | 208 | 201 | 6.1% |
| | PetCare | 284 | 254 | 276 | 8.4% |
| | Pharmaceutical products | 101 | 86 | 69 | 2.1% |
| | | 2473 | 2156 | 2178 | 66.1% |
| | Administration, distribution, research and development | 1104 | 1181 | 1117 | 33.9% |
| | | 3577 | 3337 | 3295 | 100% |

# Key figures by management responsibility and geographic area

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Sales | Zone Europe | 28068 | 28574 | 28563 | 32.9% |
| In millions of CHF | Zone Americas | 29293 | 27655 | 27776 | 32.0% |
| | Zone Asia, Oceania and Africa | 14880 | 14432 | 14673 | 16.9% |
| | Nestlé Waters | 7720 | 8066 | 8039 | 9.3% |
| | Other activities [a] | 9199 | 9252 | 7718 | 8.9% |
| | | 89160 | 87979 | 86769 | 100% |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| EBITA | Zone Europe | 3442 | 3561 | 3492 | 27.7% |
| (Earnings Before | Zone Americas | 4189 | 4150 | 4152 | 33.0% |
| Interest, Taxes | Zone Asia, Oceania and Africa | 2564 | 2508 | 2547 | 20.2% |
| and Amortisation | Nestlé Waters | 696 | 782 | 669 | 5.3% |
| of goodwill) | Other activities [a] | 1517 | 1537 | 1744 | 13.8% |
| In millions of CHF | | 12408 | 12538 | 12604 | 100% |
| | Unallocated items [b] | (1468) | (1532) | (1634) | |
| | EBITA | 10940 | 11006 | 10970 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Capital expenditure | Zone Europe | 868 | 925 | 925 | 29.2% |
| In millions of CHF | Zone Americas | 904 | 739 | 813 | 25.7% |
| | Zone Asia, Oceania and Africa | 584 | 541 | 587 | 18.5% |
| | Nestlé Waters | 769 | 647 | 558 | 17.6% |
| | Other activities [a] | 322 | 375 | 285 | 9.0% |
| | | 3447 | 3227 | 3168 | 100% |
| | Unallocated items [c] | 130 | 110 | 127 | |
| | | 3577 | 3337 | 3295 | |

[a] Mainly Pharmaceutical products, Joint Ventures managed on a worldwide basis and Eismann. 2002 and 2003 comparatives also include Trinks

[b] Mainly corporate expenses as well as research and development costs

[c] Corporate and research and development property, plant and equipment


Cécile, Natale






Ramona
et Olivia,


Silvia at




# Table of contents



The brands in italics are registered trademarks of the Nestlé Group

# Letter to Shareholders

Dear shareholder,

2004 was a year which, to a certain extent, lived up to our expectations of more normal trading conditions, compared to 2003, even if there were some unforeseen challenges. There were improvements in much of Asia and Africa, as well as in Latin America. Elsewhere, North America continued to be a buoyant market for us, but in Europe we were handicapped by both slower economic growth and the dramatic contrast between the poor Summer weather of 2004 and the excellent Summer of 2003. This latter issue had a particularly severe impact on the sales of our ice cream and water businesses in that region.

The most significant change in 2004, however, was the reversal in the trend of flat or falling raw material prices, which had lasted several years. In 2004, we experienced rises in almost all our raw material costs, including milk, green coffee and sugar, as well as in crude oil-related costs, including energy and both rigid plastic and flexible packaging.

One issue that remained with Nestlé in 2004 was currency volatility which, for the fourth consecutive year, slowed the growth momentum of Nestlé's sales. Reported sales, in Swiss Francs, declined 1.4% to CHF 86.8 billion, due partly to a negative 3.5% currency impact and partly to the level of divestitures which, at 3.6% of sales, out-weighed that of acquisitions, at 1.2%. There was a positive contribution from real internal growth (RIG), of 2.9%, and from pricing, of 1.6%, which combined to give organic growth of 4.5%, somewhat below our long-term target, but ahead of the food industry.

The delivery of organic growth of 4.5%, even despite negative contributions from our European food and Water businesses, demonstrates the benefit of our strong market positions, whether in emerging markets or the industrialised world, as well as the appeal of Nestlé's brands to consumers around the world.

As evidenced by the sales numbers, and with Nestlé's key strategic gaps now filled, 2004 was a quiet year for acquisitions, with more focus on divestitures. Management could thus focus on the existing business, whether the integration of recent acquisitions or delivering an improved performance from the different markets and product categories.

The Group's earnings before interest, tax and amortisation (EBITA) reached CHF 11.0 billion, a margin of 12.6% of sales. This margin performance was 10 basis points better than 2003. However, the currency situation, and specifically the weakness of the US dollar and related currencies, had a 30 basis points impact on the margin. Constant currency margins therefore improved 40 basis points.

The fuel for margin improvement lies within our savings programmes, Target 2004+ and Project FitNes, which are enabled by the GLOBE program. They exceeded their objective, delivering a total of CHF 1.3 billion of gross savings. Much of these savings were reinvested in higher marketing and input costs. The total number of factories fell from 511 at the start of the year to 500.

Target 2004+, which has reached a successful end, was replaced in January 2005 by Operation EXCELLENCE 2007, with an objective of achieving a further CHF 3 billion of savings over the next 3 years from our manufacturing asset base. This programme will also be enabled by GLOBE, which continues to be rolled out across the world. By the end of 2004, we had implemented GLOBE systems across markets that account for 10% of Group sales, a number which will increase dramatically during 2005.

The Group's net profit increased to CHF 6.7 billion, representing a margin of 7.7% and earnings per share of CHF 17.29.



Rainer E. Gut
Chairman of the Board

Peter Brabeck-Letmathe
Vice Chairman of the Board
and Chief Executive Officer

The Group's operating cash flow was CHF 10.4 billion, or 12% of sales whilst the free cash flow was CHF 6.6 billion, or 7.7% of sales, an improvement over 2003. Net debt fell to CHF 10.2 billion, further underlining Nestlé's AAA credit rating. Nestlé has announced that in view of its strong financial position, it has reviewed the management of its capital structure. As a result, the Board is proposing a dividend of CHF 8.– per share for 2004, representing a 11% increase over that paid for 2003. Furthermore, the Board has approved a share buy back for cancellation programme, with a value of up to CHF 1 billion in 2005. Future programmes could be more significant, but will be subject to market conditions as well as other strategic initiatives, such as acquisitions and divestitures. They will also respect Nestlé's commitment to its AAA debt rating.

Nestlé's development into the leading food, nutrition, health and wellness company made progress during 2004. In particular was the announcement of the creation of two separate units which, together, will bring greater focus and impetus to the implementation of this strategy: firstly, the creation of Nestlé Nutrition, a global business unit, ensures that the nutrition team is 100% focused on our core nutrition business where the consumer's primary purchasing motivation is the claims made by the product; the creation of a Corporate Wellness Unit, meanwhile, with the mission of driving the nutrition, health and wellness orientation across all our food and beverage businesses, ensures that a separate team can focus all its energies on the broader nutrition and wellness opportunity, regardless of the product category.

Whilst Nestlé Nutrition will not be a separate reporting unit until 2006, both initiatives are already a reality and we expect to see a benefit even in 2005 from the more dynamic focus that the two units bring to these two quite distinct opportunities. Otherwise, 2004 was marked by a number of more operational initiatives relating to consumer communication, recipes, research and development, and new products.

There was one departure from the Executive Board in 2004, with the retirement of Mr. Carlos Eduardo Represas. Mr. Represas had an outstanding 36 year career with Nestlé, mainly in the Americas, starting as a trainee in the USA and finishing as the Head of Zone Americas. His great contribution was to implement the concept of regionalisation across the Zone and thereby to improve our competitiveness. As reported in last year's Letter, he has been succeeded by Mr. Paul Bulcke.

There is one new proposal for the Board of Directors, Professor Günter Blobel, who was awarded the 1999 Nobel Prize in Physiology/Medicine and who has been a member of the Nestlé Nutrition Council since 2001.

Looking forward to 2005, we do not expect to see any particular improvement in market conditions in Europe, but we would hope that the strength of our business elsewhere in the world will enable the Group to report a good level of organic growth, in line with our long-term target, as well as an improvement in profitability.



Rainer E. Gut
Chairman of the Board



Peter Brabeck-Letmathe
Vice Chairman of the Board
and Chief Executive Officer

Dear Shareholder,

At the end of 25 years as a Board member and 5 years as Chairman, I would like to share with you my impressions of what has made Nestlé the company that it is today.

My years as Chairman have been marked by significant change within Nestlé. For many outside the organisation, that change is perhaps characterised by our transforming acquisitions in PetCare and Ice cream. For me, however, the greater change has been in the Executive Management of the Group, as many of the incumbents have reached retirement age. One of my main preoccupations over these last few years has been with the Group's human capital, primarily to ensure that we had the appropriate succession plans in place. I have been privileged to be able to travel all over the world, visiting 32 countries, meeting not just Nestlé managers, but people from all areas of our business, from a vast variety of backgrounds and cultures.

My lasting impression, regardless of the diversity of our people, has been one of a common culture, a "family", if you will. But, beyond that, I have been struck, time and again, by the dedication and commitment of our people and by their genuine spirit and warmth. We have people all over the world who, when confronted by war or civil strife, by disease or natural disaster, find themselves in situations beyond the imagination of many of us. In such circumstances, they have been unstinting in their efforts and their enthusiasm, but also in their humanity, often doing so much more than we could have expected.
The most recent example was the spontaneous reactions of many of our people following the tsunami on 26 December 2004. I am not referring to the corporate effort, which was reflected in the provision of food and water supplies, transport and clothing, as well as expertise and funds, but to our people's own compassion and selfless bravery. They used their initiative, without any infrastructure and in appalling conditions, to get to the devastated areas and to search the hotels, hospitals and morgues for missing people, whether their own colleagues or extended family members of Nestlé employees. Working day and night, they succeeded in finding people and in getting them out of the area to safety and relative comfort. Their behaviour was a testament to the humanity and compassion that I have encountered so often in so many different countries around the world.

I know what has made Nestlé the great company that it is today and, as I look forward to 2005 and beyond, I know that they, all 247 000 of them, will remain our single most important competitive advantage. I give them my thanks, not just for their recent contribution, but for my own personal memories, experiences and friendships over the years.

Subsequent to my departure, Mr. Peter Brabeck-Letmathe will combine the role of Chairman of Nestlé with his existing role as Chief Executive Officer. In order to maintain the appropriate checks and balances, two Vice Chairmen of the Board, Mr. Andreas Koopmann, member of the Board since 2003, and Mr. Rolf Hänggi, member of the Board since 2004, will be elected.
Mr. Brabeck-Letmathe has proved a visionary and inspiring leader, and the Board is convinced that his appointment is the optimal way to ensure strategic continuity and long-term value creation for our shareholders. Under his leadership, Nestlé will continue to focus on delivering long-term sustainable, profitable and capital efficient growth.



Rainer E. Gut
Chairman of the Board

# Directors and Officers

Helmut O. Maucher
Honorary Chairman

Board of Directors of Nestlé S.A.

| | Term expires[1] |
|---|---|
| Rainer E. Gut [2,4] | |
| Chairman | 2005 |
| Peter Brabeck-Letmathe [2] | |
| Vice Chairman and Chief Executive Officer | 2007 |
| Andreas Koopmann [2,4] | |
| CEO Bobst Group SA | 2008 |
| Edward George (Lord George) [2,4] | |
| Former Governor of the Bank of England | 2007 |
| Rolf Hänggi [2,3] | |
| Vice Chairman Roche Holding Ltd | 2008 |
| Jean-Pierre Meyers [3] | |
| Vice Chairman L'Oréal | 2006 |
| Peter Böckli | |
| Attorney-at-law | 2008 |
| Nobuyuki Idei | |
| Chairman and CEO Sony Group | 2006 |
| André Kudelski | |
| Chairman and CEO Kudelski Group | 2006 |
| Kaspar Villiger [3] | |
| Former Swiss government minister | 2009 |
| Daniel Borel | |
| Co-founder and Chairman | |
| Logitech International S.A. | 2009 |
| Carolina Müller-Möhl | |
| Chairperson Müller-Möhl Group | 2009 |

Secretary of the Board
Bernard Daniel
Secretary general

Independent auditors
KPMG Klynveld Peat Marwick Goerdeler SA
London and Zurich 2005

Executive Board

at 31 December 2004

Peter Brabeck-Letmathe
Chief Executive Officer
Michael W. O. Garrett [5]
Asia, Oceania, Africa, Middle East
Francisco Castañer
Pharmaceutical and Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs
Wolfgang H. Reichenberger
Finance, Control, Legal, Tax, Purchasing, Export
Lars Olofsson
Europe
Werner Bauer
Technical, Production, Environment, Research and Development
Frits van Dijk [5]
Nestlé Waters
Ed Marra
Strategic Business Units, Marketing
Paul Bulcke
United States of America, Canada, Latin America, Caribbean
Chris Johnson
Deputy Executive Vice President
GLOBE Program, Information Systems, Strategic Supply Chain, eNestlé, Group Information Security
Luis Cantarell
Deputy Executive Vice President
Nestlé Nutrition

1 On the date of the General Meeting of Shareholders
2 Member of the Committee of the Board
3 Member of the Audit Committee
4 Member of the Remuneration Committee
5 Michael W. O. Garrett retires on 30 April 2005 and will be replaced by Frits van Dijk as of 1 May 2005. Carlo M. Donati, member of the Executive Board as of 1 January 2005, became Chairman and CEO of Nestlé Waters as of 18 February 2005



Executive Board (from left to right):

Chris Johnson
Werner Bauer
Michael W. O. Garrett
Frits van Dijk
Peter Brabeck-Letmathe
Ed Marra
Francisco Castañer
Lars Olofsson
Wolfgang H. Reichenberger
Luis Cantarell
Paul Bulcke

For further information on the Board of Directors and the Executive Board, please refer to the Corporate Governance Report 2004, enclosed

# Nestlé people at the heart of Good Food, Good Life


Kerz
Friskies
PURINA


Passion for chocolate

An important job recycling

Proud to sell Nestlé water

Nestlé Waters

Let's go

To your good health

ME GUSTA LA CALIDAD


满足最要紧

and teaching

Nestlé people, passionate about our products, our customers and consumers... all around the world


小憩一会儿


LA ENERGIA
RIGE TODO!


Sempre para frente!





Whenever, wherever, however



# A consistent strategy... value creating... transforming...

Nestlé's four pillar strategy is focused on Operational efficiency, Innovation and renovation, Consumer communication and Product availability.
It touches every part of our activities, all the way from the source, our raw material suppliers, downstream to our customers and consumers. At its heart is the objective of marrying quality with safety, complexity with efficiency, and sales growth with profitability.

Nestlé stands apart in the food industry, differentiated by its categories, the strength of its brands, its scale in the industrialised world and the strength of its positions in emerging markets: these competitive advantages result from decisions taken in the past.

However, it is arguable that Nestlé could better exploit these advantages. Today's strategy is therefore to enable better performance short term, whilst moving the Group to a new dynamic of competitive advantage for the longer term, an advantage more structural than category-focused or geographic.

This strategy has four pillars, all operational, but also visionary. The first pillar is Operational efficiency. The efficiency drive is multi-faceted, covering the supply chain and manufacturing, administrative costs in the markets, central overheads and marketing costs. However, it focuses primarily on business aspects that do not touch the consumer. The factory efficiency programme, Target 2004+, was successfully closed at the end of 2004, achieving savings of over CHF 3.2 billion. It has been replaced by Operation EXCELLENCE 2007, reaching further upstream to our raw material suppliers and downstream to our customers. Meanwhile, Project FitNes continues to reduce administrative costs and will also run through to 2007.

The key enabler for our efficiencies is the GLOBE program (Global Business Excellence) which remains on track and on budget. GLOBE was launched over four years ago better to leverage our skills and size as a strength. As such, it should enable Nestlé to combine complexity with operational efficiency.

GLOBE has three objectives. The first two, to implement best practices and data standards, are at its "heart". All markets are implementing best practices and changing how they manage data to gain early benefits and prepare for fully implementing the GLOBE systems. The third objective, standardised systems to support and sustain the best practices and data standards, is also well advanced. By end 2004, over 10% of Nestlé's Food and beverage business (12 countries, over CHF 8 billion in sales, 31000 users, 80 factories, 114 distribution centres and 129 sales offices) was operating with GLOBE's processes, data and systems. The next two years will see further system implementations encompassing most of Nestlé's Food and beverage business.

The vision behind Nestlé's operational efficiency strategy addresses structure: the Group will focus its local assets on those parts of the business that touch its consumers, whilst regionalising or centralising back-office functions. This will put consumers at the centre of every Nestlé manager's life, and enable them to focus all their energies on their consumers. As such, it is an efficiency drive which should facilitate faster growth.

The second pillar is Innovation and renovation, to keep our products relevant to the consumer, but also to keep ahead of competitors. Innovation also covers packaging, channels and distribution. In fact, it can touch all parts of our business, including our third pillar, Consumer communication.

The main evolution in consumer communication is the move to interactive marketing. Beyond the classical methods and media, we are looking to improve the pay-back, or efficiency, from our spend. Another way we are doing this is by consolidating our media-buying into two agencies. This will enable significant savings, to be reinvested in consumer-touching areas of marketing.

Innovation and renovation and Consumer communication focus on growth. Profitable internal growth is the biggest challenge in the food industry. Why? Because profit requires efficiencies while growth requires investment. At Nestlé, investment focuses on innovation, renovation and marketing with an emphasis in favour of innovation because innovation is at the core of differentiation from competitors, whether branded goods or private label. Marketing is more about emphasising that differentiation; without innovation, marketing can be unfocused, unguided and ineffective.

The last pillar is Product availability, "Whenever, wherever, however". This also directly touches the consumer, as seen in the development of out-of-home consumption and of our sales through smaller retailers and kiosks. It is also at the heart of our drive to improve our representation in the "hard discounter" channel in Europe.

Nestlé's four pillar strategy, enabled by GLOBE, seeks to optimise our cost structure whilst facilitating growth. This will ease Nestlé's move from a complex organisation, weighed down by the costs of complexity, to one that can benefit from its complexity whilst also being efficient. It should, therefore, enable returns commensurate with our position as leader in our industry.

The 40 basis points improvement in constant currency margins, delivered in 2004, reflects the operating improvement achieved within our businesses, particularly in the Americas and Zone Asia, Oceania and Africa.

# Key figures (consolidated)

In millions of CHF (except per share data)

| | | 2003 | 2004 |
|---|---|---|---|
| Sales | | 87979 | 86769 |
| EBITDA Earnings Before Interest, Taxes, Depreciation and Amortisation of goodwill | | 13669 | 13754 |
| as % of sales | | 15.5% | 15.9% |
| EBITA Earnings Before interest, Taxes and Amortisation of goodwill | | 11006 | 10970 |
| as % of sales | | 12.5% | 12.6% |
| constant currency margin improvement (basis points) | | | +40 |
| Net profit | | 6213 | 6717 |
| as % of sales | | 7.1% | 7.7% |
| as % of average equity | | 17.3% | 17.7% |
| Capital expenditure | | 3337 | 3295 |
| as % of sales | | 3.8% | 3.8% |
| Equity before proposed appropriation of profit of Nestlé S.A. | | 36880 | 39219 |
| Market capitalisation, end December | | 119876 | 115237 |
| Free cash flow Operating cash flow less capital expenditure, disposal of tangible assets as well as purchase and disposal of intangible assets | | 6361 | 6640 |
| Per share | | | |
| Net profit | CHF | 16.05 | 17.29 |
| Underlying net profit Net profit before amortisation of goodwill, impairments, restructuring costs, results on disposals and significant one-off items. The tax impact on the above items is also adjusted for. | CHF | 20.23 | 19.33 |
| Equity before proposed appropriation of profit of Nestlé S.A. | CHF | 95.29 | 100.96 |
| Dividend as proposed by the Board of Directors of Nestlé S.A. | CHF | 7.20 | 8.00 |


2000 2001 2002 2003 2004
Sales
In millions 88000
of CHF 86000
84000
82000
80000
81422 84698 89160 87979 86769


2000 2001 2002 2003 2004
EBITA
In millions 11000
of CHF 10000
9000
8000
7000
9911 9987 10940 11006 10970


2000 2001 2002 2003 2004
EBITA margin
In % 13
12
11
10
9
12.2 11.8 12.3 12.5 12.6
Constant currency margin improvement (basis points) +40


2000 2001 2002 2003 2004
Net profit
In millions 7000
of CHF 6000
5000
4000
3000
5763 6681 7564 6213 6717


2000 2001 2002 2003 2004
Earnings per share
In CHF 20
16
12
8
4
14.91 17.25 19.51 16.05 17.29
Underlying – – 18.90 20.23 19.33


2000 2001 2002 2003 2004
Dividend per share
In CHF 7
6
5
4
3
5.50 6.40 7.00 7.20 8.00


2000 2001 2002 2003 2004
Return on invested
capital* 20
In % 16
12
8
4
Including goodwill – – 11.0 11.0 10.9
Excluding goodwill 17.3 17.5 18.9 19.9 19.9

* based on segment reporting


2000 2001 2002 2003 2004
Free cash flow
In millions 6000
of CHF 5000
4000
3000
2000
5599 4938 6278 6361 6640

Nestlé's RIG accelerated in 2004 to 2.9% which, combined with pricing of 1.6%, gives organic growth of 4.5%. This level of growth was enabled by strong performances in the Americas and Zone Asia, Oceania and Africa.

Principal key figures in USD (illustrative)
In millions of USD (except per share data)
Income statement figures translated at average rate;
Balance sheet figures at year end rate

| | | 2003 | 2004 |
|---|---|---|---|
| Sales | | 65460 | 69918 |
| EBITDA | | 10171 | 11083 |
| EBITA | | 8189 | 8840 |
| Net profit | | 4623 | 5413 |
| Equity before proposed appropriation of profit of Nestlé S.A. | | 29742 | 34707 |
| Market capitalisation, end December | | 96674 | 101980 |
| Per share | | | |
| Net profit | USD | 11.95 | 13.93 |
| Equity before proposed appropriation of profit of Nestlé S.A. | USD | 76.85 | 89.35 |

Principal key figures in EUR (illustrative)
In millions of EUR (except per share data)
Income statement figures translated at average rate;
Balance sheet figures at year end rate

| | | 2003 | 2004 |
|---|---|---|---|
| Sales | | 57805 | 56197 |
| EBITDA | | 8981 | 8908 |
| EBITA | | 7231 | 7105 |
| Net profit | | 4082 | 4350 |
| Equity before proposed appropriation of profit of Nestlé S.A. | | 23641 | 25467 |
| Market capitalisation, end December | | 76844 | 74829 |
| Per share | | | |
| Net profit | EUR | 10.55 | 11.20 |
| Equity before proposed appropriation of profit of Nestlé S.A. | EUR | 61.08 | 65.56 |

# Sales
## A strong organic growth performance, in view of tough conditions in Europe

| The composition of sales | – 0 + | |
|---|---|---|
| Organic growth | | +4.5% |
| RIG | | +2.9% |
| Pricing | | +1.6% |
| Acquisitions-divestments | | –2.4% |
| Exchange rates | | –3.5% |

Group sales were CHF 86.8 billion, a decline of 1.4% compared to 2003. The decline was due, on the one hand, to currency volatility, which had a negative impact of 3.5% of sales, and on the other to divestitures, which reduced sales by 3.6%. The positive contributions to sales were acquisitions, at 1.2%, RIG, at 2.9%, and selling prices and residual items, at 1.6%. The combination of RIG and selling prices gives an organic growth of 4.5%.

RIG measures the like-for-like volume growth achieved by Nestlé from one year to the next. It excludes the impact of selling price increases. The organic growth was slightly below our target of 5-6%, but remained a strong performance for a food and beverage company.

It was the fourth consecutive year that the translation of the Group's sales into Swiss Francs has resulted in a reduction in sales. It was, however, the first year since 2001 that divestitures outweighed acquisitions. This reflects the absence of any significant acquisitions, as well as the divestitures of a number of non-core and/or low margin businesses, including Trinks, a sizable distribution business.

2004 Sales [a]
In millions of CHF

| | | Differences 2004/2003 | | |
|---|---|---|---|---|
| | | in CHF | in local currency | 2004 |
| By principal market | USA | +1.1% | +9.5% | 23531 |
| | France | –2.6% | –4.0% | 8306 |
| | Germany [b] | –26.4% | –27.5% | 6128 |
| | United Kingdom | +3.8% | +0.6% | 4550 |
| | Italy | –2.6% | –4.0% | 4387 |
| | Brazil | +2.8% | +5.7% | 2899 |
| | Spain | +2.8% | +1.4% | 2750 |
| | Mexico | +0.6% | +13.9% | 2710 |
| | Japan | –4.6% | –3.1% | 2694 |
| | Canada | –7.7% | –6.6% | 2108 |
| | Australia | +9.3% | +5.4% | 1820 |
| | Greater China (incl. Taiwan) | +4.5% | +13.4% | 1593 |
| | Switzerland | +1.6% | +1.6% | 1482 |
| | Philippines | +3.5% | +16.3% | 1314 |
| | Russia | +5.8% | +7.8% | 1246 |
| | Other markets | +3.7% | [c] | 19251 |
| By continent | Europe | –5.0% | [c] | 36124 |
| | USA and Canada | +0.3% | [c] | 25639 |
| | Asia | +0.6% | [c] | 11093 |
| | Latin America and Caribbean | +2.3% | [c] | 9292 |
| | Africa | +6.2% | [c] | 2393 |
| | Oceania | +9.8% | [c] | 2228 |
| | Total Group | –1.4% | [c] | 86769 |

[a] Sales by market and continent include food and other activities

[b] Decrease of sales mainly due to divestiture of Trinks

[c] Not applicable

# Profitability
## Reported and constant currency EBITA margins improve

Earnings before interest, tax and amortisation of goodwill (EBITA) were stable at CHF 11.0 billion, held back by the relative strength of the Swiss Franc, in particular against the US dollar and related currencies. The reported EBITA margin increased from 12.5% to 12.6%. At constant currency, the margin improved by a further 30 basis points. This constant currency performance, an increase of 40 basis points, gives an accurate picture of the underlying performance of our businesses around the world, foreign exchange volatility being beyond the control of management.

The cost of goods sold declined during 2004, both in actual terms and as a percentage of sales. This improvement was driven in part by acquisitions and divestitures and in part by the Group's cost savings initiatives, particularly Target 2004+. Distribution costs remained unchanged at 8.1% of sales, whilst marketing and administrative costs increased by 70 basis points. This increase was also impacted by acquisitions and divestitures.

Spending on research and development increased by 20 basis points, to 1.6% of sales, reflecting mainly the creation of a Business Technology Centre for GLOBE.

The net profit reached CHF 6.7 billion, or 7.7% of sales, compared with CHF 6.2 billion, or 7.1%, in 2003 and included Nestlé's CHF 1.0 billion share of an exceptional gain at L'Oréal.

Earnings per share were CHF 17.29, compared to CHF 16.05 in 2003.

Our net financing costs were CHF 0.7 billion in 2004, compared with CHF 0.6 billion in 2003. The effective tax rate for the Group for the year was 30.6%, while the underlying rate was 28.2%.

# Return on invested capital, capital expenditure and cash flow

### Return on invested capital

Nestlé's return on invested capital excluding goodwill was unchanged at 19.9% due to currency volatility, in particular the strength of the euro and weakness of the US dollar versus the Swiss Franc, which neutralised the benefit of the improvement in profitability. Including goodwill, the return on invested capital was slightly down at 10.9%. This reflects the inclusion of Dreyer's for the whole year 2004, as compared to only 6 months in 2003.

### Capital expenditure

The level of capital expenditure was unchanged in 2004 at CHF 3.3 billion, or 3.8% of sales. Zone Europe, where the majority of factories are based, received 28% of the spend, with Zone Americas receiving about 25%. Zone AOA received about 18% and Nestlé Waters about 17%. The key projects were for *Nescafé* in Brazil and Thailand, for *Nestlé Aquarel* and PetCare in Europe and for Nestlé Waters and frozen sandwiches in the USA, as well as a distribution centre in Israel.

### Cash flow

Operating cash flow improved from CHF 10.1 billion, or 11.5% of sales, to CHF 10.4 billion, representing 12% of sales in 2004. This was a particularly good performance, in light of the negative impact on cash flows of the weakness of the US dollar and related currencies. Free cash flow increased to CHF 6.6 billion in 2004, or 7.7% of sales, compared to CHF 6.3 billion, or 7.2% of sales in 2003.

# Financial position
# Net debt falls, enabling return of funds to shareholders

The Group's net debt declined from CHF 14.4 billion at the end of 2003 to CHF 10.2 billion at the end of 2004. This reduction in net debt confirms the Group's strong operating and free cash flows, as well as the benefit of our disposal programme. Nestlé has announced that in view of its strong financial position, it has reviewed the management of its capital structure. As a result, the Board is proposing a dividend of CHF 8.– per share for 2004, representing a 11% increase over that paid for 2003. Furthermore, the Board has approved a share buy back for cancellation programme, with a value of up to CHF 1 billion in 2005. Future programmes could be more significant, but will be subject to market conditions as well as other strategic initiatives, such as acquisitions and divestitures. They will also respect Nestlé's commitment to its AAA debt rating.

The net financing cost increased slightly to CHF 0.7 billion, compared to CHF 0.6 billion in 2003, reflecting somewhat higher interest rates in 2004, as well as a poorer liquidity performance in 2004, compared to the strong performance in 2003.

Equity rose from CHF 36.9 billion to CHF 39.2 billion, net of treasury shares, the carrying value of which remained unchanged at CHF 2.4 billion.

The ratio of net debt to equity improved from 38% at 31 December 2003 to 25% at 31 December 2004.

Shares, stock exchange
The Nestlé share price started the year at CHF 309.– and ended at CHF 297.50. This represented an underperformance against the Swiss market and the Dow Jones Stoxx Food & Beverage index.


2000
2001
2002
2003
2004
Capital expenditure
In millions of CHF
4000
3600
3200
2800
2400
Capital expenditure
Depreciation of property, plant, and equipment


CHF
J F M A M J J A S O N D
SMI
Evolution of the Nestlé
registered share in 2004
350
330
310
290
270
6000
5800
5600
5400
5200
Registered share
Swiss Market Index

# Sustainability: fundamental to our long-term strategy

Nestlé's management of its social and environmental impact is based on the Nestlé Corporate Business Principles, available on our website, www.nestle.com. These cover all aspects of our engagement with stakeholders and encompass the ten principles of the United Nations Global Compact.

Nestlé's aim is to create long-term value for our shareholders, consumers and customers, for our people and national economies. A key element of our Principles is that our business should not sacrifice long-term development for short-term profit. Socially responsible and sustainable business practices are not an add-on: they are an essential component of our long-term strategy.



We encourage continuous dialogue between our people and our management to ensure sustainable development of our operations

## Our people

The quality of social relations between a company and its people is a fundamental factor affecting the sustainable development of a business. Nestlé has a long track record in maintaining a positive relationship with its people.

Nestlé's presence all over the world means that we are dealing with social matters in countries with different cultures and labour practices. Our challenge is to ensure that the relationship with our people is governed by a clear policy, which is respected around the world. On the relatively small number of sites where no official union representatives are present, we deploy a policy of dialogue with our staff, or their representatives, to ensure that our employees' needs and aspirations are fully considered.

Our industrial relations policy is widely distributed and is also discussed during seminars and workshops: social issues need to be handled transparently. Even though they are managed at local level, each manager is conscious that his attitude reflects a global policy and that he is responsible for our reputation as a social partner.

Social disputes sometimes arise. Indeed, we will disagree with the demands of unions if their demands are unrealistic. It is not always possible to reach a consensus, and we recognise the rights of unions to defend their interests through appropriate actions based on prevailing laws and practices. In such circumstances, we will continue to maintain and encourage dialogue. The willingness to raise issues and the determination to find long-term solutions is a positive contribution to the sustainable development of our operations and the Group. As in family life, so in industrial relations, it is sometimes necessary to have a discord before being able to build together for the future.

Nestlé's Human Resources Policy states that social disputes should be resolved at local level. This is to ensure that these are dealt with by people who are directly responsible for the solution. It does not prevent us from having a constructive relationship with the International Union of Food Workers. This relationship constitutes a platform to build a common understanding on how excellent relations should be developed between social partners.

We formed a European Workers Council (EWC) before the Directive of the European Union came into force requiring such action. The EWC meets twice a year and is guided by a small steering committee which also gathers twice a year. During these meetings, employees who represent their European colleagues receive detailed information on the evolution of the businesses in Europe, share views on social matters and suggest improvements. We consider that the EWC operates on the basis of a constructive relationship. We continue to consider unions and employee representatives as valuable partners and to encourage permanent dialogue whenever disputes arise.

In terms of health and safety, following the publication of the Nestlé Policy for Health and Safety at Work, we have further reinforced our efforts to promote safe work practices as a top priority throughout the Group. In line with our firm belief that work-related injuries and illnesses can be prevented, we saw a decline in the number of cases by 39% during the period 1999-2003.



Nestlé Brazil helps tens of thousands of children to eat healthier diets, using games, cooking activities, and puppets



The Australian Institute of Sport (AIS) and Nestlé encourage young Australians to lead active, healthy lives





Above and left: The Duchess Club in Nigeria, holds nutrition classes for women who sell food in open-air markets

## Nestlé and the public

Our customer and third-party surveys show that Nestlé enjoys a very high level of consumer trust. We realize that communication with consumers is central to that trust and, in 2004, we revised and amplified our Consumer Communication Principles (found in the Corporate Business Principles and on our website). These guidelines are, we believe, the most comprehensive in the food industry. They contain special guidance on advertising and other communication to children. The Principles forbid communications that might take advantage of children's credulity or undermine parents' authority. We also promote balanced diets and active lifestyles.

For the third year in a row, the 22-country GlobeScan Survey on Corporate Social Responsibility found that Nestlé was one of the three companies most frequently cited by the public when asked to name a socially responsible company. They cited as one of their main reasons the high quality, reliability and safety of Nestlé products. In this survey, an average of 75% of consumers in five southern hemisphere countries said Nestlé is "among the very best" or above average on social responsibility issues. Those countries were Ghana, South Africa, Nigeria, Brazil and Indonesia.

Part of the reason for that trust is our contribution to good nutrition in each country. For instance, in Brazil, we provided nutrition education to 80 000 children in 22 regions through Program Nutrir, an initiative that brings our employees together with organisations to teach good nutrition through games, cooking projects and puppet shows. In Nigeria, we sponsor a national women's group, the Duchess Club which, in 2004, held nutrition classes for its 5000 members, as well as food safety workshops for more than 4000 women who sell food in open-air markets.

This commitment to good nutrition underpins our marketing of infant foods. We follow national implementation of the relevant WHO Code in all countries, and voluntarily implement all parts of the Code in all

**For the third year in a row, a 22-country survey found that Nestlé was one of the companies most frequently sited by the public as socially responsible… 75% of consumers in five southern hemisphere countries said Nestlé is "among the best" or above average on social responsibility issues.**

developing countries. To manage compliance with both the law and the Code, we conduct extensive training and internal and external auditing. We also have an Ombudsman system for internal whistleblowers. We are the only company to prohibit voluntarily the labelling and marketing of any complementary foods for infants (cereals, baby foods in jars, etc.) in developing countries during the first six months of life. We are also the only company that applies the WHO Code in developing countries to those of its "stage 2" follow-on formula products, for children over 6 months of age, which share an infant formula brand.

In 2004, Nestlé commissioned Bureau Veritas, an international auditing company with expertise in social accountability, to carry out an independent review of Nestlé's infant food marketing in three African countries of their choice (South Africa, Nigeria and Mozambique). Bureau Veritas reported a good awareness of and compliance with the Nestlé Instructions and national legislations implementing the WHO Code (for additional information see the Africa Report enclosed with the 2004 Management Report).

### Nestlé's environmental focus on water, climate and energy

Our environmental performance indicators show continuous improvement in the eco-efficiency of our manufacturing practices. These results confirm that, during the 2000-2003 period, we have been able to achieve a decoupling between the growth of our production volume, which amounted to 32%, and our consumption of natural resources. The 2003 indicators cover 90% of our factories that were in operation for the full year. Additional details of our environmental achievements throughout the supply chain, including latest performance indicators, are available at www.environment.nestle.com.

Our environmental performance is driven by the Nestlé Environmental Management System (NEMS), which is aligned with the ISO 14001 international standard and is mandatory for all our operating companies and plants. Water management is one of our top environmental priorities. During 2004, we reviewed the efforts in our factories to protect water. In addition to the many measures to reduce water consumption and to increase awareness, the review demonstrated our continuous pattern of investing an average of CHF 30 million annually specifically to construct and expand wastewater treatment facilities in our factories.

We also reinforced our efforts to save energy and reduce emissions of greenhouse gases. As an example, our factory in Graneros, Chile, converted its air heaters and boilers from oil and coal to natural gas, resulting in annual greenhouse gas savings of 19000 tonnes $CO_2$. With this project, we pioneered the Clean Development Mechanism of the Kyoto Protocol, when we developed the methodology for boiler fuel switching and had it approved by the CDM Board of the United Nations Framework Convention on Climate Change.

As another example, our Himeji factory installed the first liquified natural gas high-efficiency cogeneration plant in Japan for electricity and steam. This new plant uses 19% less fuel than the previous installation and reduces $CO_2$ emissions by 41%, representing an annual reduction of 32000 tonnes of $CO_2$. Nestlé Japan has received the New Energy Award in recognition of this significant innovation.

We continued to pursue our packaging source reduction programme: without compromising product quality, packaging material savings from 1991 to 2004 amounted to 275000 tonnes and CHF 500 million on a worldwide basis.

### Our agricultural supply chain

During 2004 we continued to ensure the quality and safety of our agricultural raw materials. Our initiatives are adapted to sustainable sourcing methods (directly from farmers or through trade) and concentrated on key raw materials such as milk, coffee, and cocoa. In parallel we supported sustainable farming practices and engaged in capacity building programmes at farm level.

| | | | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|
| Nestlé environmental progress | Water consumption | $m^3$ | 8.40 | 7.63 | 6.20 | 5.78 |
| | Energy consumption | gigajoules (GJ) | 3.61 | 3.44 | 3.08 | 2.83 |
| | Waste water generation | $m^3$ | 6.30 | 5.87 | 4.89 | 4.36 |
| | Greenhouse gases | kg $CO_2$ | 191 | 178 | 155 | 142 |
| | Air acidification potential | kg $SO_X$ equiv. | 1.17 | 1.09 | 0.84 | 0.70 |
| | Ozone depleting substances | g R-11 equiv. | 1.17 | 1.07 | 0.33 | 0.30 |
| | By-products/waste generation | kg | 70.4 | 69.5 | 58.3 | 52.9 |
| | By-products/waste recovery | % | 72.6 | 72.3 | 78.1 | 79.7 |

Consolidated environmental performance indicators (EPI's) per tonne of product

In relation to sustainable milk sourcing, we provided further technical assistance to farmers supplying milk to our factories, with over 800 agricultural extension experts helping more than 300 000 farmers. In coffee, numerous projects are helping farmers in sustainable production (e.g. in China, Indonesia, Mexico, the Philippines and Thailand, where this assistance is associated with sourcing). We have also initiated several projects to elaborate sustainable production methods with trading companies (in Guatemala, Nicaragua and Vietnam).

Our efforts to support ecological, economical, and socially sustainable cocoa production are integrated into industry initiatives and co-ordinated with governmental and non-governmental organisations. The programmes concentrate on social aspects and have, as a main target, the possible abuse of child labour in African countries; these programmes are addressed with the International Labour Organisation (ILO) and local governments. We are a founding member of the International Cocoa Initiative working with ILO, unions, and humanitarian organisations to eliminate harmful child labour practices. Nestlé is also active in the World Cocoa Foundation and the International Cocoa Organisation to support sustainable cocoa production by assisting and training farmers in Africa, Latin America, and South East Asia.

The SAI-Platform, the Sustainable Agriculture Initiative of the food industry, is increasingly recognised for its catalysing effect and awareness building on sustainable development in mainstream agriculture. Nestlé is a founding member of this organisation. Further information is available at www.saiplatform.org.

Nestlé and the United Nations Millennium Development Goals for poverty reduction

About half of our factories and employees are in the developing world, and about 3.4 million people (employees, suppliers and their families) earn their living through our business activities. Our long-term business development approach has helped bring substantial numbers of people out of poverty, through improved job skills and better-paying dependable work opportunities. We thus contribute to poverty reduction in poorer countries, first by creating economic development and growth and, second, through social and community programmes that enhance our impact. Three projects are outlined below, selected from over fifty examples of Nestlé's contribution to the UN Millennium Goals to reduce poverty (further information is available at www.nestle.com):

China: Increasing milk consumption – We have helped tens of thousands of dairy farmers meet dramatically rising consumer demand, precipitated by government campaigns to combat malnutrition through increased dairy consumption. As consumer demand rose 100% over the last decade, we worked with farmers to increase production in a safe and sustainable way. Ultimately, we help farmers improve their livelihoods and provide affordable, nutritious milk products to Chinese consumers.

Ethiopia: Clean water for vulnerable populations – Through the Office of the UN High Commissioner for Refugees in Ethiopia, we helped bring clean drinking water to 210 000 people and their livestock in drought-stricken eastern Ethiopia. We have made a substantial investment in the well and pipeline system, and hydrogeologists from Nestlé Waters have worked with UN experts to make the water system productive and sustainable for years to come.

| 2004 | Variation 2000-2004 |
|---|---|
| 5.27 | –37.3% |
| 2.73 | –24.4% |
| 4.26 | –32.3% |
| 133 | –30.4% |
| 0.65 | –44.8% |
| 0.29 | –75.5% |
| 57.4 | –18.4% |
| 77.0 | |



Increasing production of milk to combat malnutrition in China



Improving water supplies to refugee camps in Ethiopia



HIV/AIDS prevention education in Africa

Nigeria and Kenya: Preventing HIV/AIDS – With the Red Cross/Red Crescent Societies, we supported nationwide programmes that educated more than 800000 teenagers about HIV/AIDS prevention. These are in addition to several other nationally-based HIV/AIDS initiatives throughout Africa, Latin America and Asia, and intensive programmes to prevent and treat HIV/AIDS among our own people.

Please read our report The Nestlé commitment to Africa, accompanying this report and available on our website.

Recognition

We have been included for the fourth year in a row in the Dow Jones Sustainability World Index and, for the first time, in the Dow Jones STOXX Index. These indices choose the world's leading companies in good social and environmental practices. Further recognition includes being ranked 19th out of the Global 100 by AccountAbility, 2nd out of 32 by Oekom Research, a AA rating (4th out of 25) by Innovest and Best in Class by Storebrand SRI.

# Zone Focus

2004 was characterised on the one hand by tough trading conditions in Europe for our Food and Water businesses but, on the other hand, by improved conditions, compared to 2003, in Latin America and parts of Zone Asia, Oceania and Africa. Nestlé's success in riding these more positive trade winds, as well as a continued strong performance in the USA, compensated to a great extent for the weaker performance in Europe. This chapter looks in detail at our business in the different parts of the world.

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Zone Europe | Western | 25814 | 26000 | 25751 | 90.2% |
| In millions of CHF | Eastern and Central | 2254 | 2574 | 2812 | 9.8% |
| | Total sales | 28068 | 28574 | 28563 | 100% |
| | Beverages | 4623 | 4901 | 4980 | 17.4% |
| | Milk products, Nutrition and Ice cream | 7514 | 7825 | 7308 | 25.6% |
| | Prepared dishes and cooking aids | 7721 | 7729 | 8038 | 28.1% |
| | Chocolate, confectionery and biscuits | 5102 | 5035 | 5050 | 17.7% |
| | PetCare | 3108 | 3084 | 3187 | 11.2% |
| | Total sales | 28068 | 28574 | 28563 | 100% |
| | EBITA | 3442 | 3561 | 3492 | 12.2% |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Zone Americas | USA and Canada | 19425 | 19089 | 19047 | 68.6% |
| In millions of CHF | Latin America and Caribbean | 9868 | 8566 | 8729 | 31.4% |
| | Total sales | 29293 | 27655 | 27776 | 100% |
| | Beverages | 3646 | 3298 | 3111 | 11.2% |
| | Milk products, Nutrition and Ice cream | 8690 | 8535 | 9240 | 33.3% |
| | Prepared dishes and cooking aids | 5725 | 5906 | 5565 | 20.0% |
| | Chocolate, confectionery and biscuits | 4164 | 3733 | 3691 | 13.3% |
| | PetCare | 7068 | 6183 | 6169 | 22.2% |
| | Total sales | 29293 | 27655 | 27776 | 100% |
| | EBITA | 4189 | 4150 | 4152 | 14.9% |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Zone Asia, Oceania | Oceania and Japan | 4757 | 4497 | 4553 | 31.0% |
| and Africa | Other Asian markets | 6234 | 5819 | 5926 | 40.4% |
| In millions of CHF | Africa and Middle East | 3889 | 4116 | 4194 | 28.6% |
| | Total sales | 14880 | 14432 | 14673 | 100% |
| | Beverages | 5110 | 4770 | 4812 | 32.8% |
| | Milk products, Nutrition and Ice cream | 5995 | 5876 | 5938 | 40.5% |
| | Prepared dishes and cooking aids | 1791 | 1822 | 1889 | 12.9% |
| | Chocolate, confectionery and biscuits | 1441 | 1415 | 1456 | 9.9% |
| | PetCare | 543 | 549 | 578 | 3.9% |
| | Total sales | 14880 | 14432 | 14673 | 100% |
| | EBITA | 2564 | 2508 | 2547 | 17.4% |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Nestlé Waters | Europe | 3504 | 4067 | 3910 | 48.6% |
| In millions of CHF | USA and Canada | 3739 | 3545 | 3610 | 44.9% |
| | Other regions | 477 | 454 | 519 | 6.5% |
| | Total sales | 7720 | 8066 | 8039 | 100% |
| | EBITA | 696 | 782 | 669 | 8.3% |
| | Retail | 6384 | 6727 | 6664 | 82.9% |
| | Home and Office Delivery (HOD) | 1336 | 1339 | 1375 | 17.1% |
| | Total sales | 7720 | 8066 | 8039 | 100% |

| | | RIG | OG |
|---|---|---|---|
| RIG and Organic growth (OG) | Western | –1.6% | –1.1% |
| | Eastern and Central | +1.2% | +7.9% |
| | Zone Europe | –1.3% | –0.4% |
| Change in the average value of key currencies versus CHF | EUR | | +1.5% |
| | GBP | | +3.2% |

# Zone Europe (EUR)

Sales and profitability

Europe experienced difficult trading conditions due to limited economic growth, higher household savings and an increased price competition among retailers.

In such an environment our sales were maintained at CHF 28.6 billion, essentially due to the strength of the euro against the Swiss Franc. The organic growth of –0.4% was generated by positive price adjustments of 0.9%, which partly compensated the negative RIG of 1.3%. This RIG performance was distorted by our ice cream business, which was severely affected by the adverse weather during the summer season, contrasting with the extraordinarily good conditions which prevailed in 2003. The shortfall of Ice cream hides a positive evolution of the RIG in several key categories, including Culinary, Soluble coffee and PetCare.

The Zone's EBITA was CHF 3.5 billion and the margin 12.2% in 2004. The successful achievement of savings through productivity and structural cost improvements within our industrial and administrative set-up could only partly offset the negative impacts of increased trade spend, brand support and reduced growth. The main profit shortfall was in Ice cream whereas the most marked improvements in profitability were in Chocolate and confectionery, Culinary and Frozen food.

Western Europe reached an organic growth of –1.1% and a RIG of –1.6%. Germany and France, Nestlé's two biggest European markets, with about one third of the Zone's sales, felt the greatest impact from the consumer climate and increasing price competition amongst retailers. Their performance was hindered, also, by the impact of their large ice cream businesses. Elsewhere, excluding the negative impact of Ice cream, most markets, particularly Spain, Italy and the Nordic Region, achieved a positive organic growth.

In Eastern and Central Europe the organic growth was 7.9%, close to the performance achieved in 2003, with a positive evolution recorded in most countries. Russia achieved a positive organic growth, but was held back by the disruption caused by the need to implement our own distribution and sales organisation and the associated significant stock adjustments. Among the other countries, there was particularly good growth in Ukraine.

Zone Europe succeeded in maintaining its strong positions in most product categories, even despite the difficult trading conditions. This underlines the strength of our strategic brands and reflects our determination to give continuous strong support to our key innovations and renovations, brands and value drivers. Among several initiatives the following were highlights:



The Orbe site in Switzerland unites the Product Technology Centre for coffee, the world's most advanced factory for soluble coffee *(Nescafé)*, and the new *Nespresso* factory, producing for consumers worldwide

In Confectionery, Italy launched a new gifting assortment for speciality shops under the *Perugina* brand. In Spain there was a continued dynamic development of the *Caja Roja* range, as well as the successful launch of the wafer snack. The launches of *Cailler* premium tablets in Switzerland and the roll-out of *Kit Kat* in Poland and Ukraine were also successful. In the UK several new initiatives on *Kit Kat* reinforced the brand as consumers' favourite choice for a break, the best example being the launch of *Kit Kat Editions.*

In PetCare, we delivered an excellent performance from our premium and super premium products, such as *Pro Plan, ONE, Gourmet* and *Baker.*

In Beverages, new technologies were rolled out giving improved aroma and taste in *Nescafé* soluble coffee and improving the creaminess and "coffeeness" in *Nescafé* Cappuccino. Both product improvements have enabled us to enhance our leadership in this product category.

In Culinary products, we launched *Thomy les Sauces* in Germany and Switzerland, *Envie de Sauces* under the *Maggi* brand in France and *Maggi Feel Good,* which was mainly a range of soups, in Germany. Also, we have continued the successful roll-out of *Nestlé* and *Herta* dough products.

In Frozen food, we recently launched a new concept of microwavable snacks, *Maggi Hot Pockets.* This initiative started towards the end of 2004 in France and will be extended to other markets in 2005.

In Chilled dairy, we have rolled out our new *Nestlé Sveltesse* range and launched the *Geste Minceur* drink.

In Ice cream, the third quarter saw the relaunch of the *Mövenpick* range in Germany. We also acquired the Finnish Valio ice cream business. This acquisition complemented our Nordic ice cream business and put Nestlé in the number one position both in Finland and in the overall Nordic region.

In the Out-of-Home channel the main initiative was the launch of a new easy-to-use beverage system for *Nescafé,* aiming at convenience shops and small businesses.

We enlarged our branded product offer to take advantage of the growth potential resulting from increasing consumer acceptance of Hard Discounters and were successful in expanding our presence in this channel.

We continued our strategy to divest non-strategic activities and brands, with the sale of our milk powder business in the Netherlands, our potato based businesses in the Netherlands and Germany, as well as our



Above: The tasting kitchen in the *Maggi* factory, Singen, Germany, controls the sensory quality in day-to-day production of Culinary products
Right: *Stouffer's* frozen food factory in Springville, Utah, USA

chocolate business under the *Goplana* brand in Poland. In August we sold the Eismann Group of companies. Eismann delivered frozen food to private households and, as such, did not constitute a strategic priority.

Operational efficiency

Cost savings in all sectors of the organisation enabled us to keep total fixed costs at the same level as in 2003. In production, the main benefit of Target 2004+ was a considerable decrease in our cost base through increased line efficiencies and the disposal or closure of eleven factories, particularly in Dairy, Chocolate, Culinary and PetCare. In administration, we further improved "white-collar" efficiency in all major markets through Project FitNes.

The creation of a European purchasing organisation for important materials, initially for twelve markets, delivered its first savings in 2004. This organisation will be extended both in terms of geographic and materials coverage.

Outlook

The consumer climate and competitive environment are not expected to change in 2005. In this context, our key focus will be to protect margins while reinforcing our market shares in our key product categories.

The cost savings initiatives will protect our margins and increase funds for generating growth through key innovations, brands and value categories.

We aim to take advantage of our solid platform in Central and Eastern Europe to generate substantial growth in countries where consumption rates are rising and markets are growing. In highly competitive markets of Western Europe growth should mainly come from our focused efforts in innovation and renovation as well as from our expansion into differentiated sales channels.



| | | – 0 + | RIG | OG |
|---|---|---|---|---|
| RIG and | USA and Canada | | +4.4% | +6.2% |
| Organic growth (OG) | Latin America and Caribbean | | +5.8% | +10.7% |
| | Zone Americas | | +4.8% | +7.7% |
| | | ▭ RIG ▭+▭= OG | | |
| *Change in the average value of key* | USD | | | -7.7% |
| currencies versus CHF | BRL | | | -2.7% |
| | MXN | | | -11.7% |

# Zone Americas (AMS)

Sales and profitability
2004 has been a year of exceptional progress for Zone Americas, with sales growth above the industry average. Organic growth reached 7.7%, comprised of 4.8% RIG and 2.9% pricing. In spite of the 8% devaluation of the US dollar against the Swiss Franc, sales for the year reached CHF 27.8 billion, slightly ahead of 2003.

The Zone's EBITA margin was 14.9%, the slight decline from 15.0% reflecting the inclusion of Dreyer's for a whole year, which masks an operating improvement elsewhere in the Zone.

The organic growth performance, which included Dreyer's Grand Ice Cream Company from July to December, was made possible by good performances from both our North American and Latin American businesses, with 6.2% and 10.7% respectively.

In the USA, RIG was particularly strong in Performance nutrition, due to the growth of the *PowerBar* and *Pria Carb Select* offerings, and in Infant nutrition with *Nestlé Good Start,* whilst the Frozen food category accelerated after a slow start. There were exceptional performances in this category from *Stouffer's* and *Stouffer's Lean Cuisine,* both of which have been repositioned more competitively in the dynamic US food market. The performance of *Hot Pockets* was fueled by launches of "low carb" *Lean Pockets Ultra, Pot Pie* and fruit pastries. In Ice cream, Dreyer's delivered exceptional RIG, inspired by the successful launch of slow churned *Dreyer's Grand Light.* We were also able to expand our *Nesquik* ready-to-drink vending machines in schools, increasing children's access to milk.

The PetCare operations in North America returned to more normal levels of growth, after a slow 2003, with RIG driven by significant innovation and renovation, and pricing by the need to recover higher commodity costs. This strong sales performance enabled an improvement in PetCare margins, despite the raw material pressures. *Beneful Healthy Weight Management* was one among many innovations in 2004, as was *Pet Promise,* a line of organic pet food giving us a presence in the natural food channel. Our business in Latin America has been impacted by the BSE issues at the end of 2003, but our priority brands have shown strong growth, and the *Beneful* brand was successfully launched in Brazil and Mexico.

In Canada we increased our leadership position in Confectionery, with new product launches including *Aero Caramel.* Infant nutrition had another year of outstanding growth with a strong performance from *Nestlé Good Start,* whilst Frozen food was impacted by the BSE related embargo. In Foodservices we sold our potato business to McCain Foods.



In the *Stouffer's* factory experienced line-operators take pride in creating products that meet consumer expectations

Our Latin American businesses were able to recover from the difficult economic conditions experienced in 2003, with a much stronger RIG of 5.8%, compared to –3.8% for 2003. Pricing was not at the dramatic levels seen in 2003, but contributed 4.9% to give an organic growth of 10.7%.

In Brazil, we achieved a good acceleration in growth and profitability after a slow start, driven by the application of the four pillar strategy and aided by the recovery in the economy. Most businesses, in particular Chocolate, Dairy, Infant and HealthCare nutrition, performed well. In categories where there was particular competitive pressure, such as Soluble coffee and Powdered beverages, we have plans in place to defend our leadership.

The performance in Mexico was once again outstanding. We achieved further growth and excellent margins, driven by a focus on a fast rotation of products at point-of-sale, focused marketing support and significant innovation and renovation. All categories contributed to the performance, particularly Soluble coffee and Chocolate. Chocolate's performance was improved by our new direct store delivery system, which will be developed to fuel growth in other categories. *Kit Kat Chunky* was successfully launched in Mexico.

Dairy Partners Americas (DPA), our joint venture with Fonterra, has been extended and now covers five countries. Significant progress was made towards securing a cost competitive supply of fresh milk and milk ingredients and building strong positions in chilled and liquid milk products. Currently, the individual joint ventures of the alliance cover thirteen sites and source over 2.5 billion litres of fresh milk.

The Zone's sales performance was founded on the four pillar strategy. We established a dynamic innovation and renovation platform, focused on core brands and fed by proprietary consumer insight, supported by leading edge technology and Research and Development competence. This benefited from markets having been clustered together so they can share and accelerate development and launch activities regionally where appropriate. The availability (whenever, wherever, however) pillar was addressed through channel-specific launches, a broadened distribution network, increased direct store delivery and an emphasis on out-of-home consumption. We focused on improving the quality and effectiveness of both our communications and our investment in communication. We are consolidating our media buying and planning, whilst our shared services will leverage scale and efficiency across all consumer promotions and syndicated services.



Operational efficiency

The Zone's margin performance reflected our successful drive to lower costs in 2004 through operational efficiencies. This optimisation of our production infrastructure will continue as we create focused, competitive, specialised factories. The Group-wide initiatives, Target 2004+ and FitNes, have driven costs out of our system and will remain an area of focus in the future. We are leveraging our significant scale in the Zone and gaining efficiencies through a common purchasing approach that touches every spend category, utilising a network of experts. We are establishing shared service centres in North America and Latin America to allow our business units to focus on generating growth and market share. We have also divested basic food manufacturing activities such as cocoa processing, chocolate mass-making and basic milk powder.

Outlook

Our actions in 2004 have been driven by the four pillar strategy and guided by the three objectives of Growth, EBITA improvement and market share gains. Our 2004 performance demonstrates that our approach delivers results. In 2005, consumers will continue to be at the centre of our activities as we strive to deliver on their needs through our brands, products and know-how. With this focus, a favourable economic environment and the platform established through the four pillars, we expect a continued strong performance from the Zone.


NESCAFE
NESCAFE
100F
100F

| | | – 0 + | RIG | OG |
|---|---|---|---|---|
| RIG and | Oceania and Japan | | +0.7% | +0.4% |
| Organic growth (OG) | Other Asian markets | | +7.5% | +10.6% |
| | Africa and Middle East | | +4.6% | +8.8% |
| | Zone AOA | | +4.6% | +6.9% |
| | | ▭ RIG ▭+▭= OG | | |
| Change in the average value of key | | | | |
| currencies versus CHF | JPY | | | –1.6% |

# Zone Asia, Oceania and Africa (AOA)

Sales and profitability
2004 was another challenging year for the markets of Zone AOA, with political crises in Iraq and Central West Africa Region, natural disasters in Asia, rising raw material costs and high oil prices. Despite these difficulties, sales amounted to CHF 14.7 billion. RIG improved considerably compared to last year and the Zone finished the year with 4.6% and with an organic growth of 6.9%.

The Zone's EBITA margin reached 17.4%, unchanged compared to 2003. Zone AOA has suffered from higher input costs, especially milk prices, but most of the increases have been passed on to consumers. The remaining cost increases have mainly been compensated by the on-going saving initiatives.

Japan saw a general improvement in macroeconomic indices. However, it was not an easy year for the food industry as a new rule on consumption tax drove retailers to seek price reductions from manufacturers. Until June, Nestlé Japan's performance was above expectations, but exceptionally hot weather in the summer months affected the sales of *Nescafé* soluble coffee and creamers. On the other hand, there were good performances from liquid beverages and confectionery.

The retail environment in Oceania Region continued to be challenging, with major retailers competing aggressively, seeking to re-engineer their supply chains to reduce cost bases and stepping up their private label strategies. However, Oceania achieved positive RIG through a continuing focus on innovation and on growing in channels outside of supermarkets. Profit margins also improved, with saving initiatives more than compensating for an increased spend on brands.

The Greater China Region, which reported a double-digit RIG, continues to achieve sustainable profitable growth in all channels. Its strong performance resulted from its efficient supply chain, continuous innovation and renovation and expansion of the breadth and depth of its distribution, as well as efficient and effective communication of the powerful *Nestlé* brand. Continuous progress is being made in all businesses and channels across this massive, diverse and highly competitive market.

It has been a difficult year for Nestlé Philippines. Uncertainties due to the presidential election impacted the first half, and the difficult trading environment continued into the second half. Increasing inflation and a heightened awareness of the country's economic and fiscal difficulties resulted in lower consumer confidence. Despite this,


Nestlé

Above: The Shuangcheng factory for milk products was Nestlé's first factory in China. Built in 1990, it employs 990 workers, buys milk from some 22 000 farmers and benefits directly or indirectly about 100 000 people in the local community
Left: In Africa, pushcart-vendors ensure the availability of *Nescafé* to local consumers, wherever, whenever, however

and two rounds of price increases necessitated by higher input costs, Nestlé Philippines registered strong growth, particularly in the second half of the year. Market shares were maintained or increased.

The South East African Region's business climate was characterised by steady growth, lower inflation and interest rates and a more stable exchange rate. We achieved a solid RIG due to good performances in Nutrition and Shelf stable dairy. Profitability increased due to the good sales growth, effective cost control and improved efficiency.

The Malaysia-Singapore Region benefited from an economic recovery, and we out grew most Food and beverage companies, whilst also increasing our EBITA margins. Emphasis was put on reducing stocks-in-the-trade, in conjunction with a strong innovation and renovation drive.

The Middle East Market again produced solid sales growth, despite the unstable situation in Iraq, the Palestinian problem and security issues in Saudi Arabia. This performance was achieved not only in the Gulf countries, whose economies were helped by high oil prices, but also in Syria, Jordan and Lebanon, where the highest growth rates were recorded. In Iran, we completed our first full year of operations and met our expectations.

In the South Asia Region, it was a year of successive blows to consumer confidence: erratic monsoons in India, floods in Bangladesh, and political turmoil mostly in Nepal, but also in India and Sri Lanka, which both elected new coalition Governments, temporarily slowed the rate of economic expansion. Nonetheless, we deepened distribution, defended and developed category leadership and maintained tight cost control. As a result, internal growth was in line with GDP growth, whilst profitability was healthy, above that of the regional competitors. At the end of the year the region was struck by the tsunami, with devastating consequences for many communities. Although there was no major direct impact on our business, our local organisations were confronted by significant challenges to which they responded in an exemplary fashion. In fact, their efforts went way beyond any corporate imperative and were a wonderful reflection of their own generosity of spirit.

The Indochina Region achieved satisfactory results for the year, led by strong growth in Ice cream, while other key product categories improved or maintained their market share in the region. Our greatest challenge in the second half of the year came from cost increases in raw and packaging materials, aggravated by a temporary government restriction on selling price


Nestlé

Above: Nestlé milk collection centre in China
Right: *San Pellegrino spring, in the North of Italy*

increases for many products. The fundamentals of our business in Indochina are very strong and we expect to benefit from continued economic growth.

In Turkey, the progress made towards EU accession, as well as improving economic conditions, brought stability and confidence to the market. After the sale of the Chilled dairy business, we accelerated to high double-digit RIG and made major gains in profitability. The outlook for continued accelerated profitable growth is very promising, as strong market positions have been achieved in most key categories.

Operational efficiency

Zone AOA Supply Chain was created during 2004, located in Bangkok, to drive supply chain performance improvements throughout the Zone. In the technical area, meanwhile, projects in ASEAN and Oceania have been completed to design the optimal structures for the technical management at corporate and factory level, and to enhance shared services. We are also taking advantage of our ASEAN Industrial Structure to undertake regional projects with a common systematic approach to understanding consumers and to enable a business strategy and alignment for innovation and renovation, leading to the most efficient use of the industrial structure.

Outlook

Considerable savings have already been attained in manufacturing, through the Target 2004+ initiatives and high performance factory projects. Therefore future profit increases will be generated by solid growth, based on continuous innovation and renovation and on the enormous potential Zone AOA has due to the expected increase in population.

Ageing populations and obesity are also relevant in Zone AOA. Our re-orientation towards a food, nutrition, health and wellness company should provide the foundation to develop products addressing these issues.



| | | – 0 + | RIG | OG |
|---|---|---|---|---|
| RIG and | USA and Canada | | +14.8% | +9.7% |
| Organic growth (OG) | Europe | | –9.3% | –8.4% |
| | Other regions | | +7.6% | +9.1% |
| | Nestlé Waters | | +2.4% | +0.6% |

▭ RIG ▭+▭= OG

# Nestlé Waters

Sales and profitability
Sales remained almost unchanged, at CHF 8.0 billion. Organic growth was 0.6%, of which RIG was 2.4% and pricing –1.8%. This low level of growth was the main reason for the fall in profitability. The EBITA margin decreased from 9.7% of sales to 8.3%.

Nestlé Waters' RIG achievement in 2004 was very different from region to region. Whilst North America returned to the excellent growth of two years ago, Europe was sharply negative due to the poor summer weather. With Europe representing about half of Nestlé Water's sales, it was inevitable that the total growth rate would be impacted. Middle East, Africa and Latin America contributed positively.

We decreased selling prices in certain markets as part of our strategy to defend our market share for specific brands. The most important instance was in the large North American market, where we were able to more than compensate for the lower pricing through increased efficiencies, savings in overhead costs, significantly increased volumes and market share. On the other hand, we increased prices in some parts of Europe, the Middle East, Africa and Latin America.

Nestlé Waters entered the expanding retail and Home & Office (HOD) markets of South Korea and Indonesia through joint ventures with the Pulmuone Group and The Coca-Cola Company. Our entry into those significant markets is consistent with our strategy of strengthening our business in markets which should offer a high level of profitable growth.

The weak performances of several of our local and international brands, particularly in Europe, were partly offset by the strong development of the *Nestlé* branded waters. *Nestlé Pure Life* and *Nestlé Aquarel* continued to deliver strong growth rates in most of the 34 markets where they operate, with annual sales surpassing CHF 600 million, or 2.2 billion litres, and with combined growth above 45%.

The low level of total organic growth was the key adverse influence on profitability, as it was only partially compensated by our savings initiatives in manufacturing and the supply chain, as well as by containment of fixed costs. The cost of PET, our main raw material, which is linked to the oil price, rose considerably during the year and, again, was only partially mitigated by good purchasing management. In addition, the unfavourable evolution of exchange rates, in particular the US dollar versus the euro, penalised our exports from France and Italy. There were also one-time costs


Poland Spring
24 SportPACK

Poland Spring's three factories supplied 2.1 billion bottles of water in 2004, making it Nestlé Waters' biggest brand in the United States and Canada

related to the integration of our European HOD businesses, acquired during the three previous years. That integration effort will be concluded during 2005.

The final issue for profitability was our French factories' continuing low productivity, whether compared to our factories elsewhere or to the competition's. We will improve our productivity, and our profitability, in France either through a set of corrective measures such as an early retirement plan and a new company structure, or through the divestment of certain brands.

United States and Canada
The North American retail bottled water segment, where we are the market leader, continued to grow well, even if the competitive environment once again pushed prices downwards.

We adjusted our pricing strategy in January 2004 for certain brands, regions and channels in a successful strategy to protect our market share. Overall organic growth reached 9.7%, driven by the 190 basis points positive evolution of our PET market share in all measured markets.

International brands, primarily *Perrier, S.Pellegrino* and *Acqua Panna,* expanded our position in the premium out-of-home segment with double-digit growth rates. Our regional brands, such as *Poland Spring* and *Zephyrhills,* each with a leading position in its territory, also improved their shares. Our value brand, *Nestlé Pure Life,* with coverage across the USA and Canada, played an important defensive role for our regional spring water brands, and contributed strongly to our overall growth.

Our HOD business was essentially flat, reflecting market growth. The HOD market in the US was under pressure from the lower prices in the retail PET segment and from erosion of the profitable cooler rental business. Cost reduction initiatives, new service offerings and higher sales of ancillary products, such as cups and small-format bottled waters, helped to offset the impact of weaker five gallon bottle and cooler rental revenues.

All retail and HOD activities combined, Nestlé Waters North America once again delivered an improved EBITA margin, as well as organic growth of 9.7%.

Europe
The Water industry had a difficult year in Europe: the heatwave of the previous year, which had resulted in record levels of consumption, was followed by poor summer weather in 2004; there was an unprecedented


Poland Spring
24 SportPACK

level of media coverage around Water, not least due to a competitor's withdrawal; there was a move towards lower priced and private label brands, which took share from all the major branded bottlers; and, in Germany, the industry was penalised by the mandatory deposit regulation, which limits the distribution of one-way PET products.

Nestlé Waters' organic growth in Europe was –8.4%, with sales reaching CHF 3.9 billion. The EBITA margin also decreased from the level achieved in 2003. Consumption trends affected our performance across Europe. Our international premium brands, whose main territory is Europe, as well as our premium local brands, were the most heavily penalised by the market's evolution. *Nestlé Aquarel* was our bright spot and, helped by its value price positioning, achieved 40% organic growth.

This was the first full year of the integration process of our European HOD businesses. As part of that process we have cleansed our customer lists, written off bad debts, discontinued service to unprofitable customers and closed depots. As a result, sales growth was slightly negative, but we are confident that the integrated business will contribute significant volume and profit growth, as well as sizeable synergies with our retail business.

Other regions

Our performance in the rest of the world was generally good, although still coming from a relatively small base. The majority of markets in the Middle East, Latin America and Asia showed double-digit growth rates. Particularly impressive were China, Egypt, Brazil and Argentina, all of which achieved organic growth rates above 30%, with our worldwide brand *Nestlé Pure Life* at the forefront. Profitability in these regions improved once again.

Outlook

After the setback in Europe in 2004, we expect the global bottled water market to once again be the fastest growing beverage category in 2005, with high single-digit growth rates. We would anticipate that value growth will lag slightly behind the volume growth, due to the continued movement of consumers toward lower priced offerings.

Nestlé Waters should return to a more normal level of growth, with North America continuing to be the main catalyst, together with the less mature markets of Europe and the emerging countries. Such a performance, together with a continued focus on efficiencies, would ordinarily also lead to an improvement in EBITA margins.

# Leading positions in dynamic food and beverage categories

Nestlé has sustained an average organic growth over the last ten years of about 5%, above the food industry average. This is in part to our geographic spread, discussed in the last chapter, but also due to the categories that we have chosen to be in, our leadership in those categories, either globally or in the most dynamic market for a particular category, and the strength of the relationship between our brands and our consumers.

This next chapter reviews 2004 from the perspective of our product groups, focusing on our performance and the key influencers of that performance, whether internal, such as innovation and availability, or external, such as raw material costs.

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Beverages | Soluble coffee | 8287 | 8046 | 8079 | 37.1% |
| In millions of CHF | Nestlé Waters | 7720 | 8066 | 8039 | 36.9% |
| | Other | 7318 | 7408 | 5675 | 26.0% |
| | Total sales | 23325 | 23520 | 21793 | 100% |
| | EBITA | 4075 | 4038 | 3867 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Milk products, | Milk products | 12339 | 11208 | 10791 | 45.8% |
| Nutrition | Nutrition | 5143 | 5003 | 5223 | 22.1% |
| and Ice cream | Ice cream | 5010 | 6147 | 6557 | 27.8% |
| In millions of CHF | Other | 884 | 925 | 1011 | 4.3% |
| | Total sales | 23376 | 23283 | 23582 | 100% |
| | EBITA | 2756 | 2796 | 2682 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Prepared dishes | Frozen and chilled | 8711 | 9484 | 9212 | 58.0% |
| and cooking aids | Culinary and other | 7123 | 6584 | 6666 | 42.0% |
| In millions of CHF | Total sales | 15834 | 16068 | 15878 | 100% |
| | EBITA | 1712 | 1884 | 1924 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Chocolate, | Chocolate | 8493 | 8155 | 8181 | 79.8% |
| confectionery | Confectionery | 1306 | 1231 | 1205 | 11.7% |
| and biscuits | Biscuits | 975 | 854 | 872 | 8.5% |
| In millions of CHF | Total sales | 10774 | 10240 | 10258 | 100% |
| | EBITA | 1180 | 1047 | 1153 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| PetCare | USA and Canada | 6498 | 5642 | 5661 | 57.0% |
| In millions of CHF | Europe | 3108 | 3084 | 3187 | 32.1% |
| | Other regions | 1113 | 1090 | 1086 | 10.9% |
| | Total sales | 10719 | 9816 | 9934 | 100% |
| | EBITA | 1418 | 1444 | 1446 | |

| | | 2002 | 2003 | 2004 | |
|---|---|---|---|---|---|
| Nestlé FoodServices | Zone Europe | 2849 | 3029 | 3016 | 46.6% |
| (Out-of-Home)* | Zone Americas | 1971 | 1935 | 1804 | 27.8% |
| In millions of CHF | Zone Asia, Oceania and Africa | 1786 | 1577 | 1655 | 25.6% |
| | Total sales | 6606 | 6541 | 6475 | 100% |

| | | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| Alcon | Sales | 4661 | 4579 | 4857 |
| In millions of CHF | EBITA | 1188 | 1243 | 1454 |

| | | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| Associated companies | Nestlé's share of results | 504 | 593 | 1588 |
| In millions of CHF | | | | |

| | | 2002 | 2003 | 2004 |
|---|---|---|---|---|
| Pharmaceutical and | Nestlé's share of sales | 471 | 473 | 467 |
| cosmetic joint ventures | | | | |
| In millions of CHF | | | | |

* Nestlé FoodServices' sales and results are also included in the relevant product groups

# Beverages

## Consumers benefited from an even better *Nescafé* experience, following a relaunch of the world's most popular soluble coffee, whilst its cappuccino variants and *Nespresso* continued their rapid expansion, both delivering double-digit growth around the world.

| Sales split* | Zone EUR | 4980 |
|---|---|---|
| In millions of CHF | Zone AMS | 3111 |
| | Zone AOA | 4812 |

* excludes Nestlé Waters and sales within Other activities

| | | RIG | OG |
|---|---|---|---|
| RIG and Organic growth (OG) | Soluble coffee | +2.1% | +2.3% |
| | Nestlé Waters | +2.4% | +0.6% |
| | Total product group | +2.7% | +2.5% |

■ RIG ■+□= OG

Sales reached CHF 21.8 billion. RIG was 2.7% and organic growth 2.5%. The EBITA margin rose to 17.7% of sales, helped by the disposal of Trinks.

Green coffee saw a significant increase at the end of the year. As outlined in last year's Nestlé Coffee Report, we are working actively with all partners in the long chain from "tree to cup" to alleviate the difficult situation for coffee farmers. We believe that by working together, we can bring more farmers to a sustainable production level: sustainable from an economic, social, and environmental point of view.

Pilot projects with trading partners are under way in coffee growing countries, and we are supporting efforts to achieve a Common Code for the Coffee Community in the area of sustainability.

This Nestlé commitment towards sustainability in coffee agriculture is long-term. We do not predict short-term results, but we do expect the activities to have a lasting effect – this is all about helping farmers to help themselves.

Nestlé is also focused on increasing the demand for coffee. We have been working through coffee associations to improve the understanding of coffee's positive effect on the human body and to share this new knowledge, particularly with healthcare professionals. Coffee has too often been associated with alleged negative effects. Better communication will enable a more balanced understanding, which should provide consumers with a clearer appreciation of their favourite beverage.

Quality and innovation also play important roles in increasing the demand for coffee. 2004 saw a multi-year Research and Development project concluded with the re-launch of the *Nescafé* premium coffees. In an unprecedented effort, this re-launch was coordinated across all European markets and led not only to better quality for consumers, but also to increased factory efficiency. The last step in this effort was the inauguration of the new soluble coffee facility in Orbe, Switzerland. A second re-launch was of the successful *Nescafé* Cappuccino range across Europe. Both of these activities led to strong growth in the respective product categories. The cappuccino category is achieving double digit growth.

Mexico had a very strong year and is now on a solid growth path following a couple of difficult years. The rest of North America had a slower year, however.

Japan was once again extremely competitive, but was another market which benefited from a major re-launch programme towards the end of the year. We expect to see further benefits from this programme in 2005.

In the chocolate/malt beverage area, 2004 saw much lower cocoa


NESCAFÉ


Paul, London




NESCAFÉ


Ramona et Olivia,
Nesquik


Fortaleza


Nesquik
Meus primos, Verão





powder prices. This has restored some stability to the market.

We achieved strong growth in Zone AOA, spearheaded by *Milo,* which continues to make excellent progress in both developed and developing markets. *Milo* was also introduced in several new markets, notably in Africa. Europe and North America saw a solid performance by *Nesquik* resulting in market share gains.

One of our major initiatives has been to strengthen the nutritional benefits of our brands through multi-market new product launches: *Nesquik Plus* in Europe and the extension of our proprietary branded active benefits, such as *Nesquik* with *Nutri Active B* for Latin America and *Actigen E* in all *Milo* markets and in Brazil for *Nescau.* Other significant introductions have been *Nesquik Junior* in Spain and the relaunch of *Nesquik Syrup* in the US.

*Nespresso* delivered RIG in excess of 30% and sales of about CHF 600 million. This good performance comes despite strong competition in the portioned coffee market, and was achieved as a result of key competitive advantages of *Nespresso*: best in-cup quality combined with high variety and individual choice, as well as machines offering the best technology and high convenience. A further key element was the extension of the range both of coffees, with the launch of its *Lungo* blends, and of machines, in partnership with Miele, Siemens and De Longhi and through *Nespresso Essenza,* a new entry point system.

The *Nespresso* Club and Internet services continue to develop, with a premium *Nespresso* branded magazine and new *Nespresso* boutiques, which now total 34 in 14 countries. *Nespresso Professional* is also expanding rapidly, with an extended coffee offer and new out-of-home distribution channels, guaranteeing that a wider range of consumers are enjoying *Nespresso* wherever, whenever and however.

Beverage Partners Worldwide, our joint venture with Coca Cola, experienced slower growth than in 2003, with RIG of 1.8%, due to the poor Summer in Europe.

# Milk products, Nutrition and Ice cream

## This product category is at the heart of Nestlé's nutrition, health and wellness strategy. Its growth was driven by innovation focused on branded active benefits, on differentiated and segmented consumer benefits and on new technology that looks set to change consumers' perceptions of ice cream.

| Sales split* | | |
|---|---|---|
| In millions of CHF | Zone EUR | 7 308 |
| | Zone AMS | 9 240 |
| | Zone AOA | 5 938 |

* excludes sales within Other activities

| RIG and Organic growth (OG) | | RIG | OG |
|---|---|---|---|
| | Milk products | +2.2% | +5.9% |
| | Nutrition | +5.9% | +8.7% |
| | Ice cream | –1.2% | +0.5% |
| | Total product group | +2.4% | +5.4% |

Sales reached CHF 23.5 billion. RIG was 2.4% and organic growth 5.4%. The EBITA margin dipped to 11.4% of sales, reflecting the inclusion for the whole year of Dreyer's.

Shelf stable dairy delivered a good RIG, as well as market share gains, due primarily to our focus on innovation and renovation.

The *Nido, 1+, 3+, 6+* nutrition system for growing up milks with branded active benefits had an excellent performance, especially in Mexico, Indonesia and Colombia. There were strong sales too in our other milk businesses for children.

In the sweetened condensed milk category, we also registered good growth, specifically in our biggest market, Brazil, due to the launch of an attractively shaped new can.

Our tea creamer business in Pakistan (UHT and powder) and in India (powder), both under the brand *Everyday* have grown strongly.

In coffee creaming, we have delivered a record performance, inspired by the launch of *Latte Creations,* a unique and proprietary foaming coffee creamer, in our biggest markets, the USA and Japan.

In Chilled dairy, the European business is now focused on four key segments: Light, Indulgence, Children, and, of course, Health through the *Sveltesse* brand, which has been rolled out across Europe. This has resulted in a more focused business, with approximately half the number of SKU's and more effective marketing support. We have taken initiatives to improve our financial performance including licensing *LC1* to Müller in Germany and Austria, exiting the Netherlands and Poland, and outsourcing production and distribution in Switzerland to Emmi. We have also sold the Weiding factory and closed the factory in Slaverton. In 2005 we will continue to focus on improving our performance in the market place. Meanwhile, we have seen good progress in Zones AOA and AMS, with record results in Australia and Mexico due to greater focus and to leveraging strong brands, such as *Nido.*

Infant nutrition achieved organic growth above the Group average, driven equally by volume and pricing, with the Americas and AOA the key contributors. We rolled-out products incorporating fat blends based on recent scientific advances and are gearing-up for unprecedented innovation across our product categories and geographic locations in the coming year.

HealthCare nutrition also delivered growth above the Group average, with all regions contributing and Western Europe and Brazil at the forefront. New product launches included varieties of *Carnation Instant Breakfast* in North America, and




Kids go further
NINHO




Helena
Diabetes


Fitness






Silvia at



## The merger with Dreyer's progressed well, delivering double-digit growth whilst also achieving milestones in its integration plan. Key brands such as *Häagen Dazs* and *Dreyer's Grand Light* were at the forefront of this growth.

an extension of *Clinutren* in Europe. Retail pharmacies and home care are the fastest growing channels.

Performance nutrition recorded impressive growth, inspired by the rapid and very successful launch of low carb varieties of *PowerBar* and *Pria*.

The Ice cream business has experienced varied performances around the world, albeit that we have generally been able to improve our market positions. Both Zone Americas and Zone AOA achieved high growth, whilst Europe was impacted by a very poor Summer season, contrasting dramatically with the hot Summer of 2003.

Our growth has been significant in mature ice cream markets such as the USA, Australia and Chile, thanks to strong, well-supported innovation plans. At the same time, we have enjoyed strong sales in countries where there remains high potential for ice cream, such as China, Malaysia, Egypt, Peru and Thailand. The acquisition of Valiojäätelö in Finland delivered leadership in the Nordic countries.

Innovation has continued to be the key growth driver. Particularly exciting was the highly successful launch of the *Slow Churned Dreyer's Grand Light* range in the USA. Through new patented technology, we have brought to market a product which is as light and creamy as standard ice cream, but with half the fat. This proves that consumers will accept nutrition-related products provided there is no compromise on quality and taste. The nutrition opportunity has been addressed around the world with new launches including the *Sveltesse* stick in France, Spain and Portugal, and *Legend Real Dairy* in Canada. Finally, key success stories from the last two years have travelled the world, including *Drumstick Royale* initially launched in Australia, which has reached Chile, Europe, Canada, Malaysia and Mexico.

*Häagen Dazs,* part of our Super Premium range, has had a strong year in the USA, driven by innovation and a new communication campaign. *Mövenpick* is benefiting from its re-launch in Germany and has opened its first parlour in Zurich, "the ice cream gallery". Similarly, *Antica Gelateria del Corso* is starting its geographical expansion with the creation of traditional Italian boutiques serving ice cream with a spatula.

Cereal Partners Worldwide (CPW), our joint venture with General Mills, had another year of strong growth and improving profitability, driven by developing markets in Latin America, South East Asia, the Middle East and Southern Europe. CPW continued to expand its core global franchises of *Fitness, Nesquik, Chocapic* and *Cheerios,* whilst new items included *Fitness Chocolat* in Europe, *Fitness* with yogurt in Mexico and the introduction of the *Fitness* cereal bars in the UK and Central Europe. CPW also launched a new global brand, *Cookie Crisp*, into Asia, Latin America and South West Europe.

Dairy Partners Americas, our alliance with Fonterra, extended to include 8 joint ventures in 5 Latin American countries. Currently, the joint ventures cover 13 sites and source over 2.5 billion litres of fresh milk.

# Prepared dishes and cooking aids

## A broader product range, offering consumers more choice of nutritional and health benefits, including sodium reduction, combined with great taste, was the foundation of growth across the product group. The introduction of *Hot Pockets* to Europe, meanwhile, could create a new food category for consumers.

| Sales split* | Zone EUR | 8 038 |
|---|---|---|
| In millions of CHF | Zone AMS | 5 565 |
| | Zone AOA | 1 889 |

* excludes sales within Other activities

| | | RIG | OG |
|---|---|---|---|
| RIG and Organic growth (OG) | Frozen and chilled | +2.3% | +3.1% |
| | Culinary and others | +1.8% | +4.1% |
| | Total product group | +2.1% | +3.5% |

■ RIG ■+□= OG

Sales reached CHF 15.9 billion. RIG was 2.1% and organic growth 3.5%. The EBITA margin rose to 12.1% of sales.

The global demand for affordable and convenient taste enhancement continued to favour our Culinary business. Excellent growth in Eastern Europe, China, the Middle East, Africa and India was tempered somewhat by a slowing demand in Western Europe. Latin America experienced a resurgence in growth due to effective innovation, while we strengthened our position in Eastern Europe with the acquisition of the *Torchin* business, the leader in the Ukrainian market in mayonnaise, ketchup and mustard.

Our North American frozen food business, the leader in that market, continues to benefit from the double-digit growth of *Hot Pockets.* In the second half of the year, we also experienced a strong resurgence in the growth of *Stouffer's* and *Lean Cuisine.* As the impact from the Atkins' diet diminished, we continued to gain market share through successful renovations of both brands. Our Chilled culinary business also grew. In Europe we have doubled our liquid dough business over the past year as *Nestlé Bake It* continued to perform well and was successfully expanded into new markets.

Looking forward, the September 2004 launch of *Maggi Hot Pockets* into France will create a new segment in Europe in high quality, microwaveable hand-held meals while, in the USA, the launch of *Hot Pockets Sweet Pastries,* and of *Subs* heartier soft bread sandwiches, will continue to support double-digit growth.

Also in the USA, the launch of *Stouffer's Grilled Entrees,* featuring lighter, tastier recipes, and of *Lean Cuisine Spa Cuisine,* featuring more vegetables, will fuel continuing growth by responding to consumer demand for healthier, wholesome eating options.

In Latin America the rapid launch of *Maggi Costilla Bouillon* across Central and South America was a major factor in our solid growth in that region.

*Thomy* dressings were expanded into Germany to respond to increasing interest in salad consumption and we began to extend the *Torchin* brand from mayonnaise products into traditional seasonings and recipe mixes and soups.

Our *Toll House Break and Bake* refrigerated cookie line continued its dramatic share growth, with the most recent innovations adding new holiday seasonal products and minis.

Sodium-reduction programmes are now in place around the globe on the majority of *Stouffer's, Maggi, Lean Cuisine* and *Hot Pockets* product lines. "Trans" fatty acid reduction is also well underway with 90% of our products likely to meet stringent governmental and Nestlé guidelines by the end of 2005.



Nestlé
TOLL HOUSE
soy la cociner



THOMY

HOT POCKETS

Lean Cuisine


My secret for good cooking

Production capacity has been added or upgraded to support the growth of bouillon in Central West Africa, dough in Europe and the USA and chilled salads in Israel, whilst we opened a new culinary factory in Russia. Packaging harmonisation and production cost optimisation programmes are continuing in culinary operations in Europe and Latin America and in our European and North American frozen food operations.

The successful *Maggi Kochstudio* concept has been expanded to a number of new cities in Germany and is regularly adding novel cooking concepts, classes and nutritional advice. This service aspect of the *Maggi* brand is also being expanded in many other countries via websites and consumer service centres. *Lean Cuisine* is enhancing its nutritional support through sponsorship of women's health workshops, wellness fairs and its nutritional advisor role within its website.

In Vietnam, *Maggi* growth has accelerated due to a sales and distribution effort aimed at increasing visibility and placement with the many "hawkers" and other outlets in the traditional fresh markets. Reaching the outdoor market with product and point-of-purchase cooking demonstrations and advertising is an important part of the business development of *Maggi*.

Overall, therefore, 2004 was a positive year, leaving us well placed for further progress in 2005.

# Chocolate, confectionery and biscuits

## The foundation of growth in Chocolate was our innovation pipeline, focused on consumers' desire both for indulgence and for nutritional alternatives to established products. The category benefited also from a return to more normal market conditions, after the raw material cost volatility of 2003.

| Sales split* | Zone EUR | 5 050 |
|---|---|---|
| In millions of CHF | Zone AMS | 3 691 |
| | Zone AOA | 1 456 |

* excludes sales within Other activities

| | | RIG | OG |
|---|---|---|---|
| RIG and Organic growth (OG) | Chocolate | +2.6% | +3.4% |
| | Confectionery | –1.3% | +0.8% |
| | Biscuits | +1.3% | +5.4% |
| | Total product group | +2.0% | +3.2% |

RIG; RIG + = OG

Sales reached CHF 10.3 billion. RIG was 2.0% and organic growth 3.2%. The EBITA margin rose to 11.2% of sales.

Following the difficulties for the chocolate industry in 2003, there was a more stable environment for much of 2004. We have seen solid value growth in all regions, with excellent results in Latin America, Canada and Japan.

We have consolidated our position in our key markets in Western Europe, despite the difficult trade environment. The management team in the UK has put in place a new strategy, and the first results are encouraging, with market share gains and a strong innovation pipeline.

Major highlights of the year include launches under our flagship brand *Kit Kat*. We have introduced the premium priced *Kit Kat Editions* in the UK, whilst new flavours such as Green Tea in Japan, Blood Orange and White Winter in Germany and Chunky Peanut Butter in Canada have all achieved excellent consumer acceptance.

Our other strategic brands also benefited from our strong innovation pipeline, with launches including *Aero Caramel* in Canada and *Butterfinger Crisp* in the USA. *Smarties* tablets were introduced in Europe whilst a new chewy fruit format was launched in the UK. 2004 saw many added value launches under our strong local brands such as *Rossiya* in Russia and *Orion* in the Czech Republic. In Poland, we introduced a new range of indulgent wafers using the *Princessa* brand, whilst a range of *Nestlé* branded wafer snacks were launched across Europe. In Oceania we launched a range of indulgent tablets also under the *Nestlé* brand.

We have re-organised our Research and Development resources to improve the alignment of our product development with specific consumer needs and to establish a stronger innovation pipeline.

The streamlining of our industrial structure has continued during 2004, mainly in Europe and North America. This is tied closely to our worldwide portfolio optimisation effort and our drive to improve manufacturing efficiency. We have also continued to divest under-performing businesses with the clear aim of improving our financial performance. Examples of our on-going focus on branded value-added products were the sales of our cocoa processing activities in York and Hamburg and the Goplana business in Poland.

In the Sugar confectionery category, divestitures of non-core businesses continued throughout 2004 and resulted in a positive contribution to the EBITA margin. We now have a much clearer focus on our core sugar business in markets where it is complementary to the chocolate business. Several markets launched innovations with elements of permissibility and wellness, including sugar-free jellies under the *Allen's* brand in Oceania.

Our biscuit category saw an improvement during 2004 due to the performance in Brazil where we launched portion-pack sandwich biscuits. The continued success of *Cocosette* in Venezuela and the launch of added-value chocolate biscuits in Chile were other notable events. Meanwhile we sold our non added-value biscuit business in Central America.

We will continue to communicate the benefits of good, positive indulgence in chocolate containing noble ingredients, whilst seeking opportunities to support the Group vision for nutrition, health and wellness. The launch of *Kit Kat* low carb and *Rolo* low carb in the UK, and *Crunch* sugar free in the USA, show our commitment to enhance our product portfolio to meet new consumer needs.

Our greater focus on our key markets will continue to drive the competitiveness of our business, and we expect our exciting pipeline of innovations to drive growth in market share and profitability during 2005.




Cécile, Natale




EN EL AEROPUERTO




friends

# PetCare

## Innovation was the keystone of PetCare's success in 2004, whether invigorating favourite brands or creating new market opportunities such as organic foods. The growth in 2004 has confirmed the significant potential for pet food, whether in the industrialised world or in emerging markets.

| Sales split | USA and Canada | 5661 |
|---|---|---|
| In millions of CHF | Europe | 3187 |
| | Other regions | 1086 |

| | | – 0 + | RIG | OG |
|---|---|---|---|---|
| RIG and Organic growth (OG) | Total product group | | +3.1% | +6.2% |

RIG RIG+ = OG

Sales reached CHF 9.9 billion. RIG was 3.1% and organic growth 6.2%. The EBITA margin was 14.6% of sales.

North America's performance benefited from new and renovated products as well as from the overall growth of the pet care category. In Europe, the performance was impacted by the on-going rationalisation of our portfolio, as well as slow category growth and the competitive market. Markets in Latin America and AOA experienced mixed results, with developing markets performing well.

Nestlé Purina is passionately committed to making pets' lives better by providing the best in nutrition, taste and enjoyment. 2004 marked the launch of the corporate strategic brand tagline "Your Pet, Our Passion" in various forms of consumer communication across the globe. Nestlé Purina's quest to provide nutritional excellence for pets through innovation and renovation continued this year with initiatives ranging from broad nutritional renovation of a trusted brand like *Dog Chow,* to the bundling of nutritional benefits that address key health and wellness concerns for indoor cats, to the development of foods that address targeted health issues such as arthritis.

*Purina Dog Chow* has a history of providing consumers with complete, balanced nutrition tailored to dogs' specific dietary needs at each stage of life. In 2004, this brand was relaunched to incorporate the latest in pet nutrition, focused on the "Build, Replenish, Repair" platform – building the digestive system, replenishing vital organs, including a healthy heart, and repairing muscle cells so dogs stay vigorously healthy.

*Purina Beneful* dog food is currently the premium nutrition leader. Both *Original* and *Healthy Weight* formulas have had great success in the USA. *Beneful Healthy Weight Management Formula* provides calorie-smart nutrition and uses high quality protein, including natural soy, to help maintain lean muscle mass during weight loss. In 2004, the brand was successfully launched in Mexico and Brazil, with additional market expansions and line extensions planned for 2005.

2004 marked the launch of products with bundled nutritional benefits that address key health and wellness concerns in addition to providing basic nutritional needs. Examples of bundled benefits are found in *Purina Cat Chow Indoor Formula* and *Purina ONE* Sensitive Systems formulas.

*Purina ONE* provides the nutritional tools pet owners need to proactively optimize their pet's health and long, active life through wellness and special formulas, all backed by the latest scientific research. This year, the brand launched *Purina ONE Sensitive Systems*, the first super premium brand in the dry cat and dry dog categories to offer a product with bundled nutritional benefits to address skin, coat and digestive


Durante la pesca -






Beneful




felix
As Good as it Looks


Rover, St Louis




me some

health issues, three of the main health concerns of the target consumer.

The *Purina Pro Plan* line is formulated to support the protective systems of pets, specifically the immune and digestive systems, and skin and coat, that help keep pets healthy. In 2004, *Pro Plan* introduced ten innovative products in the USA, including *Small Breed Weight Management,* which includes 20% less fat and provides an optimal protein level to help dogs lose fat, not muscle. This is most applicable in markets experiencing a shift in the nature of pet owning, such as Latin America and Asia, where the trend of owning small dogs is on the rise.

Targeted nutritional needs are addressed with *Purina Veterinary Diets*, offered exclusively through vet clinics and including *Joint Mobility Canine Formula*, designed to help increase mobility in dogs with arthritis. It contains a unique blend of nutrients including high levels of long chain omega-3 fatty acids, which work at the cellular level to reduce the inflammatory response in dogs with arthritis, as well as a natural source of glucosamine for joint health and mobility and increased antioxidants to help fight the stresses of ageing. This diet is based on molecular and genetic research conducted by Nestlé Purina scientists in collaboration with Colorado State University.

Today's consumers want the best possible nutrition for their pet. Communicating science and technology in a relevant manner can be a challenge. Two examples of successful consumer communication in 2004 are the *Purina ONE* 30-Day Challenge in the USA and the *Pro Plan* alternative media and merchandising campaigns in Latin America.

The *Purina ONE* 30-Day Challenge encourages consumers to transition their pet to *Purina ONE* for 30 days, rating the six signs of optimal health in their pet both before and after. It was rolled out nationally in the USA via radio endorsement, print, direct mail, in-store displays and product demonstrations, and has resonated extremely well with consumers in the USA. It has been extended in several other markets in Europe, Australia, and Japan.

Innovative merchandising in Argentina and a consumer communication campaign in Mexico have provided branded nutritional information at virtually every point of contact, including path to purchase, traditional and alternative media, and product demonstrations by veterinarians in-store, resulting in increased brand awareness, sales and distribution.

Nestlé Purina is well positioned to meet the continued competitive pressures in the global pet food market place. We will bring innovation into the market in the premium and super premium segments, renovate our portfolio of trusted brands, communicate effectively and expand our presence in markets where we are under-represented.

# Nestlé FoodServices (Out-of-Home)

## Nestlé FoodServices has delivered accelerated growth, benefiting from a segment-specific strategy that has enabled it to develop channels as diverse as education, health and quick service restaurants through its ability to offer perceived freshness, nutritional benefits, and ethnic flavour diversity.

| Sales split | Zone EUR | 3016 |
|---|---|---|
| In millions of CHF | Zone AMS | 1804 |
| | Zone AOA | 1655 |

| | | RIG | OG |
|---|---|---|---|
| RIG and Organic growth (OG) | Zone EUR | –1.2% | –0.7% |
| | Zone AMS | +3.8% | +5.8% |
| | Zone AOA | +6.6% | +7.6% |
| | Total product group | +2.2% | +3.3% |

RIG ■+□= OG

Sales reached CHF 6.5 billion. RIG was 2.2% and organic growth was 3.3%.

Nestlé FoodServices offers professional solutions of unique consumer brands and complementary professional brands to meet the needs of operators in the foodservice industry. It uses customer and consumer insight to develop value-adding food and non-carbonated hot and cold beverage solutions.

2004 has seen a gradual recovery in the industry, after 3 years of decline. The consumer trends, however, remain unchanged: consumers eat more out of home, also in emerging markets, particularly in urban areas. Customers are increasingly seeking customised food, offering perceived freshness, nutritional benefits and ethnic diversity. Among our nutrition, health and wellness initiatives were customized food solutions specific to the education and healthcare markets. We introduced a range of fortifying soups in France for the older generations and *Maggi Wellness* in the Netherlands, whilst Switzerland developed nutritionally balanced frozen menu components. In Portugal we launched *NutriServices* to support our customers, whilst in Germany we successfully introduced allergen and preservative-free frozen and culinary ranges. In Oceania there were gluten-free and added calcium desserts.

Nestlé FoodServices is focused on strategic categories: beverages, led by *Nescafé, Nestea, Milo* and *Nesquik,* and culinary and frozen food, with our leading consumer and professional brands such as *Maggi, Buitoni, Chef* and *Minors.* This focus was reinforced in 2004 through divestitures in non-strategic categories such as mashed potatoes in Germany, USA and french fries in Canada.

During 2004 we grew above the global industry average and also improved profitability. We experienced double-digit growth with beverages in a number of countries, mainly in AOA, Central and Eastern Europe, and Latin America.

There was remarkable growth in the Greater China Region after SARS in 2003, in Indonesia, which has a foodservice focused dairy business, and very good results also in Oceania and South Asia. Soluble coffee and powdered beverages grew well in Malaysia and Israel. Our Japanese Can Vending business recovered following the restructuring initiative in 2003.

Russia, Hungary, Ukraine, the Czech Republic and Slovakia achieved very good results, with soluble coffee driving the growth. In Western Europe the business was stable. Spain and the Netherlands, however, performed well.

In the Americas, the USA delivered a good performance, mainly due to improved customer insight and focus, but benefiting also from disposals and restructuring. Innovation in the USA included the launch of *Trinity,* a unique speciality hot and cold (over ice) liquid concentrate beverage system developed for quick service restaurants.


e chef Hans







We extended our *Nescafé* Top Cup programme to four major markets in Latin America, achieving a significant sales increase per machine, as well as a clear consumer and customer preference over competitors.
In Mexico there was exceptional growth in speciality beverages.

Looking forward, we will continue to build on our strengths and focus on those areas which can be improved. Our customer focus combined with clear strategic categories, selected channels and priority geographies, will further enhance our relevance to the foodservice operators.


NESCAFÉ
En mouvement


Fly to Paris

# Nutrition, at the heart of our business

When Henri Nestlé offered consumers a science-based infant cereal in response to a major nutritional challenge of the late nineteenth century, he founded a company on the sound principles of health and life enhancement, with nutrition at its heart. Nearly 140 years later, we are responding to the nutritional challenges of our day with our strategy for nutrition, health and wellness.


Nestlé
Nutrition




NINHO
NINHO
NINHO


Nestlé
Good Food, Good Life

Nestlé's focus on nutrition, health and wellness is threefold:
_ Nestlé Nutrition strengthens the Company's leadership in the core nutrition business
_ the Corporate Wellness Unit drives the integration of nutritional value-added in our fooda and beverage product groups
_ nutrition, health and wellness are at the heart of Nestlé's actions as a corporate citizen

As we move to occupy fully our position as a food, nutrition, health and wellness company, we are, today, on the threshold of another important transition. First, we are creating Nestlé Nutrition, a global business organisation to strengthen the focus on our core nutrition businesses. Second, we are putting in place the Corporate Wellness Unit to integrate nutritional value-added in our food and beverage businesses. Thirdly, we continue to integrate nutritional thinking into the way we are fulfilling our corporate social responsibility.

Nestlé Nutrition:
Strengthening Nestlé's core nutrition leadership
An important element of our strategy is strengthening our leadership in our core nutrition business. This business can be characterised as one in which the consumer's primary motivation for a purchase is the claims made by the product based on its nutritional content. As such, it lies somewhere between the food and beverage industry and the pharmaceutical industry and has unique defining characteristics. It is based on high-level research and development and requires supporting clinical trials, as well as regulatory know-how.

In order to reinforce our competitive advantage in this core area, we have decided to create an autonomous global business organisation within the Group, effective January 2006, and charge it with operational and profit and loss responsibility for the claim-based businesses of Infant Nutrition, HealthCare Nutrition and Performance Nutrition. Nestlé Nutrition aims to deliver superior business performance by offering consumers trusted, science-based nutrition products and services. It will demonstrate leadership in "claim-first" products and brands, support health and provide care for consumers with special needs at every stage of life.

Corporate Wellness Unit:
Driving nutrition as value-added
The Corporate Wellness Unit will drive the nutrition, health and wellness orientation across all our food and beverage businesses. This is a huge task that goes beyond just reformulating some products or putting icons on packaging. It is a holistic approach that impacts every aspect of our business. It will also encompass a major communication effort, both internally and externally, and will drive a close alignment of our scientific and Research and Development expertise with consumer benefits.

This Unit will be responsible for steering horizontal, cross-business projects that address current consumer concerns, such as the Nestlé response to obesity, as well as anticipating future consumer trends, such as meeting the nutritional needs of an ageing population.

It will also drive the internal nutrition education programmes and employee wellness programmes across different Nestlé markets, including human resources initiatives that reflect a healthy attitude to life.

The unit will assume responsibility for the development and implementation of the 60/40+ process. This proprietary strategic tool is at the core of our innovation/ renovation programme to develop a nutrition value-added



Clear on-pack information ensures that consumers can understand the nutritional content of what they are eating

in the *Nestlé* brand and product portfolio. The 60/40+ process relies on an objective and scientific assessment of the nutritional profile of a product, compared to that of direct competitors, and translates these elements into a communicable competitive product advantage.

Responsible communication

Relevant and credible nutrition communication is the cornerstone for building long-term trust and loyalty with consumers. To this end, we have updated our Corporate Communication Principles, issued a policy on nutrition labelling and health claims and developed clear guidelines to ensure that consumers have a quick and clear understanding of the advantage that every *Nestlé* product offers.

Leading-edge science:
Dialogue with scientific leaders

At Nestlé, science underpins our efforts to develop new products and to improve existing ones with nutritional value-added. To this end, we have aligned our Research and Development efforts with specific areas of consumer benefits. This is especially true of the work carried out at the Nestlé Research Center, where we conduct research in food and nutrition. The NRC is one of the leading research institutes in the world specialising in this field. The work of the NRC provides the basis for product development elsewhere in the Nestlé Research and Development network.

As the centre of our nutritional competence, the NRC goes beyond conducting research. In October 2004, it hosted the first International Nutrition Symposium. Unique in its kind, this symposium brought together scientific leaders from a cross-section of disciplines and from around the world. Over three days, they addressed key issues central to human health and diet in the future. Participants included three Nobel laureates in medicine and physiology: namely, Günter Blobel (Nobel Laureate, 1999), Joseph Goldstein (1985) and Michael Brown (1985).

This symposium is in line with Nestlé's on-going dialogue with leading scientific minds in the areas of nutrition and health. With roots going back more than 25 years, the Nestlé Nutrition Council is a group of international experts which advises Nestlé on nutrition and health issues. Professor Blobel, has been a member of the NNC since 2001. His appointment as a member of the Nestlé S.A. Board of Directors will be proposed to the Ordinary General Meeting in April 2005.

Nutrition, health and wellness:
Part of Nestlé's corporate social responsibility

The Nestlé strategy for nutrition, health and wellness goes beyond products. It is a philosophy that underlies the Group's attitudes and actions as a corporate citizen.

A good example of this is the role that Nestlé is playing in a community health initiative. The Fleurbaix-Laventie Healthville project is a 15-year intervention study conducted in the two towns of Fleurbaix and Laventie in France. Since 1992, and continuing until 2007, Nestlé France has been working with public health authorities, schools, local health practitioners and the local councils towards the goal of preventing childhood obesity. The programme involved building awareness of the issue amongst children and their families. It also involved identifying children at risk. Nutritional information distributed at schools created greater awareness of nutritional issues amongst children, who then brought this learning home to their parents.



From left to right: Messrs Werner Bauer, Joseph Goldstein (Nobel laureate, 1985), Günter Blobel (Nobel laureate, 1999), Michael Brown (Nobel laureate, 1985), Peter Brabeck-Letmathe, and Peter van Bladeren at Nestlé's first International Nutrition Symposium


ENSEMBLE,
PRÉVENONS
L'OBÉSITÉ
DES ENFANTS

The five-year EPODE initiative – "Together, let's prevent childhood obesity" – builds on Fleurbaix and Laventie by extending the Healthville experience to ten other towns in France

How successful was the Healthville project? Between 1992 and 2000, there was no significant increase in the number of obese or over-weight children in these two towns. While there is no control in the strict scientific sense, the prevalence of obesity in children of the same age has doubled elsewhere in the region. The lesson is clear: obesity is avoidable.

Today, the five-year EPODE initiative, "Together, let's prevent childhood obesity", builds on the experience at Fleurbaix and Laventie. In extending the Healthville experience to ten towns, the programme aims to replicate the success, while adjusting the measures taken to reflect different situations. Nestlé in France is one of two private sector partners and the only company from the food industry in the EPODE initiative.

The Healthville project is just one example: around the world we are trying to make a difference, not just through our products, but through our involvement in local communities.

# Products for vision, skin, and beauty

Nestlé owns about 75% of Alcon, which is listed on the New York Stock Exchange. It also owns 26.9%* of L'Oréal, the world leader in the cosmetics industry. L'Oréal and Nestlé have established two joint ventures. The first is Galderma, in the field of dermatology. The second is Laboratoires innéov, in the field of nutricosmetics.

* Considering the share repurchase programme of L'Oréal




Alcon



Alcon products preserve or restore sight, and help maintain eye health. Left, *Travatan,* keeps glaucoma from stealing vision. Centre, the *Infiniti* lens removal system, combined with *AcrySof* intraocular lenses, restores sight damaged by cataracts. Right, *Patanol,* keeps eyes free of the signs and symptoms of eye allergies

## Alcon

Every day of our lives we awake to the possibility of wonderful things. But without the ability to see the beauty of each day, it is more difficult to live healthy and vibrant lives. Alcon is dedicated to preserving and restoring sight, improving vision and maintaining the health of the eye, throughout the world. Clear vision and healthy eyes allow people to maintain their independence and live life to its fullest.

Alcon's products prevent vision loss from glaucoma, restore sight through cataract and retinal surgery and enhance visual acuity with refractive surgery. They also maintain the health of the eye by protecting the retina from harm, treating and preventing eye infections, relieving eye allergy symptoms, keeping contact lenses clean and comfortable and providing relief for dry eyes.

Alcon is, by far, the world's largest eye care company. It has leading market positions in nearly every product category within ophthalmology, a rich research pipeline, a fully established global business and exceptional financial strength. The eye care industry is poised to continue growing because of ageing global populations, increased access to new medical technologies in the developing world and the introduction of novel therapies to treat eye diseases.

In 2004, Alcon's sales increased to CHF 4.9 billion, with organic growth of 11.1%, while EBITA grew 17% to CHF 1.45 billion. Pharmaceutical sales contributed much of this growth, as strong sales of *Travatan* and *Patanol* ophthalmic solutions were bolstered by the success of newer products like *Vigamox* ophthalmic solution and *CiproDex Otic* suspension, both of which had their first full year of sales in 2004. Surgical sales, which account for almost half of Alcon's sales, posted exceptionally high growth as the launch of the company's new *Infiniti* cataract system and continued adoption of the *AcrySof Natural* intraocular lens resulted in market share gains on a global basis. Alcon's consumer business grew faster than the market as *Opti-Free Express* multipurpose disinfecting solution maintained its leadership position in the top ten markets and *Systane* lubricating eye drops reenergized the company's artificial tears product line.

After 34 years of dedicated service and inspiring leadership, Tim Sear retired as Alcon's Chief Executive Officer. At Alcon, Inc.'s 2005 Annual General Meeting he will also be retiring from his position as Alcon's Chairman. Mr. Sear established Alcon's international presence, which today accounts for almost half of the company's sales. He also expertly led Alcon back to the stock market with its partial IPO in 2002. During his seven years as CEO, Alcon sales grew from just under USD 2 billion to almost USD 4 billion. Cary Rayment, a long-time senior Alcon executive, with more than 20 years experience in the eye care industry, has assumed these roles and will lead the most experienced management team in the ophthalmic industry.


VICHY
L'ORÉAL

Left, artistic coloration realised with L'Oréal Professionnel's Majirel in Asia. Right, customised diagnosis in a Russian pharmacy. Within a year, Normaderm has become the first reference of Vichy in Russia

L'Oréal

In February 2004 it was announced that the relationship between Nestlé and L'Oréal would be put on a new basis, following the merger of L'Oréal and Gesparal. As a result, Nestlé's previous 49% stake in Gesparal has become a 26.9% (considering the share repurchase programme of L'Oréal) direct holding in L'Oréal, whilst the Bettencourt family's 51% stake in Gesparal became a 27.5% direct holding in L'Oréal at the end April 2004.

L'Oréal is the world leader in the cosmetics industry. The group manages 17 international brands marketed through all types of distribution channels: L'Oréal Professionnel, Redken and Matrix in hair salons; L'Oréal Paris, Garnier, Maybelline and SoftSheen•Carson in mass-market outlets; Vichy and La Roche-Posay in pharmacies and drugstores; Lancôme, Biotherm, Helena Rubinstein, Giorgio Armani, Ralph Lauren, Cacharel, Shu Uemura and Kiehl's in perfumeries and department stores.

In 2004, the group scored many successes. Its sales reached EUR 14.5 billion, a like-for-like increase of 6.2%. Once again, this was higher than the growth rate of the global cosmetics market. Net profit amounted to EUR 3.63 billion, including an exceptional dilution profit of over EUR 2 billion resulting from the deconsolidation of Sanofi-Synthélabo.

With a presence in more than 130 countries, L'Oréal is continuing its strong geographic expansion. In Asia, the success of Garnier, Maybelline and Vichy is galvanising sales, particularly in China. In Latin America the group is continuing to expand, primarily in Mexico and Brazil. Strong growth has been achieved in Eastern Europe, notably in Poland and the Russian Federation. In Western Europe, the group is continuing to grow, with



La Roche-Posay Laboratoire pharmaceutique innovates with Rosaliac, a daily skincare product for sensitive skin which neutralises redness. It associates two complementary vitamins: $B_3$ and vitamin CG




Loceryl® Nagel





From left to right, *Differin*, a topical drug for the treatment of acne. *Loceryl* lacquer, an antifungal drug for the treatment of nail mycoses. Launching of second product: *innéov hair mass*

good performances in Spain, the United Kingdom and the Scandinavian countries. Lastly, the group has increased market share in many segments in North America, with breakthroughs by Redken for Men and Fructis from Garnier.

Galderma

Galderma, the joint venture between Nestlé and L'Oréal in the field of dermatology, reported sales of CHF 905 million, a decrease of 3%, in a very competitive market, particularly in the USA. In Europe, the difficulties encountered in Germany after the enforcement of new drug regulations were compensated by the very good results obtained in France.

Successes included *Differin*, Galderma's top-selling product, which maintained its leading position in the treatment of moderate acne; *Loceryl*, an antifungal drug, which maintained strong growth, despite loss of reimbursement in Germany; *Metvix* which continued its geographical deployment with new launches in Benelux, Switzerland, and Australia; and *Clobex Shampoo*, the first very high potency corticosteroid in such a formulation, for the treatment of scalp psoriasis, which was introduced on the USA market with great success.

Laboratoires innéov

In 2004, Laboratoires innéov, the joint venture between Nestlé and L'Oréal in the beauty nutritional supplements field, consolidated its leadership on the anti-ageing market in ten European countries thanks to the success of *innéov firmness*.

*Innéov hair mass* is innéov's second product. It has been launched on the main European market segment, hair.

In 2005, the innéov business will be extended to other countries, notably in Eastern Europe, and the range will be expanded with a third product.

For further information, please consult L'Oréal's or Alcon's Annual Report or visit: www.loreal-finance.com, www.alconinc.com or www.galderma.com

# People, products, places

Nestlé has 500 factories in 83 countries around the world. This is a reduction from 511 in 2003. During the year, 15 factories were acquired or opened and 29 were closed or divested. Furthermore the reorganisation of our factories resulted in 1 factory being satellised and 4 becoming stand-alone, to give a net increase of 3. Nestlé employed 247 000 people in 2004, a decrease from 253 000 in 2003.

| | | 2003 | 2004 |
|---|---|---|---|
| Factories by geographic area | Europe | 208 | 197 |
| | Americas | 170 | 164 |
| | Asia, Oceania and Africa | 133 | 139 |
| | Total | 511 | 500 |

| | | 2003 | 2004 |
|---|---|---|---|
| Employees by geographic area | Europe* | 40.9% | 38.4% |
| | Americas | 33.9% | 34.6% |
| | Asia, Oceania and Africa | 25.2% | 27.0% |

* 6594 employees in Switzerland in 2004

| | | 2003 | 2004 |
|---|---|---|---|
| By activity | Factories | 136 | 131 |
| In thousands | Administration and sales | 117 | 115 |
| | Total | 253 | 247 |

| Europe | | Beverages | Milk products, Nutrition and Ice cream | Prepared dishes and cooking aids | Chocolate, confectionery and biscuits | PetCare | Pharmaceutical products |
|---|---|---|---|---|---|---|---|
| Austria | 1 | ○□ | □ | ○□ | □ | □ | □ |
| Belgium | 4 | ○□ | ○□ | ○□ | □ | □ | ○□ |
| Bulgaria | 1 | □ | □ | □ | ○□ | □ | □ |
| Czech Republic | 2 | □ | □ | □ | ○□ | □ | □ |
| Denmark | 1 | □ | ○□ | □ | □ | □ | □ |
| Finland | 2 | □ | ○□ | □ | □ | □ | □ |
| France | 37 | ○□ | ○□ | ○□ | ○□ | ○□ | ○□ |
| Germany | 27 | ○□ | ○□ | ○□ | ○□ | ○□ | □ |
| Greece | 5 | ○□ | ○□ | ○□ | □ | □ | □ |
| Hungary | 4 | ○□ | ○□ | ○ | ○□ | ○□ | □ |
| Italy | 23 | ○□ | ○□ | ○□ | ○□ | ○□ | □ |
| Netherlands | 8 | ○□ | ○□ | ○□ | ○□ | ○□ | □ |
| Norway | 1 | □ | ○□ | □ | □ | □ | □ |
| Poland | 7 | □ | ○□ | ○□ | ○□ | □ | □ |
| Portugal | 6 | ○□ | ○□ | □ | □ | □ | □ |
| Republic of Ireland | 2 | □ | □ | □ | ○□ | □ | ○□ |
| Romania | 2 | ○□ | □ | □ | ○□ | □ | □ |
| Russia | 10 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Slovak Republic | 1 | □ | □ | ○□ | □ | □ | □ |
| Spain | 17 | ○□ | ○□ | ○□ | ○□ | ○□ | ○□ |
| Sweden | 4 | ○□ | ○ | ○□ | □ | □ | □ |
| Switzerland | 8 | ○□ | ○□ | ○□ | ○□ | □ | ○□ |
| Turkey | 2 | ○□ | □ | ○ | ○ | □ | □ |
| Ukraine | 2 | □ | □ | ○□ | ○□ | □ | □ |
| United Kingdom | 20 | ○□ | ○□ | □ | ○□ | ○□ | □ |

| Americas | | Beverages | Milk products, Nutrition and Ice cream | Prepared dishes and cooking aids | Chocolate, confectionery and biscuits | PetCare | Pharmaceutical products |
|---|---|---|---|---|---|---|---|
| Argentina | 9 | ○□ | ○□ | ○□ | □ | ○□ | □ |
| Brazil | 22 | ○□ | ○□ | ○ | ○ | ○□ | ○□ |
| Canada | 14 | ○□ | ○□ | ○□ | ○□ | ○□ | ○□ |
| Chile | 6 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Colombia | 4 | ○□ | ○□ | ○□ | ○□ | ○□ | □ |
| Cuba | 3 | ○□ | ○□ | □ | □ | □ | □ |
| Dominican Republic | 3 | □ | ○□ | ○□ | □ | □ | □ |
| Ecuador | 2 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| El Salvador | 1 | □ | ○□ | □ | □ | □ | □ |
| Guatemala | 1 | □ | □ | ○□ | □ | □ | □ |
| Jamaica | 1 | ○□ | ○□ | □ | □ | □ | □ |
| Mexico | 13 | ○□ | ○□ | ○□ | ○□ | ○□ | ○□ |
| Nicaragua | 1 | □ | ○□ | □ | □ | □ | □ |
| Panama | 1 | □ | ○□ | ○□ | □ | □ | □ |
| Peru | 1 | □ | ○□ | ○□ | ○□ | □ | □ |
| Trinidad and Tobago | 1 | ○□ | ○□ | □ | □ | □ | □ |
| United States | 75 | ○□ | ○□ | ○□ | ○□ | ○□ | ○□ |
| Uruguay | 1 | ○□ | □ | □ | □ | □ | □ |
| Venezuela | 5 | ○□ | ○□ | ○□ | ○□ | ○□ | □ |

| Asia, Oceania and Africa | | Beverages | Milk products, Nutrition and Ice cream | Prepared dishes and cooking aids | Chocolate, confectionery and biscuits | PetCare | Pharmaceutical products |
|---|---|---|---|---|---|---|---|
| Australia | 12 | ○□ | ○□ | ○□ | ○□ | ○□ | □ |
| Bahrain | 1 | ○□ | □ | □ | □ | | □ |
| Bangladesh | 1 | ○□ | ○□ | □ | | | □ |
| Cameroon | 1 | ○□ | ○□ | ○ | | | □ |
| Côte d'Ivoire | 2 | ○□ | ○□ | ○ | | | □ |
| Egypt | 4 | ○□ | ○□ | ○ | ○□ | | □ |
| Fiji | 1 | □ | □ | ○□ | ○□ | | □ |
| Ghana | 1 | ○□ | ○□ | ○□ | □ | | □ |
| Guinea | 1 | □ | □ | ○□ | □ | | □ |
| India | 6 | ○□ | ○ | ○ | ○ | | □ |
| Indonesia | 10 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Iran | 1 | □ | ○ | | □ | | □ |
| Israel | 10 | ○□ | ○□ | ○ | ○□ | □ | □ |
| Japan | 3 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Jordan | 1 | ○□ | □ | □ | □ | | □ |
| Kenya | 1 | ○□ | ○□ | ○□ | □ | | □ |
| Lebanon | 1 | ○□ | □ | □ | □ | | □ |
| Malaysia | 6 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Morocco | 1 | ○□ | ○□ | ○□ | □ | | □ |
| New Caledonia | 1 | ○□ | ○□ | □ | ○□ | | □ |
| New Zealand | 2 | □ | □ | ○□ | ○□ | ○□ | □ |
| Nigeria | 1 | ○□ | ○□ | ○ | | | □ |
| Pakistan | 5 | ○□ | ○□ | ○ | ○□ | | □ |
| Papua New Guinea | 1 | ○□ | □ | ○□ | □ | | □ |
| People's Republic of China | 20 | ○□ | ○□ | ○□ | ○□ | | ○□ |
| Philippines | 6 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Qatar | 1 | ○□ | □ | □ | □ | | □ |
| Republic of Korea | 2 | ○□ | ○ | ○□ | □ | □ | □ |
| Saudi Arabia | 4 | ○□ | ○□ | ○□ | □ | | □ |
| Senegal | 1 | □ | ○□ | ○□ | | | □ |
| Singapore | 1 | ○□ | □ | □ | □ | □ | □ |
| South Africa | 12 | ○□ | ○□ | ○□ | ○ | ○□ | □ |
| Sri Lanka | 2 | ○□ | ○□ | ○ | | | □ |
| Syria | 1 | ○□ | ○□ | ○□ | | | □ |
| Thailand | 7 | ○□ | ○□ | ○□ | ○□ | □ | □ |
| Tunisia | 1 | ○□ | ○□ | □ | □ | | □ |
| United Arab Emirates | 1 | ○□ | □ | □ | □ | | □ |
| Uzbekistan | 1 | ○□ | ○□ | □ | □ | | □ |
| Vietnam | 4 | ○□ | ○□ | ○□ | | | □ |
| Zimbabwe | 1 | ○□ | ○□ | ○□ | □ | | □ |

- Beverages
- Milk products, Nutrition and Ice cream
- Prepared dishes and cooking aids
- Chocolate, confectionery and biscuits
- PetCare
- Pharmaceutical products

The figure in bold after the country denotes the number of factories.

○ Local production (may represent production in several factories)

□ Imports (may, in a few particular cases, represent purchases from third parties in the market concerned)

| | |
|---|---|
| 1866 | Anglo-Swiss Condensed Milk Co. |
| 1867 | Henri Nestlé's Infant cereal |
| 1905 | Nestlé and Anglo-Swiss Condensed Milk Co. |
| | (New name after merger) |
| 1929 | Peter, Cailler, Kohler, Chocolats Suisses S.A. |
| 1938 | Launching of *Nescafé* |
| 1947 | Nestlé Alimentana (New name after merger with Maggi) |
| 1960 | Crosse & Blackwell |
| 1969 | Vittel |
| 1971 | Ursina-Franck |
| 1973 | Stouffer |
| 1974 | L'Oréal (Minority interest) |
| 1977 | Nestlé S.A. (new name) |
| 1977 | Alcon |
| 1985 | Carnation, Friskies |
| 1986 | Herta |
| 1988 | Buitoni-Perugina, Rowntree |
| 1992 | Perrier |
| 1993 | Finitalgel |
| 1994 | Alpo |
| 1998 | Sanpellegrino, Spillers Petfoods |
| 2000 | PowerBar |
| 2001 | Ralston Purina |
| 2002 | Schöller, Chef America |
| 2003 | Mövenpick, Dreyer's Grand Ice Cream, Powwow |
| 2004 | Valio (ice cream business) |

# The Nestlé story
# Serving consumers since 1866

Nestlé has 138 years experience in developing quality products that satisfy the need for good, healthy food. Originally, food was considered good when it was safe. Over time, demands became more sophisticated, requiring food to be "pure" and quick to prepare. Good food then had to offer the right mix of the most important nutrients in order to ensure a balanced diet. In addition to the aspects of safety, health and convenience came the need for food to be tasty and enjoyable.

Today, not just a few of these aspects have to be taken into account when producing food, but practically all of them, all of the time. This follows an ever increasing demand for products with specific characteristics adapted to a precise situation or category (sport, illness, age, etc.). Keeping pace with all these changing requirements, Nestlé developed from a traditional manufacturer of food to the leading food, health and wellness company worldwide. Its extensive range of products aimed at promoting the wellness of consumers offers specific benefits and advantages.

With the founding of the Anglo-Swiss Condensed Milk Co. in 1866 and the launch of condensed milk in Europe, the American Page brothers satisfied the need for genuine, long-life milk in cities and on long journeys.

For his part, Henri Nestlé wanted to offer mothers who were unable to breastfeed their children a safe alternative in light of the high infant mortality rates of the time. He did this by developing "farine lactée" in 1867. His easily digested, ready-made substitute rapidly became a hit.

The two companies, Nestlé and Anglo-Swiss, merged in 1905, thus uniting not only their worldwide distribution and production network, but also their know-how with regard to milk processing. The work carried out with researchers and doctors, coupled with the creation of specialized teams and research centres, facilitated the development of a variety of specific milk and dietary products, right up to today's health-promoting food.

For a long time, chocolate, associated primarily by today's consumers with taste and enjoyment, was used for medicinal purposes and as a tonic. Indeed, it is still used as a tonic today. Nestlé launched its own chocolate in 1905, and benefited from its collaboration with long-standing Swiss chocolate firm Peter, Cailler und Kohler, which eventually joined the Nestlé Group in 1929. The acquisition of Rowntree in 1988, with its *Kit Kat* and *Smarties* brands, as well as the 2000 acquisition of PowerBar in the performance nutrition segment, extended the range of products with a high nutritional value and a great taste. One segment that can definitely be said to offer this is the ice cream segment, which was launched in 1960 and has continuously been expanding since the 1990s. Two new



Henri Nestlé, founder of the Nestlé Company in Vevey, Switzerland


FAMILIAR


FARINE LACTÉE NESTLÉ
ALIMENT COMPLET
LE SEUL CONTENANT
BON LAIT SUISSE
LES ENFANTS
LES VIEILLARDS
EN VENTE DANS TOUTES LES PHARMACIES ET GRANDES MAISONS D'ÉPICERIE.

Kohler chocolate advertisement, 1931
Farine Lactée for infants, convalescent, and elderly persons

products, low-calorie and low-fat *Dreyer's Grand Light Ice Cream* and the *Pria Carb Select* bar specially developed by *PowerBar* for women, show how products can be tailored to the requirements of specific groups of clients.

From 1884, Julius Maggi, too, was focusing on health and convenience aspects, with his low-cost, protein-rich and easy-to-prepare vegetable soup targeting the workers' families of those days. After the acquisition of Maggi in 1947, conserves and frozen foods were added and, since 1988, Italian food under the *Buitoni* brand has completed this range. Nestlé responded to the growing trend for eating "on the move" and snacking with its FoodServices division and the acquisition of Chef America in 2002.

In the 1990s, mineral waters were added to the broad range of tonic and flavoured drinks (*Milo* 1934, *Nescafé* 1938, *Nestea* 1944, *Nesquick* 1948, *Nespresso* 1986). This sector has proved to be a dynamic one, given the scarcity of clean drinking water in many parts of the world and the desire for natural mineral water as part of a healthy diet.

It is not only for themselves that people want good, quality food: they want their pets to enjoy the benefits too. The acquisitions of *Carnation* (1985), *Spillers* (1998) and *Purina* (2001) turned Nestlé into a joint global leader in pet foods.

The participation in L'Oréal, initiated in 1974, led to a joint venture with Galderma in the dermatology sector in 1989 and to the Laboratoires Innéov joint venture in 2002. This focuses on the development of active-agent food supplements which promote health and beauty (e.g. for skin and hair) from the inside. This move has taken Nestlé's skills in food research and combined them with L'Oréal's expertise in cosmetics.

Nestlé's research today promises to produce personalized nutrition products which specifically target individual risk factors such as obesity, diabetes and cardio-vascular diseases. Nestlé is working actively towards finding solutions for the future.

Nestlé's history shows that the company has grown successfully not just through acquisitions, but also through innovation and renovation. This is the result of a strategy that has not sacrificed long-term development potential to short-term gain. This long-term focus remains in place today, although we believe that we are able, also, to deliver shorter term improvements in financial performance. It is Nestlé's priority to continue to provide the best products, which offer the best benefits for the consumer, wherever they are, whatever their needs may be and throughout their lives.

For further information on Nestlé's history, please visit www.nestle.com

# Shareholder information

## Stock exchange listings

At 31 December 2004, Nestlé S.A. shares (ISIN code: CH0012056047) were listed on the following stock exchanges: SWX Swiss Exchange, London and Paris. American Depositary Receipts (ADRs) (ISIN code: US6410694060) representing Nestlé S.A. shares are offered in the USA by Citibank.

## Registered Offices

Nestlé S.A.
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41(0)21 924 21 11

Nestlé S.A. (Share Transfer Office)
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41(0)41 785 20 20

## Further information

For additional copies of this document, please go to www.nestle.com/Media_Center

For additional information, contact
Nestlé S.A.
Investor Relations
Avenue Nestlé 55
CH-1800 Vevey (Switzerland)
tel. +41 (0)21 924 35 09
fax +41 (0)21 924 28 13
e-mail: ir@nestle.com or visit the investor relations web site www.ir.nestle.com

The Nestlé Management Report, the Financial statements and the Corporate Governance Report are available on-line as a PDF file at www.ir.nestle.com in English, French and German. The Financial statements are also available in HTML.

As to information concerning the share register (registrations, transfers, address changes, dividends, etc.), please contact
Nestlé S.A.
Share Transfer Office
Zugerstrasse 8
CH-6330 Cham (Switzerland)
tel. +41 (0)41 785 20 20
fax +41 (0)41 785 20 24
e-mail: shareregister@nestle.com

The Company offers the possibility of depositing, free of charge, Nestlé S.A. shares traded on the SWX Swiss Exchange at its Share Transfer Office in Cham.

Nestlé URL: www.nestle.com

# Important dates

14 April 2005
138th Ordinary General Meeting,
"Palais de Beaulieu", Lausanne

20 April 2005
Payment of the dividend

25 April 2005
Announcement of first quarter
2005 sales figures

17 August 2005
Publication of the Half-yearly
Report January/June 2005

20 October 2005
Announcement of first nine
months 2005 sales figures;
Autumn press conference

6 April 2006
Ordinary General Meeting
at the "Palais de Beaulieu", Lausanne

The Management Report contains forward looking statements which reflect Management's current views and estimates. The forward looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those contained in the forward looking statements. Potential risks and uncertainties include such factors as general economic conditions, foreign exchange fluctuations, competitive product and pricing pressures and regulatory developments.

In case of doubt or differences of interpretation, the English version shall prevail over the French and German text.


Concept: Nestec Ltd., SGDU, Corporate Identity and Design, Vevey (Switzerland), with messi&schmidt, Lausanne (Switzerland)
Pictures: apg image Ltd.; Markus Bühler-Rasom; Andrea Diglas; Harmen Hoogland; Marc Latzel; Bharath Ramamrutham; Christian Vogt; Cédric Widmer
Printed by Genoud, Entreprise d'arts graphiques S.A., Le Mont-sur-Lausanne (Switzerland)



Good Food, Good Life

# Corporate Governance Report 2004






Concept: Nestec Ltd., Corporate Identity and Design, Vevey (Switzerland)

Printed in Switzerland

Contents



Situation at 31 December 2004

[1] The term senior management, as used in the SWX Directive, is replaced by Executive Board throughout this document

Dear Shareholder,

As defined by the Swiss Code of Best Practice, "Corporate Governance encompasses the full range of principles directed towards shareholders' interest seeking a good balance between direction and control and transparency at the top company level while maintaining decision-making capacity and efficiency"[1]. The Nestlé Corporate Governance Report, published this year for the third time along with our Management Report, transparently and comprehensively regroups the most relevant information on the structure and functioning of our Company. We share this insight with you, in compliance with regulatory requirements, but also to foster an open dialogue.

At Nestlé, we are committed to meeting the highest standards of responsible conduct, as described in our Corporate Business Principles, and we believe that our Corporate Governance Report contributes to further improve our communication with all interested parties. We truly believe, however, that even the most sophisticated structures, reporting systems and checks and balances will never guarantee a company's economic success. Success must be forged in a highly competitive environment. A prerequisite for achieving it is trust. In Nestlé, we know it is your trust in our people, in our products and in our brands that will always make the difference, and we are committed to take up this challenge anew every day in every country where our products are sold.



Rainer E. Gut
Chairman of the Board



Peter Brabeck-Letmathe
Vice Chairman of the Board and
Chief Executive Officer

[1] Swiss Code of Best Practice for Corporate Governance, July 2002

## Preliminary remarks

The Nestlé Corporate Governance Report 2004 follows the structure of the SWX directive. *Texts in italics indicate direct quotations from the SWX directive.*

To avoid duplication of information, cross-referencing to other reports is made in some sections, namely the Management Report 2004, the 2004 Financial Statements that comprise the Consolidated accounts of the Nestlé Group and the Annual report of Nestlé S.A. and the Articles of Association of Nestlé S.A., whose full text can be consulted in the Appendix 1 on page 25 of this document.

The information disclosed in the Consolidated accounts of the Nestlé Group 2004 complies with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and with the Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) of the IASB. Where necessary, these disclosures have been extended to comply with the requirements of the SWX Swiss Exchange Directive on Information Relating to Corporate Governance.

### 1. Group structure and shareholders

1.1 Group structure

Please refer to the Management Report 2004 for the overview of Directors and Officers, the registered offices, *the stock exchange listings and quotation codes and information on market capitalisation.*

For the general organisation chart of Nestlé S.A. refer to page 24 of this document. The Group's management structure is represented in the segmental information (page 11 and Note 1 of the Consolidated accounts of the Nestlé Group 2004).

Please refer to the Consolidated accounts of the Nestlé Group 2004 page 58 for the listing of principal affiliated companies.

1.2 Significant shareholders

The Company is not aware of any shareholder holding, directly or indirectly, 3% or more of the share capital.

1.3 Cross-shareholdings

The Company is not aware of cross-shareholdings exceeding 3% of the capital or voting rights on both sides.

### 2. Capital structure

2.1 Capital

The ordinary share capital of Nestlé S.A. is CHF 403 520 000. The conditional share capital is CHF 10 000 000. Nestlé S.A. does not have any authorised capital.

2.2 Conditional capital

The share capital may be increased, through the exercise of conversion or option rights, by a maximum of CHF 10 000 000 by the issue of a maximum of 10 000 000 registered shares with a nominal value of CHF 1 each. Thus the Board of Directors has at its disposal a flexible instrument enabling it, if necessary, to finance the activities of the Company through convertible debentures or the issue of bonds with warrants. For a description of the group of beneficiaries and of the terms and conditions of the issue of conditional capital, please refer to article 5bis of the Articles of Association of Nestlé S.A. (Appendix 1).

2.3 Changes in capital

The share capital has not changed in the last three financial years. On 11 June 2001, the registered shares were split in a ten-for-one relationship from CHF 10 to CHF 1. For the breakdown of capital ("equity") for 2004, 2003 and 2002 see the Consolidated statement of changes in equity in the Consolidated accounts of the Nestlé Group 2004 and 2003.

2.4 Shares and participation certificates

Nestlé S.A.'s capital is composed of registered shares only. Number of registered shares with a nominal value of CHF 1 each, fully paid up: 403 520 000. According to article 14, par. 1 of the Articles of Association (Appendix 1), each share confers the right to one vote. See also point 2.6.1 below.

There are no participation certificates.

2.5 Profit sharing certificates

There are no profit sharing certificates.

2.6 Limitations on transferability and nominee registrations

2.6.1 Limitations on transferability for each share category, along with an indication of statutory group clauses, if any, and rules on making exceptions

According to article 6, par. 6, lit. a of the Articles of Association, no natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital. Legal entities that are linked to one another, through capital, voting rights, management or any other manner, as well as all natural persons or legal entities acting in concert to circumvent this limit, shall be counted as one person. See also article 6, par. 6, lit. e of the Articles of Association (Appendix 1) and point 2.6.3 below.

2.6.2 Reasons for granting exceptions in the year under review

Please refer to points 2.6.3 and 6.1.2 below.

2.6.3 Admissibility of nominee registrations, along with an indication of per cent clauses, if any, and registration conditions

In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit (art. 6, par. 6, lit. e of the Articles of Association, Appendix 1). In this respect, the Board of Directors has issued regulations concerning nominees, setting forth rules for their entry as shareholders in the share register. These regulations allow the registration of:

- Nominees N ("N" as Name of beneficial owner disclosed): where trading and safekeeping practices make individual registration of beneficial owners difficult or impractical, shareholders may register their holdings through a Nominee N with voting rights, subject to the specific understanding that the identity and holdings of beneficial owners are to be disclosed to the Company, periodically or upon request. Limits of holdings for a Nominee N, or Nominees N acting as an organised group or pursuant to a common agreement, may not exceed 3% of the share capital of the Company. Holdings exceeding the 3% limit (respectively the limit fixed by the Board of Directors, see 6.1.2) are registered without voting rights.
- Nominees A ("A" as Anonymous beneficial owner): registration without voting rights.

2.6.4 Procedure and conditions for cancelling statutory privileges and limitations of transferability.

Please refer to point 6.1.3 below.

2.7 Convertible bonds and options

Bond issues are detailed in Note 20 of the Consolidated accounts of the Nestlé Group 2004.

The only options issued by Nestlé S.A. are employee options allocated under the Nestlé Management Stock Option Plan (MSOP). The features of this plan are detailed on page 19 and in Notes 22 and 26 of the Consolidated accounts of the Nestlé Group 2004.

## 3. Board of Directors

### 3.1 Members of the Board of Directors

a) Name / Year of birth / Nationality / Education

| Name | Year of birth | Nationality | Education |
|---|---|---|---|
| Rainer E. Gut<br>Chairman | 1932 | Swiss | Swiss Matura Diploma and professional training in Switzerland, Paris, London |
| Peter Brabeck-Letmathe<br>Vice Chairman and CEO | 1944 | Austrian | Degree in Economics |
| Andreas Koopmann | 1951 | Swiss | Degree in Mechanical Engineering and Business Administration |
| Edward George (Lord George) | 1938 | British | Degree in Economics |
| Rolf Hänggi | 1943 | Swiss | Degree in Law |
| Jean-Pierre Meyers | 1948 | French | Degree in Economics |
| Peter Böckli | 1936 | Swiss | Attorney-at-law |
| Nobuyuki Idei | 1937 | Japanese | Degree in Political Science and Economics |
| André Kudelski | 1960 | Swiss | Degree in Physics |
| Kaspar Villiger | 1941 | Swiss | Degree in Mechanical Engineering |
| Daniel Borel | 1950 | Swiss | Degree in Physics and in Computer Science |
| Carolina Müller-Möhl | 1968 | Swiss | Degree in Political Science |

For complete information: please refer to individual CVs on www.nestle.com

| Name | Professional Background |
|---|---|
| Rainer E. Gut | Credit Suisse Group, CH, Chairman (1986–2000), Honorary Chairman (since 2000)<br>Credit Suisse First Boston, CH, Chairman (1990–2000)<br>Credit Suisse, CH, Chairman (1983–2000) |
| Peter Brabeck-Letmathe | Please refer to point 4.1 below. |
| Andreas Koopmann | Bobst Group SA, CH, CEO (since 1995), Board member (1998–2002), Executive Vice President (1994–1995), Member of the Group Executive Committee in charge of Manufacturing (1991–1994), Senior Vice President (1989–1991)<br>Bobst Group Inc., US, Vice President Engineering and Manufacturing (1982–1989)<br>Motor Columbus AG, Holding, CH, Assistant to a Group Executive (1980–1982) |
| Edward George (Lord George) | Career at the Bank of England, GB (1962–2003): Governor (1993–2003), Deputy Governor (1990–1993), Executive Director (1982–1990) |
| Rolf Hänggi | Consultant (since 1997)<br>Zurich Insurance Group, CH (1976–1997): Board Member (1993–1997), Deputy CEO (1988–1997), Member of the Executive Board (1986–1997) |
| Jean-Pierre Meyers | L'Oréal S.A., FR, Vice Chairman (since 1994)<br>Bettencourt-Schueller Foundation, FR, Vice Chairman (since 1988) |

| | |
|---|---|
| Peter Böckli | Böckli Bodmer & Partner, Basel, CH (since 1981)<br>University of Basel, CH, Professor for Business and Tax Law (1975–2001)<br>Attorney-at-law in New York, Paris and Basel (1963–1981) |
| Nobuyuki Idei | Sony Corporation, JP, Chairman and Group CEO (since 2000)<br>Sony Corporation, JP, President and Representative Director (1995–1999)<br>IT Strategy Headquarters, Member (since 2001)<br>IT Strategy Council to Japan's Prime Minister, Chairman (2000) |
| André Kudelski | Kudelski Group, CH, Chairman and CEO (since 1991)<br>Kudelski S.A., CH, Director of Pay-TV Division (1989–1990)<br>Kudelski S.A., CH, Product Manager for Pay-TV products (1986–1989) |
| Kaspar Villiger | Swiss government minister (1989–2003, including presidency of the Swiss Confederation in 1995 and 2002)<br>Member of the Swiss federal parliament (Council of States 1987–1989, National Council 1982–1987)<br>Villiger Soehne AG, CH, Chairman and CEO, joint owner of the family firm (1966–1989) |
| Daniel Borel | Logitech International S.A., CH, Chairman (since 1998), Chairman and CEO (1992–1998)<br>Logitech S.A., CH, Co-founder (1981), Chairman and CEO (1982–1988)<br>Bobst S.A.,CH, Bobstgraphic Division (1977–1981) |
| Carolina Müller-Möhl | Müller-Möhl Group, CH, Chairperson (since 2000)<br>Müller-Möhl Holding AG, CH, Vice Chairperson (1999–2000)<br>Journalist, advertising and PR consultant (until 1999) |

b) Operational management tasks of the members of the Board of Directors
With the exception of Peter Brabeck-Letmathe, all members of the Board of Directors are non-executive members.

c) Information on non-executive members of the Board of Directors
- *Information on whether he/she was a member of management of the issuer or one of the issuer's group companies in the three financial years preceding the period under review.*
- *Information on whether he/she has important business connections with the issuer or one of the issuer's companies.*

All non-executive members of the Board of Directors are independent, were not previously members of the Nestlé management and have no important business connections with Nestlé. For cross-involvement, see point 3.3.

3.2 Other activities and functions

| | Activities in governing and supervisory bodies of important Swiss and foreign organisations, institutions and foundations under private and public law<br><br>• Activities in companies in which Nestlé holds a major strategic interest | Permanent management and consultancy functions for important Swiss and foreign interest groups |
| --- | --- | --- |
| Rainer E. Gut | • **L'Oréal S.A., FR**<br>Vice Chairman | |
| Peter Brabeck-Letmathe | • **Alcon, Inc., CH**<br>Vice Chairman<br>• **Cereal Partners Worldwide**<br>Co-Chairman of the Supervisory Board<br>• **Dreyer's Grand Ice Cream Holdings, Inc., US**<br>Vice Chairman<br>• **L'Oréal S.A., FR**<br>Board member<br>**Avenir Suisse Foundation, CH**<br>Member of the Foundation Board<br>**Credit Suisse Group, CH**<br>Vice Chairman<br>**Foundation for the International Federation of Red Cross and Red Crescent Societies, CH**<br>Member of the Foundation Board<br>**Roche Holding Ltd., CH**<br>Board member | **European Roundtable of Industrialists, BE**<br>Member<br>**Prince of Wales International Business Leaders Forum, GB**<br>Deputy Chairman<br>**World Economic Forum, CH**<br>Member of the Foundation Board |
| Andreas Koopmann | **SIG Holding AG, CH**<br>Board member<br>**Swissmem, CH**<br>Vice Chairman | **Credit Suisse Group, CH**<br>Vice Chairman of the Advisory Board |
| Edward George (Lord George) | **Bank for International Settlements, Basle, CH**<br>Board member<br>**Grosvenor Group Holdings Ltd, GB**<br>Board member<br>**N. M. Rothschild and Sons Ltd, GB**<br>Board member<br>**Rothschilds Continuation Holdings AG, CH**<br>Board member | |
| Rolf Hänggi | **Rüd, Blass & Cie AG, Bankers, CH**<br>Chairman<br>**Roche Holding Ltd., CH**<br>Vice Chairman<br>**GFG Gesellschaft für Grundeigentum, CH**<br>Chairman<br>**AG für Immobilien und Handelswerte, CH**<br>Chairman<br>**Deutsche Asset Management Investmentgesellschaft mbH (previously DEGEF), DE**<br>Member of the Supervisory Board<br>**Werner Abegg Fonds Foundation, CH**<br>Member of the Foundation Board | |

| | | |
|---|---|---|
| Jean-Pierre Meyers | **Rothschild Ophthalmological Foundation, FR**<br>Board member<br>**Téthys S.A.S., FR**<br>Member of the Supervisory Board | |
| Peter Böckli | **Assivalor AG, CH**<br>Board member<br>**Doerenkamp-Stiftung, CH**<br>Secretary of the Board of Trustees<br>**Hason AG, CH**<br>Board member<br>**Holler-Stiftung, DE**<br>Member of the Board of Trustees<br>**Manufacture des Montres Rolex S.A., CH**<br>Vice Chairman<br>**UBS AG, CH**<br>Vice Chairman<br>**Vinetum AG, CH**<br>Board member | |
| Nobuyuki Idei | **Nippon Keidanren, JP**<br>Vice Chairman | **Bank of Japan, JP**<br>Counsellor<br>**General Motors Corporation, US**<br>Member of the Asian Advisory Council<br>**World Economic Forum, CH**<br>Member of the Foundation Board<br>Vice Chairman of the International Business Council, Asia-Pacific Region |
| André Kudelski | **Dassault Systèmes S.A., FR**<br>Board member<br>**Groupe Edipresse, CH**<br>Board member<br>**Swiss-American Chamber of Commerce, CH**<br>Board member | **Credit Suisse Group, CH**<br>Member of the Advisory Board |
| Kaspar Villiger | **AG für die Neue Zürcher Zeitung, CH**<br>Board member<br>**Swiss Re (Swiss Reinsurance Company), CH**<br>Board member | |
| Daniel Borel | **Phonak A.G., CH**<br>Board member<br>**Bank Julius Baer, CH**<br>Board member<br>**Defitech Foundation, CH**<br>Member of the Foundation Board<br>**Foundation for Excellence in Education in Switzerland, CH**<br>Chairman | |
| Carolina Müller-Möhl | **Hyos Invest Holding AG, CH**<br>Chairperson<br>**Pestalozzianum Foundation, CH**<br>Member of the Foundation Board<br>**Plus Orthopedics Holding AG, CH**<br>Board member | |

3.3 Cross-involvement
*Indication of cross-involvement among the boards of listed companies*

Messrs Rainer E. Gut, Peter Brabeck-Letmathe and Jean-Pierre Meyers are on the Board of Directors of both Nestlé and L'Oréal. Messrs Peter Brabeck-Letmathe and Rolf Hänggi are on the Board of Directors of both Nestlé and Roche Holding.

3.4 Elections and terms of office
3.4.1 Principles of election procedure and limits on terms of office
The General Meeting of Shareholders has the competence to elect and remove the members of the Board. The term of office of members of the Board is up to 5 years. Outgoing Directors are re-eligible. The Board shall be renewed by rotation. (See Art. 23 of the Articles of Association, Appendix 1).

The terms of office of all Board members shall be structured in such a manner that a member's term expires no later than the Ordinary General Meeting following his 72nd birthday.

For the principles of the selection procedure: see point 3.5.2 below (Selection Committee).

3.4.2 Time of first election and remaining term of office

| | First election | Remaining term of office[1] |
|---|---|---|
| Rainer E. Gut<br>Chairman | 14.05.1981 | 2005 |
| Peter Brabeck-Letmathe<br>Vice Chairman and CEO | 05.06.1997 | 2007 |
| Andreas Koopmann | 03.04.2003 | 2008 |
| Edward George (Lord George) | 22.04.2004 | 2007 |
| Rolf Hänggi | 22.04.2004 | 2008 |
| Jean-Pierre Meyers | 30.05.1991 | 2006 |
| Peter Böckli | 27.05.1993 | 2008 |
| Nobuyuki Idei | 05.04.2001 | 2006 |
| André Kudelski | 05.04.2001 | 2006 |
| Kaspar Villiger | 22.04.2004 | 2009 |
| Daniel Borel | 22.04.2004 | 2009 |
| Carolina Müller-Möhl | 22.04.2004 | 2009 |

[1] until the General Meeting of Shareholders

3.5 Internal organisational structure

3.5.1 Allocation of tasks within the Board of Directors

| | Committee of the Board[1] | Remuneration Committee[2] | Audit Committee[3] |
|---|---|---|---|
| Rainer E. Gut<br>Chairman | • (Chair) | • (Chair) | |
| Peter Brabeck-Letmathe<br>Vice Chairman and CEO | • | | |
| Andreas Koopmann | • | • | |
| Edward George (Lord George) | • | • | |
| Rolf Hänggi | • | | • (Chair) |
| Jean-Pierre Meyers | | | • |
| Peter Böckli | | | |
| Nobuyuki Idei | | | |
| André Kudelski | | | |
| Kaspar Villiger | | | • |
| Daniel Borel | | | |
| Carolina Müller-Möhl | | | |

3.5.2 Tasks and area of responsibility for each Committee of the Board of Directors

[1] The **Committee of the Board** liaises between the CEO and the Board of Directors by acting on behalf of the Board, so as to expedite the handling of the Company's business. It also acts as the **Selection**, the **Corporate Governance** and the **Finance Committee.**

The **Selection Committee** establishes the principles for the selection of the candidates to the Board and prepares a proposal for the Board's decision. The members of the Board shall possess the necessary qualifications and experience to discharge their duties. Newly appointed Board members receive an appropriate introduction to the business and affairs of the Company and the Group. If appropriate, the Board arranges for further training of its members.

The **Corporate Governance Committee** periodically reviews principles of Corporate Governance and prepares recommendations for the Board.

The **Finance Committee** reviews the financial asset and liability management framework of the Group and prepares and updates for the Board's approval financial asset and liability risk management guidelines.

[2] The **Remuneration Committee** draws up the principles for remuneration of the members of the Board, and submits them to the Board for approval. It oversees and discusses with the CEO the remuneration principles for the Company and the Group. In addition, it determines the remuneration of the CEO and the individual remunerations of the members of the Executive Board. The two members other than the Chairman determine the Chairman's remuneration. The Remuneration Committee informs the Board of its decisions and keeps it updated on the overall remuneration policy of the Group.

[3] The **Audit Committee** consists of three Board members elected by the Board, excluding the Chairman and the CEO. The powers and duties of the Audit Committee are determined in the Audit Committee Charter, which is approved by the Board. In discharging its responsibilities, it has unrestricted access to the Company's management, books and records. The Audit Committee supports the Board of Directors in its supervision of financial control through a direct link to KPMG SA (external auditors) and the Nestlé Audit Group (corporate internal auditors). The Audit Committee's main duties include the following:

- to discuss Nestlé's internal accounting procedures
- to make recommendations to the Board of Directors regarding the nomination of external auditors to be appointed by the shareholders
- to discuss the audit procedures, including the proposed scope and the results of the audit
- to keep itself regularly informed on important findings of the audits and of their progress
- to oversee the quality of the internal and external auditing
- to present the conclusions on the approval of the Financial statements to the Board of Directors

The Audit Committee regularly reports to the Board on its findings and proposes appropriate actions. The responsibility for approving the annual financial statements remains with the Board of Directors.

3.5.3 Work methods of the Board of Directors and its Committees

The following meetings were held in 2004:

- Board of Directors 5 times*
- Committee of the Board 8 times*
- Audit Committee 3 times
- Remuneration Committee 3 times*

* including one meeting during the Board visit to Nestlé in the USA

The Board reserved one full day to discuss strategic questions; one meeting took place during the annual visit to a Nestlé Market, in 2004 to Nestlé in the USA. In addition, Nestlé Italy hosted a meeting of the Committee of the Board. The average duration of the meetings held was 3 hours. The average attendance at the Board meetings was over 90%.

3.6 Definition of areas of responsibility

The governing bodies have responsibilities as follows:

3.6.1 Board of Directors

The Board of Directors is the ultimate governing body of the Company. It is responsible for the ultimate supervision of the Group. The Board attends to all matters which are not reserved to the General Meeting or another governance body of the Company by law, the Articles of Association or specific Regulations issued by the Board of Directors.

The Board has the following main duties:

a) the ultimate direction of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the Company's organisation;
c) the determination of accounting and financial control principles, as well as the principles of financial planning;
d) the appointment and removal of the Chairman and of the Vice Chairman/Vice Chairmen, of the Board committees and of the CEO and members of the Executive Board;
e) the ultimate supervision of the CEO and the members of the Executive Board, in particular with respect to their compliance with the law, the Articles of Association, the Board Regulations and instructions given from time to time by the Board;
f) the preparation of the Management Report, the General Meeting of shareholders and execution of its resolutions;
g) the notification of the court in the event of overindebtedness;
h) the discussion and approval, upon proposal by the CEO, of:
   - the Group's long-term strategy and annual investment budget;
   - major financial operations;
i) the discussion and approval of:
   - Corporate Governance principles of the Company;
   - the review of and decision on any report submitted to the Board.

3.6.2 Executive Board

The Board of Directors delegates to the CEO, with the authorisation to sub-delegate, the power to manage the Company's and the Group's business, subject to law, the Articles of Association and the Board of Directors' Regulations.

The CEO chairs the Executive Board, which comprises all Executive Vice Presidents and Deputy Executive Vice Presidents, and delegates to its members individually the powers necessary for carrying out their responsibilities, within the limits fixed in the Executive Board's Regulations.

3.7 Information and control instruments vis-à-vis the Executive Board

*The structure of the Board of Directors' information and control instruments vis-à-vis the issuer's Executive Board, such as internal auditing, risk management systems and management information systems (MIS):*

The Board of Directors, on a regular basis, is fully informed on material matters involving the Company's and the Group's business. Additional means to allow appropriate decision making are:

The **external auditors,** KPMG SA (auditors of Nestlé S.A. and of the Consolidated accounts of the Nestlé Group), who conduct their audit in compliance with Swiss law and in accordance with auditing standards promulgated by the Swiss profession and with International Standards on Auditing (ISA);

The **Nestlé Audit Group**, the corporate internal auditors, which has a direct link to the Audit Committee (see point 3.5.2 above). It comprises a unit of international auditors who travel worldwide, completing audit assignments;

**Group Risk Services,** the corporate risk management unit, providing assistance to all corporate entities with regard to risk management, loss prevention, claims handling and insurance / risk financing.

4. **Executive Board**

4.1 Members of the Executive Board

*a) Name / Year of birth / Nationality / Function*

| *Name* | *Year of birth* | *Nationality* | *Current Function* |
|---|---|---|---|
| Peter Brabeck-Letmathe | 1944 | Austrian | Vice Chairman of the Board of Directors and CEO |
| Michael W. O. Garrett | 1942 | British & Australian | EVP: Zone Asia, Oceania, Africa, Middle East |
| Francisco Castañer | 1944 | Spanish | EVP: Pharmaceutical & Cosmetic Products, Liaison with L'Oréal, Human Resources, Corporate Affairs |
| Wolfgang H. Reichenberger | 1953 | Swiss & Austrian | EVP: Finance, Control, Legal, Tax, Purchasing, Export |
| Lars Olofsson | 1951 | Swedish | EVP: Zone Europe |
| Werner Bauer | 1950 | German | EVP: Technical, Production, Environment, Research & Development |
| Frits van Dijk | 1947 | Dutch | EVP: Nestlé Waters |
| Ed Marra | 1952 | Canadian & American | EVP: Strategic Business Units, Marketing |
| Paul Bulcke | 1954 | Belgian | EVP: Zone USA, Canada, Latin America, Caribbean |
| Chris Johnson | 1961 | American | Deputy EVP: GLOBE, IS/IT, Strategic Supply Chain, eNestlé, Group Information Security |
| Luis Cantarell | 1952 | Spanish | Deputy EVP: Nestlé Nutrition |
| as of 01.01.2005 | | | |
| Carlo M. Donati | 1946 | Swiss | as of 18.02.2005: EVP Nestlé Waters |

(EVP: Executive Vice President)

*For complete information: please refer to individual CVs on www.nestle.com*

b) Education

| | | Joined Nestlé in |
|---|---|---|
| Peter Brabeck-Letmathe | Degree in Economics | 1968 |
| Michael W. O. Garrett | Degree in Business Administration | 1961 |
| Francisco Castañer | Degree in Economics | 1964 |
| Wolfgang H. Reichenberger | Degree in Economics | 1977 |
| Lars Olofsson | Degree in Business Administration | 1976 |
| Werner Bauer | Degree in Chemical Engineering | 1990 |
| Frits van Dijk | Degree in Economics | 1970 |
| Ed Marra | Degree in Business Administration | 1981 |
| Paul Bulcke | Degree in Economics and Business Administration | 1979 |
| Chris Johnson | Degree in Economics and Business Administration | 1983 |
| Luis Cantarell | Degree in Economics | 1976 |
| as of 01.01.2005 | | |
| Carlo M. Donati | Degree in Political Science | 1973 |

c) Activities previously carried out for Nestlé or its Group companies

Peter Brabeck-Letmathe

Executive Vice President, Strategic Business Group II, Nestlé S.A., CH (1992–1997)
Senior Vice President, Culinary Products Division, Nestec S.A., CH (1987–1991)
Chairman and Managing Director, Nestlé Venezuela S.A. (1983–1987)

Michael W. O. Garrett

Executive Vice President for Asia and Oceania, Nestlé S.A., CH (1993–1996)
Managing Director, Nestlé Japan Ltd. (1990–1992)
Managing Director, Nestlé Australia Ltd. (1985–1990)

Francisco Castañer

Managing Director, Nestlé España S.A. (1986–1996)
Deputy Managing Director, Nestlé España S.A. (1984–1986)
General Manager, Alimentos Refrigerados S.A. (Nestlé Group), ES (1982–1984)

Wolfgang H. Reichenberger

Managing Director, Nestlé Japan Ltd. (1999–2001)
Managing Director, Nestlé New Zealand Ltd. (1996–1999)
Senior Vice President, Finance, Nestlé S.A., CH (1993–1996)

Lars Olofsson

Chairman and Managing Director, Nestlé France S.A. (1997–2001)
Managing Director, Nestlé Norden AB, SE (1995–1996)
General Manager, France Glaces Findus S.A. (1992–1995)

Werner Bauer

Region Head, Nestlé Southern & Eastern Africa Region, ZA (2000–2002)
Technical Manager, Nestlé Southern & Eastern Africa Region, ZA (1998–2000)
Head, Nestlé Research & Development, Nestec S.A., CH (1996–1998)

Frits van Dijk

Managing Director, Nestlé Japan Ltd. (1995–1999)
Managing Director, Nestlé Malaysia, Bhd. (1988–1995)
Marketing Director, Nestlé Philippines, Inc. (1985–1987)

Ed Marra

Managing Director, Nestlé Canada, Inc. (2000–2003)
President, Beverage Division, Nestlé USA, Inc. (1996–2000)
Executive Vice President, Marketing and Sales Frozen Food, Nestlé USA, Inc. (1993–1996; General Manager as of 1996)

Paul Bulcke

Managing Director, Nestlé Deutschland AG (2000–2003)
Managing Director, Nestlé Cesko s.r.o. and Nestlé Slovensko s.r.o. (1998–2000)
Managing Director, Nestlé Portugal S.A. (1996–1998)
Marketing, Sales and Division Functions, Nestlé Peru S.A., Nestlé Ecuador S.A. and Nestlé Chile S.A. (1980–1996)

Chris Johnson

Managing Director, Nestlé Taiwan Ltd. (1998–2000)
Senior Area Manager, Asia Region, Perrier Vittel S.A. (Nestlé Group), FR (1995–1997)
Business Unit Manager, Refreshment Beverages, Nestlé Japan Ltd. (1993–1995)

Luis Cantarell

Senior Vice President, Nutrition Strategic Business Division, Nestec S.A., CH (2001–2002)
Managing Director, Nestlé Portugal S.A. (1998–2001)
Head of Coffee, Culinary, FoodServices, Nestlé España S.A. (1996–1998)

as of 01.01.2005

Carlo M. Donati

Region Head, Nestlé South Asia Region (2000–2004)
Managing Director, Nestlé India Ltd. (1998–1999)
Divisional Manager, Nestlé Italiana S.p.A (1996–1997)

## 4.2 Other activities and functions

| | Activities in governing and supervisory bodies of important Swiss and foreign organisations, institutions and foundations under private and public law | Permanent management and consultancy functions for important Swiss and foreign interest groups |
|---|---|---|

• Activities in companies in which Nestlé holds a major strategic interest

### Peter Brabeck-Letmathe

Please refer to point 3.2 above.

### Michael W. O. Garrett

- • **Cereal Partners Worldwide**<br>Member of the Supervisory Board
- • **Nestlé India Ltd, IN**<br>Board member
- • **Nestlé Malaysia Bhd., MY**<br>Board member
- • **Nestlé Milkpak Ltd, PK**<br>Board member
- • **Nestlé Nigeria PLC, NG**<br>Board member
- • **OSEM Investments Ltd, IL**<br>Chairman
- **Europe-Asia Economic Forum (Evian Group), CH**<br>Chairman
- **Prudential plc, UK**<br>Board member
- **Swiss-Japanese Chamber of Commerce, CH**<br>Board member

- **APEC (Asia-Pacific Economic Cooperation) Food System, US**<br>Member of Advisory Committee
- **Investment Advisory Council, TR**<br>Member
- **Lausanne Tokyo Business Leaders' Club, CH**<br>Member
- **Sir William Tyree Foundation of the Australian Industry Group, AU**<br>Visiting International Fellow
- **World Economic Forum, CH**<br>Member of Food Governors
- **WTO Information Business Advisory Council, CH**<br>Member

### Francisco Castañer

- • **Alcon, Inc., CH**<br>Board member
- • **Galderma Pharma S.A., CH**<br>Chairman
- • **L'Oréal S.A., FR**<br>Board member

### Wolfgang H. Reichenberger

- • **Alcon, Inc., CH**<br>Board member
- • **Life Ventures S.A., CH**<br>Chairman
- • **Nestlé Deutschland AG, DE**<br>Member of the Supervisory Board
- **Montreux Palace S.A., CH**<br>Board member
- **Industrie-Holding, CH**<br>Member of the Committee
- **Swiss-American Chamber of Commerce, CH**<br>Board member
- **Swiss Association of Financial Executives, CH**<br>Member
- **SWX Swiss Exchange, CH**<br>Admission Board, Member of the Executive Committee
- **Venture Incubator AG, CH**<br>Board member

- **American-Swiss Foundation, CH**<br>Member of the Swiss Advisory Council

Lars Olofsson

- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Nestlé Entreprises S.A.S., FR**
  Chairman
- **Société des Produits Nestlé S.A., CH**
  Chairman
- **Nestlé Suisse S.A., CH**
  Chairman

**Association des Industries de Marque (AIM), BE**
Chairman

**Foreign Investment Advisory Council, RU**
Member

Werner Bauer

- **Alcon, Inc., CH**
  Board member
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Life Ventures S.A., CH**
  Vice Chairman
- **Rychiger AG, CH**
  Chairman

**Bertelsmann Foundation, DE**
Member of the Board of Trustees
**Swiss Society of Chemical Industries, CH**
Board member

Frits van Dijk

- **Compagnie Financière du Haut-Rhin SA, LX**
  Chairman and CEO
- **Manantiales la Asunción, S.A. de C.V., MX**
  Board member
- **Nestlé Waters MT (Management & Technology) SAS, FR**
  Chairman
- **Nestlé Waters SAS, FR**
  Chairman

Ed Marra

- **Beverage Partners Worldwide S.A., CH**
  Co-Chairman of the Board
- **Life Ventures S.A., CH**
  Board member
- **Nestlé Nespresso S.A., CH**
  Chairman

Paul Bulcke

- **Beverage Partners Worldwide S.A., CH**
  Board member
- **Cereal Partners Worldwide**
  Member of the Supervisory Board
- **Dairy Partners Americas, CH/NZ**
  Co-Chairman of the Supervisory Board
- **Nestlé Brazil Ltda., BR**
  Chairman
- **Nestlé Chile S.A., CL**
  Chairman

**Swiss-Latin American Chamber of Commerce, CH**
Board Member

Chris Johnson

**Global Commerce Initiative (GCI), BE**
Member of the Executive Board
**EAN International, BE**
Member of the Management Board

| | |
|---|---|
| Luis Cantarell | • **Laboratoires innéov SNC, FR**<br>Co-Chairman<br>• **Life Ventures S.A., CH**<br>Board member<br>• **Sofinol S.A., CH**<br>Chairman and Director |
| as of 01.01.2005<br>Carlo M. Donati | None |

4.3 Management contracts

*Key elements of management contracts between the issuer and companies (or natural persons) not belonging to the group.*

There are no such management contracts at Nestlé.

5. Compensations, shareholdings and loans[1]

5.1 Content and method of determining the compensations and of the shareholding programmes
The responsibility for determining the remuneration of the members of the Board of Directors and of the members of the Executive Board lies with the Remuneration Committee of the Board of Directors.

The principles and elements of compensations for and shareholdings of acting and former members of the Nestlé Board of Directors and Executive Board are the following:

Members of the Board of Directors
Members of the Board of Directors receive an annual remuneration, members of the Committee of the Board as well as members of the Audit Committee receive an additional remuneration. Members of the Board of Directors also receive an annual expense allowance. The Chairman of the Board is entitled to a salary, a bonus and share options, as is the Delegate of the Board (CEO).

Half of the remuneration of the members of the Board of Directors and the total additional remuneration of the members of the Committee of the Board are paid through the granting of Nestlé S.A. shares at the ex-dividend closing price at the day of payment of the dividend. These shares are subject to a 2-year blocking period.

Members of the Executive Board
The total annual remuneration of the members of the Executive Board comprises a salary, a bonus (based on the individual's performance and the achievement of the Group's objectives) and share options.

Members of the Executive Board can choose to receive part or all of their bonus in Nestlé S.A. shares at the average price of the last 10 trading days of January of the year of allocation. These shares are subject to a 3-year blocking period.

5.2 Compensations for acting members of governing bodies

5.2.1 The total of all compensations conferred by Nestlé S.A. or one of its Group companies during the year under review and that directly or indirectly benefited members of the Board of Directors and/or the Executive Board:

5.2.2 The amount is:
- For the executive member of the Board of Directors and members of the Executive Board: CHF 17 560 255.
- For non-executive members of the Board of Directors: CHF 4 086 726.

5.2.3 No severance payment was made to any person giving up their function in a governing body during 2004.

5.3 Compensations for former members of governing bodies
CHF 637 978 was conferred during 2004 on a former member of the Executive Board who gave up his function during the year preceding the year under review.

5.4 Share allotment in the year under review
The number of Nestlé S.A. shares allotted to the following parties during 2004 is as follows:
- To the executive member of the Board of Directors and members of the Executive Board: 21 542 shares, nominal value CHF 1 each.
- To non-executive members of the Board of Directors: 6772 shares, nominal value CHF 1 each.

[1] See Note 22 of the Consolidated accounts of the Nestlé Group 2004 for further details

5.5 Share ownership

The number of Nestlé S.A. shares held by the following parties on 31 December 2004 is as follows:

- By the executive member of the Board of Directors, members of the Executive Board and parties closely linked to such persons: 77 156 shares.
- By non-executive members of the Board of Directors and parties closely linked to such persons: 347 018 shares.

5.6 Options

Overview of the options and warrants[1] on Nestlé S.A. shares held by the following parties on 31 December 2004:

Executive member of the Board of Directors, members of the Executive Board and parties closely linked to such persons

| Grant date (options)[2] | Duration | Exercise price | Number of options outstanding |
|---|---|---|---|
| 01.02.2004 | 7 years | CHF 329.10 | 204 000 |
| 01.02.2003 | 7 years | CHF 278.55 | 110 900 |
| 01.03.2002 | 7 years | CHF 367.35 | 99 600 |
| 01.03.2001 | 7 years | CHF 343.20 | 76 509 |
| 01.01.2000 | 7 years | CHF 281.90 | 40 040 |
| 01.01.1999 | 7 years | CHF 260.90 | 31 110 |

Non-executive members of the Board of Directors and parties closely linked to such persons

| Grant date (options)[2] | Duration | Exercise price | Number of options outstanding |
|---|---|---|---|
| 01.01.2000 | 7 years | CHF 281.90 | 95 590 |

| Grant date (warrants)[3] | Duration | Exercise price | Number of warrants outstanding |
|---|---|---|---|
| 15.06.2000 | 5 years | CHF 360.00 | 157 000 |

5.7 Additional fees and remunerations

There are no additional fees or remunerations billed to Nestlé S.A. or one of its Group companies by members of the governing body or parties closely linked to such persons as defined by the SWX directive.

5.8 Loans to members of governing bodies

5.8.1 The total outstanding amount and conditions of the guarantees, loans, advances or credits granted to *members of the Board of Directors or the Executive Board by Nestlé or one of Nestlé's Group companies, on* 31 December 2004.

5.8.2 The total amount conferred is as follows:

- Executive member of the Board of Directors and members of the Executive Board[4]: CHF 345 449.
- Non-executive members of the Board of Directors: None.

[1] Until the end of 2000, the remuneration of the Board of Directors was partly comprised of warrants on Nestlé S.A. shares. Those warrants were issued by a financial institution and purchased by Nestlé S.A. at the time to be granted to non-executive members of the Board of Directors. Nestlé S.A. has no direct connection with these warrants.

[2] The subscription ratio is one option for one share in all cases

[3] The subscription ratio is 500 warrants for ten shares in all cases

[4] *6 beneficiaries*

Closely linked parties did not receive any loans.

Loans are generally reimbursed over a 3-year period and are interest-free.

5.9 Highest total compensation

For the member of the Board of Directors upon whom the highest total compensation was conferred during 2004, the elements are as follows:

- Compensation: CHF 2 849 289 (in cash)
- Share allotment: 17 591 shares
- Option allotment: 100 000 options

## 6. Shareholders' participation

6.1 Voting-rights and representation restrictions

6.1.1 All voting-rights restrictions, along with an indication of statutory group clauses and rules on granting exceptions, particularly in the case of institutional voting-rights representatives

Only persons who have been duly entered in the Share Register are recognised by the Company as shareholders and can exercise the rights conferred by the shares (art. 6, par. 4 of the Articles of Association, Appendix 1). Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote nor the other rights relating thereto.

Each shareholder with the right to vote may have their shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote (art. 14, par. 2 of the Articles of Association, Appendix 1). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

No shareholder nor shareholders acting in concert may, for the aggregate of the shares held or represented by them, vote in respect of more than 3% of the share capital (art. 14, par. 3 of the Articles of Association).

In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors has granted exceptions to certain banks to vote shares deposited by their clients, which in aggregate are in excess of 3% of the share capital.

Further details regarding exceptions to voting restrictions are described under article 14, par. 4–5 of the Articles of Association (Appendix 1).

6.1.2 Reasons for granting exceptions in the year under review

In order to facilitate trading of the shares on the stock exchanges, the Board of Directors has issued regulations authorising certain nominees to exceed the 3% limit to be registered as a shareholder with the right to vote. The responsibility for disclosure of beneficial owners resides with the nominees registered in the share register.

6.1.3 Procedure and conditions for abolishing statutory voting-rights restrictions

Shareholders representing at least two thirds of the share capital must be present at a General Meeting in order to amend the provisions of the Articles of Association relating to the registration of voting rights and the limit on voting rights at General Meetings. Such a resolution requires a majority of three quarters of the shares represented at the General Meeting (art. 17 of the Articles of Association). See also article 14, par. 5 of the Articles of Association (Appendix 1).

6.1.4 Statutory rules on participating in the General Meeting of shareholders if they differ from applicable legal provisions

Shareholders with the right to vote may have their shares represented by another shareholder with voting rights (art. 14, par. 2 of the Articles of Association, Appendix 1). Nestlé S.A. also offers the possibility to its shareholders to be represented by the Company or by an independent representative.

6.2 Statutory quorums

Please refer to articles 16 and 17, par. 1 of the Articles of Association (Appendix 1).

6.3 Convocation of the General Meeting of shareholders

Nestlé S.A. statutory rules (art. 11 and 12 of the Articles of Association, Appendix 1) do not differ from applicable legal provisions.

6.4 Agenda

Please refer to article 20 of the Articles of Association (Appendix 1).

6.5 *Registrations in the Share Register*

The registrations appearing in the Share Register twenty days prior to the date of the General Meeting shall determine the right to participate in, and the right to represent shareholders at General Meetings (art. 6, par. 7 of the Articles of Association, Appendix 1).

## 7. Changes of control and defence measures

7.1 Duty to make an offer

Nestlé S.A. does not have a provision on opting out or opting up in the Articles of Association. Thus, the provisions regarding the legally prescribed threshold of 33⅓% of the voting rights for making a public takeover offer set out in article 32 of the Stock Exchange Act are applicable.

7.2 Clauses on changes of control

There are no such agreements.

8. Auditors

8.1 Duration of the mandate and term of office of the lead auditor

On 22 May 1993, Klynveld Peat Marwick Goerdeler SA (referred to as KPMG SA in this report), was first appointed as auditor of Nestlé S.A. On 11 April 2002 at the 135th General Meeting of Shareholders of Nestlé S.A., KPMG SA was reappointed as auditor of Nestlé S.A. and of the Consolidated accounts of the Nestlé Group for a term of office of three years.

The audit report is signed jointly by two KPMG partners on behalf of KPMG SA. The first year that Mr. S. Cormack, in his capacity as auditor in charge, signed the Nestlé S.A. and the Consolidated accounts of the Nestlé Group was for the year ending 31 December 1998. Mr. S. Cormack was also a signatory to the 1997 accounts, together with Mr. W. Tannett and B. Mathers.

8.2 Auditing fees

The total of the auditing fees paid to the auditors for 2004 amounts to CHF 38 million, of which KPMG, in their capacity as Group auditors, received CHF 34 million.

8.3 Additional fees

The total of the fees paid to the auditors for 2004 related to additional services amounts to CHF 14 million, of which KPMG received CHF 6 million.

The Nestlé Group and KPMG have agreed on clear guidelines as to professional services which it is appropriate for KPMG to provide. These services include due diligence on mergers, acquisitions and disposals and tax and business risk assurance. These guidelines ensure KPMG's independence in their capacity as auditors to the Nestlé Group.

8.4 Supervisory and control instruments pertaining to the audit

Please refer to points 3.5.2, 3.5.3 and 3.6 below.

9. Information policy

Investor Relations – Guiding principles

Nestlé is committed to managing an open and consistent communication policy with shareholders, potential investors and other interested parties. The objective is to ensure that the perception of those parties about the historical record, current performance and future prospects of Nestlé is in line with management's understanding of the actual situation at Nestlé.

The guiding principles of this policy, as it relates to shareholders, are that Nestlé gives equal treatment to shareholders in equal situations, that any price-sensitive information is published in a timely fashion and that the information is provided in a format that is as full, simple, transparent and consistent as possible.

Methodology

Nestlé's communication strategy makes use of traditional and modern communication tools.

Printed material

Nestlé produces a highly detailed Management Report annually, which reviews the business both geographically and by product group, and provides detailed audited financial statements for the year under review, according to the International Financial Reporting Standards (IFRS). The document also reviews Nestlé's latest initiatives resulting from its commitment to the highest levels of corporate citizenship wherever it is present around the world. This document is complemented by the Half-yearly Report.

Nestlé publishes its full-year and half-year results, and its first quarter and nine-months' sales figures. Press releases are issued quarterly. Nestlé also publishes press releases at the time of any other potentially price-sensitive information, such as significant acquisitions and divestments, joint venture agreements and alliances.

Major announcements, such as results or corporate activity, are accompanied by a presentation which is broadcast "live" on the Internet and which anyone can choose to access, whether or not that person is a shareholder.

*Personal communication*

Nestlé runs a programme of investor meetings. This includes the Ordinary General Meeting, as well as presentations at the time of its full and half-year results. The Group also has a programme of roadshows which takes place in most financial centres around the world and includes attendance at events organised by the financial community. Investors and potential investors, as well as financial analysts, are also welcomed on an almost daily basis, outside our quiet periods, at the Head office in Vevey, where they will meet either with line management or the investor relations professionals. Periodically Nestlé may host themed events for institutional investors and investment analysts at which members of line management give an overview of their particular areas of responsibility. These roadshows, financial community presentations and meetings at Vevey focus either on recently announced financial results or corporate activity or on the longer-term strategy of the Group: they are not an occasion for the disclosure of new information which might encourage an investment decision. Presentations made at these events are published on the Group's web site.

*The World Wide Web*

Nestlé also utilises the World Wide Web (www.nestle.com and www.ir.nestle.com) to ensure a rapid and equitable distribution of information. Thus, press releases and presentations are available on the web site as soon as they are published and remain on the site as a library of background information on the Group. The *Management Report including Financial Statements* is also posted on the web site as soon as possible after its publication. Nestlé does not just rely on people visiting the site to be updated on the latest developments within the Group: anyone can sign up on the site to be alerted automatically by Nestlé whenever there is a change to the investor relations web site; also press releases are distributed to major wire and news services.

The web site also provides answers to questions that investors frequently ask and enables those who do not have access elsewhere to monitor the Nestlé S.A. share price, as well as the performance of their investment in Nestlé. There are also links to non-financial information that may be of interest to investors, including areas such as the environment, sustainability, the Nestlé Corporate Business Principles and the Nestlé Human Resources Policy.

Individuals have access through the web site directly to named individuals at the Investor Relations Department, either by telephone, fax, email or letter.

*Recognition*

Nestlé has been recognised for the quality of its investor relations: the Group was highly commended for the last five years at the Investor Relations Awards for Best Investor Relations By A Non-Eurozone Company.

*Contact*

The Investor Relations Department at Nestlé can be contacted via www.ir.nestle.com or as follows:
Investor Relations
Nestlé S.A., Avenue Nestlé 55
CH-1800 Vevey
Telephone + 41 (0)21 924 35 09
Fax + 41 (0)21 924 28 13
e-mail ir@nestle.com

## General Organisation of Nestlé S.A.
1 January 2005

Member of the Executive Board




Board of Directors of Nestlé S.A.
R. E. Gut
Chairman
Chief Executive Officer
P. Brabeck-Letmathe
General Secretariat
(B. Daniel)
GLOBE, IS/IT, SSC, eNestlé, GIS
Ch. Johnson
Nestlé Nutrition
L. Cantarell
Pharma/Cosmetics
F. Castañer
Finance and Control
W. H. Reichenberger
Corporate Technical, Production, R&D
W. Bauer
Strategic Business Units and Marketing
E. Marra
Human Resources/ Corporate Affairs
F. Castañer
Zone EUR: Europe
L. Olofsson
Zone AMS: Americas
P. Bulcke
Zone AOA: Asia, Oceania, Africa
M. W. O. Garrett
Nestlé Waters
F. van Dijk

Michael W. O. Garrett retires on 30 April 2005 and will be replaced by Frits van Dijk as of 1 May 2005.
Carlo M. Donati, member of the Executive Board as of 1 January 2005, became Chairman and CEO of Nestlé Waters as of 18 February 2005.

# Articles of Association of Nestlé S.A.

*Translation**

**I. Name, Object, Duration Registered Offices**

Article 1 Corporate name

The Company is a company limited by shares incorporated and organised in accordance with the Code of Obligations of the Swiss Confederation.

Its name is:
Nestlé S.A.
Nestlé AG
Nestlé Ltd.

Article 2 Object

1 The object of the Company is to participate in industrial, commercial and financial enterprises in Switzerland and abroad, particularly in the food and related industries.

2 The Company may itself establish such undertakings or participate in, finance and promote the development of undertakings already in existence.

3 The Company may enter into any transaction which, in the opinion of its Board of Directors, is conducive to its object or suitable for the investment of its available funds.

Article 3 Duration

The duration of the Company is unlimited.

Article 4 Registered offices

The registered offices of the Company are situated in Cham and Vevey, Switzerland.

**II. Share Capital**

Article 5 Share capital

The share capital is CHF 403 520 000 (CHF four hundred and three million five hundred and twenty thousand) divided into 403 520 000 fully paid up registered shares having a nominal value of CHF 1 each.

** This is an unofficial translation. In case of doubt or differences of interpretation the official French and German versions of the Articles of Association shall prevail over the English text.*

Article 5bis Conditional share capital

1 By the exercise of conversion or option rights, the share capital of the Company may be increased by a maximum of CHF 10 000 000 (CHF ten million), by the issue of a maximum of 10 000 000 registered shares having a nominal value of CHF 1 each.

2 Holders of convertible debentures resulting from future convertible loans or of option rights resulting from future issues of bonds with warrants attached shall be entitled to acquire the new shares.

3 The preferential subscription right of the shareholders is withdrawn for these new shares.

4 The new shares shall be subject, as soon as they are issued by the exercise of conversion or option rights, to the restrictions set forth in Article 6.

5 The right of the shareholders to subscribe in priority the convertible debentures or bonds with warrants attached when they are issued may be limited or withdrawn by the Board of Directors, if:

a) an issue by firm underwriting by a consortium of banks with subsequent sale to the public seems to be the most appropriate form of issue at the time, particularly in terms of the conditions for issue;

or

b) the convertible debentures or bonds with warrants attached must be issued in connection with the acquisition of businesses or parts of businesses or with participations.

6 Any convertible debentures or bonds with warrants attached which the Board of Directors decides not to offer for prior subscription to the shareholders shall be subject to the following conditions:

a) Conversion rights may be exercised only during a maximum of 15 years, and option rights only during 7 years from the date of issue of the relevant loan.

b) The new shares shall be issued according to the applicable conversion or option conditions. The convertible debentures or bonds with warrants attached must be issued pursuant to the usual market conditions (including the usual market conditions with regard to protection against dilution). The conversion or option price must be not less than the average of the closing price of the shares paid on the SWX Swiss Exchange during the 5 days preceding the determination of the final issue conditions for the relevant debentures or bonds with warrants attached.

Article 6 Shares; Share register; exercise of rights; restrictions under the Articles of Association

1 The Company shall issue registered shares or certificates covering several registered shares, which are issued in the name of the owner.

2 The share certificates shall be signed by two members of the Board of Directors. Both signatures may be affixed in facsimile.

3 The Company shall maintain a Share Register showing the name and address of the holders or usufructuaries. Any change of address must be reported to the Company.

4 The Share Register will contain two headings: "Shareholders without the right to vote" and "Shareholders with the right to vote". Only persons who have been duly entered under one of those two headings will be recognised by the Company as shareholders or usufructuaries. Only such persons will be authorised as against the Company to exercise the rights conferred by their shares, subject to the restrictions set forth in Article 6, par. 6, and Article 14 of the Articles of Association. Shareholders without the right to vote may neither exercise the right to vote conferred by the shares nor the other rights relating thereto. Shareholders with the right to vote may exercise all the rights conferred by the shares. The exercise of any right conferred by the shares implies adherence to the Articles of Association of the Company.

5 After the acquisition of shares, upon request of the shareholder to be recognised as such, any acquiring party shall be considered as a shareholder without the right to vote, until it is recognised by the Company as a shareholder with the right to vote. If the Company does not refuse the request to recognise the acquiring party within twenty days, the latter shall be deemed to be a shareholder with the right to vote.

6 Subject to Article 14, the following provisions shall be applicable:

a) No natural person or legal entity may be registered as a shareholder with the right to vote for shares which it holds, directly or indirectly, in excess of 3% of the share capital, subject to Article 685d, par. 3 of the Swiss Code of Obligations. Legal entities that are linked to one another through capital, voting rights, management or in any other manner, as well as all natural persons or legal entities achieving an understanding or forming a syndicate or otherwise acting in concert to circumvent this limit, shall be counted as one person..
b) The 3% limit set out above also applies to shares acquired or subscribed by the exercise of subscription, option or conversion rights attached to shares or other securities issued by the Company or by third parties.
c) The foregoing limit does not apply in the case of subscriptions of reserve shares issued by the Company or an acquisition through exchange of shares.
d) Subject to the provisions of letter e) below, the Board of Directors may refuse to enter the shares in the Share Register if, when requested to do so by the Board, the acquiring party has not specifically declared that the shares have been acquired in its own name and for its own account.
e) In order to facilitate the trading of the shares on the stock exchange, the Board of Directors may, by means of regulations or within the framework of agreements with stock exchange or financial institutions, allow fiduciary registrations and also depart from the 3% limit set out above.
f) After hearing the interested party, the Board of Directors may cancel, with retroactive effect, the registration of shareholders holding shares in contravention of the preceding rules.

7 The registrations appearing in the Share Register twenty days prior to the date of the General Meeting of shareholders shall determine the right to participate in and the right to represent shareholders at the General Meetings (art. 14).

Article 7 Dematerialised shares

1 The Company may cease printing and supplying certificates. A shareholder shall however have the right to demand at any time that a certificate for his shares be printed and supplied at no cost.

2 Shares not represented by a certificate, and the rights attached to such shares but not represented by a certificate, may only be transferred by deed. In order to be valid, the deed must be notified to the Company.

3 Shares or the rights attached thereto not represented by a certificate, which a bank has been instructed by the shareholder to administer, may only be transferred through that bank and pledged in favour of such bank.

Article 8 Notices

Without prejudice to the special notice required under Article 696, par. 2, of the Swiss Code of Obligations, all notices required by law and all notifications to be made by the Company shall be considered duly made if published in the "Feuille Officielle Suisse du Commerce" in Berne.

## III. Organisation of the Company

### A. General Meeting

Article 9 Powers of the General Meeting

1 The General Meeting of shareholders is the supreme authority of the Company.

2 Its decisions, if in accordance with the law and these Articles of Association, shall be binding on all shareholders.

Article 10 Ordinary General Meeting

The Ordinary General Meeting of shareholders shall be held each year within six months of the close of the financial year of the Company.

Article 11 Convening General Meetings

1 General Meetings shall be convened by the Board of Directors or, if necessary, by the Auditors, as well as in the other cases foreseen by law.

2 The Board of Directors shall, if so requested by a General Meeting or at the request in writing, specifying the items and proposals to appear on the agenda, of one or more shareholders with the right to vote representing in aggregate not less than one tenth of the share capital, convene an Extraordinary General Meeting. The Extraordinary General Meeting shall be held within forty days of such request.

Article 12 Notice of General Meetings

1 Ordinary or Extraordinary General Meetings shall be convened by notice appearing in the gazette referred to in Article 8 not less than twenty days before the date fixed for the Meeting.

2 The notice of a meeting shall state the items on the agenda and the proposals of the Board of Directors and of the shareholders who demanded that a General Meeting of shareholders be convened (art. 11) or that items be included in the agenda (art. 20).

Article 13 Presiding officer; Minutes

1 The Chairman or any member of the Board of Directors shall preside at General Meetings.

2 Minutes of General Meetings shall be kept by the Secretary of the Board of Directors.

Article 14 Voting rights; Proxies

1 Each share confers the right to one vote. The right to vote is subject to the conditions of Article 6.

2 Each shareholder entered in the Share Register as a shareholder with the right to vote may have its shares represented at General Meetings by another shareholder entered as a shareholder with the right to vote.

3 At General Meetings no shareholder may, for the aggregate of the shares held or represented by him, exercise his voting right in excess of 3% of the total share capital. Legal entities that are linked to one another through shareholding, voting rights, management or in any other manner, as well as natural persons or legal entities acting in concert with a view to circumventing such a limit, shall be counted as one shareholder.

4 The foregoing limit does not apply to shares received and held by a shareholder pursuant to an acquisition as referred to in Article 6, par. 6, lit. c).

5 In order to permit the exercise of voting rights in respect of shares deposited with banks, the Board of Directors may by means of regulations or agreements with banks depart from the limit foreseen in this Article. It may also depart from such a limit within the framework of the regulations or agreements referred to in Article 6, par. 6, lit. e). In addition, this limit shall not apply to the exercise of voting rights pursuant to Article 689c CO regarding representation by a member of the corporate bodies and by an independent person.

Article 15 Quorum and decisions; 1. In general

1 General Meetings shall be duly constituted irrespective of the number of shareholders present or of shares represented, except as otherwise provided in the Articles of Association.

2 Subject to the provisions of Articles 16 and 17 below, General Meeting resolutions and elections shall be decided on a straight majority of the shares represented. In case of a tie, elections shall be decided by lot; on other matters the Chairman of the meeting shall have a casting vote.

3 This Article is subject to any contrary and mandatory provisions of the law.

Article 16 2. Special Quorum

1 Shareholders representing at least one half of the share capital shall have to be present in order to:

- change the corporate name,
- broaden or restrict the scope of the Company's business,
- transfer the registered offices,
- merge with another company,
- issue preference shares,
- cancel or modify the preferential rights attached to such shares,
- issue or cancel profit sharing certificates.

2 Whenever at a first General Meeting less than half of all the shares are represented, a second General

Meeting may be held immediately following the first at which, irrespective of the number of shares represented, decisions may validly be taken by a straight majority of the votes cast.

Article 17 3. Special Quorum and qualified Majority
1 Shareholders representing at least two thirds of the total share capital shall have to be present in order to amend the provisions of the Articles of Association relating to the registration of the voting right (Art. 6, par. 6), the limit on voting rights at General Meetings (Art. 14, par. 3, 4 and 5), the number of Directors (Art. 22) and the term of office (Art. 23), as well as to transfer the registered offices abroad, wind up the Company and remove more than one third of the Directors.
2 Such decisions require a majority of three quarters of the shares represented at the General Meeting.

Article 18 Voting and elections
Without prejudice to the principle set forth in the first paragraph of Article 14, votes shall be taken on a show of hands unless a secret ballot be ordered by the Chairman of the meeting or requested by the majority of the shareholders present.

Article 19 Items not on the agenda
No resolution shall be passed at a General Meeting on matters which do not appear on the agenda except for:
- a resolution convening an Extraordinary General Meeting; or
- the setting up of a special audit.

It shall not be necessary to include in the notice convening a General Meeting items on which no vote will be taken.

Article 20 Rights of shareholders to complete agenda
One or more shareholders whose combined holdings represent an aggregate nominal value of at least 1 million francs may demand that an item be included in the agenda of a General Meeting; such a demand must be made in writing to the Board of Directors at the latest 45 days before the meeting and shall specify the proposals made.

Article 21 Specific powers of the General Meeting
The following powers shall be vested exclusively in the General Meeting:
a) to approve the annual report and the annual financial statements of the Company;
b) to approve the consolidated financial statements of the Group;
c) to grant the release to the Board of Directors and to the management;
d) to decide on the appropriation of profits resulting from the balance sheet of the Company and in particular to determine the amount of the dividend;
e) to elect and remove the members of the Board of Directors, the Auditors of the annual financial statements of the Company and the Auditors of the consolidated financial statements of the Group;
f) to adopt and amend the Articles of Association;
g) to take all decisions which by law or under the Articles of Association are within the jurisdiction of the General Meeting.

B. Board of Directors
Article 22 Number of Directors
The Board of Directors shall consist of at least seven but not more than nineteen members who must be shareholders.

Article 23 Term of office
1 The members of the Board of Directors shall be elected for five years. Each year the Board shall be renewed by rotation, to the extent possible in equal numbers and in such manner that, after a period of five years, all members will have been subject to re-election.
2 In the event of an increase or a decrease in the number of Directors, the Board of Directors shall establish a new order of rotation. It follows that the term of office of some members may be less than five years.
3 If, before the expiry of their term of office, Directors should for any cause whatsoever be replaced, the term of office of the newly elected Directors shall expire at the end of the normal term of office of their predecessors.
4 Retiring Directors may be re-elected immediately.
5 A year shall mean the period running between one Ordinary General Meeting and the next.

Article 24 Organisation of the Board; Remuneration

1 The Board of Directors shall elect its Chairman and one or two Vice Chairmen. It shall appoint a Secretary and his substitute, neither of whom need be members of the Board of Directors.

2 The Board of Directors shall define in the By-laws pursuant to Art. 28, par. 2 its organisation and the assignment of responsibilities.

3 The members of the Board of Directors are entitled to a directors' fee for their activities, the amount of which is fixed by the Board of Directors.

Article 25 Convening meetings; Resolutions

1 The Board of Directors shall meet when convened by the Chairman.

2 The Chairman or any member of the Board designated by the Chairman shall immediately convene a meeting of the Board at the written and substantiated request of any member of the Board of Directors.

3 Resolutions and elections shall be decided on a straight majority of the members present at the meeting; in case of a tie the Chairman shall have a casting vote.

4 Unless a member requests discussion, resolutions of the Board may be properly taken in the form of a motion approved in writing (by letter, facsimile or otherwise) by a majority of the members of the Board.

Article 26 Powers of the Board in general

The Board of Directors shall conduct all the business of the Company to the extent that it is not within the jurisdiction of the General Meeting or not delegated pursuant to the By-laws as set forth in art. 28, par. 2.

Article 27 Specific powers of the Board

The Board of Directors has the following non-transferable and inalienable duties:

a) the ultimate direction of the business of the Company, in particular the conduct, management and supervision of the business of the Company, and the provision of necessary directions;
b) the determination of the organisation in the By-laws pursuant to art. 28, par. 2;
c) the determination of accounting and financial control principles;
d) the appointment and removal of the persons entrusted with the management and the granting of signatory powers to persons representing the Company;
e) the ultimate supervision of the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
f) the preparation of the Management Report in accordance with the provisions of the law;
g) the preparation of General Meetings and the carrying out of its resolutions;
h) the determination of the manner in which the dividend shall be paid;
i) the opening and closing of branch offices;
j) the notification of the court in case of overindebtedness.

Article 28 Delegation of powers

1 The Board of Directors may appoint from amongst its members a Committee entrusted with the preparation and execution of its decisions or the supervision of specific parts of the business. The Board of Directors shall ensure that it is kept properly informed.

2 The Board of Directors may in accordance with the By-laws delegate all or part of the management to one or more of its members, to the Committee, or to third parties.

Article 29 Management; Power to sign on behalf of the Company

The Board of Directors may authorise Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Vice Presidents, "Fondés de pouvoirs", "Mandataires commerciaux" and other officers to sign on behalf of the Company. Authority may be granted to sign individually or jointly.

C. Auditors

Article 30 Number of Auditors; Term of office

The General Meeting shall appoint, for a term of three years, one or more Auditors of the annual financial statements of the Company and one or more Auditors of the consolidated financial statements of the Group, which shall be independent from the Company and meet the special professional standards required by law.

Article 31 Rights and duties of Auditors

The Auditors shall verify the annual financial statements of the Company, as well as the consolidated financial statements of the Group, and shall submit their reports to the General Meeting. Their rights and duties shall be as laid down by the Swiss Code of Obligations.

## IV. Business Report and Appropriation of profit resulting from the balance sheet

Article 32 Financial year

The financial year shall commence on the first day of January and shall end on the thirty-first day of December.

Article 33 Management report

For every financial year the Board of Directors shall prepare a management report consisting of annual financial statements of the Company, of the annual report and consolidated financial statements of the Group.

Article 34 Appropriation of profit resulting from the balance sheet of the Company

Subject to any mandatory provisions of the law, the General Meeting shall be free to determine the appropriation of the profit resulting from the balance sheet of the Company.

## V. Reserve

Article 35 Use of the general reserve

The General Meeting shall determine how the general reserve shall be used.

# Nestlé Corporate Governance Principles

September, 2000

Since its foundation in 1866, Nestlé has:
- built consumers' trust through the quality of its products;
- respected the social, political and cultural traditions of all countries in which it operates;
- taken a long-term approach to strategic decision-making, which recognises the interests of its shareholders, consumers, employees, business partners and industrial suppliers as well as those of all the national economies in which it operates.

Nestlé's commitment to sound Corporate Governance goes back to its very early days. Nestlé published for the first time, in September 2000, its Corporate Governance Principles. Today, these are incorporated in the Management Report.
These reflect and highlight our ongoing commitment to ensure the highest level of responsible corporate conduct in all of our Company's activities.





Rainer E. Gut
Chairman of the Board

Peter Brabeck-Letmathe
Vice Chairman
of the Board and
Chief Executive Officer

Preamble

Legislations and International Recommendations

Nestlé:
- complies with the laws and regulations applicable in the countries in which it operates;
- ensures that the highest standards of conduct are met throughout the organisation by complying in a responsible way with the Nestlé Corporate Business Principles, which guide Company activities and relationships worldwide in each sector of business interest;
- is aware that increasing globalisation is leading to the development of more international recommendations. Although, as a general rule, these recommendations are addressed to governments, they inevitably have an impact on business practices. Nestlé takes such recommendations into account in its policies;
- generally endorses commitments and recommendations for voluntary self-regulation issued by competent sectoral organisations, provided they have been developed in full consultation with the parties concerned; these include the ICC Business Charter for Sustainable Development (1991), the OECD Guidelines for Multinational Enterprises (1976), and the OECD Principles of Corporate Governance (1999).

The Principles

They cover four areas:

I. The rights and responsibilities of shareholders
II. The equitable treatment of shareholders
III. The duties and responsibilities of the Board of Directors
IV. Disclosure and transparency

These are based on Swiss legislation and SWX Swiss Exchange regulations, since Nestlé S.A. has its registered offices in Switzerland (Cham and Vevey), as well as on Nestlé S.A.'s Articles of Association.

I. The rights and responsibilities of shareholders
The shareholders' rights are protected by law, by the Articles of Association, and by the Corporate Governance Principles, which are also intended to ensure the sustainable development of Nestlé S.A.

Nestlé S.A.'s basic shareholders' rights and responsibilities include the right to:
- secure methods of ownership registration;
- obtain relevant information on Nestlé S.A. on a regular and timely basis;
- participate in, and vote at, General Meetings of the shareholders in person or in absentia (by proxy), subject to the Nestlé S.A.'s Articles of Association;
- approve the Management Report and the annual Financial Statements of Nestlé S.A.;
- approve the Consolidated Financial Statements of the Group;
- grant the release to the Board of Directors (hereafter referred to as the "Board") and to the Management;
- decide on the appropriation of profits resulting from the balance sheet of Nestlé S.A., in particular determine the amount of the dividend;
- elect and remove the members of the Board, and the Auditors of the annual financial statements and of the consolidated financial statements;
- adopt and amend the Articles of Association;
- take all decisions, which by law or under its Articles of Association, are within the jurisdiction of the General Meeting;
- participate in decisions in extraordinary meetings;
- be informed sufficiently ahead of time of the date, location and agenda of General Meetings;
- place items on the agenda and ask questions at General Meetings in accordance with the Articles of Association, and – for the questions – subject to reasonable limitations inasmuch as the topics are related to business activities.

Any Nestlé S.A. shareholder has the right to request effective redress of violation of his/her rights in accordance with Swiss law.

II. The equitable treatment of shareholders
Vote
Nestlé S.A. applies the principle "one share – one vote". As far as the voting rights are concerned, they are limited to 3% (own shares have no voting rights). Any Nestlé S.A. shareholder can obtain information about voting rights. Changes in voting rights are submitted to the shareholders' vote.

Processes and Procedures
Processes and procedures for the General Meeting of Shareholders allow for equitable treatment of all shareholders.

Nestlé S.A.'s procedures are designed to facilitate the shareholders to cast votes.

Dealings
Insider trading is prohibited and specific "close periods" have been defined for people concerned.

III. The duties and responsibilities of the Board
The Board ensures the strategic guidance of Nestlé S.A. and the effective monitoring of its management. The Board is accountable to the shareholders.

In order to fulfil their duties and their responsibilities, Board members receive and can request accurate, relevant and timely information.

Board members act on a fully informed basis, in good faith, with due diligence and care, and in the best interest of Nestlé S.A.

Board members provide equal treatment to shareholders in similar situations.

The Board has the following
non-transferable and inalienable duties to:
a) provide the ultimate governance of Nestlé S.A.
and issue the necessary instructions;
b) determine the organisation;
c) discuss and approve the strategy;
d) organise accounting and financial control
as well as financial planning;
e) provide the ultimate supervision of the persons entrusted with the management, and grant signatory powers to persons representing the Company;
f) ultimately supervise the persons entrusted with the management of the Company, ensuring in particular their compliance with the law, the Articles of Association, regulations and instructions given;
g) evaluate the persons in top management;
h) prepare the management report in accordance with provisions of the law;

i) prepare General Meetings and carry out its resolutions;
j) notify the court in case of over-indebtedness.

The Chairman's role is to supervise Nestlé S.A.'s governance structure and to look after the shareholders' relations and interests in particular.

The Board consists of non-executive members who delegate the management of Nestlé S.A. to the Chief Executive Officer who is also a Board member. It also delegates special duties/responsibilities to specific committees.

Members of the Board and management disclose any personal interest in any transaction of significance for the business of Nestlé S.A.

The Board has the following sub-committees:
- the Committee of the Board, which consists of the Chairman, the Vice Chairman/Vice Chairmen, the CEO and other member(s) of the Board. It has a wide delegation of responsibilities from the Board and also functions as a Nomination Committee;
- the Audit Committee, which consists of non-executive Board members only;
- the Remuneration Committee, which consists of the Chairman, Vice Chairman/Vice Chairmen or, in the case of only one Vice Chairman, together with a member of the Committee of the Board.

IV. Disclosure and transparency
Nestlé S.A. aims to ensure that shareholders have access to relevant, up-to-date and consistent information in a timely and consistent fashion. This information should allow shareholders as well as prospective investors to make informed judgements about the Nestlé S.A. shares.

Nestlé S.A. pursues a policy of disclosure and transparency. This policy may be modified only when it is necessary to protect the Company's competitive, commercial or legal position.

Nestlé S.A. complies with all legal and regulatory requirements applicable where its shares are listed. Nestlé S.A. will monitor all changes and take part whenever possible in discussions preceding such changes in legislation and listing regulations.

Nestlé S.A. fulfils its obligation to make information that is relevant to the market publicly available in simultaneous fashion; independent auditors elected by the shareholders conduct the annual audit in order to provide an external and objective assurance on the way in which financial statements have been prepared and presented.